20 August 2008

RECEIVED

2008 SEP -3 P 12:-5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

Attention: SEC Filing Desk

08004712

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3B
- News Release – St.George Prices Crusade ABS Series 2008-2 Trust
- News Release – St.George notes ACCC statement of issues on proposed merger
- News Release – St.George's credit quality remains excellent with no exposure to CDOs
- News Release - Update on St.George's operational and financial performance to 31/7/08
- Market Update 12 August 2008
- News Release – ACCC decision on proposed merger
- US$ Medium–Term Note Program

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

PROCESSED
SEP 0 5 2008
THOMSON REUTERS

dlw 9/4

RECEIVED
2008 SEP -3 P 12:-5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,464,129
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Dividend Reinvestment Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 July 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	566,529,267	Ordinary Shares
		3,500,000	SAINTS
		1,500,000	SPS
		3,250,000	CPS
		4,000,000	CPS II
		2,626	Redeemable Preference Borrower Shares
		191,025	Redeemable Preference Depositor Shares
		90,000	Floating Rate Transferable Deposits due 8 April 2011
		40,000	Fixed Rate Transferable Deposits due 8 April 2011
		45,000	Floating Rate Transferable Deposits due 28 November 2011
		15,000	Fixed Rate Transferable Deposits due 28 November 2011
		90,000	Floating Rate Transferable Deposits due August 2009
		100,000	Floating Rate Transferable Deposits due March 2009

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	*Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?* If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 15/07/08

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

st.george

news release

18 July 2008

St.George Prices Crusade ABS Series 2008-2 Trust

St.George Bank Limited announced the pricing on Thursday 17 July in Sydney and London of Crusade ABS Series 2008-2 Trust, an issue of asset-backed securities under its Crusade securitisation programme. The Class A-2 T1 and the Class A-2 T2 Euro tranches will be listed on the Australian Securities Exchange. All securities will be backed by Auto loan receivables originated by St.George Finance Limited, a wholly owned subsidiary of St. George Bank Ltd.

In total, asset backed securities with an equivalent value of A$1,236 million will be issued in eight tranches, with the following pricing:

- The A-1 senior tranche of A$200 million was priced at 1 Month BBSW plus 80 basis points.
- The A-2 T1 senior tranche of Euro 279 million was priced at 3 Month EURIBOR plus 120 basis points.
- The A-2 T2 senior tranche of Euro 300 million was priced at 3 Month EURIBOR plus 120 basis points.
- Five subordinated tranches totalling A$94.3 million have also been issued and were privately placed.

It is expected that the senior A-1 tranche will be rated A1+/P-1 and the A-2 T1 and A-2 T2 tranches will be rated AAA by Standard and Poor's and Aaa by Moody's Investor Service.

The senior Australian dollar A-1 tranche had Macquarie Bank Limited and St.George Bank Ltd as Joint Lead Managers and the A-2 T1 tranche and the A-2 T2 tranche had Macquarie Bank Limited and The Royal Bank of Scotland plc as Joint Lead Managers. Macquarie Bank Limited acted as Arranger on all tranches.

st.george

news release

23 July 2008

St.George notes ACCC statement of issues on proposed merger

St.George Bank Limited notes the statement of issues released today by the Australian Competition and Consumer Commission (ACCC) in relation to the proposed merger between St.George and Westpac Banking Corporation.

The statement of issues is an important step in the merger process and we look forward to working with the ACCC to resolve the issues raised.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Lara Daniels
Corporate Relations
02 9236 1508 or 0419 226 449

st.george

news release

28 July 2008

St.George's credit quality remains excellent with no exposure to CDOs

In response to ongoing volatility in the market, St.George Bank reconfirms that it has no exposure to CDOs or US conduits.

St.George continues to have no exposure to US or domestic sub-prime lending or hedge funds. Overall credit quality remains excellent, reflecting the high quality of the Bank's residential and business lending portfolios and its prudent credit culture and policies.

St.George's balance sheet is conservative, with a low risk mix of businesses. St.George is domestically focused and 70% of all lending is in Australian home mortgages, which over many decades have proved to have much better credit quality than other types of loans.

Credit quality in consumer banking remains excellent, with arrears performance solid. Overall credit quality in business banking remains strong. Circa 95% of the business banking portfolio is secured, with more than 80% secured by property.

Ends…

Media contact:

Jeremy Griffith, Corporate Relations, 02 9236 1328 or 0411 259 432
Lara Daniels, Corporate Relations, 02 9236 1508 or 0419 226 449

st.george

news release

12 August 2008

Update on St.George's operational and financial performance to 31 July 2008

St.George Bank today announced the Group is on track to meet its EPS growth target of 8-10% in 2008. The unaudited cash profit* was $1,073 million for the ten months to 31 July 2008, 12.5% ahead of July 2007.

Taking into account the major non-recurring items and the change in SGIA revaluations between 2007 and 2008, the underlying earnings are broadly in line with the Cash NPAT growth over the period. During the period there were no changes to the Group's accounting policies.

St.George Bank's Managing Director & CEO, Paul Fegan said; "Against the back drop of a challenging operating environment St.George continues to perform well with strong growth across its core businesses and product lines, sound asset quality and effective cost control. I am particularly pleased that we have completed 100% of our 2008 term wholesale funding requirements and already raised $3.3 billion of the estimated $11-$12 billion term wholesale funding requirements for 2009."

Retail deposit balances are continuing to experience positive growth due to continued focus on product offering and consumer 'flight to quality'. Growth for the ten months ended 31 July 2008 was 18.9% annualised and exceeds growth in retail lending, providing a funding offset.

Residential receivables growth for the ten months ended 31 July 2008 has slowed to 10.0% annualised. St.George is on track to grow broadly in line with system, with focus on profitable segments.

Middle market receivables growth has also slowed but continues to be strong at 30.1% annualised for the ten months ended 31 July 2008 leading to further gains in market share. Market leading customer satisfaction and retention rates are continuing to drive strong momentum in our middle market business.

Managed funds balances have fallen during the ten months ended 31 July 2008 by 15.6%. Balances have decreased by 4.4% to $42 billion since 31 March 2008, and Asgard remains in the top four for net flows. This is a solid performance given the disruption in investment markets.

St.George recently announced that it had formed a partnership with global insurer American International Group, Inc. (AIG) to be its new Life Insurance partner.

AIG will provide a range of services to St.George Life and will also be the insurance partner for St.George Wealth's superannuation and platform business, Asgard Wealth Solutions.

This announcement is part of the Group's accelerated growth plans for its Life Insurance businesses.

Due to the reduced exposure to equities and effective hedging, revaluations of the mortgage insurance investment portfolio contributed $2 million to pre tax profit in the first four months of the second half compared to a pre tax loss of $33 million in the first half. This $31 million net loss for the ten months to July 2008 compares to a $28 million pre tax profit in the ten months to July 2007. Given the deliberate rebalancing of the portfolio, volatility will be substantially reduced going forward.

St.George is continuing to extend its service leadership in this challenging environment. St.George's customer satisfaction** stood at 77.2% in June 2008, up from 74.2% in March 2007. This exceeds the average of the major banks by 8%, up from 4% in March 2007.

Credit quality
Overall credit quality remains very good, reflecting the high quality of the Bank's residential and business lending portfolios and its prudent credit culture and policies. St.George's balance sheet is conservative, with a low risk mix of businesses focused predominantly in Australia with no offshore operations.

St.George also continues to have no exposure to US or domestic sub-prime lending, CDOs or hedge funds.

Loan impairment expense for the period was in accordance with expectations reflecting the Group's asset quality and no material losses were experienced on single name exposures to date in the second half. The loan impairment expense and 90-day past due arrears for housing loans are within an acceptable range and well below long term averages.

Overall credit quality in business banking remains strong. Approximately 95% of the business banking portfolio is secured, with more than 80% secured by property. Market Risk from trading activities is controlled by an overall risk management framework that incorporates low relative Value at Risk (VaR) limits and usage.

In the first half, the Group recognised an individual provision of $20 million before tax against a margin loan secured by Octaviar Ltd (formerly MFS Limited) shares. The remaining balance of $5 million has now also been fully provided. This exposure has been previously disclosed to the market. Other exposures, also previously announced to the market, to Centro entities (fully secured) and Allco continue to be performing and therefore do not require specific provisions. As a result of asset sales and reductions of limits, the Allco exposure has reduced from $60 million to $37 million.

Funding
Since 1 October 2007, St.George has raised $11.3 billion of committed term funding. St.George has now completed 100% of its 2008 financial year term wholesale funding requirements and has already raised $3.3 billion of its estimated $11-$12 billion term wholesale funding requirements for 2009.

St.George has 15% of its committed term funding maturing in the next 6 months. The average weighted maturity of its committed term funding is over two years.

As at the last reporting date, 31 March 2008, St.George's average cost of total funding was 6.31% compared to an average of 6.28%[1] for the majors.

In addition, St.George has the best efficiency ratio of all Australian banks, 42.5% at March 2008 compared to the average of the major banks of 45.7%[1]. For the ten months to July 2008, St.George's efficiency ratio was 40.5%. This advantage over the major banks allows St.George to absorb additional funding costs.

---

1 Based on the most recent half year profit announcements.

Notwithstanding the success to date in completing the Group's funding program, access to markets and pricing will continue to be challenging for all sector participants due to the expected volatility and possible worsening of the funding markets. It is difficult to accurately forecast the impact due to the uncertainty going forward.

Capital and Liquidity

St.George is well capitalised with a Tier 1 capital adequacy ratio of 6.74% as at 31 July 2008. St.George's minimum Tier 1 capital adequacy ratio is 6.25%. $335 million of excess capital is held, which is sufficent to support $9 billion of risk weighted asset growth over the remainder of calendar 2008. We continue to hold high levels of liquidity at 13% with approximately $5 billion excess over the minimum requirement.

Update on proposed merger

The proposed merger process continues to progress with the ACCC Statement of Issues released 23 July and a final decision expected 20 August 2008.

The Board intends to recommend the merger proposal subject to it remaining in the best interests of St.George shareholders compared to the position when the proposed merger was announced on 13 May 2008, and no superior proposal emerging. This recommendation will also be subject to an Independent Expert's report confirming the proposal is in shareholders' best interests.

It is expected that St.George shareholders will receive a scheme booklet, which will contain full details of the proposal, including the basis for the St.George Directors' recommendation and an Independent Expert's report. It is currently anticipated that this booklet will be dispatched to shareholders in late September 2008, subject to relevant regulatory approvals, and that St.George shareholders will vote on the proposed merger in early November 2008, with finalisation of the proposed merger scheduled for late November 2008.

Outlook and targets

St.George remains on track to meet its EPS growth target of 8-10% for the 2008 financial year. This target continues to exclude the impact of hedging and non-trading derivatives volatility and significant items; assumes a reasonably sound economic environment and no further one-off material credit losses. Global credit markets continue to negatively impact access and pricing of wholesale funds for Australian and overseas banks and it is possible that the situation may worsen in the short term. From a position of strength the Australian economy continues to slow with subdued retail spending levels and tighter labour market conditions expected. Official cash rates are now more likely to reduce before the end of calendar 2008.

St.George remains on track to meet its other targets around cost to income, capital, credit quality and customer satisfaction as outlined in its 2008 interim results.

St.George's 2008 Full Year results will be announced on 29 October 2008.

Ends...

Media contact:
Jeremy Griffith 02 9236 1328 or 0411 259 432

Investor Relations contact:
Sean O'Sullivan 02 9236 3618 or 0412 139 711

*Cash profit after tax excludes hedging and non-trading derivatives volatility and significant items.
** Roy Morgan Research, Aust 14+, 3 month moving average

1

St.George Bank Ltd

Market Update
12 August 2008

Paul Fegan
Managing Director and CEO
Michael Cameron
Chief Financial Officer

st.george

2

Agenda

Progress to date	Paul Fegan
Funding, credit quality and capital	Michael Cameron
Business priorities, proposed merger and management targets	Paul Fegan

st.george

Progress to date...

- 'On track' to deliver 8-10% EPS growth in FY08
- FY08 term funding 100% complete in Jun-08, $3.3bn already raised for FY09
- Credit quality remains very good despite slowing operating environment
- All businesses delivering solid performances despite challenging conditions
- Solid business volumes growth and margin performance, with retail deposits particularly strong

Earnings performance to date

	10 months to Jul-08	10 months to Jul-07	Change %
Cash profit*	$1,073m	$954m	12.5
Revenue*	$2,955m	$2,706m	9.2
Expenses*	$1,196m	$1,149m	4.1
Return on equity*	21.2%	23.2%	-

Return on equity annualised
*Cash basis excludes the impact of hedging and non-trading derivatives volatility and significant items

5

Continued solid business volumes growth



$bn
120
60
0
Lending
Retail Deposits
Managed Funds
14.0%
118.6
18.9%
55.3
42.0
-15.6%
50.2
29.7
17.4
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Jul-08

Retail deposit growth rate exceeding lending receivables growth

Percentages Sep-07 to Jul-08 annualised

6

Effective cost management (efficiency ratio)



St.George expense to income ratio
%
55
45
35
52.4
Cash AIFRS
AGAAP^
40.5
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Jul-08



Peer group expense to income ratio*
%
60
45
30
58.7
56.9
48.4
47.0
44.4
43.1
43.1
42.5
BOQ
Bendigo
CBA
NAB
ANZ
WBC
Suncorp
St.George

St.George remains the most efficient Australian bank

St.George 40.5% expense to income ratio is 10 months to Jul-08.
^Excluding goodwill and before significant items. *Ratios are from the most recent half year profit announcements

Credit quality remains very good

Net impaired assets/net receivables*

	Mar-08 %	Sep-07 %	Mar-07 %
St.George	0.12	0.10	0.10
Average of majors	0.19	0.14	0.12

- No exposures to:
  - US or domestic sub-prime lending
  - CDO, CLO or CDS
  - hedge funds
- No offshore operations
- Consumer credit quality remains very good
- Business banking credit quality remains strong
- No new significant 'single name' exposures, existing exposures reduced
- Collective provision represents almost three years of average bad debts expense^

Overall credit quality very good despite increasingly challenging operating environment

^Three times the average over six years. *Source: market releases by major banks. Includes securitisation and bill acceptances. Net impaired assets data restated in accordance with the requirements of Accounting Standard AASB 7, which becomes effective for the 30 Sep-08 reporting period

Return on equity



%
30
15
0
Return on equity
20.4
21.2
AGAAP*
Cash AIFRS
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Jul-08

Consistently high return on equity

*After preference dividends, before significant items and goodwill, annualised

What we said we would deliver in 2H08

	On track
• 100% FY08 funding complete, FY09 pre-funding commenced	✓
• Full period run rate impact of:	
- product repricing	✓
- free funds benefit of Nov-07 capital placement	✓
- costs disciplines initiated in 1H08	✓
• Stabilisation of earnings from SGIA investment portfolio	✓
• Reduced costs related to realignment of mortgage broker commissions	✓
• Reduced individual provisioning charge in 2H08 versus 1H08	✓
• Superior to peer overall credit quality	✓

Agenda

Progress to date	**Paul Fegan**
Funding, credit quality and capital	**Michael Cameron**
Business priorities, proposed merger and management targets	**Paul Fegan**

Funding – cash to 90 days differential


Cash/90 days differential basis points
bps
100
50
0
Average post Jul-07 48 bps
Average pre Jul-07 19bps
7 bps

Cash/90 days differential is a source of increased funding costs for all banks

Funding

Total funding by source as at 31 Jul-08^*

	$bn	%
Retail	55.3	42
Short term wholesale	35.5	27
Term wholesale	20.6	16
Securitisation	16.4	13
Subordinated debt	2.4	2
Preference shares	0.7	0
Total	**130.9**	**100**

St.George maintains diversified funding sources

- 13% of funding from securitisation has reduced St.George's immediate demand for committed term wholesale funding
- AA versus A+ rating* is most relevant for term wholesale funding and subordinated debt
- Excluding securitisation St.George's proportion of term wholesale funding is 18%, which is lower than our peers

Notwithstanding our successful funding program to date, access to markets and pricing remains challenging for all borrowers due to the expected volatility and potential worsening of markets

^Includes bank bill funding. *Aa2 Moodys

13

Funding – maintaining competitiveness

Average rate on interest bearing liabilities


%
8
4
0
6.3
6.3
6.7
5.7
6.4
St.George
WBC
ANZ
CBA
NAB

Looking forward

- If funding benefit to AA versus A+ persists for next four years and assuming:
  - an additional 30bps for term and 10bps for short term wholesale; and
  - St.George replaces all existing funding
- Then St.George's funding costs would be 10-12bps over the majors

St.George's total cost of funds is currently similar to the major banks

Based on the most recent half year profit announcements

14

Funding – the efficiency offset

Expense to Income ratios*

	%
St.George	42.5
WBC	43.1
ANZ	44.4
NAB	47.0
CBA	48.4

- St.George's expense to income ratio is 40.5% for the 10 months to Jul-08
- A 1% expense to income advantage over the major banks allows St.George to absorb additional funding costs of $89m or 6-8bps without impacting competitiveness
- St.George's current expense to income advantage over the average of the majors is >3%

St.George's current efficiency advantage of >3% is equivalent to approximately 20bps of additional funding costs

*Expense to incomes are based on the most recent half year profit announcements

Other key information

Term debt issuances since 31 Mar-08

Date	Currency	Description	Pricing	Term yrs	Amount $bn*
Apr-08	EUR	Term	3mo Euribor +140bps	3.2	0.2
May-08	AUD	Subordinated	3mo BBSW +275bps	5.0	0.7
Jun-08	EUR	Term	Euribor +140bps	5.0	1.5
3rd Qtr	Mixed	Term-Private	n/a	1.6	2.0
Jul-08	AUD/ EUR	Auto securitisation	1mo BBSW +80bps / 3mo Euribor +120bps	Up to 5.0	1.2
4th Qtr	Mixed	Term-Private	n/a	1.3	0.8

100% complete in FY08 and $3.3bn issued for FY09

Notes

*Australian dollar equivalent

Funding – maintaining an appropriate term

Term funding issuances



$bn
12
10
8
6
4
2
0
Merger proposal announced 13 May-08
FY08 term wholesale funding requirement
0.5
0.7
0.8
1.0
2.5
4.9
5.9
7.0
9.3
10.8
11.3
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08

- Average weighted maturity of committed funding is unchanged from Mar-08 at 26 months
- Since 31 Mar-08 St.George has raised $5.2bn of term debt funding with an average weighted maturity of 29 months

St.George has successfully maintained an appropriate average duration for its term funding

*Excludes $1.2bn auto securitisation transaction

17

FY09 - the funding task

Impact of credit and deposit growth on FY09 term funding

$bn		Retail deposits growth		
		14%	**12%**	**10%**
Asset growth	**10%**	9.6	10.0	10.4
	11%	10.1	10.5	10.9
	12%	10.6	11.0	11.4
	13%	11.1	11.5	11.9
	14%	11.6	12.0	12.4
	15%	12.1	12.5	12.8

FY09 expected term wholesale funding requirement*

	$bn
St.George	11-12
WBC	20-25
ANZ	30
NAB	27
CBA	24-26

St.George represents less than 10% of total term funding requirements for the Australian banks in FY09

*Source: Market releases by major banks

18

Overall credit quality remains very good

- St.George is domestically focused with no offshore operations
- No exposure to Collateralised Debt Obligations (CDO), Collateralised Loan Obligations (CLO) or Credit Default Swaps (CDS)
- No exposure to US or domestic sub prime
- No exposure to stock lending or hedge funds
- 63% of lending assets in residential mortgages
- Houses in possession stable at 87, representing only 0.02% of total portfolio
- Approximately 95% secured in Middle Market lending
- Reducing exposures to previously announced 'single name' exposures

Conservatively managed with prudent policies and well placed compared to peers in terms of business mix and security levels

Strong housing loan arrears performance


Home loan arrears
90+ arrears and non-accruals
0.7%
0.6%
0.5%
0.4%
0.3%
0.2%
0.1%
0.0%
October
November
December
January
February
March
April
May
June
July
August
September
FY06
FY07
FY08


Home equity loan arrears
90+ arrears and non-accruals
0.7%
0.6%
0.5%
0.4%
0.3%
0.2%
0.1%
0.0%
October
November
December
January
February
March
April
May
June
July
August
September
FY06
FY07
FY08

- Home loan 90+ days arrears lower than Jul-07
- Home equity loan 90+ days arrears stable compared to Jul-07
- Some deterioration expected due to moderating economic environment and higher interest rates
- Overall arrears remain within expected ranges and manageable
- 73.9% LVR for mortgages written from Sep-07 to Jun-08, LVR for total mortgage portfolio stable at <40%

Stable consumer loan arrears performance


Credit card arrears
90+ arrears and non-accruals
4.0%
3.0%
2.0%
1.0%
0.0%
October
November
December
January
February
March
April
May
June
July
August
September
FY06
FY07
FY08


Unsecured personal loan arrears
90+ arrears and non-accruals
4.0%
3.0%
2.0%
1.0%
0.0%
October
November
December
January
February
March
April
May
June
July
August
September
FY06
FY07
FY08

Credit cards

- Credit card arrears stable compared to Jul-07
- Credit cards represent 1.4% of total lending assets

Personal loans

- Personal loan arrears higher than Jul-07, but remain low in absolute terms
- Unsecured personal loans represent 2.2% of total lending assets

Unsecured personal loans have been de-emphasised for 2 years

Other key information

Notes

Revaluation movements in SGIA investment portfolio

SGIA $m	Jul-08*	Jul-07*	Change
Revaluations	(31)	28	(59)
Tax	9	(8)	17
After tax	(22)	20	(42)

*10 months to July of each year

SGIA investment portfolio

- 65% of equity exposure to investment markets hedged during May and Jun-08
- Hedges reduces the effective equity exposure within the SGIA investment portfolio to less than 10%, down from 33% at Mar-08
- As at 30 Jun-08 SGIA investment portfolio totalled $390m
- Underwriting is strong and losses remain extremely modest in absolute number and dollar terms

SGIA investment portfolio repositioned for improved capital efficiency and reduced volatility

Strong capital position, excess liquidity

23

Current positioning as at 31 Jul-08

- Tier 1 capital 6.74%, minimum 6.25%
- $335m of excess capital held, sufficient to support $9bn of RWA growth^
- Liquidity high at 13% with c.$5bn excess over minimum requirement

FY08 capital management initiatives

- $759m institutional capital placement in Nov-07
- $392m non-innovative convertible preference share issuance in Dec-07
- $76m in Dec-07 DRP*, $151m in Jul-08 DRP (after 2.5% discount)
- $85m Share Purchase Plan in Mar-08
- $336m of Auto asset backed securities securitised in Mar-08 and $1,236m in Jul-08, improving capital position by a net 3bps and 8bps respectively^^

Strongly capitalised to support expected growth in FY08 and into FY09

*Dividend Reinvestment Plan. ^Including internally generated capital over the same period. ^^After capitalised/other costs

Agenda

24

Progress to date	**Paul Fegan**
Funding, credit quality and capital	**Michael Cameron**
Business priorities, proposed merger and management targets	**Paul Fegan**

Customer satisfaction offering still distinctive


%
Retail Bank customer satisfaction
85
75
65
55
St.George differential to average of major banks now 8%
77.2%
69.5%
St.George
Average of the majors
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Jun-08

Extending service leadership while still making tough commercial decisions

Source: Roy Morgan Research Jun-08 rolling 3-mth average respondents (aged14+) with transaction accounts at institution

Deposits – growth providing funding offset


Retail deposit balances
18.9%*
$bn
55
45
35
25
29.7
55.3
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Jul-08

- 24% annualised growth Mar-08 to Jul-08
- Balance growth benefiting from:
  - flight to quality
  - focus on core offering
  - leverage of wealth and commercial relationships
- 34% annualised growth in commercial deposits Mar-08 to Jul-08
- Margin performance remains strong
- Robust growth levels providing a mitigate to challenging funding markets

Outstanding retail deposit growth exceeding growth in retail lending

*Annualised percentage Sep-07 to Jul-08

Home Loans – focusing on profitable segments

Residential receivables


10.0%*
$bn
75
55
35
36.2
75.0
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Jul-08

- 10% annualised growth Mar-08 to Jul-08
- Housing volumes slowing in line with sector as consumers are impacted by higher interest rates, food and petrol prices and slowing economy
- Run-off rate^ 14.7%, down from 15.2% in Jul-07
- Broker commissions realignment has improved channel profitability without impacting volumes
- Houses in possession stable at 87
- <1bps loan loss rate

Credit quality and arrears performance remains excellent

*Annualised percentage Sep-07 to Jul-08.
^Jul-08 annualised run-off rate includes contractual repayments, discharges and pre-payments

Other key information – Commercial footings

Balance sheet footings by state^


$bn
50
25
0
$22bn
% portfolio
17%
15%
11%
8%
49%
QLD
NSW/ACT
Sep-04
Jun-08

Balance sheet by footings by industry^


$bn
50
25
0
$22bn
% portfolio
17%
5%
4%
8%
25%
41%
Property & Const.
Sep-04
Jun-08

Target industries are professionals, manufacturing and wholesale, health, leisure and hospitality and property

^Includes St.George Institutional & Business Banking and BankSA total commercial lending and deposits

29

Middle Market – outstanding performance

Total middle market receivables



30.1%*
$bn
30
15
0
9.5%^ market share, up from 5.0% in Sep-02
29.8
8.3
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Jul-08

Total commercial deposits



25.7%*
$bn
16
8
0
14.9
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Jul-08

- 25% annualised growth Mar-08 to Jul-08
- 30% annualised growth Sep-07 to Jul-08

- 34% annualised growth Mar-08 to Jul-08
- 26% annualised growth Sep-07 to Jul-08

Credit quality remains strong though some deterioration is expected going forward given the current operating environment

*Annualised percentage Sep-07 to Jul-08.
^Cannex derived market share, from Mar-06 impact of leveraged buy out transactions are excluded

30

Other key information – Middle Market

Loan size $m	Sep-04 Proportion of balances	Jun-08 Proportion of balances
<1	19%	10%
1 – 5	31%	21%
5 – 10	17%	12%
10 – 20	15%	12%
20 – 50	13%	18%
50-100	5%	14%
100-150	0%	8%
150-200	0%	3%
>200	0%	2%
Total	100%	100%

- >60% of the large customers have been with us since 2004
- 73% of the total portfolio balances are <$50m
- c.90% of business >$50m is in target industries
- c.95% of portfolio secured, >80% secured by property
- Average new loan size is c.$5.5m

64% of new business is sourced from existing customers

Asset figures include IBB and BankSA commercial balances

Middle Market – leader in customer retention

Relationship management


Average of four majors St.George
%
100
75
50
25
29
51
58
71
79
89
Customer advocacy^
Customer satisfaction*
Propensity to acquire next product*

Customer retention

- 93% of customers have maintained their relationship with St.George^^
- 64% of new business sourced from existing customers

Expected churn**

- 0% of St.George customers are considering changing banks in the next 6 months
- 17% of major bank customers are considering changing

Industry leading levels of staff engagement and customer retention moderating impact of slowing operating environment

*Source: Jones Donald Customer Satisfaction Survey Sep-07, ^Customers who would 'definitely recommend their bank'. ^^Sep-06 customers who are still with St.George, 7% attrition rate includes customers who have repaid debt, been acquired or closed their businesses. **East & Partners - Australian Commercial Transaction Banking Markets Survey Aug-07

Wealth Management

Total managed funds


-15.6%*
$bn
50
30
10
17.4
42.0
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Jul-08

- Total managed funds down 4.4% since Mar-08
- Asgard top 4 in industry for net flows^
- Continuing to heavily invest in underlying infrastructure
- 10.1%** increase in financial adviser numbers

Industry leading levels of customer retention and service delivering a solid performance notwithstanding volatile markets

*Percentage Sep-07 to Jul-08, excludes Securitor balances. **Percentage Mar-07 to Mar-08. ^Plan for Life Mar-07 to Mar-08 Quarterly Data System

33

New life insurance partner announced

- On 4 Aug-08 St.George announced global insurer American International Group, Inc. (AIG) will be its new life insurance partner
- AIG will provide a range of services to St.George Life
- AIG will also be the insurance partner for St.George Wealth Management's superannuation platform business, Asgard Wealth Solutions
- Together AIG and St.George are strongly positioned to lift the sale of life insurance to the Group's existing customer base and the broader community and help address the significant level of underinsurance amongst Australians

AIG's experience, leading technology, excellent claims management and commitment to customer service will provide important benefits as St.George looks to accelerate growth in its insurance businesses

34

Proposed merger timetable progressing

Calendar of events*

ACCC Statement of Issues released	23 Jul-08
ACCC final decision announced	20 Aug-08
Regulatory approvals obtained	29 Aug-08
Scheme booklet registered by ASIC and lodged with ASX	19 Sep-08
Scheme booklet mailed to St.George shareholders	by 29 Sep-08
St.George 2008 final result and dividend announcement	29 Oct-08
Westpac 2008 final result and dividend announcement	30 Oct-08
St.George EGM and Scheme meeting	early to mid Nov-08

*Timetable is based on best estimates of the parties and is subject to change

Sector outlook

- National home loan credit growth has continued to slow. Rate cut speculation may provide boost to lending in coming months
- National business lending growth moderating
- RBA has now adopted an easing bias and there is now the possibility of an official rate cut as soon as next month. Markets are factoring in two official rate cuts by the end of this calendar year
- Credit markets dislocation to persist in the medium term
- Investment market volatility likely to continue
- Australian economy continues to slow but remains resilient

FY08 guidance

		On track
EPS growth FY08	8-10%*	✓
Cost to income	Manage to low end of peer group	✓
Capital	Maintain a prudent buffer above our Tier 1 minimum of 6.25%^	✓
Credit quality	Maintain positive differential to majors	✓
Customer satisfaction	Maintain positive differential to majors**	✓

^Additional APRA review scheduled as part of Basel II transition. *Targets exclude impact of hedging and derivatives and assumes a reasonably sound economic environment and no further one-off material credit losses.
**Roy Morgan Research Apr-08 rolling 3 mth average respondents (aged 14+) with transaction accounts at institution

37

In conclusion

- 'On track' for 8-10% EPS growth in FY08
- FY08 funding 100% complete, pre-funding of FY09 commenced
- Credit quality very good, supported by conservative credit culture, prudent policies, high levels of security and ideal business mix for current challenging operating environment
- All businesses and products continuing to deliver solid performances in a slowing economic environment
- Customer satisfaction and staff engagement levels remain high
- Proposed merger timetable progressing

38

st.george

39

Appendix

Australian and NSW economy

Update of Middle Market data

40

Australian economy

- Commodity price support for the economy continues with coal, iron ore and gold (top 3 merchandise exports) at or near record prices
- Australian economy grew by 3.6% in the year to Mar-08 quarter, close to long-run average
- Australian economic growth expected to slow in coming quarters, but slowdown should resemble a 'soft' landing
- Established house prices lifted by 8.2% in the year to Jun-08 quarter. Tighter financial conditions, including higher interest rates, are dampening housing activity. But rising rents, falling vacancies, and high immigration levels are providing some support
- Trade patterns have changed. Japan is still our largest export market, but China now the 2nd biggest with the United States ranked 4th
- Rising terms of trade, driven by large price rises for coal and iron ore (top 2 goods exports), are giving an income boost to the economy

Data Sources: EcoWin, Consensus Economics, IMF, ABS

NSW economy

NSW state final demand*
(GDP equivalent^)


%
5.0
2.5
0.0
3.9
2.9
2.0
1.3
0.6
0.6
1.7
2.8
4.0
4.7
4.5
4.0
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08

NSW contributes one third of the national economy

- NSW unemployment rate averaged 4.5% in the first half of this year, not far from historic lows
- Residential vacancy rates remain tight at around 1.0%
- Sydney's median house prices rose by 4.4% in the year to the Jun-08 quarter
- Overseas migration remains strong at 54,900pa
- State government activities and plans for spending are underpinning business and public sector investment
- Private capital expenditure now growing at double digit annual rate

*12 month annual percentage change, seasonally adjusted ^Excludes import and export data. Source: ABS

Appendix

Economic outlook

Update of Middle Market data

43

Delivering superior service across the range of customer needs

Medium size business ratings



Access to specialists
Banker expertise
Understands business
Sound banking advice
Product range
Pricing competitively
Online banking
Offering flexibility
Quick response
Banker service
Recognition
115%
100%
85%

Industry leading customer service delivered through unique relationship model

- Rigorous recruitment and promotion criteria
- Low number of customers to relationship managers by industry standard
- Continuity of relationships maintained through team approach
- Consistent adherence to proven high touch relationship model

Source: TNS Business Finance Monitor and Merrill Lynch analysis, Australian Banks – Business Banking Review 12 months to May-08

44

More customers and more business with existing ones

Relationship managed customers



customers
17,000
14,000
11,000
8,000

26% annualised growth in new customers*

Products per customer



products
10
5
0
7.2
7.7
8.2

Deepening of relationships with existing customers

KARM = Key Account Relationship Management. *26% growth since Sep-07 excluding BankSA

Productivity and efficiency focus continues

Productivity


Assets / Sales FTE
$m
$m
45
35
25
22
17
12
FY04
FY07

Efficiency


FTE
Cost to Income
700
400
40%
30%
20%
FY04
FY07
YTD

Market leading cost to income ratio delivering highly productive growth

Property exposure by state

Percentage of total commercial exposures

State	<$40M		>$40M	
	C&D	Inv	C&D	Inv
NSW / ACT	3.9%	12.3%	1.8%	8.0%
QLD	0.6%	2.3%	0.5%	1.8%
VIC	0.5%	2.6%	0.4%	1.6%
WA	0.8%	4.1%	0.3%	1.7%
SA / NT	1.3%	5.4%	0.2%	1.0%
TOTAL	7.2%	26.7%	3.2%	14.1%

- Construction and development exposure >$10M represents 6.5% of the total commercial book with average LVR at 65%
- Construction and development portfolio is spread over 83 different builders
- Total listed property trust exposure is ~$3.2bn with an average loan to value ratio of <65% (maximum 70%)

Property exposures well diversified

Asset balances include IBB and BankSA commercial balances. C&D = Construction & Development. Inv = Investment

Crusade CP No.1 – Asset backed commercial paper conduit

- Currently $1.1bn on issue*
- Diversified and highly rated portfolio
- Contains no CDOs and has no exposure to offshore markets
- Issuing margins have improved in recent months
- Remains fully funded and has not drawn liquidity

*Net outstandings as at 31 Jul-08

For further information visit
www.stgeorge.com.au
or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

st.george

news release

13 August 2008

ACCC decision on proposed merger

St.George Bank Limited welcomes today's announcement by the ACCC that it does not object to the proposed merger between St.George and Westpac. This is another important step in the merger process.

As advised in the market update on 12 August, the scheme booklet is expected to be mailed to St.George shareholders by 29 September 2008.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Lara Daniels
Corporate Relations
02 9236 1508 or 0419 226 449

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	252
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 2833
Facsimile:	(02) 9236 1899
Subject:	**US$ Medium-Term Note Program**
Date Sent:	19 August 2008

I attach the Offering Memorandum in relation to St.George Bank Limited's US$ Medium-Term Note Program.

This is a new program established by St.George Bank Limited for the offering from time to time of Senior Medium-Term Notes and Subordinated Medium-Term Notes to qualifying US investors pursuant to Rule 144A under the US Securities Act of 1933.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Offering memorandum

Confidential

st.george

St.George Bank Limited

(ABN 92 055 513 070)

US$15,000,000,000

Senior Medium-Term Notes, Series A and Subordinated Medium-Term Notes, Series A

St.George Bank Limited, a corporation incorporated under the laws of the Commonwealth of Australia ("we", "our", "us", the "bank" or "St.George"), may from time to time offer medium-term notes (the "Notes"). The specific terms of any Notes that are offered will be determined before each sale and will be described in a separate pricing supplement. You should read this offering memorandum and the applicable pricing supplement carefully before you invest.

The following terms may apply to the Notes:

- stated maturity of 9 months or longer
- fixed or floating interest rate, zero-coupon or issued with original issue discount; a floating interest rate may be based on:
  —Commercial Paper Rate
  —Prime Rate
  —LIBOR
  —EURIBOR
  —Treasury Rate
  —CMT Rate
  —CD Rate —Federal Funds Rate
  —Eleventh District Cost of Funds Rate
  —Australian Bank Bill Rate
- ranked as senior or subordinated indebtedness of St.George
- certificate issued in definitive form or in book-entry form
- redemption may be at St.George's option or repayment at the option of the holder
- interest on Notes paid monthly, quarterly, semi-annually or annually
- denominations of US$2,000 (or the equivalent thereof in any other foreign or composite currency) and multiples of US$1,000 (or the equivalent thereof in any other foreign or composite currency) in excess thereof
- denominated in US dollars, a currency other than US dollars or in a composite currency
- settlement in immediately available funds
- amortizing
- other or different terms as specified in the applicable pricing supplement

The final terms of each Note, including terms that may not be contemplated herein, will be specified in the applicable pricing supplement. For more information, see "Description of the Notes."

Investing in the Notes involves risks. See "Risk Factors" beginning on page 23 of this offering memorandum.

We have entered into a merger implementation agreement with Westpac Banking Corporation ("Westpac"). For more information, see "Summary—Recent Developments—Proposed Merger between St.George and Westpac" and "Risk Factors—Risks Relating to Our Proposed Merger with Westpac".

Each initial and subsequent purchaser of the Notes offered hereby in making its purchase will be deemed to have made certain acknowledgements, representations and agreements intended to restrict the resale or other transfer of such Notes and may in certain circumstances be required to provide confirmation of compliance with such resale or other transfer restrictions set forth below and as further set forth in "Important Notices" and "Plan of Distribution."

The Notes are being offered and sold without registration under the United States Securities Act of 1933, as amended (the "Securities Act") or any securities laws of any state or other jurisdiction. Accordingly, the Notes are being offered and sold: (A) to "qualified institutional buyers" ("QIBs") as defined in Rule 144A under the Securities Act ("Rule 144A") in reliance upon the exemptions provided by Section 4(2) of the Securities Act and Rule 144A promulgated thereunder and (B) to certain persons in reliance upon Regulation S under the Securities Act ("Regulation S"). Prospective purchasers are hereby notified that the seller of the Notes may be relying on an exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of certain restrictions on resales and transfers, see "Important Notices" and "Plan of Distribution".

The Notes are not deposit liabilities of St.George for the purpose of the Australian Banking Act of 1959 and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of Australia, the United States or any other jurisdiction.

The Notes will be issued in registered, book-entry only form and will be eligible for clearance through the facilities of The Depository Trust Company ("DTC") and its participants, including Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg"), unless we specify otherwise in the applicable pricing supplement.

We may offer and sell the Notes to or through one or more agents, including the agents listed below. The agents listed below have agreed to use reasonable best efforts to solicit purchases of such Notes. We may also sell Notes to an agent acting as principal for its own account for resale to investors and other purchasers, to be determined by such agent. We have also reserved the right to sell Notes directly to investors on our own behalf or to appoint additional agents. We have not established a termination date for the offering of Notes, but reserve the right to withdraw, cancel or modify the offer made hereby without notice. We or any agent may reject any order in whole or in part. Unless otherwise indicated in the applicable pricing supplement, the Notes will not be listed on any securities exchange.

Arranger and Lead Agent

JPMorgan

Other Agents

Banc of America Securities LLC
Citi
Goldman, Sachs & Co.
Lehman Brothers
Merrill Lynch & Co.
Morgan Stanley
UBS Investment Bank

August 19, 2008

Table of contents

Important notices

The Notes have not been registered under the Securities Act or the securities laws of any state and have not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or any securities authority of any state or other jurisdiction. Neither the SEC nor any securities authority of any state or other jurisdiction has passed upon the accuracy or adequacy of this offering memorandum. Any representation to the contrary is unlawful.

As purchaser of the Notes, you will be deemed to have acknowledged, represented and agreed as follows:

1. The Notes have not been and will not be registered under the Securities Act or any other applicable securities law and, accordingly, none of the Notes may be offered, sold, transferred, pledged, encumbered, assigned or otherwise disposed of unless in accordance with, and subject to, applicable law and the transfer restrictions described herein.

2. Either (A) you are a QIB and purchasing Notes for your own account or solely for the account of one or more accounts for which you act as a fiduciary or agent, each of which is a QIB, and you acknowledge that you are aware that the seller may rely upon the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A thereunder or (B) you are a purchaser acquiring Notes in an offshore transaction occurring outside the United States within the meaning of Regulation S and that you are not a "US person" (and are not acquiring such Notes for the account or benefit of a US person) within the meaning of Regulation S.

3. On your own behalf and on behalf of any account for which you are purchasing the Notes, you will offer, sell or otherwise transfer such Notes (A) only in minimum principal amounts of US$2,000 (or the equivalent thereof in any other foreign or composite currency) and (B) prior to the date that is one year after the later of (i) the issue date of such Notes and (ii) the last date on which St.George or any affiliate was the beneficial owner of such Notes (or any predecessor Notes) only (a) pursuant to the exemption from the registration requirements of the Securities Act provided by either Rule 144A or Regulation S, (b) to St.George or any of its subsidiaries or an agent that is a party to the Distribution Agreement, dated August 19, 2008, among us and the agents or (c) pursuant to an exemption from those registration requirements as confirmed in an opinion of counsel satisfactory to St.George. You acknowledge that each Note will contain a legend substantially to the effect of the foregoing paragraph 1, this paragraph 3 and the following paragraphs 4 and 5.

4. The fiscal agent will register the transfer of any Note or any interest therein resold or otherwise transferred by you pursuant to clause (c) of the foregoing paragraph 3 only upon receipt of an opinion of counsel satisfactory to St.George.

5. Either (A) you are not a fiduciary of a person, profit-sharing or other employee benefit plan subject to the US Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a plan subject to Section 4975 of the US Internal Revenue Code of 1986, as amended (the "Code"), you are not purchasing the Notes on behalf of or with "plan assets" of any such plan, and you are not a governmental or church or other plan ("non-ERISA arrangement") subject to provisions under applicable federal, state, local or foreign law that are similar to the requirements of Section 406 of ERISA or Section 4975 of the Code ("similar law") or (B) your purchase and holding of the Notes is eligible for exemptive relief under US Department of Labor Prohibited Transaction Class Exemption 96-23, 95-60, 91-38, 90-1 or

84-14, under Section 408(b)(17) of ERISA or Section 4975(d)(20) of the Code, or another applicable exemption or, in the case of a non-ERISA arrangement, your purchase and holding of the Notes will not constitute or result in a non-exempt violation of the provisions of any similar law.

6. If you are acquiring any Notes as a fiduciary or agent for one or more accounts, you represent that you have sole investment discretion with respect to each such account and that you have full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

7. Neither this offering memorandum, any supplement hereto, nor any disclosure document as defined in the Australian Corporations Act of 2001 (Cth) ("Australian Corporations Act") in relation to the Notes has been lodged with the Australian Securities and Investments Commission ("ASIC") and Notes may not be offered for sale nor may applications for the sale or purchase of any Notes be invited in Australia (including an offer or invitation which is received by a person in Australia) and neither this offering memorandum, any supplement hereto, nor any advertisement or other offering material relating to the Notes may be distributed or published in Australia unless (i) (A) the aggregate amount payable on acceptance of the offer by each offeree or invitee for the Notes is a minimum amount (disregarding amounts, if any, lent by the person offering the Notes or its associates) of $500,000 (or its equivalent in another currency), or (B) the offer or invitation is otherwise an offer or invitation for which no disclosure is required to be made under Part 6D.2 of the Australian Corporations Act, (ii) the offer, invitation or distribution complies with the conditions of its Australian financial services license or an applicable exemption from the requirement to hold such license, (iii) the offer, invitation or distribution complies with all applicable laws and regulations relating to the offer, sale and resale of the Notes in the jurisdiction in which such offer, sale and resale occurs, and (iv) such action does not require any document to be lodged with ASIC.

8. You are not an Offshore Associate (as defined below) and, if you purchase the Notes as part of the primary distribution of the Notes, you will not sell any of the Notes (or any interest in any of the Notes) to any person as part of the primary distribution of the Notes, if, at the time of such sale, your employees directly involved in the sale knew or had reasonable grounds to suspect that, as a result of the sale, such Notes would be acquired (directly or indirectly) by an Offshore Associate (other than in the capacity of a clearing house, paying agent, custodian, funds manager or responsible entity of an Australian registered managed investments scheme). "Offshore Associate" means an associate (within the meaning of Section 128F(9) of the Income Tax Assessment Act of 1936 of Australia) of St.George that is either a non-resident of Australia that does not acquire the Notes in carrying on a business at or through a permanent establishment in Australia, or a resident of Australia that acquires the Notes in carrying on a business at or through a permanent establishment outside Australia. For the avoidance of doubt, if your employees directly involved in a sale of Notes do not know or suspect that a person is an associate of St.George, nothing in this paragraph 8 obliges you or your employees to make positive enquiries of that person to confirm whether or not that person is an Offshore Associate.

9. St.George, the agents and others will rely upon the truth and accuracy of the foregoing and the following acknowledgments, representations and agreements and you agree that, if any of the acknowledgments, representations or warranties deemed to have been made by

you in connection with your purchase of Notes are no longer accurate, you shall promptly notify St.George and each agent through which you purchased any Notes.

As recipient of this offering memorandum or purchaser of the Notes, you will be deemed to have acknowledged, represented and agreed as follows:

1. You have been afforded an opportunity to request from St.George and to review, and have received, all additional information considered by you to be necessary to verify the accuracy and completeness of the information contained herein and have not relied on any agent or any person affiliated with any agent in connection with your investigation of the accuracy and completeness of such information or your investment decision.

2. No person has been authorized to give any information or to make any representation concerning us or the Notes other than those contained or incorporated by reference herein and, if given or made, such other information or representation should not be relied upon as having been authorized by St.George or any agent.

3. In making a decision to invest in the Notes, you must rely on your own examination of St.George and the terms of this offering, including the merits and risks involved. The contents of this offering memorandum and information incorporated herein by reference, and any supplement hereto, are not to be construed as legal, business or tax advice or a recommendation or statement of opinion (or a report of either of those things) that any person invest in the Notes. You are urged to consult your own attorney or business or tax advisor for legal, business or tax advice.

4. You are hereby offered the opportunity to ask questions of and receive answers from us concerning our business, the Notes and the conditions of this offering. All inquiries should be directed to us and the agents.

5. This offering memorandum is submitted for personal use to a limited number of institutional and other sophisticated investors for informational use solely in connection with the consideration of the purchase of the Notes. Its use for any other purpose is not authorized. It may not be copied or reproduced in whole or in part, and it may not be distributed or any of its contents disclosed to anyone other than the prospective investors to whom it is submitted.

6. Notwithstanding anything to the contrary contained herein, each holder and beneficial owner of Notes (and each employee, representative, or other agent of each holder and beneficial owner of Notes) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described herein and all materials of any kind that are provided to the holder or beneficial owner of Notes relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). The authorization of tax disclosure is retroactively effective to the commencement of discussions with holders or beneficial owners of Notes regarding the transactions contemplated herein.

7. This offering memorandum does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this offering memorandum in any jurisdiction where such action is required.

8. Until 40 days after the commencement of the offering of any Notes, an offer or sale within the United States by any dealer (whether or not participating in this offering) of those Notes initially sold pursuant to Regulation S may violate the registration requirements of the Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

9. Certain persons participating in the offering of Notes may engage in transactions that stabilize, maintain or otherwise affect the price of those Notes. These transactions may include stabilizing and the purchase of Notes to cover short positions. Such stabilizing, if commenced, may be discontinued at any time. For a description of these activities, see "Plan of Distribution".

10. You may have to bear the financial risks of an investment in the Notes for an indefinite period of time.

11. In this offering memorandum, we "incorporate by reference" certain information that we make available to prospective purchasers of Notes, as described under "Where You Can Find Additional Information". The information incorporated by reference is considered part of this offering memorandum and later information contained herein or in any applicable supplement hereto or made available to prospective purchasers of Notes as described under "Where You Can Find Additional Information" will update and supersede earlier information contained herein or in any applicable supplement hereto or incorporated by reference herein. Each person who receives this offering memorandum and each purchaser of Notes hereunder expressly acknowledges and agrees that the information included or incorporated by reference herein or in any supplement hereto shall, for all purposes, form a part of this offering memorandum and be deemed to have been delivered to such person herewith.

Notice to New Hampshire residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Where you can find additional information

We "incorporate by reference" the information available for St.George Bank Limited at http://www.stgeorge.com.au/usinvestors (the "bank's US investors' website") into this offering memorandum. This means that the information available on the bank's US investors' website is considered part of this offering memorandum and part of the information on which you make your investment decision with respect to the Notes when you purchase the Notes from the agents. We urge you to review the information on the bank's US investors' website carefully before investing in the Notes. At the date of this offering memorandum, the following materials are available on the bank's US investors' website:

- our unaudited consolidated financial statements for the first half of 2007 and the first half of 2008 and the notes thereto;
- our audited consolidated financial statements for fiscal 2006 and fiscal 2007 and the notes thereto;
- our audited consolidated financial statements for fiscal 2005 and fiscal 2006 and the notes thereto; and
- our constitution, which is our governing document.

We also incorporate by reference the following information concerning Westpac, which is available at the SEC's website www.sec.gov:

- Westpac's annual report on Form 20-F for its fiscal year ended September 30, 2007 filed with the SEC on November 8, 2007;
- Westpac's current report on Form 6-K filed with the SEC on May 15, 2008 containing Westpac's 2008 interim profit announcement;
- Westpac's unaudited consolidated financial statements for the six months ended March 31, 2008 and the independent auditor's review report on pages 1 and 4 to 20 of Exhibit 3 to Westpac's current report on Form 6-K filed with the SEC on May 5, 2008; and

- the Merger Implementation Agreement between Westpac and St.George contained in Exhibit 1 to Westpac's current report on Form 6-K filed with the SEC on May 28, 2008.

Pro forma financial information for the combined businesses is not included or incorporated by reference in this offering memorandum. At this point in the proposed merger process, the information necessary to prepare pro forma financial statements is neither known nor reasonably available to us.

After the date of this offering memorandum, we may put additional information on the bank's US investors' website or incorporate further information concerning Westpac by reference from the SEC's website. Later information on or incorporated in the bank's US investors' website or in this offering memorandum or any applicable supplement hereto updates and supersedes earlier information on or incorporated in the bank's US investors' website and this offering memorandum and any supplement hereto.

Information relating to Westpac included or incorporated by reference in this offering memorandum has been compiled from information published by Westpac. Neither St.George nor the agents were involved in the preparation of such information. Neither St.George, its directors nor the agents have independently verified all such information. Neither St.George, its directors nor the agents assume any responsibility for the accuracy, completeness or truth of the information included or incorporated by reference in this offering memorandum relating to Westpac or whether Westpac has failed to disclose events that may have occurred that may affect the significance or accuracy of the information.

Copies of the information on the bank's US investors' website can be obtained from us upon request. Requests should be directed to St.George Bank Limited, c/o CT Corporation System, 1209 Orange Street, Wilmington, DE 19801, USA, Attention: Jennifer Schwartz; or St.George Bank Limited, St.George House, 4-16 Montgomery Street, Kogarah, New South Wales 2217, Australia, Attention: Company Secretary. Telephone requests may be directed to +1-302-777-0202 or +612-9236-1111.

No information (other than the information available on the bank's US investors' website or in any supplement hereto that we prepare or agree to or the information about Westpac and the proposed merger with Westpac incorporated by reference herein) is incorporated by reference in or otherwise deemed to be a part of this offering memorandum.

Each prospective purchaser of the Notes is hereby offered the opportunity to ask questions of St.George concerning the terms and conditions of the offering and to request from us any additional information such prospective purchaser may consider necessary in making an informed investment decision or in order to verify the information set forth herein.

While any Notes remain outstanding, we will, during any period in which we are not subject to Section 13 or 15(d) of the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), or exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, make available to any QIB who holds any Note and any prospective purchaser of a Note who is a QIB designated by such holder of such Note, upon the request of such holder or prospective purchaser, the information concerning St.George required to be provided to such holder or prospective purchaser by Rule 144A(d)(4) under the Securities Act.

St.George will provide, without charge, to each person to whom a copy of this offering memorandum has been delivered, upon the request of such person, a copy of the Fiscal Agency Agreement (as defined herein). Written requests should be addressed to St.George Bank Limited, Attention: Company Secretary at the address and telephone number indicated above.

Cautionary statement regarding forward-looking statements

Certain statements contained in this offering memorandum constitute "forward-looking statements". Forward-looking statements can generally be identified by the use of forward-looking words such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "believe", "continue" or other similar words.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include demographic changes, changes in competitive conditions in Australia, changes in the regulatory structure of financial institutions in Australia, changes in political, social, credit and economic conditions in Australia, legislative proposals for reform of financial institutions in Australia, and the possible impact on our business of international conflicts and other developments.

The information contained in this offering memorandum, including, without limitation, the information under the captions "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Additional Financial and Statistical Information" and "Business", identifies important factors that could cause such differences. These factors include, but are not limited to, the risks and uncertainties associated with:

- the state of the Australian economy in general, and the Australian housing market in particular;
- competitive conditions in the Australian banking and wealth management industries;
- the credit risk on our lending portfolio;
- fluctuations in global credit markets;
- our ability to successfully complete, integrate and execute our proposed merger with Westpac and realize the anticipated benefits of the merger;
- fluctuations in interest rates;
- failures of our information technology systems;
- acquisitions we may undertake;
- the regulatory capital impact of the implementation of the Basel II framework and the timing thereof;
- inflation, exchange rate, market and monetary fluctuations;
- changes in market liquidity and investor confidence;
- demographic changes and changes in political, social and economic conditions in any of the major markets in which we operate or may enter in the future;
- the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy;
- changes in consumer spending and saving and borrowing habits in Australia;

- the effects of competition in the geographic and business areas in which we conduct operations or enter in the future;
- macroeconomic conditions in the global debt and equity markets;
- our ability to effectively manage our growth;
- our ability to increase market share and control expenses;
- the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users; and
- various other factors beyond our control.

The foregoing list of important factors is not exhaustive. Statements that include forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this offering memorandum, any applicable supplement hereto, and the documents incorporated by reference herein as anticipated, believed, estimated, expected or intended.

When relying on forward-looking statements to make decisions with respect to St.George, investors and others should carefully consider the foregoing factors and other uncertainties and events and are cautioned not to place undue reliance on forward-looking statements.

We are under no obligation, and disclaim any obligation we may have, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this offering memorandum.

Given these risks, uncertainties and other factors, potential investors are cautioned not to place undue reliance on forward-looking statements.

Enforceability of civil liabilities

We are an Australian corporation with limited liability. All of our directors and executive officers and certain other parties named herein reside outside the United States (principally in Australia). All or a substantial portion of our assets and the assets of those persons may be located outside the United States (principally in Australia). As a result, it may be difficult for you to effect service of process within the United States upon us or such companies or persons or to enforce against us or such companies or persons in foreign courts judgments obtained in US courts predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Australian counsel, Allens Arthur Robinson, that there is doubt as to the enforceability in Australia in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon federal or state securities laws of the United States.

Currency of presentation and exchange rates

We publish our consolidated financial statements in Australian dollars. Our fiscal year ends on September 30 of each year. The following table sets forth, for our fiscal years indicated and the half year ended March 31, 2008, the high, low, average and period-end noon buying rates in New York City for cable transfers of Australian dollars as certified for customs purposes for the Federal Reserve Bank of New York, expressed in US dollars per $1.00. We also set forth below the high and low noon buying rates for each of the last full six months. On August 15, 2008, the noon buying rate was $1.00 = US$0.8676.

Period	At period end	Average rate[(1)]	High	Low
Year ended September 30, 2003	0.6797	0.6167	0.6823	0.5422
Year ended September 30, 2004	0.7244	0.7287	0.7979	0.6814
Year ended September 30, 2005	0.7643	0.7685	0.7974	0.7207
Year ended September 30, 2006	0.7461	0.7473	0.7781	0.7056
Year ended September 30, 2007	0.8855	0.8163	0.8855	0.7434
February, 2008	0.9370	0.9133	0.9463	0.8934
March, 2008	0.9132	0.9221	0.9411	0.8958
April, 2008	0.9419	0.9309	0.9488	0.9067
May, 2008	0.9551	0.9492	0.9644	0.9338
June, 2008	0.9562	0.9511	0.9610	0.9342
July, 2008	0.9415	0.9620	0.9797	0.9415

(1) For the years indicated, determined by averaging noon buying rates on the last day of each month during the period. For the months indicated, determined by averaging noon buying rates on each day of the month.

For the convenience of the reader, this offering memorandum contains translations of certain Australian dollar amounts into US dollars at the rate or rates indicated. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise indicated, conversions from $ to US$ have been made at the noon buying rate on March 31, 2008 of $1.00 = US$0.9132. Since March 31, 2008, there have been significant movements in the Australian and US$ exchange rate. On August 15, 2008, the noon buying rate was $1.00 = US$0.8676.

In this offering memorandum, unless otherwise indicated, "US$" or "US dollars" means United States dollars, "$" means Australian dollars.

Exchange controls

The Australian dollar is convertible into US dollars at freely floating rates and there are currently no restrictions on the flow of Australian currency between Australia and the United States. The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and prescribed in the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth) or identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This includes the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al Qaida organization (also known as the Al-Qaeda organization) and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister constitute a criminal offense. Under the Charter of the United Nations Act 1945 (Cth), and the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth), anybody holding financial or other assets of persons, or entities listed as terrorists by the Minister of Foreign Affairs in the Commonwealth of Australia Gazette is prohibited from using or dealing with those assets.

The Charter of the United Nations (Sanctions Afghanistan) Regulations 2001 (Cth) impose restrictions on a person in Australia with respect to dealing with financial assets in the Taliban territory, or of a bin Laden entity or a Taliban entity (as those terms are defined in the regulations).

The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 requires Ministerial approval for transactions involving certain assets of the previous Government of Iraq, assets removed from Iraq, assets acquired by or on behalf of senior officials of the previous government of Iraq or their immediate families, and certain other assets specified by the regulations, and provide for those resources to be transferred to Iraq and used in that country's reconstruction and rehabilitation.

Transactions involving the supporters of the former government of the Federal Republic of Yugoslavia, ministers and senior officials of the Government of Zimbabwe and certain entities and individuals associated with the Democratic Republic of Korea are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth). The Reserve Bank of Australia (the "RBA") publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

Transactions over $100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) require prior approval from the RBA.

Financial information presentation

Our fiscal year ends on September 30 of each year. In this offering memorandum, the fiscal year ended September 30, 2007 is the twelve-month period ended September 30, 2007 and is referred to as fiscal 2007. In addition, the six-month period ended March 31, 2008 is referred to as the 2008 half year and the six-month period ended March 31, 2007 is referred to as the 2007 half year. Other fiscal years and half-years are referred to in a corresponding manner. The term "2007 financial statements" means our audited consolidated financial statements, including the notes to those financial statements, for fiscal 2007 and fiscal 2006 that are included in our 2007 annual report. The term "2006 financial statements" means our audited consolidated financial statements, including the notes to those financial statements, for fiscal 2006 and fiscal 2005 that are included in our 2006 annual report. Other financial statements are referred to in a corresponding manner. The term "2008 half year report" means our unaudited consolidated financial statements for the 2008 half year and the 2007 half year that are included in our 2008 half year report.

We adopted the requirements of Australian equivalents to International Financial Reporting Standards ("AIFRS") as adopted by the Australian Accounting Standards Board ("AASB") for the first time in preparing financial statements for the year ended September 30, 2006. We applied the transition rules upon first time adoption of AIFRS. Although fiscal 2005 financial information was restated under AIFRS in our 2006 financial statements, exemptions were available from restating financial instruments under accounting standards AASB 132 Financial Instruments: Disclosure and Presentation ("AASB 132") and AASB 139 Financial Instruments: Recognition and Measurement ("AASB 139"). Financial instruments were accounted for under AIFRS from October 1, 2005. The financial statements and other financial information for fiscal 2007, 2006 and 2005 and for the half-years included elsewhere in this offering memorandum, unless otherwise indicated, have been prepared and presented on this basis.

Previously published financial statements for fiscal 2005, as well as all prior financial periods, were prepared in accordance with accounting principles generally accepted in Australia at the time those financial statements were prepared ("previous GAAP"). AIFRS differs in certain material respects from previous GAAP and, accordingly, financial statements for fiscal 2007, 2006 and 2005 prepared in accordance with AIFRS are not comparable to the financial statements for fiscal 2005 and prior years prepared in accordance with previous GAAP. This offering memorandum includes financial information based on both AIFRS and previous GAAP. Because of the significant differences between AIFRS and previous GAAP, we have presented the information as at and for the years ended September 30, 2007, 2006 and 2005 prepared or restated as described above in accordance with AIFRS separately from the information as at and for the years ended September 30, 2005, 2004 and 2003 prepared in accordance with previous GAAP.

See Note 52 to our 2006 financial statements for a more detailed explanation of the transition to AIFRS and for a more complete description of the differences between AIFRS and previous GAAP as applied to our 2006 financial statements.

In addition, we have also included in this offering memorandum certain comparative fiscal 2005 financial information which is presented on a full AIFRS basis adjusted to give effect to AASB 132 and AASB 139. Where included, such financial information is designated as "fiscal 2005 (full AIFRS basis)", and should be read in conjunction with our 2006 financial statements.

Certain differences between AIFRS, previous GAAP and US GAAP

Each of AIFRS and previous GAAP differs in certain respects from US GAAP. If we were to present our financial statements in US GAAP, we would be required to make retrospectively a number of subjective determinations and elections concerning the presentation of our financial statements. We have not made any such determinations or elections. Further, we have not made any attempt to reconcile our financial statements to US GAAP, or to quantify the differences between AIFRS and US GAAP or between previous GAAP and US GAAP. We have no intention of reconciling our financial statements or quantifying such differences in the future. If we had prepared such a quantification or reconciliation, we may have identified other potentially significant accounting and disclosure differences that are not discussed below. In addition to the specific differences described below, there may be other differences not described which could be of greater significance than the differences so described.

The matters described below summarize certain differences between AIFRS and US GAAP that may be material. The following summary is not a comprehensive listing of either the existing or future differences between AIFRS and US GAAP. In making an investment decision, investors must rely upon their own examination of St.George, the offering memorandum and the financial information contained or incorporated by reference herein and should assume that AIFRS and US GAAP could produce materially different results. Potential investors should consult their own professional advisors for an understanding of the differences between AIFRS, previous GAAP and US GAAP, and how those differences might affect the financial information contained or incorporated by reference herein.

If we were to reconcile the AIFRS presentation of our 2007 financial statements, 2006 financial statements and 2008 half year financial statements to US GAAP, we would expect that differences may arise under AIFRS, among others, in the following areas, for the reasons discussed below:

- *Consolidation of Special Purpose Entities ("SPEs")*—SPEs related to the securitization of the Bank's loans and asset backed conduit activities which are currently consolidated under AIFRS may not be required to be consolidated under US GAAP, resulting in differences in whether the financial position and results of certain SPEs would be included in our consolidated balance sheet and income statement under US GAAP.

- *Derecognition of securitized receivables*—securitized assets derecognized under AIFRS may not meet the criteria for derecognition under US GAAP, resulting in differences in the recognition of securitized assets within our balance sheet under US GAAP.

- *Recognition and measurement of derivative financial instruments*—derivatives currently accounted for as trading derivatives or as either fair value or cash flow hedges under AIFRS may be classified and accounted for differently under US GAAP, resulting in the potential adjustment to amounts recognized in the income statement and reclassification of certain movements in the fair value of derivative instruments between the income statement and other comprehensive income under US GAAP.

- *Impairment testing of goodwill*—the methodologies for the testing, calculation and recognition of goodwill impairment under AIFRS and US GAAP differ, which may lead to differences in the identification of the existence of any goodwill impairment and the calculation of the amount of any resulting goodwill impairment loss under US GAAP.

- *Recognition of loan origination costs*—there is potential for different costs associated with the origination of a loan to be deferred and amortized as an adjustment to the yield of a

loan under AIFRS compared to US GAAP, which may result in differences in the timing of the recognition of such costs under US GAAP.

- *Debt or equity classification of financial instruments*—the classification and resulting recognition of financial instruments such as our Subordinated Adjustable Income Non-refundable Tier 1 Securities ("SAINTS"), Step-Up Preference Shares and Converting Preference Shares as debt or equity may differ between AIFRS and US GAAP, resulting in differences in our balance sheet composition and results reported in the income statement under US GAAP.
- *Recognition of profits on the sale and leaseback of properties*—the timing of the recognition of gains under AIFRS in respect of the sale and leaseback of properties may differ in comparison to US GAAP.

Non-GAAP financial measures

We report our financial results in accordance with AIFRS. However, we include certain non-GAAP financial measures of financial performance which we believe provide useful information to users in measuring the financial performance and condition of our business for the reasons set out below. These non-GAAP financial measures do not have a standardized meaning prescribed by AIFRS and, therefore, may not be comparable to similarly titled measures presented by other entities, nor should they be construed as an alternative to other financial measures determined in accordance with AIFRS or any other body of generally accepted accounting principles. You are cautioned, therefore, not to place undue reliance on any non-GAAP financial measures included or incorporated by reference into this offering memorandum.

These measures include net profit on a "cash basis", earnings per share on a "cash basis", Adjusted Common Equity and the Adjusted Common Equity ratio.

Net profit on a "cash basis" is defined by management as net profit excluding the impact of significant items, goodwill impairment and volatility from the fair value recognition of certain hedging and non-trading derivatives. Net profit on a "cash basis" is one of the key measures that management uses internally to assess the operating performance of our business, make decisions on the allocation of resources and assess operational management. Management focuses on net profit on a "cash basis" because it believes that it reflects the underlying performance of the business by excluding items that introduce volatility that do not directly reflect the operations of the business, or that are beyond management's control. A reconciliation of net profit on a "cash basis" to net profit calculated in accordance with AIFRS is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations".

Earnings per share on a "cash basis" is calculated by dividing net profit on a "cash basis" by the weighted average number of ordinary shares. This measure shows the "cash basis" net profit after tax, as described above, per ordinary share.

Adjusted common equity ("Adjusted Common Equity") is Tier 1 capital less preference shares and other hybrid capital at current exchange rates, regulatory deductions from total capital and transitional capital relief as approved by the Australian Prudential Regulation Authority ("APRA"). The Adjusted Common Equity ratio is Adjusted Common Equity divided by total risk weighted assets. The Adjusted Common Equity ratio is one measure considered by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P") in evaluating our credit rating and is calculated in accordance with S&P's methodology. The Adjusted Common Equity ratio has been provided in response to an increased focus by equity analysts on this measure and to permit comparability by investors with other financial institutions.

Summary

The following is a summary of some of the information contained elsewhere or incorporated by reference into this offering memorandum. More detailed information and financial statements are contained elsewhere and incorporated by reference into this offering memorandum.

The information below contains certain forward-looking statements that involve risks and uncertainties. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in this offering memorandum for further details.

St.George Bank Limited

Overview

St.George Bank Limited is the fifth largest banking group in Australia in terms of lending assets. We are headquartered in Kogarah, New South Wales, a suburb of Sydney. We are an Authorized Deposit-taking Institution ("ADI") in Australia, regulated by APRA. As at March 31, 2008, we had total assets of $136.3 billion (September 30, 2007: $125.8 billion) and shareholders' equity of $6.9 billion (September 30, 2007: $5.9 billion) and a market capitalization of $14.4 billion, placing us among Australia's 20 largest listed companies. We have a national presence with approximately three million customers as at March 31, 2008. Our primary markets of New South Wales (inclusive of the Australian Capital Territory) and South Australia accounted for 56.5% and 11.8%, respectively, of our gross loans as at March 31, 2008 and we estimate that we ranked second for retail bank deposits in those states as at March 31, 2008.

Our primary business is providing retail banking services, including residential mortgage loans for owner-occupied and investment housing and retail call and term deposits. As at March 31, 2008, residential mortgage loans net of specific provision totaled $72.6 billion (September 30, 2007: $69.2 billion), or 77.3% of our total loans and receivables (net of specific provisions), and retail deposits totaled $51.1 billion (September 30, 2007: $47.8 billion). Other retail banking products and services we provide include credit cards, consumer loans, wealth management services, residential mortgage insurance and general and life insurance products.

Our wealth management services include private banking for high net worth individuals, financial planning, investment advice and funds management and administration with $43.9 billion of funds under management, funds under administration and funds under advice as at March 31, 2008.

We also provide a wide range of institutional and business banking products and services to companies, including commercial lending up to a maximum exposure to any single customer group of $300 million. The institutional and business banking products we provide include commercial loans, construction finance, finance for motor vehicle dealers and bill acceptance facilities. We also offer receivable financing and automotive finance to retail customers. Commercial lending assets totaled $33.8 billion or 29.7% of our lending assets (net of specific provisions) outstanding as at March 31, 2008.

Business strategy

There is significant inherent value in our customer base of approximately three million. Our strategy is to unlock that value through a customer-led approach to our business and by providing integrated sales and service solutions in response to the needs of our customers. We have six business goals for achieving this and improving overall performance, as reflected in the core strategic framework developed in 2002:

- *Deepen and strengthen relationships with customers in our chosen markets.* One of our key aims is to encourage our customers to do more of their banking and financial services business with us. An important part of achieving this is segmentation of our customer base, combined with a strategy of cross-promoting our products across these groups.
- *Leverage specialist capabilities for growth.* We have particular expertise in areas such as residential lending, home equity loans, rural banking, payment services, property finance, wealth management and managing relationships with independent financial advisors. We seek to apply these skills in new markets.
- *Creatively differentiate on customer service.* According to independent market research, we have a higher level of customer satisfaction than the four major Australian banks. Our goal is to align our customer service standards with customer expectations so that we maintain our positive customer satisfaction differential with the four major banks.
- *Accelerate and empower relationship selling.* We aim to develop long-term relationships with our customers by focusing our organizational structure on customer groups rather than product types, implementing a group-wide integrated sales and service program and utilizing a new sales lead management system that covers the organization as a whole.
- *Build team and performance culture.* We aim to build a high-performance culture through initiatives aimed at building teams and better matching staff incentives to customer satisfaction. We operate a "Corporate Performance Centre" that offers staff a range of training options, including workshops, self-study guides and online courses.
- *Optimize cost structure.* We achieved cost reductions for fiscal 2007 and have targeted further cost reductions for fiscal 2008. In addition, we have improved controls on future investment activities and capital expenditure.

Significant progress has been made in all of these areas since 2002, accompanied with material levels of investment. We have achieved a shift from being product-centric to customer-centric, focused on full service relationship banking. We have prioritized particular customer segments and have focused on delivering differentiated levels of service to these customer groupings. The broader management team has been substantially strengthened both through training and development and through key talent selection and recruitment. Sales and business development skills have substantially improved while commercial disciplines and risk management frameworks have been further embedded.

Targeted and focused expansion has occurred, not only in Victoria, Queensland and Western Australia, but also in our core markets of New South Wales, South Australia and the Australian Capital Territory.

We have driven a program of continuous productivity improvements through investments in people, in technology and the application of new business processes and tools. Our core focus of being team-based and genuinely focused on improving the customer experience remains a priority, with initiatives in place to further deliver on this objective.

Recent developments

Proposed merger between St.George and Westpac

On May 13, 2008 Westpac and St.George announced a proposed merger of the two companies. The announcement stated that the companies had signed an agreement which provided for a two week exclusivity period, during which the companies were to undertake reciprocal due diligence and negotiate a merger implementation agreement. On May 26, 2008, following the completion of due diligence by both companies, Westpac and St.George announced that they had signed a merger implementation agreement covering the key commercial terms agreed by the respective boards and under which the recommended proposal would be put to a vote of our shareholders (the "Merger Implementation Agreement").

Under the proposed merger, holders of St.George ordinary shares would be entitled to receive 1.31 Westpac ordinary shares for each St.George ordinary share held on the record date in an all scrip exchange. The proposed merger would be implemented via a court-approved scheme of arrangement.

Our board of directors intends to recommend the proposed merger to our shareholders, subject to no superior proposal emerging, an independent expert's report concluding that the merger is in the best interests of our shareholders, and our board of directors continuing to hold the view that the proposed merger is in the best interests of our shareholders compared to the position when the proposed merger was announced on May 13, 2008. It is currently anticipated that our shareholders will vote on the proposed merger by early November 2008, with the implementation of the proposed merger (if approved by the requisite majorities of our shareholders and approved by the court) planned for late November 2008.

The Merger Implementation Agreement does not prevent our board of directors from withdrawing or changing its recommendation so long as they have determined in good faith and acting reasonably (after receiving appropriate advice and, in certain circumstances, consulting with Westpac) that, by virtue of the directors' fiduciary or statutory duties, they no longer consider the merger to be in the best interests of our shareholders or that they can no longer recommend the merger to our shareholders, or that a competing proposal to the Westpac merger proposal is superior.

However, under the Merger Implementation Agreement, we are subject to certain exclusivity restrictions under which we may not solicit, encourage or invite proposals from other parties for a competing bid or engage in any discussions or due diligence in relation to a competing bid. In broad terms, these restrictions do not apply if a superior proposal (that is not encouraged, solicited or invited) emerges.

Each of St.George and Westpac has a number of termination rights under the Merger Implementation Agreement, including in respect of a breach of a material term of the Merger Implementation Agreement by the other party, the failure to satisfy a condition precedent which is not waived, or if the merger has not been implemented by December 31, 2008. More specifically, St.George has a termination right if our board of directors withdraws or changes its recommendation. Westpac has a termination right if our directors withdraw their recommendation that our shareholders vote in favor of the merger or make a public statement indicating that they no longer support the merger or that they support a competing proposal. There are no break fees provided for in the Merger Implementation Agreement.

The proposed merger is subject to various conditions, including the receipt of all necessary regulatory approvals, including from the Australian Federal Treasurer, APRA and the Australian Competition and Consumer Commission ("ACCC"), approval by our shareholders of the merger and of the change to our constitution to allow a shareholder to hold more than 10% of our shares, court approval of the merger and other customary conditions, such as no material adverse change in either party and no prescribed occurrences by either party.

On August 13, 2008, the ACCC announced its decision not to oppose the proposed merger. The ACCC was of the view that the proposed merger would not be likely to have the effect of substantially lessening competition in any relevant market in contravention of section 50 of the Trade Practices Act 1974.

Westpac has announced that under the proposed merger, although it is intended that ultimately all, or substantially all, of the assets and liabilities of St.George would be transferred to Westpac in the manner described below, St.George's operating model would be preserved. That is, the brands and distribution of St.George would be retained under a larger organization. Westpac has announced that its preliminary proposed operating model for the merged entity would include the following key elements:

- both banks would retain their distinctive distribution networks for consumer and business banking with separate management and dedicated chief executives;
- there would be four major customer brands—Westpac, RAMS, St.George and BankSA;
- the institutional businesses would be combined under the Westpac brand with a common infrastructure;
- the wealth businesses of both banks would be combined into a single business, but preserving the individual brands of each of the banks; and
- integration of certain of its operations with St.George, including integrating their back office operations and business systems, including information, finance and risk systems as well as consolidating the head office operations.

Following the proposed merger, and the exchange of St.George shares for Westpac shares, Westpac has announced that it expects that St.George would become a wholly-owned subsidiary of Westpac, with the St.George assets and liabilities remaining intact and that ultimately Westpac intends to transfer all, or substantially all, of the assets and liabilities (including customer deposits and wholesale debt) of St.George to Westpac, subject to regulatory approvals and documentation. Westpac has announced that the transfer of assets and liabilities is currently expected to take place, broadly, at one time, effectively preserving the St.George balance sheet until that transfer. In considering the transfer and its timing, Westpac has announced it will take

a number of factors into account including regulatory approvals, stamp duty implications and the proposed post merger operating model. If the proposed merger occurs, we can provide no assurances regarding Westpac's plans for St.George or Westpac's implementation thereof.

Prior to being asked to vote on the proposed merger, St.George shareholders will receive a scheme booklet which will contain full details of the merger proposal, including the basis for the St.George directors' recommendation, an independent expert's report and some financial information on the combined businesses. It is currently anticipated that this booklet will be dispatched to St.George's shareholders by early October 2008, subject to relevant regulatory approvals. It is not presently intended that any financial information on the combined businesses will be available prior to that time.

Based on publicly available information, Westpac is one of the four major banking organizations in Australia and, through its New Zealand operations, it is also one of the largest banking organizations in New Zealand. Westpac and its controlled entities provide a broad range of banking and financial services in these markets, including retail, commercial and institutional banking and wealth management services. In its profit announcement for the half year ended March 31, 2008, Westpac reported it had consolidated total assets of $401.7 billion and consolidated total liabilities of $382.6 billion as of March 31, 2008 and consolidated net profit attributable to equity holders of Westpac of $2,202 million for the half year ended March 31, 2008. As at March 31, 2008, we had total assets of $136.3 billion, total liabilities of $129.4 billion and had a net profit (after preference dividends) of $514 million for the half year ended March 31, 2008.

Westpac files reports and other information with the SEC. See the section of this offering memorandum entitled "Where You Can Find Additional Information" for a description of information about Westpac that is incorporated by reference in this offering memorandum. We do not undertake any obligation to update or revise information regarding Westpac, whether as a result of new information, future events or otherwise.

Pro forma financial information for the combined businesses is not included or incorporated by reference in this offering memorandum. At this point in the proposed merger process, the information necessary to prepare pro forma financial statements is neither known nor reasonably available to us.

Information relating to Westpac included or incorporated by reference in this offering memorandum has been compiled from information published by Westpac. Neither St.George nor the agents were involved in the preparation of such information. Neither St.George, its directors nor the agents have independently verified all such information. Neither St.George, its directors nor the agents assume any responsibility for the accuracy, completeness or truth of the information included or incorporated by reference in this offering memorandum relating to Westpac or whether Westpac has failed to disclose events that may have occurred that may affect the significance or accuracy of the information.

Information contained in or otherwise accessible through St.George's and Westpac's internet sites in connection with the proposed merger is not a part of this offering memorandum.

Please see "Risk Factors—Risks Relating to Our Proposed Merger with Westpac" for a discussion of certain risks and uncertainties related to the proposed merger.

Market conditions

Since July 2007, the dislocation in global capital markets has created many challenges for financial services companies globally. In particular, the dislocation has led to more limited access to funding and an increase in funding costs in both short and longer term markets as investors have reduced their appetite for risk and investment duration. The dislocation has also led to increased volatility in capital, foreign exchange and equity markets and has led many financial institutions to take dramatic actions to deleverage and recapitalize their balance sheets.

While we operate in the Australian market which has so far not experienced the kind of difficulties experienced in the US subprime market and other mortgage and credit related markets, current market conditions have had a major impact on the operating environment and liquidity and funding. We expect that access to markets and pricing will continue to be challenging for all sector participants due to the expected volatility and possible worsening of the funding markets. Against the backdrop of this environment, we have taken active measures to ensure that we are positioned to fund our business objectives regardless of whether market conditions further deteriorate by accessing the domestic and international capital markets. In June 2008, we issued €900 million ($1.48 billion) of fixed rate notes with a term of 5 years in the European market. Following this issuance we have now completed all of our fiscal 2008 wholesale funding requirements. With the addition of a $1.2 billion equivalent asset backed securities issue in July 2008, we have raised over $3.3 billion of our estimated $11 to $12 billion term wholesale funding requirements for fiscal 2009. We have moved to expand our access to funding in different markets by establishing the funding program described in this offering memorandum. In addition, the RBA recently announced its decision to expand the range of securities that banks can pledge as collateral and borrow against, which will enhance further our contingent funding ability. St.George has 15% of its committed term funding maturing in the next 6 months. At July 31, 2008, the average weighted maturity of its committed term funding is over two years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Funding—Funding".

In July 2008, St.George and each of the four major Australian banks increased interest rates on a range of deposit and lending products due to the sustained increase in the difference between cash rates and 90 day rates. As a result, we have experienced positive growth in deposits since this announcement, which has further enhanced our liquidity and funding abilities.

Recent announcements by two of Australia's major banks have contributed to reductions in share prices of Australian financial services companies, including St.George. We cannot assure you that continued negative sentiment toward the Australian financial sector resulting from these and similar announcements in the future would not have a negative impact on our ability to access the capital markets on terms favorable to us or at all. See "Risk Factors—Risks Relating to Our Business—Our ability to access capital markets and the trading price of the Notes could be adversely affected as a result of the global credit crisis, a weakening Australian economy and recent developments in the Australian banking sector".

Update on St.George's Operational and Financial Performance to July 31, 2008

Our net profit was $970 million for the ten months ended July 31, 2008, an increase of 1.8% compared to $953 million for the ten months ended July 31, 2007. Total operating income was $2,953 million for the ten months ended July 31, 2008, an increase of 8.8% compared to $2,713 million for the ten months ended July 31, 2007. Total operating expenses were $1,196 million for the ten months ended July 31, 2008, an increase of 4.1% compared to $1,149 million for the ten months ended July 31, 2007.

Net profit on a "cash basis" for the ten months ended July 31, 2008 was $1,073 million, an increase of 12.5% compared to $954 million for the ten months to July 31, 2007. Net profit on a "cash basis" for the ten months ended July 31, 2008 excluded losses in relation to significant items of $93 million (after tax), as reported in our 2008 half year report, which included a gain on the receipt of Visa Inc. shares as part of its initial public offering, restructuring costs in relation to back office business processes and consolidation of sites and a tax expense from a dispute with the Australian Tax Office relating to a 1997 transaction, and a loss in relation to fair value recognition of hedging and non-trading derivatives of $10 million (after tax). Net profit on a "cash basis" for the ten months ended July 31, 2007 excluded a loss in relation to fair value recognition of hedging and non-trading derivatives of $1 million (after tax). Net profit on a "cash basis" is a non-GAAP financial measure; see "Financial Information Presentation — Non-GAAP Financial Measures".

Due to reduced exposure to equities and effective hedging, revaluations of our mortgage insurance business (SGIA) investment portfolio contributed $2 million to pre tax profit in the first four months of the second half of fiscal 2008, compared to a loss of $33 million in the first half of fiscal 2008. This $31 million net loss from the SGIA investment portfolio for the ten months to July 31, 2008 compares to $28 million pre tax profit in the ten months to July 31, 2007.

Retail deposit balances are continuing to experience positive growth due to continued focus on our product offerings and consumer 'flight to quality'. Our retail deposit balances grew from $47.8 billion at September 30, 2007 to $55.3 billion at July 31, 2008, or 18.9% (annualized), and exceeded growth in retail lending. Retail funding accounted for 51.1% of total funding and other borrowings excluding securitization, asset-backed conduit funding and preference shares as at July 31, 2008, compared to 50.6% as at March 31, 2008, reflecting the growth in retail deposits.

Residential receivables growth for the ten months ended July 31, 2008 slowed to 10.0% (annualized). Residential loans (net of specific provisions) grew from $69.2 billion at September 30, 2007 to $75.0 billion at July 31, 2008. Housing volumes slowed in line with system growth as consumers were impacted by higher interest rates and higher food and petrol prices and a slowing economy.

Middle market receivables growth also slowed to 30.1% (annualized) for the ten months ended July 31, 2008. Our receivables were $29.8 billion at July 31, 2008 as compared with $24.1 billion at September 30, 2007. Strong customer satisfaction and retention rates have driven momentum in the middle market business.

Managed funds balances have fallen during the ten months ended July 31, 2008 by 15.6%, from $49.7 billion as at September 30, 2007 to $42.0 billion as at July 31, 2008. Balances have decreased by 4.4% since March 31, 2008. These decreases were primarily due to the negative and volatile performance of equity markets.

Overall credit quality across all lending portfolios remains very good. We believe we have a low risk mix of businesses focused predominantly in Australia with no offshore operations. St.George does not have any exposure to the United States or domestic sub prime lending, collateralized debt obligations, collateralized loan obligations, credit default swaps or hedge funds.

Overall credit quality in business banking remains strong. As at July 31, 2008, approximately 95% of our commercial lending portfolio is secured, with more than 80% secured by property.

No material losses have been experienced on single name exposures to date in the second half of fiscal 2008. A limited number of our middle market customers have been impacted by market volatility and international credit turmoil. At March 31, 2008, these included a $458 million fully secured exposure to Centro Property Group, a $60 million unsecured exposure to Allco Group (both of which are performing loans) and a $25 million margin loan secured by Octaviar Limited (formerly MFS Ltd.) shares and personal guarantees. At July 31, 2008, a $25 million specific provision has been raised on this single margin lending loan. The other exposures to Centro Property Group and Allco continue to be performing and therefore do not require specific provisions. As a result of asset sales and reductions of limits, the Allco exposure has reduced from $60 million at March 31, 2008 to $37 million at July 31, 2008.

Summary of terms

The following is a brief summary of some of the terms of the Notes. For a more complete description of the terms of the Notes, see "Description of the Notes" in this offering memorandum and the applicable pricing supplement. In this section entitled "Summary of Terms", references to "we", "us", "our" and similar references are to St.George only and not to the St.George Group.

The issuer	St.George Bank Limited
The agents	J.P. Morgan Securities Inc. (arranger and lead agent) Banc of America Securities LLC Citigroup Global Markets Inc. Goldman, Sachs & Co. Lehman Brothers Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC Any other agents appointed in accordance with the Distribution Agreement.
Terms of the Notes	The Notes, which may be issued at their principal amount or at a premium to or discount from their principal amount, on a subordinated or an unsubordinated basis, may bear interest at a fixed or floating rate or be issued on a fully discounted basis and not bear interest. The interest rate or interest rate formula, if any, issue price, currency, terms of redemption or repayment, if any, stated maturity and other terms not otherwise provided in this offering memorandum will be established for each Note at the issuance of such Note and will be indicated in a pricing supplement.
Method of distribution	We are offering the Notes from time to time through the agents to QIBs and in offshore transactions to individuals that are not US persons (as defined in Regulation S). We may also sell Notes to the agents acting as principals for resale to these persons and may sell Notes directly on our own behalf to these persons. See "Important Notices" and "Plan of Distribution".
Maximum amount	The aggregate principal amount (or, in the case of Notes issued at a discount from the principal amount, the aggregate initial offering price) of Notes outstanding at any time will not exceed US$15 billion or the approximate equivalent thereof in another currency calculated as at the issue date of the relevant Notes. We may increase the aggregate principal amount from time to time in accordance with the terms of the Distribution Agreement.
Reopening of tranches	Each tranche of Notes may be "reopened" in order to issue additional debt securities of that tranche without the consent of holders of the applicable tranche of Notes.

Status of the Notes	The Senior Notes will be direct, unsecured and general obligations of St.George and will rank *pari passu* with all other present and future unsecured and unsubordinated obligations of St.George (other than any obligation preferred by mandatory provisions of applicable law). The Subordinated Notes will be direct, unsecured and general obligations of St.George and will rank *pari passu* with all other present and future unsecured and subordinated debt obligations of St.George expressed to rank equally with the Subordinated Notes (other than any obligation preferred by mandatory provisions of applicable law). As an ADI, under Section 13A of the Banking Act 1959 of Australia (the "Australian Banking Act"), if St.George becomes unable to meet its obligations or suspends payment, the assets of St.George in Australia are to be available to meet St.George's deposit liabilities in Australia in priority to all other liabilities of St.George. In addition, under Section 16 of the Australian Banking Act, debts due to APRA shall in a winding-up of an ADI have, subject to Section 13A of the Australian Banking Act, priority over all other unsecured debts of that ADI. Further, under Section 86 of the Reserve Bank Act 1959 of Australia, debts due by a bank to the RBA shall in a winding-up of that bank have, subject to Section 13A of the Australian Banking Act, priority over all other debts, other than debts due to the Commonwealth of Australia.
Maturities	Such maturities as may be agreed between us and the relevant purchaser or agent (as indicated in the applicable pricing supplement), subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to us or the relevant currency. At the date of this offering memorandum, the minimum maturity of all Notes is nine months. There is no maximum maturity.
Currency	The currency of payment under the Notes shall be US dollars, or, subject to any applicable legal or regulatory restrictions, such currency or currencies as may be agreed between us and the relevant purchaser or agent (as indicated in the applicable pricing supplement). See "Description of the Notes—Currency of Notes".
Denomination and form	The Notes will be issued in fully registered form in minimum denomination of US$2,000 (or the equivalent thereof in any other foreign or composite currency) and integral multiples of US$1,000 (or the equivalent thereof in any other foreign or composite currency) in excess thereof. Notes sold to QIBs in reliance on Rule 144A will be represented by one or more global Notes (each, a "Rule 144A Global Note"), registered in the name of a nominee of DTC. Notes sold outside of the

	United States to non-US persons in offshore transactions in compliance with Regulation S will be represented by one or more global Notes (each, a "Regulation S Global Note" and, together with the Rule 144A Global Notes, the "Global Notes") registered in the name of a nominee of DTC. Definitive Notes will only be issued in limited circumstances. See "Legal Ownership and Book-Entry Issuance—Special Considerations for Global Notes".
Interest rates	Interest bearing Notes may be issued either as Fixed Rate Notes or Floating Rate Notes (each, as defined herein). Fixed Rate Notes will bear interest at the rate specified in the applicable pricing supplement. Floating Rate Notes will bear interest based on an interest rate formula designated in the applicable pricing supplement, which formula may include, without limitation, the Commercial Paper Rate, the Prime Rate, LIBOR, EURIBOR, the Treasury Rate, the CMT Rate, the CD Rate, the Federal Funds Rate, the Eleventh District Cost of Funds Rate, the Australian Bank Bill Rate or such other interest rate formula as may be agreed between St.George and the purchaser or the agent. Unless otherwise specified in the applicable pricing supplement, the interest rate on each Floating Rate Note will be calculated by reference to the specified interest rate (a) plus or minus the Spread (as defined herein), if any, and/or (b) multiplied by the Spread Multiplier (as defined herein), if any. Floating Rate Notes may also have a maximum interest rate, a minimum interest rate or both or neither.
Interest payment dates	Unless otherwise indicated in the applicable pricing supplement, interest on Fixed Rate Notes will be payable annually on or semiannually on the date or dates set forth in the applicable pricing supplement and at the maturity date and interest on Floating Rate Notes will be payable quarterly on the dates set forth in the applicable pricing supplement and at the maturity date.
Optional redemption . .	Unless the applicable pricing supplement provides otherwise, if the Notes of a series provide for redemption at our election, we will have the option to redeem those Notes, in whole or *pro rata* in part, upon not less than 30 nor more than 60 days' notice. Any optional redemption of any Subordinated Notes would be subject to the prior written consent of APRA.
Redemption for taxation reasons	We may redeem any Notes to which an obligation to pay additional amounts for taxation reasons applies in whole, but not in part, at our option in the event of certain changes in Australian tax laws at 100% of their principal amount plus accrued interest. Any tax redemption of any Subordinated Notes would be subject to the prior written approval of APRA. See "Description of the Notes—Redemption of Notes under certain circumstances".

Senior Notes—restrictions on liens	With certain exceptions, we may not permit to subsist any mortgage, charge, pledge or other form of encumbrance upon our assets or revenue in respect of relevant indebtedness, without equally and ratably securing the Senior Notes, as more fully described under "Description of the Notes—Restrictive covenant for Senior Notes—Restrictions on liens".
Mergers and similar transactions	We may, without the consent of the holders of the Notes, merge with or sell all or substantially all of our assets to another party or engage in similar transactions, subject to satisfying the conditions described under "Description of the Notes—Mergers and Similar Transactions".
Zero Coupon Notes	Zero Coupon Notes will be offered and sold at a discount to their principal amounts and will not bear interest.
Amortizing Notes	Principal amounts due on an Amortizing Note will be paid in installments over the term of such Amortizing Note (as specified in the applicable pricing supplement).
Original Issue Discount Notes	An Original Issue Discount Note will be issued at a price lower than its principal amount and will provide that, upon redemption or acceleration of its maturity, an amount less than its principal amount will be payable (as specified in the applicable pricing supplement).
Taxation	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed within the Commonwealth of Australia, except as described under "Description of the Notes—Payment of Additional Amounts". For a discussion of certain tax considerations, see "Taxation".
Rating	Our long-term senior debt has been rated Aa2 by Moody's Investors Service, Limited ("Moody's"), A+ by S&P and A+ by Fitch Ratings operating through Fitch Ratings Australia Pty Limited ("Fitch"). Moody's has placed our ratings under review with direction uncertain following announcement of the proposed merger between us and Westpac. S&P has placed our ratings on Credit Watch Positive and Fitch had placed our ratings on Rating Watch Positive. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency and any rating should be evaluated independently of any other information.
Fiscal agent	The Bank of New York Mellon
Paying agent	The Bank of New York Mellon
Transfer restrictions	There are selling restrictions in relation to the United States, Australia, the European Economic Area, Japan, Hong Kong,

	Singapore, the United Kingdom and such other jurisdictions as may be required in connection with the offering and sale of a particular tranche of Notes as set forth in the applicable pricing supplement. See "Plan of Distribution".
Governing law.	New York, except as to authorization and execution by us of the Notes and the Fiscal Agency Agreement and the subordination provisions of the Subordinated Notes, which are governed by the laws of the State of New South Wales, Australia.
Risk factors	Prospective purchasers of the Notes should consider carefully all of the information set forth or incorporated by reference in this offering memorandum or any supplement and, in particular, the information set forth under the caption "Risk Factors" in this offering memorandum, before making an investment in the Notes.

Summary consolidated financial and operating data

The summary consolidated balance sheet data as at September 30, 2007, 2006, 2005, 2004 and 2003 and income statement and operating data for the fiscal years ended September 30, 2007, 2006, 2005, 2004 and 2003 set forth below have been derived from, should be read in conjunction with and are qualified in their entirety by reference to, our audited financial statements for fiscal 2007, 2006, 2005 and 2004, including the notes to those financial statements, included or incorporated by reference in this offering memorandum.

The summary unaudited consolidated balance sheet data as at March 31, 2008 and 2007 and income statement and operating data for the six-month periods ended March 31, 2008 and 2007 set forth below have been derived from our unaudited consolidated half-year financial statements as at and for the six-month periods ended March 31, 2008 and 2007, including the notes to those financial statements. The information for the interim periods is unaudited but, in our opinion, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this information. Results for the interim periods should not be considered indicative of results for any other periods or for the full fiscal year.

We adopted the requirements of AIFRS for the first time in preparing financial statements for the year ended September 30, 2006. We applied the transition rules upon first time adoption of AIFRS. Although fiscal 2005 financial information was restated under AIFRS in our 2006 financial statements, exemptions were available from restating financial instruments under accounting standards AASB 132 and AASB 139. Financial instruments were accounted for under AIFRS from October 1, 2005. The financial statements and other financial information for fiscal 2007, 2006 and 2005 and for the 2008 half year and 2007 half year, unless otherwise indicated, have been prepared and presented on this basis.

Previously published financial statements for fiscal 2005, as well as all prior financial periods, were prepared in accordance with previous GAAP. AIFRS differs in certain material respects from previous GAAP and, accordingly, financial statements for fiscal 2007, 2006 and 2005 prepared in accordance with AIFRS are not comparable to the financial statements for 2005, 2004, 2003 and prior years prepared in accordance with previous GAAP. See "Financial Information Presentation" for further information.

Each of AIFRS and previous GAAP differs in certain respects from US GAAP. See "Financial Information Presentation—Certain Differences Between AIFRS, Previous GAAP and US GAAP".

For the convenience of the reader, the financial data for fiscal 2007 and the 2008 half year has been translated from Australian dollar amounts into US dollars using the noon buying rate on March 31, 2008 of $1.00 = US$0.9132. The convenience translations should not be construed as representations that the Australian dollar amounts have been, or could in the future be, converted into US dollars at this or any other rate of exchange. Since March 31, 2008, there have been significant movements in the Australian and US$ exchange rate. On August 15, 2008, the noon buying rate was $1.00 = US$0.8676.

2008 and 2007 half years and fiscal 2007, 2006 and 2005 under AIFRS

Income statement [1]

(In millions)	Half year ended March 31, 2008[2]	2008	2007	Fiscal year ended September 30, 2007[2]	2007	2006	2005[3]
Interest income	US$4,534	$4,965	$3,906	US$7,491	$8,203	$6,781	$5,474
Interest expense	3,445	3,773	2,828	5,488	6,010	4,768	3,677
Net interest income	1,089	1,192	1,078	2,003	2,193	2,013	1,797
Other income	525	575	533	997	1,092	994	988
Total operating income	1,614	1,767	1,611	3,000	3,285	3,007	2,785
Loan impairment expenses	108	118	93	163	178	144	109
Operating expenses	693	759	683	1,269	1,390	1,341	1,279
Share of profit of equity accounted associates	–	–	–	–	–	–	3
Goodwill impairment	–	–	–	–	–	–	4
Profit before income tax	813	890	835	1,568	1,717	1,522	1,396
Income tax expense	330	361	250	479	525	445	413
Profit after income tax from continuing operations	483	529	585	1,089	1,192	1,077	983
Loss from discontinued operation net of tax	–	–	–	–	–	13	10
Net profit for the year	US$483	$ 529	$ 585	US$1,089	$1,192	$1,064	$ 973
Attributable to:							
Shareholders of the bank	US$483	$ 529	$ 585	US$1,087	$1,190	$1,068	$ 978
Minority interest							
—Continuing operations	–	–	–	2	2	1	–
—Discontinued operation	–	–	–	–	–	(5)	(5)
Net profit for the year	US$483	$ 529	$ 585	US$1,089	$1,192	$1,064	$ 973

Other financial data

(In millions, except as indicated)	Half year ended March 31, 2008[2]	2008	2007	Fiscal year ended September 30, 2007[2]	2007	2006	2005
Net Profit (on a "cash" basis)[4]	US$551	$ 603	$ 568	US$1,059	$1,160	$1,026	$ 896
Ratio of Earnings to Fixed Charges[5]	1.23	1.23	1.29	1.28	1.28	1.32	1.38

Balance sheet

(In millions)	As at March 31, 2008[(2)]	2008	2007	As at September 30, 2007[(2)]	2007	2006	2005[(3)]
Assets							
Cash and liquid assets	US$ 2,772	$ 3,035	$ 1,188	US$ 1,900	$ 2,081	$ 1,081	$ 1,184
Receivables due from other financial institutions	436	477	1,180	1,136	1,244	1,182	1,111
Assets at fair value through the income statement	12,158	13,314	6,043	10,355	11,339	6,192	6,007
Derivative assets	2,393	2,621	877	1,161	1,271	1,093	–
Available for sale investments	757	829	1,381	848	929	1,541	–
Investment securities	–	–	–	–	–	–	1,149
Loans and other receivables	85,508	93,636	85,144	82,082	89,884	81,516	72,949
Bank acceptances of customers	18,058	19,774	13,580	14,925	16,343	11,908	7,098
Investment in associated companies	26	29	28	26	28	28	–
Other investments	–	–	–	–	–	–	45
Property, plant and equipment	307	336	332	315	345	334	452
Intangible assets	1,227	1,344	1,305	1,208	1,323	1,291	1,268
Deferred tax assets	212	232	198	196	215	193	93
Other assets	623	682	724	729	798	643	1,003
Total assets	US$124,477	$136,309	$111,980	US$114,881	$125,800	$107,002	$92,359
Liabilities							
Deposits and other borrowings	US$ 71,881	$ 78,713	$ 61,296	US$ 64,657	$ 70,803	$ 54,633	$49,175
Payables due to other financial institutions	881	965	473	925	1,013	401	91
Liabilities at fair value through the income statement	–	–	386	–	–	390	–
Derivative liabilities	2,784	3,049	2,202	3,142	3,440	1,190	–
Bank acceptances	4,612	5,050	5,456	5,797	6,348	7,287	7,098
Provision for dividends	4	4	3	2	2	3	12
Current tax liabilities	40	44	121	92	101	160	157
Deferred tax liabilities	124	136	169	112	123	172	217
Other provisions	141	154	126	106	116	125	109
Bonds and notes	34,357	37,623	33,388	31,936	34,971	34,593	25,918
Loan capital	2,396	2,624	2,082	2,037	2,231	2,032	1,956
Bills payable and other liabilities	993	1,087	666	702	768	673	2,239
Total liabilities	US$118,213	$129,449	$106,368	US$109,508	$119,916	$101,659	$86,972
Net assets	US$ 6,264	$ 6,860	$ 5,612	US$ 5,373	$ 5,884	$ 5,343	$ 5,387

(In millions)	As at March 31, 2008(2)	2008	2007	As at September 30, 2007(2)	2007	2006	2005(3)
Shareholders' equity							
Share capital	5,004	5,480	4,467	4,154	4,549	4,376	4,105
Reserves	237	259	176	222	243	151	23
Retained profits	1,018	1,115	951	992	1,086	798	906
Equity attributable to shareholders of the bank	6,259	6,854	5,594	5,368	5,878	5,325	5,034
Equity attributable to minority interests	5	6	18	5	6	18	353
Total shareholders' equity	US$ 6,264	$ 6,860	$ 5,612	US$ 5,373	$ 5,884	$ 5,343	$ 5,387

(1) The income statement data is presented on the basis of continuing operations. In fiscal 2006 and 2005, a net loss from discontinued operations was realized of $13 million and $10 million, respectively. There were no discontinued operations in fiscal 2007 or for the 2008 half year.

(2) Amounts have been translated into US$ at the noon buying rate on March 31, 2008 of $1.00 = US$0.9132.

(3) Financial information for fiscal 2005 excludes the effect of AASB 132 and AASB 139, which we adopted with effect from October 1, 2005. Accordingly, financial information for fiscal 2005 in this offering memorandum is not directly comparable to financial information for fiscal 2006 and fiscal 2007. See "Financial Information Presentation" in this offering memorandum for further information.

(4) Net profit on a "cash basis" is a non-GAAP financial measure; see "Financial Information Presentation—Non-GAAP Financial Measures". For a reconciliation of net profit on a "cash" basis to net profit calculated in accordance with AIFRS, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations".

(5) The ratio of earnings to fixed charges is calculated as earnings divided by fixed charges. For purposes of calculating this ratio: (i) fixed charges include interest on all indebtedness, including interest on deposits, and one-third of rental charges (which is used to be representative of an interest factor); and (ii) earnings represents profit before income tax, fixed charges and minority interests in subsidiaries that have not incurred fixed charges.

Fiscal 2005, 2004 and 2003 under previous GAAP

Income statement [1]

(In millions, except as indicated)	2005	2004	2003
	Fiscal year ended September 30,		
Interest income	$4,686	$4,116	$3,434
Interest expense	2,979	2,504	1,983
Net interest income	1,707	1,612	1,451
Other income	1,084	975	910
Total ordinary income	2,791	2,587	2,361
Loan impairment expense	110	112	102
Operating expenses	1,279	1,239	1,170
Share of net profit/(loss) of equity accounted associates	3	2	(3)
Goodwill amortization and write-off	105	103	108
Profit from ordinary activities before income tax	1,300	1,135	978
Income tax expense	414	372	325
Profit from ordinary activities after income tax	886	763	653
Net loss attributable to outside equity interests	(5)	(4)	(5)
Net profit attributable to members of the bank	$ 891	$ 767	$ 658
Other financial data			
Ratio of earnings to fixed charges[2]	1.43	1.45	1.49

(1) The above income statement has been prepared in accordance with previous GAAP, as in effect prior to the application of AIFRS for the first time in our 2006 financial statements. AIFRS differs in certain material respects from previous GAAP and therefore the above income statement is not comparable to financial information disclosed for fiscal 2007, 2006 and 2005 prepared under AIFRS. See "Financial Information Presentation" in this offering memorandum for further information.

(2) The ratio of earnings to fixed charges is calculated as earnings divided by fixed charges. For purposes of calculating this ratio: (i) fixed charges include interest on all indebtedness, including interest on deposits, and one-third of rental charges (which is used to be representative of an interest factor); and (ii) earnings represents profit before income tax, fixed charges and minority interests in subsidiaries that have not incurred fixed charges.

Balance sheet [1]

(In millions)	2005	2004	2003
	As of September 30,		
Assets			
Cash and liquid assets	$ 1,184	$ 1,180	$ 769
Due from other financial institutions	529	371	335
Trading securities	6,295	5,200	5,276
Investment securities	18	415	143
Loans and other receivables	59,687	54,782	48,904
Bank acceptances of customers	7,098	5,132	3,391
Investment in associated companies	–	2	7
Other investments	67	76	102
Property, plant and equipment	459	472	506
Goodwill	1,060	1,165	1,268
Other assets	1,192	1,165	2,013
Total assets	$77,589	$69,960	$62,714
Liabilities			
Deposits and other borrowings	$48,149	$46,083	$45,291
Due to other financial institutions	91	758	501
Bank acceptances	7,098	5,132	3,391
Provision for dividends	12	12	10
Income tax liability	353	365	320
Other provisions	109	106	93
Bonds and notes	13,139	9,769	5,548
Loan capital	1,956	1,619	1,080
Bills payable and other liabilities	1,349	1,087	2,115
Total liabilities	$72,256	$64,931	$58,349
Net assets	$ 5,333	$ 5,029	$ 4,365
Shareholders' equity			
Share capital	$ 4,105	$ 3,964	$ 3,468
Reserves	94	87	104
Retained profits	781	619	442
Equity attributable to shareholders of the bank	4,980	4,670	4,014
Equity attributable to minority interests	353	359	351
Total shareholders' equity	$ 5,333	$ 5,029	$ 4,365

(1) The above balance sheet has been prepared in accordance with previous GAAP, as in effect prior to the application of AIFRS for the first time in our 2006 financial statements. AIFRS differs in certain material respects from previous GAAP and therefore the above balance sheet is not comparable to financial information disclosed for fiscal 2007, 2006 and 2005 prepared under AIFRS. See "Financial Information Presentation" in this offering memorandum for further information.

Consolidated operating data

	Half year ended March 31,		Fiscal year ended September 30,		
	2008	2007	2007	2006	2005[1]
Consolidated ratios					
Profitability and business performance:					
Earnings per ordinary share—statutory (cents)[2][3]					
Basic	187.0	216.4	219.5	201.4	177.7
Diluted	187.3	214.9	217.8	199.9	176.2
Earnings per ordinary share—(on a "cash basis") (cents)[2][4]					
Basic	219.4	214.9	218.9	195.8	173.1
Diluted	217.8	213.4	217.3	194.4	171.8
Dividends per ordinary share (cents)					
Interim dividend	88	82	82	74	67
Final dividend	–	–	86	77	70
Dividend payout ratio (%)[5]	93.2	74.4	75.1	74.3	72.7
Return on average total assets (%)[2][6]	0.81	1.07	1.05	1.07	1.11
Return on average shareholders' equity[2][7]	17.34	23.40	23.26	23.40	23.70
Net interest margin (%)[2][8]	1.92	2.07	2.01	2.11	2.29
Net interest spread (%)[2][9]	1.67	1.86	1.81	1.93	2.05
Operating expenses to operating income ratio (%)[10]	42.95	42.40	42.31	44.60	45.92
Ratio of earnings to fixed charges[11]	1.23	1.29	1.28	1.32	1.38
Net tangible assets per ordinary share ($1)[12]	8.95	7.16	7.63	6.73	6.01
Asset quality:					
Residential loans as a percentage of loans (%)[13]	77.32	76.49	76.76	76.66	76.94
Gross non-accruals as a percentage of net loans (%)	0.17	0.13	0.13	0.12	0.10
Loan impairment expense as a percentage of average gross loans (%)[2]	0.22	0.20	0.18	0.17	0.16
Capital adequacy[14]:					
Tier 1 capital ratio (%)	7.0	7.2	6.7	6.9	7.3
Tier 2 capital ratio (%)	3.2	3.3	3.5	4.0	3.9
Deductions (%)[15]	(0.1)	–	–	(0.1)	(0.1)
Total capital ratio (%)	10.1	10.5	10.2	10.8	11.1
Adjusted common equity ratio (%)[16]	5.2	4.7	4.9	4.8	5.1
Average shareholders' equity as a percentage of average total assets (%)[17]	4.54	4.48	4.40	4.50	4.60
Other information:					
Branches	400	390	399	390	390
Staff (full time equivalents)	8,173	7,995	8,074	7,949	7,880

(1) Unless otherwise stated, financial information for fiscal 2005 excludes the effect of AASB 132 and AASB 139, which we adopted with effect from October 1, 2005. Accordingly, financial information for fiscal 2005 is not directly comparable to financial information for fiscal 2006 and fiscal 2007. See "Financial Information Presentation" in this offering memorandum for further information.

(2) Results have been presented on an annualized basis for the 2008 and 2007 half years.

(3) From continuing operations.

(4) Earnings per ordinary share on a "cash basis" is a non-GAAP financial measure, see "Financial Information Presentation—Non-GAAP Financial Measures". For a reconciliation of net profit prepared on a "cash basis" to net profit calculated in accordance with AIFRS, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations". Earnings used in the calculation for fiscal 2005 includes management's estimates of the effects of AASB 132 and AASB 139.

(5) Dividend payout ratio is calculated as ordinary dividends declared/paid divided by net profit attributable to shareholders (before preference dividends).

(6) Return on average total assets is calculated as net profit attributable to shareholders (before preference dividends), divided by average total assets. We calculate averages as the average of the opening and closing balances for each month.

(7) Return on average shareholders' equity is calculated as net profit attributable to shareholders (after preference dividends) divided by adjusted average ordinary shareholders' equity. The ordinary shareholders' equity excludes preference shares and converting capital notes. We calculate averages as the average of the opening and closing balances for each month.

(8) Net interest margin is net interest income as a percentage of average interest earning assets. Averages are calculated as the average of the opening and closing balances for each month.

(9) Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.

(10) Total operating income and expenses excludes discontinued operations.

(11) The ratio of earnings to fixed charges is calculated as earnings divided by fixed charges. For purposes of calculating this ratio: (i) fixed charges include interest on all indebtedness, including interest on deposits, and one-third of rental charges (which is used to be representative of an interest factor); and (ii) earnings represents profit before income tax, fixed charges and minority interests in subsidiaries that have not incurred fixed charges.

(12) Net tangible assets is net assets excluding intangible assets, minority interests, SAINTS and the step-up preference shares, divided by the total number of ordinary shares.

(13) Loans are net of specific provisions.

(14) We are required to comply with the capital adequacy guidelines issued by APRA. See "Supervision and Regulation—Banking—Capital Adequacy".

(15) In accordance with APRA's prudential requirements, deductions comprise our investments in controlled funds management companies, life insurance companies, securitization servicing companies and debt instrument issued by related securitization entities.

(16) The adjusted common equity ratio is a non-GAAP financial measure. See "Financial Information Presentation—Non-GAAP Financial Measures".

(17) Shareholders' equity excludes preference shares and converting capital notes. We calculate averages as the average of the opening and closing balances for each month.

Dividends

The directors may from time to time declare a dividend on ordinary shares. The directors may authorize payment of such interim dividends as appear to the directors to be justified by the profits of the company. The directors declared an interim dividend for the 2008 half year of 88 cents per ordinary share paid on July 2, 2008. Total dividends of 168 cents per ordinary share were declared and paid for fiscal 2007. Our shareholders will receive a final dividend from St.George for fiscal 2008. Under the Merger Implementation Agreement between St.George and Westpac, our final dividend payable for fiscal 2008 is capped at 97 cents and is to be consistent with our normal dividend payout ratio determined by us after discussing the matter in good faith with Westpac, but which must not exceed 85% of our cash profits for fiscal 2008.

Over recent periods, we have consistently increased the level of our dividend payments to holders of our ordinary shares. There can be no assurance that we will continue to increase dividend payments in the future or even to maintain current levels of dividend payments. The level of future payments will depend on a number of factors, including the availability of distributable profits, the availability of cash to make dividend payments and our business strategy, including our other uses for available cash.

Risk factors

You should carefully consider the risks described below and other information in this offering memorandum before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risk and uncertainties that we are unaware of, or that we currently deem immaterial, may also become important factors that affect us.

Risks relating to our business

Our business is subject to credit, market and liquidity risks which have increased as a result of the current dislocation in global capital markets

As a financial institution, we are exposed to the risks associated with extending credit to other parties. Less favorable business or economic conditions, whether generally or in a specific industry, could cause our customers or other counterparties to experience adverse financial consequences, thereby exposing us to the increased risk that those customers or counterparties will fail to meet their contractual obligations in accordance with agreed terms.

Due to the potential loss arising from the failure of customers to meet their repayment obligations, we hold both specific and collective provisions to cover credit impairment. The amount of these provisions is determined by assessing, based on current information, the extent of impairment inherent within the current lending portfolio. However, if the information or assumptions upon which the assessment is made proves to be inaccurate or incorrect, the provisions made for credit impairment may be insufficient, which could have a material adverse effect on our financial performance.

Liquidity is essential to our business. We are exposed to liquidity risk, which is the inability to meet our financial obligations when they fall due, including obligations to repay deposits and maturing wholesale and customer debt. Our liquidity could be impaired by an inability to receive sufficient customer deposits or access the capital markets, or unforeseen outflows of cash or collateral. Our liquidity may be impaired due to circumstances that we are unable to control, such as general market disruptions, which may occur suddenly and dramatically, or operational problems that affect other market participants or ourselves. In the second half of 2007 and thus far in 2008, certain credit markets have experienced difficult conditions and volatility. These conditions have resulted in less liquidity, greater volatility, widening of credit spreads and a lack of price transparency. Reduced liquidity has led to and could continue to lead to an increase in the cost of our borrowings and constrain the volume of new lending, which in each case could have a material adverse effect on our profitability and overall financial condition.

We are directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with our operations and activities including loans, deposits, short-term borrowings, long-term debt and derivatives. Market conditions may shift from time to time, thereby exposing us to market risk, including fluctuations in interest rates and foreign currency exchange rates, changes in the implied volatility of interest rates and price deterioration or changes in value due to changes in market perception or actual credit quality. For example, as a result of the volatile performance of equity markets, in the 2008 half year our mortgage insurance business (SGIA) investment portfolio experienced a pre-tax loss of $26 million. Accordingly, depending on the

instruments or activities impacted, market risks can have wide ranging, complex adverse effects on our results from operations and our overall financial condition.

All of the above risks are exacerbated by the current disruption and volatility of the global financial markets increasing the possibility that they will have an adverse affect on our results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Funding".

We may be adversely affected by a weakening economy in Australia

Our earnings are dependent on the level of banking and financial services required by our customers. In particular, levels of borrowing at a given time are heavily dependent on customer confidence, the state of the economy and prevailing market interest rates. Our performance is influenced by the level and cyclical nature of business activity in Australia, particularly in New South Wales and South Australia, where our business is concentrated. Our business activity is also influenced by both domestic and international economic and political events. Australian economic conditions at the end of July 2008 revealed a weakening trend in retail sales, declining household and commercial loan approvals, lower growth in housing and business credit and subdued business and consumer confidence, with less buoyant equity markets. A weakening of the Australian economy could have a material adverse effect on our financial condition and results of operations.

Our ability to access capital markets and the trading price of the Notes could be adversely affected as a result of the global credit crisis, a weakening Australian economy and recent developments in the Australian banking sector

Since July 2007, the dislocation in global capital markets has created many challenges for financial services companies globally. In particular, the dislocation has led to more limited access to funding and an increase in funding costs in both short and longer term markets as investors have reduced their appetite for risk and investment duration. The dislocation has also led to increased volatility in capital and equity markets. These factors, together with a weakening Australian economy and recent announcements by other Australian banks, which have contributed to reductions in share prices of Australian financial services companies, including St.George, could adversely affect our ability to access equity markets, to meet any needed increase in our Tier 1 capital and to access other capital markets to meet funding requirements and the trading price of the Notes.

A weakening of the real estate market in Australia would adversely affect us

Residential property lending and property finance, particularly in New South Wales and South Australia, including real estate development and investment property finance, are important to our business. As at March 31, 2008, residential loans represented approximately 77.3% of our total loans and receivables (net of specific provisions). A decrease in property valuations in Australia, particularly in New South Wales and South Australia, could decrease the amount of new mortgages we are able to write or increase the losses we may experience from our existing mortgages, which, in either case, could materially and adversely affect our financial condition and result of operations. In particular, a significant slowdown in the Australian housing market could adversely affect our results of operations.

We face intense competition in all aspects of our business

Our banking business competes principally with four major national banks as well as regional and local banks in Australia. The trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. In recent years, competition has also increased as large insurance and banking industry participants have sought to establish themselves in markets that are perceived to offer higher growth potential. In addition, as local institutions have become more sophisticated and competitive, they have sought alliances, mergers or strategic relationships. A number of our competitors are significantly larger than we are and have greater resources than us. Industry participants have typically engaged in severe price discounting and aggressive growth strategies. If these trends continue, as we expect they will, we could lose market share or be forced to reduce our prices in order to compete effectively.

Changes in interest rates may adversely affect our banking business

Decreases in interest rates can adversely affect our financial performance because market rates we are able to charge on loans tend to decline more quickly than interest rates we pay on deposits, thus reducing our net interest spread. While increases in interest rates may increase margins, an upward movement in interest rates can adversely affect our operations by reducing demand for our credit products, increasing our cost of funds and increasing the risk of customer default on variable rate loans. In addition to the impact on our net interest income, changes in interest rates can have a negative impact on our investments. A portion of our investment revenue is derived from holdings of fixed income securities. An increase in interest rates could substantially decrease the value of this fixed income portfolio. Instability in global credit markets is driving funding costs higher. In the 2008 half year, funding costs increased due to higher wholesale funding costs net of product pricing benefits.

Our management of interest rate sensitivity also affects our results of operations. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. The composition of our banking assets and liabilities, and any gap position resulting from that composition, causes our net interest income to vary with changes in interest rates. A mismatch of interest-earning assets and interest-bearing liabilities in any given period could have a material adverse effect on our financial condition and results of operations.

Failure of information technology systems could significantly interrupt our business

We rely to a significant degree on information technology systems. Most of our daily operations are computer based. Our information technology systems are essential to maintaining effective communication with customers. We generally manage our information technology systems internally rather than outsource that function.

We are exposed to a number of systems risks, including:

- Complete or partial failure of the information technology systems;
- Inadequacy of internal or third party information technology systems due to, among other things, failure to keep pace with industry developments;

- Capacity of the existing systems to effectively accommodate our planned growth and integrate existing and future acquisitions and alliances; and
- Systems integration programs not being completed within the timetable or budget.

To manage some of these risks, we have disaster recovery and system development plans in place. However, any failure in our systems could result in business interruption, the loss of customers, damaged reputation and weakening of our competitive position and could adversely affect our business and have a material adverse effect on our financial condition and results of operations.

We are exposed to operational risks which may adversely affect our results

We are subject to operational risks arising from day-to-day operational activities which may result in direct or indirect losses. These losses may result from both internal and external events. Operational risks include the risks arising from process error or failure, inadequate processes, people or systems, fraud, systems failure, failure and breach of security and physical protection and recovery systems, failure of customer services, staff skills and performance and failure of product development and maintenance, and breaches of our internal policies and of laws and regulations.

Similarly, there are operational risks in the management, design and implementation of major projects. Further, we are exposed to operational failings by third-party providers, including outsourcing, to natural disasters, political, security events and failings in the financial services sector.

Our transition to the Basel II capital framework is subject to regulatory approval

Our implementation of the Basel II capital framework, and the timing thereof, are subject to the approval of APRA. We are currently operating under the previous Basel I standards. APRA has indicated that we will continue to operate under those standards until January 1, 2009, and that commencing on that date we will transition to the Basel II standardized model. We will continue to work with APRA toward obtaining accreditation under the Basel II advanced model in 2009. However, there can be no assurance as to when APRA may approve our transition to Basel II advanced status, what prudential requirements APRA may require of us upon such transition, or what the capital impact of moving to either the standardized model or the advanced model will be. As a result, we may experience an increase or a decrease in our capital requirements. Any increase in our capital requirements may require us to raise additional capital.

The Australian government may adopt regulations that could increase costs or limit our business activities

Our business is subject to substantial regulation. Any significant regulatory developments, including changes to capital adequacy and accounting standards, could have an adverse effect on how we conduct our business and on our financial condition and results of operations. Our business and earnings are also affected by the fiscal and other policies that are adopted by various regulatory authorities of the Australian government. The nature and impact of future changes in such policies are not predictable and are beyond our control. The banking or wealth management industries could be subjected to changes or additions to existing governmental regulations that may impair our financial performance. In addition, if we do not meet

regulatory requirements, we may be subject to penalties, including fines or the suspension or cancellation of authority to conduct business. Non-compliance may also give rise to adverse publicity, which could adversely affect our business. See "Supervision and Regulation" for a detailed discussion of our regulatory environment.

Damage to our reputation could harm our business and prospects

We believe our reputation for customer service and our customers' loyalty to us are important contributors to our business. Our ability to attract and retain customers and employees could be adversely affected to the extent our reputation is damaged. Our actual or perceived failure to address various issues could give rise to reputational risk that could cause harm to us and our business prospects. These issues include, but are not limited to, appropriately addressing potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, properly maintaining customer's personal information, record keeping, sales and trading practices and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our products. Failure to address these issues appropriately could also give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, and harm our reputation among our customers and our investors in the marketplace. The reputational consequences of the occurrence of such an event may exceed the direct cost of the event itself and may negatively impact our results.

Our business and growth prospects may be adversely affected if we are unable to retain existing employees and hire and retain new qualified employees

Our performance and expansion into new geographic and business areas is dependent upon our ability to retain and motivate our existing employees and attract new employees. We compete with other participants in the financial services industry for qualified employees and particularly in those states where unemployment is low, competition is intense. Efforts to retain or attract qualified employees may result in significant additional expenses, which could adversely affect our profitability.

Our failure to adequately manage the risks associated with any acquisitions could adversely affect us

We have in the past and may in the future seek to grow our business by acquiring other companies in the financial services industry. This strategy may cause us to face operational and financial risks that could adversely affect our business and results of operations. Acquisitions may require assimilation of new operations and personnel. Acquisitions may also cause dissipation of our management resources and impairment of relationships with employees and customers of the acquired businesses, as a result of changes in ownership and management. Depending on the type of transaction, it can take a substantial period of time for us to realize the financial benefits of the transaction, if any. During the period immediately following this type of transaction, our operating results may be adversely affected. We would likely borrow additional money to finance any major acquisition. This would cause us to face the financial risks associated with incurring additional debt. Our failure to adequately manage the risks associated with any acquisitions could have a material adverse effect on our financial condition and results of operations.

Our business is subject to strategic risk

Strategic risk is the current or prospective risk to earnings and capital arising from poor business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment. These include the quality of the strategic planning process, the achievability of the strategy, the implications of the strategy on risk appetite and the nature of products, services and customers targeted.

Fluctuations in currency exchange rates could affect our results

As we prepare our annual financial report in Australian dollars, changes in currency exchange rates, particularly between the Australian dollar and the British pound, New Zealand dollar or US dollar, may have an adverse effect on the earnings that we report.

Risks relating to our proposed merger with Westpac

Implementation of the proposed merger with Westpac is subject to the prior satisfaction or waiver of certain conditions. There can be no assurance that these conditions will be satisfied or waived and that we will complete the proposed merger

The conditions to the proposed merger with Westpac include (i) the receipt of all necessary regulatory approvals (including approval from the ACCC, ASIC, the Australian Securities Exchange ("ASX"), and approvals under the Banking Act 1959 of Australia, the Financial Sector (Shareholdings) Act 1998 of Australia and the Insurance Acquisitions and Takeovers Act 1991 of Australia); (ii) approval by the relevant Australian court of the scheme of arrangement; (iii) approval of the proposed merger and of an amendment to our constitution to allow a shareholder to hold more than 10% of our shares by the requisite majorities of our shareholders; (iv) the absence of specified material adverse changes in respect of St.George or Westpac; (v) the absence of certain prescribed occurrences in respect of St.George or Westpac; and (vi) the absence of injunctions or other restrictions on the implementation of the proposed merger. There is a risk that one or more of these conditions will not be satisfied or waived, and as a consequence there is a risk that the proposed merger will not be implemented.

In addition, the government entities from which the regulatory approvals are required may refuse to grant such approval or may impose conditions on or require divestitures or other changes in connection with the implementation of the proposed merger. These conditions or changes could have the effect of delaying the process, reducing the anticipated benefits of the proposed merger or imposing additional costs, any of which might have a material adverse effect on the business of the merged entity. We may also receive competing proposals for St.George, which could delay the process or result in the merger with Westpac not proceeding. Furthermore, if the proposed merger has not been completed by December 31, 2008, each of Westpac and St.George has a termination right under the Merger Implementation Agreement. There are no break fees provided for in the Merger Implementation Agreement.

We will incur significant costs in connection with the proposed merger, whether or not the merger is completed. Failure to implement the proposed merger could negatively affect the value of the Notes.

Uncertainties about the effects, or completion, of the proposed merger with Westpac could materially and adversely affect the business and operations of St.George and the value of the Notes

If the proposed merger is implemented, Westpac has announced that it expects that St.George would become a wholly-owned subsidiary of Westpac, with the St.George assets and liabilities remaining intact, but that ultimately Westpac intends to transfer all, or substantially all, of the assets and liabilities of St.George to Westpac broadly at one time, subject to regulatory approvals and documentation. If the proposed merger is implemented, we will have no control over the process of integrating the businesses of Westpac and St.George, including any transfer of assets and liabilities from St.George to Westpac. Also, there can be no assurance that Westpac will obtain the required regulatory approvals and documentation. In addition, it could be a number of years before this transfer occurs, if at all. We currently expect that any Notes we issue pursuant to the terms described herein will remain liabilities solely of St.George until such time as all or substantially all of the assets and the liabilities of St.George (including the Notes) are transferred to Westpac as described above.

There will be risks associated with the process of integrating the operations of St.George and Westpac. These risks may include unforeseen difficulties in (i) carrying on the separate customer facing business operations of Westpac and St.George while integrating back office operations; (ii) preserving customer, distribution, supplier and other important relationships; (iii) consolidating the head office operations; (iv) integrating the business cultures; (v) integrating business systems, including information, finance and risk systems; and (vi) retaining key officers and employees. As a result of such difficulties, management may fail to respond effectively to the competitive environment and the financial condition and results of our businesses and the combined business could be adversely affected. The proposed operating model for the merged entity may also be implemented differently than as described in this offering memorandum and as currently contemplated.

Uncertainty about the effects of the proposed merger on employees, business partners and customers may materially and adversely affect the business and operations of St.George. These uncertainties could cause customers, business partners and other parties that have business relationships with St.George to defer the consummation of other transactions or other decisions concerning St.George's business, or to seek to change existing business relationships with St.George. In addition, employee retention at St.George may be challenging until the merger is completed.

Westpac may have liabilities that are unknown to St.George

In agreeing the terms and conditions of the Merger Implementation Agreement, St.George relied on publicly available information relating to Westpac. In addition, St.George carried out a pre-implementation due diligence inquiry in respect of Westpac for approximately two weeks. Carrying out such due diligence does not guarantee that all relevant matters have been discovered and therefore, after implementation of the proposed merger, there is a risk that the combined entity may be subject to liabilities of Westpac, or other adverse events in respect of Westpac, of which St.George is not currently aware and that were not contained in the information about Westpac available to St.George, and which may have an adverse effect on the merged entity's financial condition or performance.

Our credit rating, and the value of Notes, may be adversely affected by the implementation of the proposed merger

If the proposed merger is implemented, there is no assurance that credit rating agencies will maintain their credit ratings on the Notes. A negative change in our rating or the assignment of a credit rating for the merged entity below market expectations could have an adverse effect on the price of the Notes. In addition, the market value of the Notes may fluctuate based on the perceived probability of the merger being consummated and the anticipated credit rating of the merged entity.

There is information in this offering memorandum relating to Westpac which has not been verified by us or the agents

There is information included or incorporated by reference in this offering memorandum relating to Westpac which has been published by Westpac or compiled from information published by Westpac. Neither St.George nor the agents were involved in the preparation of such information. Neither St.George, its directors nor the agents have independently verified all such information. Neither St. George, its directors nor the agents assume any responsibility for the accuracy, completeness or truth of the information included or incorporated by reference in this offering memorandum relating to Westpac or whether Westpac has failed to disclose events that may have occurred that may affect the significance or accuracy of the information. Pro forma financial information for the combined businesses is not included in this offering memorandum.

Risks relating to the Notes

Notes denominated or payable in or linked to a non-US dollar currency are subject to exchange rate and exchange control risks.

If you invest in a non-US dollar Note, you will be subject to significant risks not associated with an investment in a Note denominated and payable in US dollars, including the possibility of material changes in the exchange rate between US dollars and the applicable foreign currency and the imposition or modification of exchange controls by the applicable governments. St.George has no control over the factors that generally affect these risks, including economic, financial and political events and the supply and demand for the applicable currencies. Moreover, if payments on non-US dollar Notes are determined by reference to a formula containing a multiplier or leverage factor, the effect of any change in the exchange rates between the applicable currencies will be magnified. In recent years, exchange rates between certain currencies have been highly volatile and volatility between these currencies or with other currencies may be expected in the future. Fluctuations between currencies in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of your payment currency would result in a decrease in the US dollar equivalent yield of your non-US dollar Notes, in the US dollar equivalent value of the principal and any premium payable at the stated maturity or any earlier redemption of your non-US dollar Notes and, generally, in the US dollar equivalent market value of your non-US dollar Notes.

Governmental exchange controls could affect exchange rates and the availability of the payment currency for your non-US dollar Notes on a required payment date. Even if there are no exchange controls, it is possible that your payment currency will not be available on a required payment date for circumstances beyond our control. In these cases, we will be allowed

to satisfy our obligations in respect of your non-US dollar Notes in US dollars or delay payment. See "Description of the Notes—Currency of Notes" in the offering memorandum for further discussion of these risks.

Redemption may adversely affect your return on the Notes.

If the applicable pricing supplement specifies that the Notes are redeemable at St.George's option, St.George may choose to redeem your Notes at times when prevailing interest rates are lower than when you invested. In addition, if your Notes are subject to mandatory redemption, St.George may be required to redeem your Notes also at times when prevailing interest rates are lower than when you invested. As a result, you generally will not be able to reinvest the redemption proceeds in a comparable security with an effective interest rate equal to or higher than that applicable to your Notes being redeemed.

The notes are subject to transfer restrictions.

The Notes have not been, and will not be, registered under the Securities Act or any other applicable securities laws and are being offered hereby to QIBs in transactions that are exempt from registration pursuant to Rule 144A under the Securities Act, or are not subject to registration in reliance on Regulation S under the Securities Act. Accordingly, the Notes are subject to certain restrictions on the resale and other transfer thereof as set forth under "Important Notices" and "Plan of Distribution". As a result of such restrictions, there can be no assurance as to the existence of a secondary market for the Notes or the liquidity of such market if one develops. Consequently, you must be able to bear the economic risk of an investment in your Notes for an indefinite period of time.

The notes' credit ratings may not reflect all risks of an investment in the Notes.

The credit ratings of the Notes may not reflect the potential impact of all risks related to the structure and other factors on any trading market for, or trading value of, the Notes. In addition, real or anticipated changes in the credit ratings of the Notes will generally affect any trading market for, or trading value of, the Notes. Credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, cancellation, reduction or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

There is no established trading market for the Notes

The Notes will be new securities for which there is no established trading market. The Notes will not be listed on any stock exchange. There can be no assurance regarding the future development of a market for the Notes. If a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. In addition, the Notes are subject to restrictions on transfer under US securities law. Therefore, there can be no assurance as to the liquidity of any trading market for the Notes or that an active public market for the Notes will develop.

There may be a limited number of buyers when you decide to sell the Notes. This may affect the price you receive for such Notes or the ability to sell such Notes at all. In addition, Notes that are designed for specific investment objectives or strategies often experience a more limited trading market and greater price volatility than those not so designed. You should not purchase the Notes unless you understand and know you can bear all of the investment risks involving the Notes.

Insolvency proceedings will be governed by Australian law.

In the event that St.George becomes insolvent, insolvency proceedings will be governed by Australian law. Australian insolvency laws are different from the insolvency laws of certain other jurisdictions. In particular, the voluntary administration procedure under the Australian Corporations Act, which provides for the potential re- organization of an insolvent company, differs significantly from Chapter 11 under the United States Bankruptcy Code and may differ from similar provisions under the insolvency laws of other non-Australian jurisdictions. If St.George becomes insolvent, the treatment and ranking of holders of the Notes, other creditors and St.George's shareholders under Australian law may be different from the treatment and ranking of holders of the Notes and St.George's shareholders if St.George were subject to the bankruptcy laws of the United States or the insolvency laws of certain other jurisdictions.

You may not be able to enforce judgments obtained in US courts against St.George.

St.George is incorporated in Australia, all of its directors and executive officers reside outside the United States and all or a substantial portion of the assets of St.George and its directors and executive officers are located outside the United States (principally in Australia). You may not be able to effect service of process on St.George's directors and executive officers or enforce judgments against them or St.George outside the United States. We have been advised by our Australian counsel that there is doubt as to whether an Australian court would enforce a judgment of liability obtained in the United States against St.George predicated solely upon the securities laws of the United States.

The notes are effectively subordinated to all the obligations of St.George's subsidiaries.

The Notes will be effectively subordinated to the liabilities, including trade payables, of St.George's subsidiaries. The incurrence of other indebtedness or other liabilities by any of our subsidiaries is not prohibited in connection with the Notes and could adversely affect our ability to pay our obligations on the Notes. The Notes are exclusively St.George's obligations. However, since St.George conducts a proportion of its operations through its subsidiaries, our cash flow and, consequently our ability to service our debt, including the Notes, depends in part upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to St.George. The payment of dividends and the making of loans and advances to St.George by our subsidiaries may be subject to statutory or contractual restrictions and to various business considerations, and may depend upon the earnings of those subsidiaries. The Notes have no financial covenants. Consequently, St.George is not required in connection with the Notes to meet any financial tests, such as those that measure its working capital, interest coverage or net worth, in order to maintain compliance with the terms of the Notes.

Additional risks relating to the subordinated Notes

St.George's obligations under the Subordinated notes will be subordinated to its senior unsecured indebtedness.

The Subordinated Notes that may be issued by St.George are by their terms subordinated in right of payment to all of its current and future senior unsecured indebtedness. Accordingly, St.George's obligations under the Subordinated Notes will not be paid unless it can satisfy in full all of its other obligations ranking senior to the Subordinated Notes and are conditional upon St.George being solvent at the time of payment and immediately after the making of such payment. In the event of its winding-up, the Subordinated Notes would become immediately due and payable at their principal amount together with accrued interest. St.George's assets would be available to pay such amounts only after all of its indebtedness senior to the Subordinated Notes had been paid in full. There is no restriction on the amount of debt that St.George may issue that ranks senior to or equally with the Subordinated Notes. The issue of any such debt may reduce the amount recoverable by you upon any winding-up of St.George.

There are limitations on the remedies available to you should St.George fail to pay amounts due on the subordinated Notes.

The only remedy against St.George for payment default or any breach by it of any obligation, condition or provision under the terms of the Subordinated Notes is the institution of proceedings for its winding-up or liquidation or proving or claiming in any winding-up or liquidation of St.George. In particular, the holder of a Subordinated Note will not be entitled to exercise any right of set-off or counterclaim against amounts owing by St.George in respect of such Subordinated Notes. Additionally, under APRA guidelines and the terms of the Subordinated Notes, the maturity of the Subordinated Notes will not be accelerated upon payment default of principal or interest due and payable.

Use of proceeds

We intend to use the net proceeds from the sales of Notes for general corporate purposes and such other purposes as may be specified in a supplement hereto.

Capitalization, indebtedness and capital adequacy

The following table sets forth our capitalization, indebtedness and our capital adequacy as at March 31, 2008. The table is based on our unaudited consolidated financial statements for our half year ended March 31, 2008, which are prepared in accordance with AIFRS.

This table should be read in conjunction with our financial statements and other information contained or incorporated by reference in this offering memorandum.

Capitalization, indebtedness and capital adequacy

	As at March 31, 2008	
(In millions unless otherwise indicated)	**Outstanding[1]**	**Outstanding**
Indebtedness[2]		
Long term bonds and notes[3]	US$21,561	$23,611
Long term subordinated debt[3]	1,510	1,653
Converting preference shares[3]	656	718
Total long term debt	US$23,727	25,982
Shareholders' equity		
Ordinary share capital		
—Ordinary equity	US$ 4,549	$ 4,982
—Treasury shares	(9)	(10)
Total ordinary share capital[4]	US$ 4,540	$ 4,972
Saints	315	345
Step-up preference shares	135	148
Retained profits	1,018	1,115
General reserve	14	15
General reserve for credit losses	164	179
Foreign currency translation reserve	(1)	(1)
Cash flow hedge reserve	28	31
Equity compensation reserve	45	49
Depositors' and borrowers' redemption reserve[5]	2	2
Available for sale reserve	(1)	(1)
Minority interests	5	6
Total shareholders' equity	6,264	6,860
Total capitalization	US$29,991	$32,842

(In millions unless otherwise indicated)	As at March 31, 2008 Outstanding[1]	Outstanding
Capital adequacy Tier 1 capital		
Share capital	US$ 4,540	$ 4,972
General reserve	14	15
Borrowers' and depositors' redemption reserve[5]	2	2
Saints	315	345
Step-up preference shares	135	148
Converting preference shares (CPS)	292	320
Converting preference shares (CPS II)	358	392
Minority interests	5	6
Other reserves	9	10
Equity compensation reserve	45	49
Retained earnings	1,018	1,115
Less: Expected dividend[6]	(315)	(345)
Less: Capitalized expenses	(376)	(412)
Less: Goodwill and other APRA deductions	(1,609)	(1,762)
Total Tier 1 capital	US$ 4,433	$ 4,855
Tier 2 capital		
Asset revaluations	19	$ 21
Subordinated debt	1,723	1,887
General reserve for credit losses/collective provision	321	351
Total Tier 2 capital	US$ 2,063	$ 2,259
Deductions		
Less investment in non-consolidated entities net of goodwill and Tier 1 deductions	US$ 44	$ 48
Less other deductions	5	6
Total deductions from capital	49	54
Total qualifying capital	US$ 6,447	$ 7,060

	As at March 31, 2008	As at July 31, 2008
Risk weighted capital ratios		
Tier 1[7]	7.0%	6.7%
Tier 2	3.2	3.7
Deductions	(0.1)	(0.1)
Total	10.1	10.3
Adjusted common equity ratio[8]	5.2%	5.0%

(1) For the convenience of the reader, the financial data as at March 31, 2008 has been translated from Australian dollars into US dollars using the noon buying rate on March 31 of $1.00=US$0.9132.

(2) Foreign currency is shown at the exchange rate prevailing at March 31, 2008, and does not take into account net amounts payable to counterparties on currency hedge agreements. Amounts payable on currency hedge agreements for all bonds and notes and loan capitals totaled $1.3 billion as at March 31, 2007

(3) Long-term debt is debt that had a remaining term to maturity of greater than one year as of March 31, 2008, and includes accrued interest.

(4) Our ordinary shares are fully paid up.

(5) At March 31, 2008, we also had outstanding two classes of redeemable shares known as Borrower's Shares and Depositor's Shares on which no amount has been paid. At March 31, 2008, there were 2,465 Borrower's Shares and 199,773 Depositor's Shares outstanding. These shares correspond to shares in St.George Building Society that were issued to building society members to qualify them to do business with St.George Building Society as borrowers or depositors, as the case may be. No further issues of these shares have been made since our conversion to a licensed bank. These shares are not paid up and redeemed until such time as the loans to which they relate are repaid or the deposit accounts to which they relate are closed, as the case may be. These shares do not participate in dividends or other distributions but, if there is a deficiency on winding up, and that deficiency exceeds the amount of capital then paid up on all other classes of shares, the capital outstanding on the Borrower's Shares and the Depositor's Shares can be called to contribute to that deficiency.

(6) Net of estimated reinvestment under the dividend reinvestment plan.

(7) On July 2, 2008, we issued 5,464,129 ordinary shares under our dividend reinvestment plan, with an issue price of $27.79 per share, raising approximately $151.8 million of Tier 1 capital.

(8) The adjusted common equity ratio is a non-GAAP financial measure. See "Financial Information Presentation—Non-GAAP Financial Measures" in this offering memorandum for further information.

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion of our financial condition and results of operations together with our financial statements and the notes to such financial statements. Our financial statements were prepared in accordance with AIFRS, which varies in certain respects from US GAAP. See "Financial Information Presentation" in this offering memorandum for further information.

The presentation in this section contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under the caption "Risk Factors" and elsewhere in this offering memorandum.

Overview

Our primary business is providing retail and institutional and business banking and wealth management services and our revenues are substantially generated from two key business activities: banking and wealth management. These businesses are primarily conducted in Australia, with a geographical concentration in the states of New South Wales and South Australia.

We commenced operations in 1937 as a small group of building societies based in New South Wales. In 1951, we incorporated as a permanent building society and in 1976 adopted the name "St.George Building Society Ltd." From 1979 until our conversion to a bank, we were the largest building society in Australia.

In 1992, we converted into a bank, and, at the same time, into a public company with our shares listed on the ASX. In 1997, we acquired Advance Bank Australia Limited (which included BankSA), making us the fifth-largest bank in Australia in terms of total lending assets (total loans and receivables and bank acceptances).

Banking

We earn banking revenues primarily from interest on residential, consumer and commercial loans that we extend to personal and business customers and from fees and commissions that we charge for services such as deposit accounts, electronic banking and loan administration. Our net interest income in fiscal 2007 and fiscal 2006 from banking was $2,147 million and $1,957 million, respectively, representing an increase of 9.7% while non-interest income was $616 million and $557 million, respectively, representing an increase of 10.6%. For the 2008 half year and 2007 half year our net interest income was $1,175 million and $1,055 million, respectively, representing an increase of 11.4%, while non-interest income was $311 million and $299 million, respectively, representing an increase of 4.0%.

The following is a breakdown of our key lending assets within our banking operations, net of specific provisions, as at March 31, 2008:

(In millions)	
Residential loans	
Housing loans	$34,205
Securitized housing loans[(1)]	16,249
Home equity loans	22,189
Total residential	$72,643
Consumer	
Personal loans[(2)]	$ 2,975
Line of credit	1,639
Margin lending[(3)]	2,524
Total consumer	$ 7,138
Commercial banking	
Commercial	$11,004
Bank bill acceptances	19,533
Hire purchase[(4)]	2,629
Leasing[(5)]	627
Total commercial	$33,793

(1) Under AIFRS, we consolidate the trusts involved in the securitization of our assets and our asset-backed conduit vehicles. Accordingly, the associated lending assets remain on our balance sheet.

(2) Includes $121 million of securitized personal loans.

(3) Margin lending products are sold by our wealth division. The total of $2,524 million includes $241 million of bank acceptances.

(4) Includes $174 million of securitized hire purchase loans.

(5) Includes $41 million of securitized leases.

As at March 31, 2008, of our total residential loans, $50.4 billion, or 69%, were for owner-occupied properties, while $22.2 billion, or 31%, were for investment properties. Home equity loans provide borrowers a line of credit facility primarily secured by a first-ranking mortgage over residential property.

In addition, historically we have securitized residential housing loans, personal loans and automotive loans. Our total securitized loans at March 31, 2008 were $16.6 billion, which represented approximately 14.6% of total lending assets (including securitized loans and bank acceptances). In March 2008 we securitized $336 million of automotive loans, and in March and June 2007, we securitized a total of $5.9 billion of housing loans, all through the Crusade Program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Funding—Securitization and Conduit Funding". As a result of the global credit crisis, access to securitization markets is severely limited. As a result, we have held a higher level of liquid assets and increased our proportion of wholesale funding.

Key factors affecting banking revenue

Our banking operations are generally affected by, among other things, changes in the Australian economy, the level of interest rates, interest rate spreads and the housing market, particularly in our core markets of New South Wales and South Australia. These operations are also affected by the level of competition in their primary markets, particularly from the four major Australian banks, regional banks and non-bank mortgage originators.

Our gross interest income generally depends on our market share for new loans generated in the markets in which we operate, our retention of existing loans, and the interest rate we can charge on those loans. Our net interest income depends on the spread between the interest rate we pay on customer deposits and our other borrowings and the interest rate we charge on loans we extend to our customers. We use two key statistics to measure the difference between the cost of our funds and the interest rates at which we lend them to our customers. Interest spread is the difference between our gross earning rate, which is the weighted average interest rate we charge on loans to customers, and our gross funding rate. Net interest margin is our net interest income as a percentage of our average interest earning assets.

The major factors affecting our interest spread include:

- *Competition:* The Australian banking industry is highly competitive. Competition impacts the interest rate that we are able to charge on the loans that we make and the interest rate that we must pay in order to attract deposits, as well as the fees and commissions we charge for services. Price competition is to a certain degree dependent upon the level of growth in the markets that we participate in, with price competition intensifying in times of lower volume growth.

- *Composition of the lending portfolio:* The interest rates that we charge our customers on residential mortgage loans are generally lower than the interest rates that we charge on consumer and commercial loans, although increased competition in commercial lending has narrowed this gap in recent years. The proportion of residential mortgage loans in our total loans and receivable portfolio was 77.3% as at March 31, 2008.

- *Securitization of residential loans:* Over the last ten years, we have securitized a substantial portion of our residential mortgage loans. See "—Liquidity and Funding—Securitization and Conduit Funding". As a result of the global credit crisis, access to securitization markets is severely limited.

- *Funding mix:* We fund our lending by attracting deposits and also by raising money in wholesale markets. The proportion of retail deposits in our overall funding base decreased from 53.8% as at September 30, 2007 to 50.6% as at March 31, 2008, excluding securitization, asset backed conduit funding and preference shares. The average interest rate that we pay on retail deposits is less than the average rate we pay on the funding that we raise from wholesale markets (see "Additional Financial and Statistical Information—Average Balance Sheet and Related Interest"). In addition, the interest rate that we pay on retail transaction accounts is generally lower than the interest rate that we pay on retail savings and investment accounts.

- *Wholesale funding:* As a result of the global credit crisis, access to medium term funding has become significantly more expensive. In addition, a widening of the spread between official cash rates and the 90 day bank bill rate has increased the wholesale funding costs. We are managing this higher cost by increasing lending rates on our products. We maintain a prudent level of term wholesale funding and have increased our holding of liquid assets to manage any liquidity pressures arising from the global credit crisis.

- *Interest rate risk management:* The effectiveness of our interest rate risk management policies impacts our net interest spread. See "Business—Risk Management—Market Risk—Interest Rate Risk".

Wealth management

Our wealth management operations consist primarily superannuation and wealth management administration platforms, financial planning, investment management and packaging, licensee services, margin lending, direct share trading, private banking services and general and life insurance businesses. We derive revenues principally from the fees we receive for managing the assets of our customers or administering investment accounts containing funds that are invested on behalf of our customers with other managers. These fees are generally based on a percentage of total assets under management/administration. In fiscal 2007 and fiscal 2006, our income from funds management and funds administration fees was $296 million and $254 million, respectively, representing an increase of 16.5%. For the 2008 half year and 2007 half year our income from funds management and funds administration fees was $143 million and $142 million, respectively, representing an increase of 0.7%. At March 31, 2008, our total funds under management, funds under administration and funds under advice was $43.9 billion. Revenues from general and life insurance for fiscal 2007 and fiscal 2006 were $30.1 million and $23.7 million, respectively, representing an increase of 26.7%. For the 2008 half year and 2007 half year revenues from general and life insurance were $13.2 million and $14.5 million, respectively, representing a decrease of 0.9%.

Key factors affecting wealth management revenue

The most significant factors affecting the overall level of activity in the wealth management market are the state of, and outlook for, the Australian and world economies, movements in the various Australian and international share indices and the resulting effect on investor confidence and the performance of alternative investments such as cash, bonds and property. Rising share markets tend to result in increased inflows (generally at the expense of retail banking deposits) and reduced redemptions, as well as increasing the value of funds already invested. Falling equity markets have the reverse effect. Volatility tends to reduce inflows and increase redemptions.

Other long-term factors affecting the overall level of activity in the wealth management market are Australia's national compulsory superannuation system, which requires employers to contribute a levy of up to 9% of their employees' salary into the superannuation account of that employee, and ageing "baby boomers" with disposable income to invest and impending retirement for which to plan. Recent changes to the superannuation legislation have affected activity levels in the wealth management market. From July 1, 2005, employees have had the right to choose which superannuation fund their superannuation contributions are paid into, which has resulted in significant flows as employees switched out of employer-selected products. From July 1, 2007, a 15% tax on contributions into superannuation was abolished for contribution up to $150,000 per year, along with other changes designed to make the superannuation system easier to understand. In addition, for a period leading up to June 30, 2007, Australians were eligible to contribute up to $1 million into superannuation free of contribution tax, which resulted in elevated flows prior to the deadline.

Inflows are seasonal, with stronger inflows around the Australian tax year end of June 30, particularly in May and June (June especially is a peak month). Conversely, low levels of inflows typically occur in December and January, the traditional holiday season in Australia.

Key factors impacting our wealth management revenues are equity market movements (as our fees are largely asset based), margins, inflows, redemptions and competition, which affects the fees we can charge.

Australian economy and outlook

Australia's economy has grown steadily since 1991. The economy expanded at a growth rate of 4.2%, 2.7% and 2.9% in 2007, 2006 and 2005, respectively. The latest available national accounts data revealed that GDP grew by 3.6% per annum in the March 2008 quarter. The economy is expected to expand by 3.0% for the 2008 calendar year according to consensus estimates; this pace of growth would be a step down from the rate of growth recorded in 2007 and is consistent with the slowing already evident in the domestic economy.

Partial economic indicators, such as retail sales, housing finance, employment, credit, and business spending, reveal that a moderation in domestic demand is occurring in the Australian economy. There are, however, opposing forces at work in the Australian economy. While domestic demand is slowing from a tightening of financial conditions (this tightening includes the effects of higher interest rates and higher petrol prices), the rising terms of trade in Australia is giving an income injection to the economy, underpinning economic momentum. The terms of trade is expected to increase by a record 20% this year, following very strong increases recorded in the last few years.

The slowing in domestic demand is reflected in an easing in credit growth in the private sector, including for housing. Data from the RBA shows that the Australian residential mortgage lending market (comprising all outstanding credit) grew by 11.6%, 14.6% and 13.3% in the 12 month periods ended September 30, 2007, 2006 and 2005, respectively, and by 10.6% in the year ended May 31, 2008. The housing sector experienced a period of softer house price growth from 2003 to 2005, which has been followed by firmer price movements, with the national median house price advancing by 12.3% in 2007 and 9.7% in 2006, after growth of only 2.3% in 2005. Falling vacancy rates, rising rental prices, high immigration levels and firmer population growth are giving the housing market underlying support. However, rising interest rates and falling housing affordability are holding sway and causing housing lending to slow.

There have been disparate economic performances between the states. In particular, economic growth in Western Australia and Queensland has been accelerated by strong population growth and the significant expansion of mining companies based in these regions. Other key states have performed below average. Nevertheless, New South Wales and Victoria still registered solid demand growth of over 3.9% in the year to March 2008, with only South Australia registering weak growth, in part due to its manufacturing exposure.

The RBA has raised rates twice this year, in February and March, taking the official cash rate to 7.25%, as a result of persistent inflation pressures. Consumer price inflation is growing at a rate above the RBA's medium-term inflation target band of 2-3% per annum. The underlying measure of consumer prices accelerated to 4.40% in the year to the June quarter 2008. Low unemployment and high levels of capacity utilization against a backdrop of a rising terms of trade have flowed through to higher prices. In July 2008, the RBA suggested it will look through high inflation in the short term provided domestic demand continues to slow in line with their projections and both wage and inflation expectations remain contained.

Financial markets have erased the chances of a tightening over July 2008 due to the renewed deterioration in credit markets globally, continued slowing in activity data and recent RBA

comments. Further, financial conditions are tighter than the RBA's policy rate suggests. Funding pressures have caused commercial banks to lift mortgage rates further than the RBA cash rate movements in 2008.

On the global front, growth in the United States has slowed considerably and is now bordering on recession driven primarily by the subprime crisis, and related housing downturn and credit contraction. However, emerging economies, in particular China and India, continue to grow at a relatively robust rate, supporting economic growth in commodity-rich nations such as Australia. Nevertheless, the downturn in the United States is having a dampening effect on the global economy with the International Monetary Fund earlier this year downgrading its estimate for global growth to 4.1% in 2008 from 4.9% in 2007.

Business divisions

We operate our business and report our results across four divisions, which are organized along both product and customer lines, as follows:

- Retail Bank;
- Institutional and Business Banking;
- BankSA; and
- Wealth Management.

From April 1, 2007, we realigned our organization structure so that the operational functions of both the Retail Bank and Wealth Management divisions are managed by a central Group Technology and Operations Division.

Retail bank

The Retail Bank division derives its revenues primarily from residential and consumer lending, call and term deposits, the provision of personal financial services including transaction services, small business banking and financial planners. It also manages retail branches, agency networks and electronic channels such as call centers, EFTPOS terminals, ATMs and internet banking. The Retail Bank division is responsible for all personal customers (other than those with BankSA) that have a deposit balance of less than $250,000, a home loan balance of less than $1,000,000 and a wealth management product balance of less than $100,000, and small business customers with loan balances of less than $250,000. The reported assets, liabilities and results of the Retail Bank division also include personal customers with higher balances, although, our relationship with these customers is managed by the Wealth Management division.

In the 2008 half year, the Retail Bank division earned revenue of $792 million, of which $594 million consisted of net interest income and $198 million consisted of non-interest income, such as fees and commissions. Operating expenses were $376 million and we recognized loan impairment expenses of $66 million, resulting in profit before income tax expense of $350 million.

At March 31, 2008, the Retail Bank division had outstanding loans of $62.3 billion, of which $59.5 billion were residential loans.

Institutional and business banking

The Institutional and Business Banking division derives its revenues primarily from commercial banking, commercial property lending and treasury market activities including foreign exchange and money market transactions. Other activities include funding our liquidity requirements, securitization, wholesale funding, capital markets activities, international banking services, leasing, hire purchase, automotive finance and cash flow financing, including invoice discounting. However, we sold our factoring product business, Scottish Pacific, in September 2007, realizing a profit of $3 million. Institutional and Business Banking is responsible for all business customers with loan balances greater than $250,000.

In the 2008 half year, the Institutional and Business Banking division earned revenue of $464 million, of which $370 million consisted of net interest income and $94 million consisted of non-interest income, such as fees and commissions. Operating expenses were $147 million and we recognized loan impairment expenses of $23 million resulting in profit before income tax expense of $294 million.

At March 31, 2008, the Institutional and Business Banking division had lending assets of $31.8 billion, of which $8.0 billion were commercial loans, $16.5 billion were bill acceptances and $2.9 billion were leasing and hire purchase receivables.

BankSA

BankSA derives its revenues from the provision of retail banking and business banking and private banking services to customers in South Australia and the Northern Territory. These services are now extending into rural New South Wales and Victoria as part of our initiative to expand rural banking. BankSA also services customers through branches, electronic agencies, ATMs, call centers, EFTPOS terminals and internet banking.

In the 2008 half year, BankSA earned revenue of $226 million, of which $179 million consisted of net interest income and $47 million consisted of non-interest income, such as fees and commissions. Operating expenses were $91 million and we recognized loan impairment expenses of $8 million, resulting in profit before income tax expense of $127 million.

At March 31, 2008, BankSA had lending assets of $14.8 billion, of which $8.2 billion were residential home loans, $2.9 billion were commercial loans, $2.9 billion were bill acceptances and $0.8 billion were other categories of loans and receivables.

Wealth management

The Wealth Management division derives its revenues from superannuation and wealth management administration platforms, financial planning, investment management and packaging, licensing services, margin lending, direct share trading, private banking and general and life insurance businesses.

In the 2008 half year, the Wealth Management division earned revenue of $203 million, of which $49 million consisted of net interest income and $154 million consisted of non-interest income, such as fees and commissions. Operating expenses were $102 million and we recognized loan impairment expenses of $21 million, resulting in profit before income tax expense of $80 million.

As at March 31, 2008, the Wealth Management division had $33.3 billion of funds under administration, $7.3 billion of funds under management and $3.3 billion of funds under advice. Funds under administration are funds that are invested on behalf of customers with fund managers through the Asgard platform. Funds under management are funds that are deposited in investment funds managed by our fund management subsidiary Advance Asset Management. Funds under advice are funds from which our financial planners charge customers a fee in return for providing initial and ongoing advice. Wealth Management had lending assets of $4.5 billion which primarily consist of $1.8 billion of residential home loans to private banking customers and $2.5 billion of margin lending loans (including bank acceptance margin loans).

Contribution by business division

	Half year ended March 31,			Fiscal year ended September 30,			
(In millions)	2008(1)	2008	2007	2007(1)	2007	2006	2005(2)
Consolidated							
Net interest income	US$1,088	$1,192	$1,078	$ 2,003	$ 2,193	$ 2,013	$ 1,797
Non-interest income	455	498	533	997	1,092	953	972
Significant items revenue	70	77	–	–	–	41	16
Loan impairment expense	(107)	(118)	(93)	(163)	(178)	(144)	(109)
Operating expenses	(654)	(716)	(683)	(1,269)	(1,390)	(1,293)	(1,263)
Significant items expense	(39)	(43)	–	–	–	(48)	(16)
Goodwill impairment	–	–	–	–	–	–	(4)
Share of profit of investment in associates	–	–	–	–	–	–	3
Profit before income tax expense	US$ 813	$ 890	$ 835	$ 1,568	$ 1,717	$ 1,522	$ 1,396
Retail bank							
Net interest income	US$ 542	$ 594	$ 572	$ 1,052	$ 1,152	$ 1,074	$ 1,057
Non-interest income	181	198	249	461	505	447	366
Loan impairment expense	(60)	(66)	(73)	(128)	(140)	(105)	(67)
Operating expenses	(343)	(376)	(370)	(685)	(750)	(707)	(695)
Profit before income tax expense	US$ 320	$ 350	$ 378	$ 700	$ 767	$ 709	$ 661
Institutional & business banking							
Net interest income	US$ 338	$ 370	$ 298	$ 565	$ 619	$ 562	$ 409
Non-interest income	86	94	80	152	166	131	258
Loan impairment expense	(21)	(23)	(12)	(24)	(26)	(29)	(29)
Operating expenses	(135)	(147)	(131)	(249)	(273)	(246)	(237)

(In millions)	Half year ended March 31, 2008[(1)]	2008	2007	Fiscal year ended September 30, 2007[(1)]	2007	2006	2005[(2)]
Share of profit of investment in associates	–	–	–	–	–	–	3
Profit before income tax expense	US$ 268	$ 294	$ 235	$ 444	$ 486	$ 418	$ 404
BankSA							
Net interest income	US$ 163	$ 179	$ 162	$ 300	$ 328	$ 303	$ 267
Non-interest income	43	47	46	87	96	82	90
Loan impairment expense	(7)	(8)	(7)	(10)	(11)	(9)	(9)
Operating expenses	(83)	(91)	(86)	(157)	(172)	(162)	(159)
Profit before income tax expense	US$ 116	$ 127	$ 115	$ 220	$ 241	$ 214	$ 189
Wealth management							
Net interest income	US$ 45	$ 49	$ 46	$ 86	$ 94	$ 74	$ 64
Non-interest income	140	154	152	285	312	279	258
Loan impairment expense	(19)	(21)	(1)	(1)	(1)	(1)	(4)
Operating expenses	(93)	(102)	(96)	(178)	(195)	(178)	(172)
Profit before income tax expense	US$ 73	$ 80	$ 101	$ 192	$ 210	$ 174	$ 146
Other							
Net interest income	US$ –	$ –	$ –	$ –	$ –	$ –	$ –
Non-interest income	5	5	6	12	13	14	–
Significant items revenue	70	77	–	–	–	41	16
Loan impairment expense	–	–	–	–	–	–	–
Operating expenses	–	–	–	–	–	–	–
Significant items expense	(39)	(43)	–	–	–	(48)	(16)
Goodwill impairment	–	–	–	–	–	–	(4)
Profit before income tax expense	US$ 36	$ 39	$ 6	$ 12	$ 13	$ 7	$ (4)

(1) For the convenience of the reader, the financial data for fiscal 2007 and the 2008 half year have been translated from Australian dollars into US dollars using the noon buying rate on March 31, 2008 of $1.00=US$0.9132.

(2) Financial information for fiscal 2005 excludes the effect of AASB 132 and AASB 139, which we adopted with effect from October 1, 2005. Accordingly, financial information for fiscal 2005 is not directly comparable to financial information for fiscal 2006 and fiscal 2007. See "Financial Information Presentation" in this offering memorandum for more information.

Basis of accounting and new accounting standards

Our financial statements are prepared in accordance with AIFRS. We adopted AIFRS with effect from October 1, 2005, the first day of fiscal 2006. We applied Australian Accounting Standard, AASB 1: First Time Adoption of Australian Equivalents to International Financial Reporting Standards in preparing our financial statements as at, and for fiscal 2006. In preparing our 2006 financial statements, we restated our financial statements as at, and for the year ended September 30, 2005 in accordance with the transitional guidance of AASB 1. We adopted the following AIFRS accounting standards from October 1, 2005, and have not restated our results for fiscal 2005 to reflect their impact:

- *AASB 132 Financial Instruments:* Disclosure and Presentation;
- *AASB 139 Financial Instruments:* Recognition and Measurement; and
- AASB 4 Insurance Contracts.

The following new standards, amendments to existing standards and new interpretations have been identified as those which impact the bank and will be adopted in our 2008 financial statements but have not been applied in preparing the financial statements appearing in this offering memorandum:

- *AASB 7 Financial Instruments:* Disclosure (August 2005) supersedes AASB 130 and the disclosure requirements of AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007 and will require additional disclosures in respect to St.George's financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit, liquidity and market risks, including sensitivity analysis to market risk.

- *AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments:* Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. The complementary amendment to AASB 101 Presentation of Financial Statements—Capital Disclosures (effective from 1 October 2007) introduces disclosures about the level of an entity's capital and how it manages capital. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007 and is expected to only impact disclosures contained within the financial report.

The following standards, amendments to standards and interpretations have been identified as those which may impact us in the period of initial application. They are available for early adoption in our 2008 financial statements but have not been applied in preparing the financial statements appearing in this offering memorandum:

- AASB 8 Operating Segments Reporting and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 (February 2007) replace the presentation requirements of segment reporting in AASB 114 Segment Reporting. AASB 8 is applicable for the annual reporting periods beginning on or after 1 January 2009 and is expected to only impact disclosures contained within the consolidated financial report.

- Revised AASB 101 Presentation of Financial Instruments and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101. A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognized in the financial statements. In addition, if an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.

- Revised AASB 3 Business Combinations changes the application of acquisition accounting for business combinations and the accounting for non-controlling (minority) interests. The revised requirements require the immediate expensing of transaction costs relating to an acquisition, measurement of contingent consideration at acquisition date with subsequent changes recognized in the income statement and measurement of non-controlling (minority) interests at full fair value or the proportionate share of the fair value of the underlying net assets. The revised requirements are applicable for annual reporting periods beginning on or after July 1, 2009.

- Revised AASB 127 Consolidated and Separate Financial Statements changes the accounting for investments in subsidiaries. Key changes include the measurement to fair value of any previous retained investment when control is obtained or lost, with any resulting gain or loss recognized in the profit and loss statement, and the treatment of increases in ownership interest after control is obtained as transactions with equity holders in their capacity as equity holders. The revised standard is applicable for annual reporting periods beginning on or after July 1, 2009.

Adoption of AIFRS from October 1, 2005

The Group retrospectively applied accounting policies in accordance with AIFRS on October 1, 2004, except for those relating to financial instruments, which were implemented on October 1, 2005.

All AIFRS accounting standards issued at that time were required to be applied for accounting periods beginning on or after January 1, 2005. For St.George, this resulted in a date of adoption of October 1, 2005. Under AASB 1 there was also a requirement to restate prior year comparatives in accordance with AIFRS standards. However, AASB 1 included an exemption for the restatement of prior year comparatives in relation to AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 4 *Insurance Contracts*.

We did not elect to provide prior year comparatives for AASB 132 and AASB 139 in our 2006 financial statements. This was largely due to the fact that our hedging systems and process were not in place until October 1, 2005. The hedging requirements in AASB 139 require full documentation and prospective effectiveness testing of all items to be accounted for as a hedge under AASB 139, therefore the adjustments resulting from these hedging requirements from October 1, 2004 were not able to be quantified at the time of the preparation of our 2006 financial statements. The adoption of AASB 4 did not have an impact on our results or financial position for fiscal 2005.

Adjustments for the effects of adopting AASB 132 and AASB 139 on the 2005 comparative information contained in the income statement, together with an explanation thereof, are set forth in "Results of Operations". Where appropriate, we have provided information for fiscal 2005 on both a "fiscal 2005 (statutory AIFRS basis)" (as contained in our 2006 financial statements) and "fiscal 2005 (full AIFRS basis)" basis, including management's estimates of the impacts of AASB 132 and AASB 139. See "Financial Analysis" below.

The fiscal 2005 balance sheet has not been restated for the effects of AASB 132 and AASB 139, on the basis that we believe the adjustments would not have a significant impact on the comparability of fiscal 2005 to fiscal 2006 and 2007. As a result, fiscal 2005 balance sheet information is disclosed as presented in our 2006 financial statements.

Critical accounting policies and estimates

In applying accounting principles, our management is often required to make individual assessments and assumptions regarding expected outcomes or uncertainties. We have identified critical accounting policies by considering policies that involve the need for management to make difficult, subjective or complex judgments, often as a result of the need to make estimates in the determination of certain revenues, expenses, assets and liabilities. Many of these policies are common in the financial services industries, and others are specific to our businesses.

As these policies involve a higher degree of judgment and complexity, materially different financial results can occur as circumstances change and additional information becomes known. For a discussion of our significant accounting policies, see Note 1 to the 2007 financial statements.

For a description of significant accounting policies with respect to fiscal 2005, see below under "Reconciliation of fiscal 2005 (statutory AIFRS basis) to fiscal 2005 (full AIFRS basis)" and Note 1 to the 2006 financial statements.

Loan impairment

We have an extensive loan portfolio that is exposed to credit risk. Each balance date, we assess whether there is objective evidence that these assets are impaired. If such evidence exists, we perform an impairment assessment and, where appropriate, recognize a loss.

We measure the amount of the loss as the difference between the loan's carrying amount and the present value of the expected future cash flow (excluding future credit losses that have not been incurred), discounted at the original effective interest rate. We recognize the unwinding of the discount from initial recognition of impairment through to recovery of the written down amount as interest income.

There are two components of our loan impairment provisions: specific provisions and collective provisions. We recognize specific loan provisions where, following an assessment of an individual facility, there is objective evidence that the facility is impaired. Management exercises judgment in considering the circumstances that will have a bearing on the future cash flows from a loan, including the prospects of the borrower, the value of the collateral, our position relative to other claimants, the reliability of customer information and the likely cost and duration of a work-out process.

All loans and advances that are not subject to an individually assessed loan provision are assessed collectively for impairment. Collective provisions reflect the estimated amount of losses incurred on a collective basis, but have yet to be individually identified. To calculate a collective provision, management estimates the expected future cash flows for portfolios of similar assets on the basis of historical loss experience for assets with similar credit characteristics. We adjust the loss experience on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the loss experience is based and to remove the effects of conditions in the prior period that do not exist at the balance date. We recognize increases or decreases in the collective provision in the income statement.

Management estimates and judgments involved in assessing the collective provision include identifying comparable pools of assets on which to make historical loss calculations and estimating the effect of changes to the economic environment that may affect loss rates, including the impact of interest rates, unemployment rates and other indicators of economic activity and estimating future cash flows.

We maintain a general reserve for credit losses to cover non-identifiable losses and latent risks inherent in the overall portfolio of loans and advances. As required by APRA, our general reserve plus the after tax balance of the eligible portion of our collective provision equal approximately 0.5% of our total risk weighted assets. The eligible portion of collective provisions relates to the component not considered by APRA to represent incurred loan losses and classified as a specific provision. We could experience credit losses that are different from those provided for.

Fair value of financial instruments

Assets acquired for the purposes of trading activities are included within assets at fair value through the profit and loss and as described in our financial statements as assets at fair value through the income statement. Assets at fair value through the income statement are recognized at fair value and changes in their fair value are recognized in the income statement.

We classify investment securities, shares in other entities and certain other investments as available for sale securities. Available for sale securities are measured at fair value and changes in their fair value are recognized in equity in the available for sale reserve until they are sold, otherwise disposed of, or until such investments become impaired. Derivative financial instruments are recognized at fair value and changes in their fair value are recognized in the income statement. At March 31, 2008, we held $13.3 billion of assets at fair value through the income statement, $829 million of available for sale securities and $2.6 billion of derivative assets.

Fair value represents the amount for which an asset could be exchanged or a liability settled in an arms-length transaction between willing parties. We use quoted market prices as the measure of fair value. Where quoted market prices are not available, fair values are based on valuation techniques based upon observable market data.

The estimates of fair value are subjective and involve the exercise of judgment. Examples of the judgments involved include the selection of valuation techniques when market prices are not available, selection of discount rates and estimation of assumptions that may affect future cash flows of the asset. Changes in assumptions used could have a material impact on the valuation.

Goodwill

We have recognized a substantial amount of goodwill in our balance sheet with respect to the acquisition of various entities. For business combinations completed prior to October 1, 2004 (including the acquisitions of Advance Bank Limited and Sealcorp), we recognized goodwill in the opening AIFRS balance sheet at the deemed cost recorded under previous GAAP. We account for business combinations completed after October 1, 2004 using the purchase method of accounting. The difference between the cost of the acquisition and the fair value of the identifiable assets, liabilities and contingent liabilities is recognized as goodwill. Goodwill is recorded at cost less any accumulated impairment losses. We allocate goodwill to specific cash-generating units and test it annually for impairment.

Management judgment is involved in estimating the fair values of the acquiree's assets, liabilities and contingent liabilities and therefore the goodwill, at the time of acquisition. Different fair values would result in changes to the goodwill and to the post-acquisition performance of the acquired assets.

Judgment is also required in testing goodwill for impairment. Impairment will be recognized if management determines that the carrying value of the cash-generating unit to which goodwill has been allocated is in excess of its recoverable amount. The recoverable amounts are determined based on "value in use" calculations, which use cash flow projections based on financial budgets approved by senior management covering a three year period, which incorporate key assumptions in relation to net interest income and fee income. Cash flows beyond the budgeted period are extrapolated using a GDP growth rate that reflects management's expectations and discounted at rates between 11% and 16%. Different assumptions would lead to different calculations of "value in use", which could result in goodwill impairment.

Provision for employee entitlements

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows we expect to make resulting from the employee's services provided up to the balance date. We discount the liabilities not expected to be settled within 12 months of the fiscal year end using the rates applicable to Australian government guaranteed securities which most closely match the terms of maturity of those liabilities. In determining the liability for employee entitlements, management makes assumptions and estimates about future increases in wage and salary rates and the rate of staff departures to estimate future cash flows. These assumptions are based on historical experience and future economic conditions. Different assumptions and estimates could lead to materially different expenses being reported with respect to employee entitlements. For example, if we were to assume a 1% increase/decrease in the discount rate, then the expense of employee entitlements would decrease/increase by approximately $2.4/2.6 million in fiscal 2007.

Income taxes

We recognize liabilities for anticipated tax audit issues based upon whether additional taxes will be due. Where the final outcome of these matters is different from the amounts initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Consolidation of special purpose entities

Our consolidated financial report includes all entities that are controlled by the bank. Under the Australian Accounting Standard Board's UIG Interpretation 112 Consolidation—Special Purpose Entities, control exists where the bank has the majority of the risks and benefits of the entity. When assessing whether the bank controls a special purpose entity ("SPE"), judgment is required about risks and rewards together with the bank's ability to make operational decisions for the SPE.

Accounting policies for periods before October 1, 2005

We revised our accounting policies on October 1, 2005 to enable the preparation of financial statements that comply with AIFRS. For critical accounting policies relating to prior periods, please see Note 1 to the 2006 financial statements.

Results of operations

The following table provides certain income statement data derived from our historical consolidated financial statements, with the exception of information for fiscal 2005 presented on a fiscal 2005 (full AIFRS basis), that reflects management's estimates of adjustments for AASB 132 and AASB 139.

Income statement[1]

	Half year ended March 31,			Fiscal year ended September 30,				
(In millions)	2008[2]	2008	2007	2007[2]	2007	2006	2005[3]	Fiscal 2005 (full AIFRS basis)[4]
Interest income	US$4,534	$4,965	$3,906	$7,491	$8,203	$6,781	$5,474	$5,879
Interest expense	3,445	3,773	2,828	5,488	6,010	4,768	3,677	4,022
Net interest income	1,089	1,192	1,078	2,003	2,193	2,013	1,797	1,857
Other income	525	575	533	997	1,092	994	988	860
Total operating income	1,614	1,767	1,611	3,000	3,285	3,007	2,785	2,717
Loan impairment expense	108	118	93	163	178	144	109	127
Operating expenses	693	759	683	1,269	1,390	1,341	1,279	1,279
Share of profit of equity accounted associates	–	–	–	–	–	–	3	3
Goodwill impairment	–	–	–	–	–	–	4	4
Profit before income tax	813	890	835	1,568	1,717	1,522	1,396	1,310
Income tax expense	330	361	250	479	525	445	413	399
Profit after income tax from continuing operations	483	529	585	1,089	1,192	1,077	983	911
Loss from discontinued operation net of tax	–	–	–	–	–	13	10	10
Net profit for the year	US$ 483	$ 529	$ 585	$1,089	$1,192	$1,064	$ 973	$ 901
Attributable to:								
Shareholders of the bank	US$ 483	$ 529	$ 585	$1,087	$1,190	$1,068	$ 978	$ 906
Minority interest								
—continuing operations	–	–	–	2	2	1	–	–
—discontinued operation	–	–	–	–	–	(5)	(5)	(5)
Net profit for the year	US$ 483	$ 529	$ 585	$1,089	$1,192	$1,064	$ 973	$ 901

(1) The income statement data is presented on the basis of continuing operations. In fiscal 2006 and 2005, a net loss from discontinued operations was realized of $13 million and $10 million, respectively. There were no discontinued operations in fiscal 2007 or for the 2008 half year.

(2) Amounts have been translated into US$ at the noon buying rate on March 31, 2008 of $1.00 = US$0.9132.

(3) Financial information for fiscal 2005 has been extracted from our 2006 financial statements and is referred to as "fiscal 2005 (statutory AIFRS basis)." Fiscal 2005 (statutory AIFRS basis) excludes the effect of AASB 132 and AASB 139, which we adopted with effect from October 1, 2005. Accordingly, financial information for fiscal 2005 is not directly comparable to financial information for fiscal 2006 and fiscal 2007.

(4) Fiscal 2005 (full AIFRS basis) disclosures include management's estimates of the effects of AASB 132 and AASB 139.

Non GAAP financial measure—"cash AIFRS"

The following table shows a reconciliation of net profit on a "cash basis" to net profit calculated in accordance with AIFRS, for the periods indicated:

	Half year ended March 31,		Fiscal year ended September 30,		
(In millions)	2008	2007	2007	2006	2005[1]
Net profit from continuing operations	$529	$585	$1,192	$1,077	$911
Less: loss from discontinued operations	–	–	–	13	10
Less: preference dividends	15	13	27	20	17
Less: minority interests					
—Continuing operations	–	–	2	1	–
—Discontinued operations	–	–	–	(5)	(5)
Net profit	514	572	1,163	1,048	889
Add/(Less): significant items expense/(income) (net of tax)	93	–	–	(12)	(8)
Net profit before significant items	607	572	1,163	1,036	881
Add: goodwill impairment	–	–	–	–	4
Add/(Less): hedging and non-trading derivatives loss/(gain) (net of tax)	(4)	(4)	(3)	(10)	11
Net profit—"cash basis"	$603	$568	$1,160	$1,026	$896

(1) Fiscal 2005 (full AIFRS basis) includes management's estimates of the effects of AASB 132 and AASB 139.

Reconciliation of fiscal 2005 (statutory AIFRS basis) to fiscal 2005 (full AIFRS basis)

Income statement

(In millions)	Fiscal 2005 (statutory AIFRS basis)[1] (Excluding AASB 132 and 139)	AASB 132 and 139 Adjustments: Transaction fees and costs	Bank acceptances	Hybrid instruments	Derivatives and hedging	Loan impairment	Fiscal 2005 (full AIFRS basis)[2] (Including AASB 132 and 139)
Interest income	$5,474	$ 6	$ 399	$ –	$ –	$ –	$5,879
Interest expense	3,677	–	296	49	–	–	4,022
Net interest income	1,797	6	103	(49)	–	–	1,857
Other income	988	(10)	(103)	–	(15)	–	860
Total operating income	2,785	(4)	–	(49)	(15)	–	2,717
Loan impairment expense	109	–	–	–	–	18	127
Operating expenses	1,279	–	–	–	–	–	1,279
Share of profit of equity accounted associates	3	–	–	–	–	–	3
Goodwill impairment	4	–	–	–	–	–	4
Profit before income tax	1,396	(4)	–	(49)	(15)	(18)	1,310
Income tax expense	413	(2)	–	–	(4)	(8)	399
Profit after income tax from continuing operations	983	(2)	–	(49)	(11)	(10)	911
Loss from discontinued operation net of tax	10	–	–	–	–	–	10
Net profit for the year	$ 973	$ (2)	$ –	$(49)	$(11)	$(10)	$ 901
Attributable to:							
Shareholders of the bank	$ 978	$ (2)	$ –	$(49)	$(11)	$(10)	$ 906
Minority interest—discontinued operations	(5)	–	–	–	–	–	(5)
Net profit for the year	$ 973	$ (2)	$ –	$(49)	$(11)	$(10)	$ 901

(1) Fiscal 2005 (statutory AIFRS basis), as contained in our 2006 financial statements, excludes the effect of AASB 132 and AASB 139, which we adopted with effect from October 1, 2005.

(2) Fiscal 2005 (full AIFRS basis) includes management's estimates of the effects of AASB 132 and AASB 139.

Transaction fees and costs

AASB 139 requires that fee income that is integral to an instrument be recognized as an adjustment to the yield of that instrument. AIFRS also requires the deferral of directly attributable incremental loan origination costs and their recognition as a yield adjustment net of any fees received. We deferred and amortized certain home loan broker origination costs under previous GAAP.

The classification of certain fee income and loan origination costs that are integral to the yield of an instrument changed from other income under previous GAAP to interest income under AIFRS. This resulted in an increase in interest income of $6 million and a decrease in other income of $10 million for fiscal 2005. An income tax benefit of $2 million was also recognized.

Bank acceptances

Under previous GAAP, we accepted and discounted bills for customers, classifying these within trading securities at their market value. Upon their "on-sale", customer discounted bills were reclassified to bank acceptance assets and recognized at their face value. A corresponding liability was recognized representing our obligation to the holder of the on-sold bill. Interest income on the discounted bills was recognized within interest income and bill acceptance fee income recognized in other income. Under the recognition requirements of AASB 139, all bank accepted bills (including both discounted and on-sold bills) and the associated liability for on-sold bills are recognized at amortized cost, with interest income and interest expense recognized using the effective yield methodology. Fee income on bill acceptances is recognized on an effective yield basis within interest income.

This resulted in an increase in interest income of $399 million and an increase in interest expense of $296 million, resulting in a net interest income increase of $103 million for Fiscal 2005, with a corresponding decrease to other income of $103 million.

Hybrid instruments

The Preferred Resetting Yield Marketable Equity Securities ("PRYMES") and DCS included within equity under previous GAAP were required to be reclassified to debt under AIFRS. This impacted our income statement due to the recognition of interest expense on the PRYMES and DCS for dividends payable. This resulted in an increase in interest expense of $49 million for Fiscal 2005.

Derivatives and hedging

Under previous GAAP, trading derivatives were recognized on a mark-to-market basis on balance sheet and hedging derivatives on an accruals basis. Under AIFRS, all derivative contracts, whether used as hedging instruments or otherwise, were measured at fair value at initial recognition and at each subsequent reporting date in the balance sheet, with a corresponding entry to the income statement or an equity reserve. AIFRS introduced requirements that hedging instruments must satisfy hedge effectiveness tests. To the extent hedges are considered ineffective, AIFRS requires such ineffectiveness to be reflected in the income statement.

The DCS included a number of embedded derivatives that were required under AIFRS to be carried at fair value. The DCS were measured at fair value to the income statement under AASB 139 from October 1, 2005. As a result, under AIFRS all changes in the fair value of the DCS, its embedded derivatives and associated hedges were recognized in the income statement.

Adopting these requirements of AASB 139 for hedge ineffectiveness and the fair value movement of the DCS and related hedges resulted in a non-trading expense being recognized within other income of $15 million for fiscal 2005. This resulted in an income tax benefit of $4 million. Further details in relation to the current accounting policies on derivatives are included in "Critical Accounting Policies".

Loan impairment

AIFRS adopted an approach known as "incurred losses" for loan provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for loans that are known to be impaired. The estimated cash flows on these impaired loans are then discounted to their present value to determine their recoverable amount and the associated provision. As this discount unwinds, there is a resulting recognition of interest in the income statement during the period between recognition of impairment and recovery of the written down amount.

Loans found not to be individually impaired are placed into pools of similar assets with similar risks characteristics to be collectively assessed for impairment. A collective impairment provision may be required where impairment events have occurred but these events cannot be attributed to individual exposures at the reporting date. The collective impairment loss is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The general provision under previous GAAP, based on 0.5% of risk weighted assets, together with certain portfolio provisions on retail loans, were written back against retained earnings and replaced by a provision based on collective assessment in accordance with AIFRS.

In accordance with the requirements of AASB 139, a collective provision has been recognized under AIFRS, which resulted in an additional loan impairment expense of $18 million and an associated income tax benefit of $8 million for fiscal 2005.

Operational performance

In this section, we provide an overview of our recent performance in the key strategic areas of residential mortgage lending, retail deposits, "middle market" commercial lending, wealth management, interstate expansion, risk management and credit quality.

Home loans

2008 half year compared with 2007 half year

Residential loans (net of specific provisions) grew 11.2% from $65.3 billion at March 31, 2007 to $72.6 billion at March 31, 2008. Annualised growth in the 2008 half year was 9.9%. Residential loans in New South Wales (inclusive of the Australian Capital Territory) grew by 8.4% compared to system growth of 6.5%. Residential loans outside of New South Wales (inclusive of the Australian Capital Territory) grew by 14.6% compared to system growth of 14.9%.

Product development continued over the six months ended March 31, 2008, with a focus on continued enhancements to our Advantage Package product launched in January 2007. As a result of these enhancements, this product has been recently awarded a "5 Star" rating by Cannex, the highest rating possible.

In addition, the bank continued its end-to-end review of the mortgage process with improvements in levels of automation, speed of approval and documentation delivery, together with lower rework rates to significantly improve service to customers and mortgage brokers.

The third party broker portion of new settlements for the 2008 half year was 46% compared to 43% for the 2007 half year. From June 1, 2008, we have modified the commission structure with respect to third party mortgage brokers to better reflect the value of the business introduced to the bank. The upfront commission paid to brokers will be between 0.70% and 0.50%, and the trail commission will be between 0.25% per annum and 0.15% per annum. Full commission will be paid to brokers who lodge home loan applications electronically, assist with cross selling non home loan products during the life of the loan, meet or exceed an agreed percentage of home loan applications that convert to settlements, and meet or exceed agreed home loan book run-off rates.

In terms of margin management, we have continued to actively maintain a low level of introductory loans, which remain at 1% of total residential loans. Consistent with customers' preferences, demand for fixed rate home loans remained strong, with standard fixed rate balances growing 34% over the 2008 half year on an annualized basis. Standard fixed rate loans represented 21% of total residential loans at March 31, 2008.

During the 2008 half year we continued to focus on improving the performance of our proprietary channels. Initiatives included faster approval processes, new lender induction programs and an increase in the branch and mobile lender sales force. New sales of home loans through Mortgage Connect, an additional sales force of "owner operators" to complement existing distribution channels, also increased throughout the 2008 half year.

The bank's home loan runoff rate was relatively stable at 16% in the half year ended March 31, 2008, with an increased level of additional customer repayments evident over the period. The key drivers of stable runoff levels were lower levels of introductory loan business, improved product design, stronger customer relationships and the benefits of our ongoing customer retention program.

Despite increases in interest rates, credit quality remains excellent, reflecting the quality of the housing portfolio and prudent credit assessment policies. Both arrears levels and loan impairment charges remain low.

Fiscal 2007 compared with fiscal 2006

Residential loans (net of specific provisions) grew 10.4% from $62.7 billion at September 30, 2006 to $69.2 billion at September 30, 2007, in line with the bank's target of 10—12% growth for the full year. We achieved annualized growth of 11.9% in the second half of fiscal 2007. Residential loans in New South Wales (inclusive of the Australian Capital Territory) grew by 7.8% during the year compared to system growth of 6.9%. Residential loans outside of New South Wales (inclusive of the Australian Capital Territory) grew by 13.7% compared to system growth of 16.2%.

Significant new product development occurred during fiscal 2007 to ensure effective ongoing management of home loan margins and revenue growth. Some of these enhancements included:

- Launch of the Advantage Package in January 2007 which allows customers to "bundle" together home loan, deposit and credit card accounts for an annual fee in return for competitive interest rates and fee discounts;
- Launch of the Basic Home Loan in February 2007 which offers a low ongoing variable rate and no ongoing monthly fees;
- Launch of the "Quick Start" Home Loan in May 2007 aimed at First Home Buyers entering the market; and
- Completion of an end to end review of our mortgage process.

The third party mortgage broker proportion of new settlements for the year was down to 44% in fiscal 2007 from 45% in fiscal 2006.

In terms of margin management, we continued to actively reduce the level of introductory loans, which remained at 1% of total residential loans at September 30, 2007. Demand for fixed rate home loans was strong with fixed rate loan balances representing 18.7% of total residential loans for the year.

We continued to focus on improving the performance of our proprietary channels. Initiatives included faster approval processes, new lender induction programs and an increase in the branch and mobile lender sales force. New sales of home loans through Mortgage Connect, an additional sales force of "owner operators" to complement existing distribution channels also continued to increase throughout the year. Mortgage Connect is operating in Queensland, Victoria and Western Australia with 64 lenders in place as of September 30, 2007.

Our home loan runoff rate, which is a measure that captures all factors contributing to a reduction in loan balances, was stable at 16% in fiscal 2007. The key drivers of lower runoff levels continue to be lower levels of introductory loan business, improved product design, stronger customer relationships and the benefits of our ongoing customer retention program.

Fiscal 2006 compared with fiscal 2005

Residential loans (net of specific provisions) grew 11.4% to $62.7 billion at September 30, 2006 from $56.3 billion at September 30, 2005. Excluding St.George Bank New Zealand Limited ("SGBNZ"), our supermarket banking operations which were discontinued in September 2006, growth was 12.2% in fiscal 2006 compared to fiscal 2005, in line with system growth in Australia.

Product development and management of product mix continued to be key areas of focus to ensure effective management of home loan margins and ongoing growth in the overall portfolio. Home loan products and processes were enhanced during the year to meet the needs of target customer segments including first home buyers, investors, small business and retirees. Some of these enhancements included:

- Simplified loan and mortgage documentation to reduce error rates and accelerate loan funding;

- Simplified process for interest in advance repayments for investment customers; and
- Introduction of a Low Documentation option on the Portfolio Line of Credit product.

A focus on improvements resulted in independent recognition via various industry awards including "Best New Product" (No Deposit Home Loan) at the Australian Banking Industry and Finance Awards in July 2006.

The interest margin was managed by actively maintaining a consistent product mix. Higher margin products such as "Portfolio" home equity and "No Deposit" loans grew by 11.8% and 65.2%, respectively during fiscal 2006. The demand for standard fixed rate home loans was strong due to interest rate rises, with balances growing by 20.2% during fiscal 2006.

The proportion of new home loan approvals introduced by brokers was 45%, in line with fiscal 2005.

Our home loan runoff rate was stable at 16% in fiscal 2006. The key drivers of stable runoff levels continued to be lower levels of introductory loan business, improved product design, stronger customer relationships and the benefits of our ongoing customer retention program.

Retail deposits

2008 half year compared with 2007 half year

We grew our retail deposit balances by 14.1% from $44.8 billion at March 31, 2007 to $51.1 billion at March 31, 2008; annualized growth in the 2008 half year was 14.0%. On an APRA retail deposits definition basis, which does not include negotiable certificate of deposits and treasury deposits held by retail investors, St.George grew its annualized retail deposit balances by 11.2% compared to annualized system growth of 12.6%.

Retail funding accounts for 50.6% of total funding and other borrowings excluding securitization, asset-backed conduit funding and preference shares as at March 31, 2008, compared to 59.0% as at March 31, 2007. Fixed term and directsaver products performed well during the 2008 half year. Fixed term accounts grew by 19.7% to $17.7 billion and directsaver accounts grew by almost 18.4% to $8.7 billion compared to March 31, 2007. Transaction balances were impacted by seasonality as well as consumer behavior in the current economic environment.

Retail deposits are an important source of funding, particularly as access to term wholesale funding has become more expensive as a result of the sub-prime crisis. While our branch network and contact centre are key distribution sources for retail deposits, additional flows in the 2008 half year were generated from the online channel as a result of:

- On-line applications for retail deposits launched in October 2007;
- Increased customer demand for low risk banking products;
- Enhancement of our marketing strategy to affiliate channels; and
- Targeted regional pricing strategies.

From April 1, 2008, we have begun rolling out Secure Code (second factor authentication), a device that provides increased security to our growing number of internet banking users.

Opening and activating transaction accounts remains a focus to drive value in retail deposits. Of new customers establishing deposit products online, 64% open a Freedom transaction account.

Cross selling remains a key strategy. The cross-sell of transaction accounts to new directsaver customers has been doubled through work practice management and limited time offers. In Victoria, Queensland and Western Australia, 35% of customers opening Power Saver Accounts in branches have also opened a Freedom Transaction Account. The focus on Queensland, Victoria and Western Australia has resulted in 20% of new flows coming from these states during the half.

Other factors driving growth during the 2008 half year included:

- Local Market Model that has been implemented in the branch network, enabling local discretion pricing and local marketing initiatives;
- Promotional pricing of on-line high interest savings accounts incorporating directsaver, Asgard's eCash, supported by marketing through multiple media channels;
- The availability of term deposits on Asgard's Mastertrust eWrap. From June 2008, term deposit facilities became available on eWrap products. Further enhancements scheduled on Asgard and other platforms by September 2008 are also expected to drive growth;
- Targeted promotional advertising of transaction accounts; and
- The use of more effective sales management strategies and techniques.

Fiscal 2007 compared with fiscal 2006

We grew our retail deposit balances by 10.9% from $43.1 billion at September 30, 2006 to $47.8 billion at September 30, 2007; annualized growth in second half 2007 was a strong 13.2%. On an APRA retail deposits definition basis, we grew our retail deposit balances by 15.4%, inline with system growth of 14.5% and maintaining market share of 8.2%. Excellent growth was achieved across all products, particularly from cash investment accounts held by Asgard investors driven by changes to Superannuation legislation during the year.

We maintained our retail deposit spreads despite strong competition and a change to the government pensioner deeming rate. Product innovation, active management of the product mix and pricing together with targeted marketing campaigns and increased investor demand for lower risk bank deposit products all contributed to profitable growth.

Leveraged term deposits and on-line high interest savings accounts for balance growth and focused on transaction accounts for value. Transaction accounts grew by 14.8% to $17.4 billion, exceeding the growth rate of the entire portfolio.

New products launched in November 2006 also contributed to the growth of our retail deposits, notably during fiscal 2007:

- Flat fee Freedom transaction products; and
- Investment Cash Account, which grew to $800 million due to targeted regional marketing campaigns.

The introduction of the flat fee Freedom accounts recognized an industry shift within the deposit category, the growing popularity of online purchasing and a desire to appeal to a new customer segment. The design of this product suite provides a range of options for individual customer choice of an account structure and access mechanisms to suit, at appropriate and competitive price levels.

Net interest income and fee income reflect the full year impact of product structure and pricing alignments implemented in the September 2006 quarter for transaction, savings and investment accounts.

The roll-out of the new internet banking platform, which is used for retail deposits, consumer lending and home loans, together with enhancements to account opening procedures, have increased new accounts opened with internet banking access from 30% to 75%, providing customers with more convenience in banking.

Fiscal 2006 compared with fiscal 2005

We grew our deposit balances by 9.4% from $39.4 billion at September 30, 2005 to $43.1 billion at September 30, 2006. Excluding SGBNZ, deposits grew at 10.7% during fiscal 2006. Particularly strong growth was achieved in business deposits, which grew by 16.2% during the year.

Competition for retail deposits was intense during the year as banks sought to attract new customers through pricing campaigns.

During fiscal 2006, we continued to promote our online high interest rate accounts to deliver growth. Through the branch network, the focus was on growing transaction and investment products to meet particular customer needs and manage product mix. During the second half of the year, we placed particular focus on growing revenue. Initiatives were implemented to grow the number of transaction accounts and pricing was revised on savings and transaction accounts to bring these in line with the market.

Middle market

2008 half year compared with 2007 half year

We continue to grow in the middle market segment, with receivables growth of 32.0% from $20.9 billion as at March 31, 2007 to $27.6 billion as at March 31, 2008. Average annualized growth in the 2008 half year was 31.2%. Queensland, Victoria and Western Australian markets continued to perform strongly with average annualized growth of 38.6% in the 2008 half year, and our core market of New South Wales (inclusive of the Australian Capital Territory) also grew at a strong rate of 30.2%. We believe that our customer relationship model continues to provide exceptional customer service. According to East & Partners' July 2007 Australian Commercial Treasury Banking Report, St.George was ranked as leading the major banks on overall customer services. The business is focused around six key industry segments—manufacturing and wholesale, professionals, leisure and hospitality, health, property and construction, and automotive finance.

Customer loyalty and satisfaction continue to be key differentiators for St.George in the middle market segment. The high service levels provided to our customers result in stronger customer loyalty, minimal customer churn and a propensity for customers to broaden their relationship with St.George. This has also resulted in an increase in products per customer to 5.4 at March 31, 2008 from 5.2 at September 30, 2007. For the 2008 half year we have sourced over 69% of new middle market business from existing middle market customers.

We continue to invest in driving sales and productivity gains via our Best Business Bank Technology program, which focuses on improving systems and processes and maintaining

superior customer service. The program is progressing well with a number of improvements already implemented to date.

Strong credit disciplines together with targeted focus in the upper middle market segment, continued interstate and industry diversification has resulted in a broader and more diversified business, which puts us in a strong position to effectively compete in this market and continue to outperform system growth.

We believe our middle market portfolio remains conservatively positioned with an average loan size of $6 million and over 90% of balances secured as at March 31, 2008.

Fiscal 2007 compared with fiscal 2006

We continued to perform well in the middle market segment in fiscal 2007, with receivables growth of 26.5% from $19.0 billion at September 30, 2006 to $24.1 billion at September 30, 2007, despite the flat property market, particularly in New South Wales. While our geographies of Queensland, Victoria and Western Australia continued to perform strongly with average growth of 30.3% achieved over the year, the standout result for 2007 came from our core market of New South Wales, which grew at a rate of 26.6% despite the weaker conditions prevailing during the year.

Customer loyalty and satisfaction continue to be key differentiators for St.George in the middle market segment. We believe that the high service levels provided to these customers result in stronger customer loyalty, minimal customer churn and a propensity for customers to broaden their relationship with us. Products per customer increased to 5.2 at September 30, 2007 from 5.1 at September 30, 2006.

The Best Business Bank program, which has provided an excellent platform for driving St.George's middle market performance, has been extended with the launch of the Best Business Bank Technology program ("B-Tech"). Initiatives of B-Tech are focused around efficiency improvements via system and process enhancements to help drive front line sales and service delivery, and ensure that the current momentum is maintained. Further Interstate and industry diversification continues to expand the middle market presence outside core markets, the result of which is a resilient business that is well diversified and better positioned to effectively compete in this market.

Fiscal 2006 compared with fiscal 2005

We performed well in the middle market segment in fiscal 2006, with receivables growth of 23.9% from $15.4 billion at September 30, 2005 to $19.0 billion at September 30, 2006, despite a slow down in the property market, particularly in New South Wales. The average growth in our non-core geographies of Queensland, Victoria and Western Australia was 38.5%.

Customer loyalty and satisfaction continued to be key differentiators for St.George in the middle market segment. Products per customer increased to 5.1 at September 30, 2006 from 4.6 at September 30, 2005.

Our lending market share for this segment increased to 7.5% at September 30, 2006.

The Best Business Bank program was instrumental in driving our middle market results in fiscal 2006. Initiatives are focused on enhancing the productivity of both new staff and top performing sales staff. Interstate and industry diversification has resulted in a more resilient

business, offsetting the impact of the slower New South Wales property market and cushioning the business from potential future adverse market forces.

Wealth management

2008 half year compared with 2007 half year

Wealth management comprises superannuation and wealth management administration platforms, financial planning, investment management and packaging, licensee services, margin lending, direct shares, private banking and general and life insurance businesses.

Wealth Management remains focused on its strategy of accelerated growth, with St.George, through Asgard, maintaining its number five ranking in terms of funds under administration in the most recent Plan for Life report (March 2008).

Despite domestic equity markets experiencing negative growth since October 2007, total managed funds of $43.9 billion at March 31, 2008 were only marginally down (1%) on March 31, 2007 balances. Inflows were $4,089 million during the 2008 half year compared to $3,907 million for the 2007 half year, up $182 million, or 4.7% compared with the 2007 half year. Net inflows were also strong relative to other participants in the market due to effective distribution and retention.

Our margin lending business was significantly affected by recent volatility in the Australian equity market as its performance is directly related to market performance and investor confidence. Margin lending receivables (including bank acceptances margin loans) were $2.5 billion at March 31, 2008, down 15.4% compared to $3.0 billion at March 31, 2007.

Maintaining sales levels, product enhancements, service improvements and tight expense management have countered some of the impact of the extremely negative and volatile performance of Australian equity markets.

To assist and improve both service delivery and cost competitiveness, Asgard's operations area successfully commenced an outsourcing strategy with IBM during the 2008 half year.

The recruitment campaigns for the Securitor financial planning group and St.George Financial Planning delivered an 11.4% increase across both businesses. The number of authorized representatives in licensee services also increased by 8.5%.

The Asgard and Mercer white-label strategic alliance was renewed for a third consecutive time for another four year period.

The Investment Trends 2007 report released in January 2008 ranked AdviserNETgain as the number one solution in the 'hybrid' category for its ability to deliver integrated financial planning and practice management technology. This award was won for the second consecutive year.

Insurance sales also remained strong during the 2008 half year, experiencing growth of 59% in internal life insurance gross written premiums compared to the 2007 half year. This growth was due to a strengthened product offering, but the increase in premium income was from a very low base.

Private Bank achieved 10.6% growth during the 2008 half year in deposits, up 17.8% at March 31, 2008 compared to March 31, 2007. This rate of deposit growth is broadly in line with market growth generally.

Fiscal 2007 compared with fiscal 2006

Fiscal 2007 was another year of strong growth across the Wealth business portfolio benefiting from the government's superannuation change, deeper penetration across the Wealth customer base, strong investments in previous years and highly productive distribution channels. Total managed funds (including funds under administration, funds under management and funds under advice) increased by 26.7% from $39.3 billion at September 30, 2006 to $49.7 billion at September 30, 2007.

Asgard's funds under administration grew by 28.6% from $29.0 billion at September 30, 2006 to $37.3 billion at September 30, 2007. This growth was achieved due to continued investment in service delivery and distribution and contribution from all channels supported by the positive Australian equity markets. Significant investments over the year included enhancements in the information and functionality delivered to advisers through the AdviserNET platform.

Advance Asset Management grew funds under management by 19.2% from $7.1 billion at September 30, 2006 to $8.5 billion at September 30, 2007 in line with the strong investment performance of multi-manager funds. Two of its key strategic partners, MIR Investment Management and Mellon, were awarded the 2007 'Fund Manager of the Year' and 'Alternative Strategies Manager', respectively by S&P.

Margin lending continued its rapid and profitable growth over the past 4 years, with assets growing by $597 million over fiscal 2007 from $2.6 billion at September 30, 2006 to $3.2 billion, an increase of 23.2% since September 30, 2006.

Insurance revenue grew by 26.7% to $30 million over the year supported by the expanded distribution for existing products.

Funds under advice grew by 25.9% from $3.1 billion at September 30, 2006 to $3.9 billion at September 30, 2007. This growth was supported by improvements in productivity and increases in the number of in-house financial planners.

Fiscal 2006 compared with fiscal 2005

Though competition remained intense, our wealth businesses performed very well in fiscal 2006 with revenues and retail funds flows benefiting from strong investment markets.

Asgard's funds under administration grew by 23.9% from $23.4 billion at September 30, 2005 to $29.0 billion at September 30, 2006. This growth, achieved across all platform products, was generated from a quality set of distribution sources, including the Securitor dealer network, St.George's financial planners and private bankers, independent financial planners and wholesale dealer-to-dealer services.

Advance Funds Management grew funds under management by 10.2% from $6.5 billion at September 30, 2005 to $7.1 billion at September 30, 2006.

Margin lending has continued its rapid and profitable growth over the past three years with assets growing $992 million to $2.6 billion, an increase of 62.8% since September 30, 2005. Of

this growth, $398 million or 25.2% is attributable to the acquisition of HSBC's margin lending assets in August 2006. The business retains a 5-star Cannex rating.

Income from life and general insurance products increased by 10.5% to $23.7 million in fiscal 2006.

Interstate expansion

Over the 2008 half year, fiscal 2007 and fiscal 2006, we continued our strategy of accelerated growth in key customer segments in Victoria, Queensland and Western Australia. The following table shows the growth of our receivables in these markets over the periods indicated:

	As at March 31,		As at September 30,		
(In billions)	2008	2007	2007	2006	2005
Residential receivables					
Victoria	$ 9.7	$ 8.7	$ 9.2	$ 8.3	$ 7.8
Queensland	8.0	6.7	7.3	6.2	5.1
Western Australia	5.3	4.3	4.8	3.9	3.0
Total	$23.0	$19.7	$21.3	$18.4	$15.9
Middle market receivables					
Victoria	$ 3.3	$ 2.4	$ 2.8	$ 2.2	$ 1.7
Queensland	2.2	1.7	2.0	1.6	1.1
Western Australia	3.2	2.0	2.6	1.8	1.3
Total	$ 8.7	$ 6.1	$ 7.4	$ 5.6	$ 4.1

	Residential and middle market receivables									
	As at March 31,				As at September 30,					
(In billions, except as indicated)	2008		2007		2007		2006		2005	
Victoria	$13.0	41.0%	$11.1	43.0%	$12.0	41.8%	$10.5	43.8%	$ 9.5	47.5%
Queensland	10.2	32.2%	8.4	32.6%	9.3	32.4%	7.8	32.5%	6.2	31.0%
Western Australia	8.5	26.8%	6.3	24.4%	7.4	25.8%	5.7	23.7%	4.3	21.5%
Total	$31.7	100.0%	$25.8	100.0%	$28.7	100.0%	$24.0	100.0%	$20.0	100.0%

During the 2008 half year, we continued to expand our distribution network by growing staff numbers and increasing ATMs and branches. One new branch was opened in both Western Australia and Queensland. Our alliance with BP accelerated our ATM expansion strategy, with total ATMs in Western Australia, Queensland and Victoria increasing by 133 to 259 since March 31, 2007. The number of staff in these interstate locations has increased by 137 to 1,011 since March 31, 2007. The interstate expansion strategy also involves leveraging the third party broker channel and expanding our mobile lending force to further develop our lending capability in these locations.

During fiscal 2007, we opened five new branches in Western Australia and four in Queensland that service both retail and commercial customers. During fiscal 2006, we opened three new branches in Victoria, two in Queensland and one in Western Australia.

Risk management

As a result of Basel II, we have introduced a broad range of enhancements to our risk management framework. Significant business benefit has been derived from the new methodologies and risk management practices.

We are targeting the advanced approach for the calculation of capital requirements under Basel II. Accreditation for the Basel II advanced approach is subject to APRA approval. We are currently operating under the previous Basel I standards. APRA has indicated that we will continue to operate under those standards until January 1, 2009, and that commencing on that date we will transition to the Basel II standardized approach. We will continue to work with APRA toward obtaining accreditation under the Basel II advanced approach in 2009. See "Supervision and Regulation—Basel II".

Credit quality

Overall credit quality across all lending portfolios remains very good. A limited number of our middle market customers have been impacted by market volatility and international credit turmoil. At March 31, 2008 these included $458 million fully secured exposure to Centro Property Group, $60 million unsecured exposure to Allco Group (both of which are performing loans) and $25 million margin loan secured by Octaviar Limited (formerly MFS Ltd.) shares and personal guarantees. As a result of asset sales and reductions of limits, the $60 million unsecured exposure to Allco Group was reduced to $37 million at July 31, 2008. At July 31, 2008, a $25 million specific provision has been raised on this single margin lending loan. Collective provisioning impacts for these exposures are not material, as either a specific provision has been raised where necessary or minimal loss is expected.

Residential lending arrears improved during the 2008 half year compared to both the 2007 half year and the September 2007 half year. The total of residential past due 90 day loans as a percentage of residential receivables at March 31, 2008, improved compared to levels at September 30, 2007 and March 31, 2007.

St.George does not have any exposure to the United States or domestic sub prime lending, collateralized debt obligations, collateralized loan obligations, credit default swaps or hedge funds. Our conduit and securitization assets total $18.1 billion, which is comprised of $16.6 billion of securitized loans and receivables, $490 million of warehouse funding loans and $746 million of rated available for sale securities at March 31, 2008. The available for sale securities comprise $304 million of mortgage backed securities and $442 million of other asset backed securities. The available for sale securities were rated as follows at March 31, 2008:

Rating (In millions)	Exposure
AAA	$706
AA	21
A	19
Total	$746

Total provisions and reserves for loan impairment were $550 million at March 31, 2008 (March 31, 2007: $452 million). This comprises a collective provision of $313 million, a specific provision of $58 million and a general reserve for credit losses of $179 million. When taken

together, the after tax balance of the eligible portion of the collective provision and the balance of the general reserve for credit losses represent 0.5% of risk weighted assets. The portion of the after tax equivalent balance of the collective provision at March 31, 2008 that is eligible to meet APRA's expected future loss requirements is $172 million.

The loan impairment expense was $118 million in the 2008 half year, compared with $93 million in the 2007 half year. The loan impairment expense was $178 million, $144 million and $127 million (full AIFRS basis) in fiscal 2007, 2006 and 2005, respectively. The fiscal 2007 expense comprised a collective provision charge of $23 million and a specific provision charge of $155 million. The general reserve for credit losses was increased by $36 million during fiscal 2007 through an appropriation from profits reflecting growth in risk weighted assets. The collective provision movement is primarily driven by arrears levels and changes in loan credit risk ratings on commercial facilities.

Total impaired assets (net of specific provisions) at March 31, 2008 were $139 million, compared with $94 million at March 31, 2007, and were $105 million at September 30, 2007, compared to $80 million at September 30, 2006 and $47 million at September 30, 2005.

Loan impairment expense, excluding the movement in the general reserve for credit losses, as a percentage of average gross loans and receivables was 0.22% at March 31, 2008 compared to 0.20% at March 31, 2007. Total impaired assets (net of specific provisions), as a percentage of net loans and receivables was 0.12% at March 31, 2008 compared to 0.10% at March 31, 2007.

Financial analysis

Basis of preparation

This section of the offering memorandum provides an analysis of the items affecting our performance, as included in the income statement. Where appropriate, we have provided information for fiscal 2005 on both a "fiscal 2005 (statutory AIFRS basis)" (as contained in our 2006 financial statements) and "fiscal 2005 (full AIFRS basis)" basis, including management's estimates of the impacts of AASB 132 and AASB 139. For a description of the presentation of financial information, including 2005 comparative information presented on a fiscal 2005 (full AIFRS basis), please see "Financial Information Presentation", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Basis of Accounting and New Accounting Standards—Adoption of AIFRS from October 1, 2005", and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Reconciliation of fiscal 2005 (statutory AIFRS basis) to fiscal 2005 (full AIFRS basis)".

Significant items

In accordance with accounting standard AASB 101, we disclose items of income and expense that are material in quantum or nature separately to assist in comprehension of our financial performance. During the 2008 half year we recognized significant items for (i) a gain from our VISA Inc. shareholding of $54 million (after tax), (ii) a restructuring charge of $30 million (after tax) and (iii) a charge of $117 million with respect to taxes arising from the decision of the Federal Court of Australia on deductions relating to our DCS. There were no significant items during fiscal 2007.

The following table summarizes the significant items recorded in the periods indicated:

(In millions)	Half year ended March 31, 2008	2007	Fiscal year ended September 30, 2007	2006	2005[1]
Significant items income					
Profit on sale of land and buildings	$ –	$–	$–	$ 41	$ –
Profit on sale of fixed assets	–	–	–	–	27
Gain from Visa Inc. shareholding	77	–	–	–	–
Total significant items gains	$ 77	$–	$–	$ 41	$27
Significant items expense					
Intangible assets impairment	–	–	–	32	16
Restructure costs	43	–	–	16	–
Loss from discontinued operations	–	–	–	9	–
Minority interest applicable to discontinued operations	–	–	–	(3)	–
Total significant items expenses	$ 43	$–	$–	$ 54	$16
Net significant items gain/(loss) before tax	34	–	–	(13)	11
Income tax (benefit)/expense on significant items					
Income tax benefit on profit on sale of land and buildings	$ –	$–	$–	$(10)	$ –
Income tax benefit on intangible assets impairment	–	–	–	(10)	(5)
Income tax benefit on restructure costs	(13)	–	–	(5)	–
Income tax expense on profit on sale of fixed assets	–	–	–	–	8
Income tax expense on gain from Visa Inc. shareholding	23	–	–	–	–
Income tax expense on depositary capital securities	117	–	–	–	–
Total income tax (benefit)/expense on significant items	$ 127	$–	$–	$(25)	$ 3
Summary of significant items					
Total pre-tax gain/(loss) from significant items	$ 34	$–	$–	$ (7)	$11
Add: total tax benefit/(expense) attributable to significant items	(127)	–	–	25	(3)
Less: net loss from discontinued operation	–	–	–	(6)	–
Net income/(loss) from significant items	$ (93)	$–	$–	$ 12	$ 8

(1) Fiscal 2005 (full AIFRS basis) includes management's estimates of the effects of AASB 132 and AASB 139.

2008 Half-Year—In the 2008 half year, we recorded the following significant items:

- In March 2008, we recognized a gain of $77 million ($54 million after tax) on receipt of 1,901,179 shares from Visa Inc. as part of Visa's initial public offering.

- In March 2008, we recognized a charge of $30 million, representing the after tax cost arising from restructuring costs of $43 million, primarily for staff redundancy costs relating to the restructuring of certain back-office business processes and consolidation of sites over fiscal 2008 and 2009.

- In March 2008, we recognized a charge of $117 million following the decision by the Federal Court of Australia that certain interest deductions for the tax years 1998 to 2003 in respect of subordinated debentures issued as part of the depositary capital securities transaction by St.George Funding Company, LLC were not tax deductible.

Fiscal 2007—There were no significant items during the year.

Fiscal 2006—In fiscal 2006, we recorded the following significant items:

- A profit of $41 million before tax ($51 million after associated tax benefit) was recognized on the completion of the sale and leaseback of our head office building at Kogarah.
- During the year, we recognized a $32 million ($22 million after tax) impairment on intangible assets relating to capitalized computer software. This impairment comprised software that had been developed internally where the timing of realization of associated benefits was uncertain or the value of future benefits were not expected to be fully realized. The impairment also included software systems that became obsolete during the year.
- As a result of intense competition in the New Zealand market, in August 2006, our joint venture partner Foodstuffs agreed to discontinue our supermarket banking joint venture. Costs associated with the discontinuation of this business totaled $9 million before and after tax. A $3 million minority interest loss was recognized in respect of these costs, reflecting Foodstuffs' share of the loss.
- $16 million ($11 million after tax) restructure provision was recognized during the year in respect of staff redundancies.

Fiscal 2005—In fiscal 2005, we recorded the following significant items:

- A profit on sale before tax of $27 million ($19 million after tax) on sale of our non-core unbranded ATM network to Customers Ltd.
- A $6 million ($4 million after tax) write-off of obsolete systems or systems in the process of being decommissioned and a $10 million ($7 million after tax) write-off representing a refinement of our deferred expenditure policy to write-off deferred expenditure whereby the unamortized balance of deferred expenditure is written-off immediately when the carrying value reduces to $500,000.

Net interest income

(In millions, except as indicated)	Half year ended March 31,				Fiscal year ended September 30,							
	2008		2007		2007		2006		2005[1]		2005[2]	
Net interest income[3]	$ 1,192		$ 1,078		$ 2,193		$ 2,015		$ 1,801		$ 1,861	
Average												
Interest earning assets[4]	124,443	7.98%	104,367	7.49%	108,851	7.54%	95,483	7.14%	78,702	6.99%	84,127	7.03%
Interest bearing liabilities[4]	119,642	6.31%	100,522	5.63%	104,834	5.73%	92,152	5.21%	74,976	4.94%	81,026	5.00%
Interest spread[4][5]		1.67%		1.86%		1.81%		1.93%		2.05%		2.03%
Interest margin[4][5]		1.92%		2.07%		2.01%		2.11%		2.29%		2.21%

(1) Fiscal 2005 (statutory AIFRS basis), as contained in our 2006 financial statements, excludes the effect of AASB 132 and AASB 139, which we adopted with effect from October 1, 2005.

(2) Fiscal 2005 (Full AIFRS basis) includes management's estimates of the effects of AASB 132 and AASB 139.

(3) Net interest income includes the impact of discontinued operations of $2 million for fiscal 2006 and $4 million for fiscal 2005.

(4) Rates have been presented on an annualized basis for the 2008 and 2007 half years.

(5) Interest spread and interest margin have been calculated using net interest income inclusive of discontinued operations for fiscal 2006 and 2005.

2008 half year compared with 2007 half year

Net interest income for the 2008 half year was $1,192 million, an increase of 10.6% from $1,078 million for the 2007 half year.

The increase in net interest income was primarily due to solid growth in average interest earning assets of 19.2% since March 31, 2007, offset by a 15 basis point reduction in net interest margin to 1.92%. The reduction in net interest margin is primarily due to higher wholesale funding costs, a widening of the spread between official cash rates and the 90-day bank bill rate, and us holding significantly more liquidity. We have managed this impact by increasing our home loan standard variable interest rates by 30 basis points over and above official cash rate rises during the 2008 half year. Further lending rate increases of 10 basis points and 20 basis points occurred in April and July 2008, respectively. The official cash rate increases, together with the ordinary share capital raisings completed have provided a free funds benefit during the 2008 half year, with the full benefit to flow through to the second half of fiscal 2008.

The growth in average interest earning assets is due to a $14.0 billion or 14.8% increase in the average balance of loans and receivables and an increased holding of liquid assets. This result was driven by solid growth in our residential loan portfolio and strong growth in our commercial loan portfolio.

The net interest margin was impacted by the following factors:

- *Funding mix*—Growth in average lending and liquidity balances exceeded growth in average retail deposit balances, resulting in an increased proportion of average wholesale funding from 57.8% in the 2007 half year to 59.6% in the 2008 half year.

- *Wholesale funding costs*—The global credit crisis has resulted in an increase in wholesale funding costs due to a lack of liquidity in term markets. This has also caused a widening of the spread between official cash rates and the 90 day bank bill rate. We managed this impact by raising home loan standard variable rates by 30 basis points over and above official cash rate rises during the 2008 half year. The net impact of higher funding costs in the 2008 half year was $13 million.

- *Liquidity mix*—As a response to the global credit crisis, we are holding a higher level of liquid assets, which represent 13.0% of total assets. This has a neutral impact on profit.

- *Free funds*—Reflects improved returns on equity as a result of three increases in official cash rates during the 2008 half year and the benefit gained from raising $844 million of ordinary share capital through a private placement in November 2007 and our Share Purchase Plan in March 2008.

Fiscal 2007 compared with fiscal 2006

Net interest income was $2,193 million in fiscal 2007, an increase of $178 million, or 8.8%, from $2,015 million in fiscal 2006.

The increase in net interest income was primarily due to solid growth in average interest earning assets of 14.0% since September 30, 2006, offset by a 10 basis point reduction in net interest margin to 2.01%. The reduction in net interest margin is primarily due to an increased proportion of wholesale funding, competitive pricing pressures particularly on highly graded commercial loans and solid growth in finer margin fixed rate home loans.

The growth in average interest earning assets during fiscal 2007 was due to a $11.8 billion or 13.6% increase in the average balance of loans and receivables. This result was driven by solid growth in our residential loan portfolio and strong growth in commercial and consumer loan portfolios.

The net interest margin was impacted by the following factors:

- *Funding mix*—growth in average lending balances during the year exceeded growth in average retail deposit balances, resulting in an increased proportion of wholesale funding.
- *Lending spreads—Commercial*—commercial lending spreads were impacted by competitive pricing pressures and advancing larger size loans to low risk customers at finer interest spreads.
- *Lending spreads—Other*—lending spreads on residential and consumer lending were impacted by continued competition together with stronger growth in lower margin fixed rate home loans in response to increased customer demand.
- *Liquidity mix*—a higher level of trading and investment securities were held during the 2007 year.
- *Free funds*—reflects improved returns on equity as a result of two increases in official cash rates during the year and the benefits gained from the issuance of Step-up Preference Shares in June 2006.

Fiscal 2006 compared with fiscal 2005

Net interest income for fiscal 2006 was $2,015 million, an increase of $214 million or 11.9% over $1,801 million in fiscal 2005 (statutory AIFRS basis). Net interest income for fiscal 2006 increased by $154 million, or 8.3% over $1,861 million in fiscal 2005 (full AIFRS basis).

The increase in net interest income in fiscal 2006 compared to fiscal 2005 (full AIFRS basis) was primarily due to growth in average interest earning assets of 13.5% since September 30, 2005, offset by a 10 basis point reduction in net interest margin to 2.11%. The reduction in net interest margin is primarily due to the increased flow of new retail money into higher interest rate accounts and margin pressure on residential and commercial lending products.

The growth in average interest earning assets during fiscal 2006 was due to an increase of $10.5 billion or 13.8% in the average balance of loans and receivables compared to fiscal 2005 (full AIFRS basis). This result was driven by solid growth in our residential, consumer and commercial loan portfolios.

The net interest margin was impacted by the following factors:

- *Funding mix*—retail funding spreads continued to be affected by the increased flow of new retail money into higher interest rate accounts, such as the dragondirect saver account.

- *Lending spreads—Commercial*—commercial lending spreads were impacted by competitive pricing pressures and advancing larger size loans to lower risk customers at finer interest spreads.

- *Lending spreads—Residential*—residential lending spreads were impacted by continued price competition which has extended to "Low Doc" and "No Deposit" products. This also reflects a shift by customers to lower margin fixed rate loans.

Non-interest income

	Half year ended March 31,		Fiscal year ended September 30,			
(In millions)	2008	2007	2007	2006	2005[1]	2005[2]
Non-interest income						
Net trading and investment income						
—treasury	$ 44	$ 34	$ 69	$ 58	$ 48	$ 35
—mortgage insurance	(33)	22	34	12	25	25
Non-trading derivatives and financial instruments income	5	6	13	14	–	(15)
Product fees and commissions - lending	82	71	151	127	70	100
—deposit and other accounts	122	113	227	208	247	211
—electronic banking	104	105	218	202	188	187
Managed funds fees	143	142	296	254	223	223
Factoring and invoice discounting income	3	10	20	20	19	19
Bill acceptance fees	–	–	–	–	93	–
Net gain on sale of land and buildings	9	1	10	48	3	3
Net gain on disposal of plant and equipment	–	–	–	–	27	27
Profit on sale of businesses	–	–	3	4	9	9
Trust distributions	3	4	10	9	4	4
Rental income	2	3	6	8	9	9
Profit on sale of shares	–	8	8	10	4	4
Dividend income	3	3	8	6	5	5
Gain on Visa Inc. Shareholding	77	–	–	–	–	–
Other income	11	11	19	14	14	14
Non-interest income	**$575**	**$533**	**$1,092**	**$994**	**$988**	**$860**

(1) Fiscal 2005 (statutory AIFRS basis), as contained in our 2006 financial statements, excludes the effect of AASB 132 and AASB 139, which we adopted with effect from October 1, 2005.

(2) Fiscal 2005 (full AIFRS basis) includes management's estimates of the effects of AASB 132 and AASB 139.

2008 half year compared with 2007 half year

Non-interest income for the 2008 half year was $575 million compared to $533 million for the 2007 half year.

Non-interest income was impacted by volatile investment markets. As a consequence, the trading result from our mortgage insurance business (SGIA) investment portfolio was a loss of $33 million for the 2008 half year compared to a gain of $22 million for the 2007 half year.

Managed funds income was also impacted with fee income increasing marginally for the 2008 half year compared to the 2007 half year and falling compared to the second half of fiscal 2007.

Trading and investment income—Trading portfolios generate net interest income and non-interest income. Details are as follows:

(In millions)	Half year ended March 31, 2008	2007
Net interest income		
Treasury trading	$ 10	$18
SGIA investment portfolio	7	5
Total net interest income	$ 17	$23
Non-interest income		
Treasury trading	$ 44	$34
SGIA investment portfolio	(33)	22
Total non-interest income	11	56
Total trading and investment income	$ 28	$79

Total treasury trading income, incorporating both net interest income and non-interest income, was $54 million for the 2008 half year compared to $52 million for the 2007 half year. Total trading income from our mortgage insurance investment portfolio (SGIA) was a loss of $26 million for the 2008 half year compared to a gain of $27 million for the 2007 half year, reflecting a negative return from equity markets of $33 million due to unusually volatile equity markets and net interest income of $7 million. The mortgage insurance business also derived $3 million of dividends during the 2008 half year that are included in dividend income ($3 million for the 2007 half year).

Non trading derivatives—Non trading derivatives represent the impact of hedge ineffectiveness and the fair value movement in the Group's DCS and related swaps. The DCS were redeemed in June 2007. The non trading derivatives gain was $5 million for the 2008 half year compared to a $6 million gain for the 2007 half year.

Product fees and commissions—Income increased by 6.6% to $308 million for the 2008 half year compared to $289 million for the 2007 half year.

Lending—fees increased by 15.5% to $82 million for the 2008 half year compared to $71 million for the 2007 half year. This reflects increased lending volumes.

Deposits and other accounts—fees increased by 8.0% to $122 million for the 2008 half year compared to $113 million for the 2007 half year reflecting growth in transaction accounts.

Electronic banking—fees were $104 million for the 2008 half year compared to $105 million for the 2007 half year. This reduction is due to lower merchant transaction volumes and increased interchange fees charged by Visa and Mastercard on EMV chip transactions.

Managed funds fees—Fee income from managed funds was $143 million for the 2008 half year compared to $142 million for the 2007 half year. The result has been impacted by a fall in equity markets that reduced managed funds balances by 0.9% to $43.9 billion since March 31, 2007.

Gross inflows for managed funds grew by 4.7% during the 2008 half year compared to the 2007 half year. Gross inflows were $4,089 million for the 2008 half year compared to $3,907 million for the 2007 half year.

Factoring and invoice discounting income—Fee income was $3 million for the 2008 half year compared to $10 million for the 2007 half year. The Bank disposed of its factoring business in September 2007.

Profit on sale of land and buildings—Our ongoing branch sale and leaseback program generated a profit of $9 million for the 2008 half year compared to $1 million for the 2007 half year.

Gain on Visa Inc. shareholding—a gain of $77 million was recognized during the 2008 half year in relation to the receipt of shares from Visa Inc. as part of Visa's initial public offering.

Other income—Other income remained steady at $11 million for the 2008 half year compared to $11 million for the 2007 half year.

Fiscal 2007 compared to fiscal 2006

Non-interest income increased by 9.9% to $1,092 million in fiscal 2007 from $994 million in fiscal 2006.

Trading and investment income—Trading generates net interest income and non-interest income. Details are as follows:

	Fiscal year ended September 30,	
(In millions)	**2007**	**2006**
Net Interest Income		
Treasury trading	$ 34	$ 45
SGIA investment portfolio	12	11
Total net interest income	$ 46	$ 56
Non-interest Income		
Treasury trading	$ 69	$ 58
SGIA investment portfolio	34	12
Total non-interest income	103	70
Total trading and investment income	**$149**	**$126**

Total treasury trading income, incorporating both net interest income and non-interest income, was $103 million in fiscal 2007, unchanged from $103 million in fiscal 2006. Total trading income from the mortgage insurance investment portfolio ("SGIA") was $46 million in fiscal 2007, compared to $23 million in fiscal 2006. The higher level in fiscal 2007 reflects positive equity markets. The mortgage insurance business also derived $8 million of dividend income during fiscal 2007, compared with $6 million in fiscal 2006.

Non trading derivatives—Non trading derivatives represent the impact of hedge ineffectiveness and the fair value movement in our DCS and related swaps. We redeemed the DCS in June 2007.

The non trading derivatives gain was $13 million for fiscal 2007 compared to a $14 million gain in fiscal 2006.

Product fees and commissions—Product fees and commissions income increased by 11.0% to $596 million in fiscal 2007 compared to $537 million in fiscal 2006.

Lending—fees increased by 18.9% to $151 million in fiscal 2007 from $127 million in fiscal 2006. This reflects both residential and business lending balance growth and the full year impact of increased fees to align with the market, effective from July 1, 2006 on unsecured and residential loan portfolios.

Deposits and other accounts—fees increased by 9.1% to $227 million in fiscal 2007 from $208 million in fiscal 2006, reflecting growth in transaction accounts.

Electronic banking—fees increased by 7.9% to $218 million in fiscal 2007 from $202 million in fiscal 2006. This reflects increased transaction volumes and revised pricing on certain transactions and servicing fees to align with the market, effective from July 1, 2006.

Managed funds fees—Fee income from managed funds increased by 16.5% to $296 million in fiscal 2007 from $254 million in fiscal 2006. The increase is due to strong growth of 26.7% in managed funds to $49.7 billion since September 30, 2006. This growth reflects strong net inflows of funds, government changes to superannuation legislation, positive investment market returns, deeper product penetration across the customer base and higher distribution productivity.

Net profit on disposal of land and buildings—Our ongoing branch sale and leaseback program generated a profit of $10 million for fiscal 2007, compared to $7 million on our branch sale and leaseback and $41 million on the sale and leaseback of our head office building in Kogarah in fiscal 2006.

Profit on sale of businesses—We recognized a $3 million profit on the sale of our factoring business in September 2007.

Profit on sale of shares—We recognized an $8 million pre-tax profit on the sale of our equity investment in Mastercard.

Other income—Other income increased to $19 million in fiscal 2007, compared with $14 million in fiscal 2006, mainly due to concessional taxation benefits recognized during the year on qualifying computer software development expenditure.

Fiscal 2006 compared with fiscal 2005

Non-interest income for fiscal 2006 was $994 million, an increase of $6 million, or 0.6% over $988 million in fiscal 2005 (statutory AIFRS basis). Non-interest income for fiscal 2006 increased by $134 million or 15.6% over $860 million in fiscal 2005 (full AIFRS basis).

Trading and investment income—Trading generates net interest income and non-interest income. Details of trading income for fiscal 2006 and fiscal 2005 are as follows:

(In millions)	Fiscal year ended September 30, 2006	2005(1)
Net interest income		
Treasury trading	$ 45	$ 57
SGIA investment portfolio	11	8
Total net interest income	$ 56	$ 65
Non-interest income		
Treasury trading	$ 58	$ 35
SGIA investment portfolio	12	25
Total non-interest income	70	60
Total trading and investment income	**$126**	**$125**

(1) Fiscal 2005 (full AIFRS basis) includes management's estimates of the effects of AASB 132 and AASB 139.

Total treasury trading income was $103 million in fiscal 2006, compared with $92 million for fiscal 2005, reflecting favorable market conditions. Total income from St.George Insurance's investment portfolio was $23 million in fiscal 2006, compared with $33 million in fiscal 2005, reflecting reduced returns from equity investments.

Non trading derivatives—Non trading derivatives represents the impact of hedge ineffectiveness and the fair value movement in the bank's DCS and related swaps.

The non trading derivatives gain was $14 million for fiscal 2006 compared to a loss of $15 million in fiscal 2005 (full AIFRS basis).

Product fees and commissions—Product fees and commissions income increased by 7.8% to $537 million in fiscal 2006 from $498 million in fiscal 2005.

Lending fees—increased by 27.0% to $127 million in fiscal 2006 from $100 million in fiscal 2005. This reflects both higher lending volumes and the impact of increased fees to align with market, effective from July 1, 2006 on unsecured and residential loan portfolios.

Deposits and other accounts—fees decreased by 1.4% to $208 million in fiscal 2006 from $211 million in fiscal 2005.

Electronic banking—fees increased by 8.0% to $202 million in fiscal 2006 from $187 million in fiscal 2005. This reflects increased transaction volumes and revised pricing on certain transactions and servicing fees to align with the market, effective from July 1, 2006.

Managed funds fees—Fee income from managed funds increased by 13.9% to $254 million in fiscal 2006 compared to $223 million in fiscal 2005. The increase is due to strong growth of 20.3% in managed funds to $39.3 billion at September 30, 2006 from $32.6 billion at September 30, 2005. This growth reflects strong net inflows of funds and continued strength of investment markets.

Net profit on disposal of land and buildings—A net profit on sale of $7 million was recognized in relation to our ongoing branch sale and leaseback program and a profit of $41 million was recognized on the sale and leaseback of our head office at Kogarah.

Profit on sale of shares—A profit of $10 million was recognized during fiscal 2006 on the sale of shares, compared to $4 million in fiscal 2005. This primarily comprises an $8 million gain on the sale of the bank's equity interest in Ascalon completed in first half 2006.

Other income—Other income was stable at $14 million in fiscal 2006 compared to fiscal 2005.

Managed funds

Our managed funds comprise funds under management, funds under administration and funds under advice.

	Half year ended March 31,		Fiscal year ended September 30,		
(In millions)	2008	2007	2007	2006	2005
Income					
Managed funds fees	$ 143	$ 142	$ 296	$ 254	$ 223
Managed funds					
Funds under administration (Asgard)	33,270	32,934	37,347	29,040	23,443
Funds under management	7,323	8,007	8,489	7,123	6,462
Funds under advice	3,300	3,370	3,909	3,105	2,737
Total managed funds	$43,893	$44,311	$49,745	$39,268	$32,642

2008 half year compared with 2007 half year

Despite the negative performance of Australian equity markets, managed funds were only marginally lower at $43.9 billion at March 31, 2008 compared to $44.3 billion at March 31, 2007. Asgard's funds under administration rose by 1.0% to $33.3 billion at March 31, 2008 compared to $32.9 billion at March 31, 2007. Managed funds gross inflows grew by 4.7% in the 2008 half year compared to the 2007 half year.

Funds under management were $7.3 billion at March 31, 2008 compared to $8.0 billion at March 31, 2007, which relates to Advance Funds Management, an established investment packaging business. Funds under advice (Financial Planning and Private Bank) were $3.3 billion at March 31, 2008 compared to $3.4 billion at March 31, 2007.

Fiscal 2007 compared with fiscal 2006

Managed funds rose by 26.7% to $49.7 billion at September 30, 2007 from $39.3 billion at September 30, 2006. Asgard's funds under administration rose by 28.6% to $37.3 billion at September 30, 2007 compared to $29.0 billion at September 30, 2006. This growth reflects strong demand due to government changes to the taxation of superannuation contributions and benefits, together with increased productivity in distribution and greater product penetration across the customer base.

Funds under management grew by 19.2% to $8.5 billion at September 30, 2007 compared to $7.1 billion at September 30, 2006. Funds under advice (Financial Planning and Private Bank) grew by 25.9% to $3.9 billion at September 30, 2007 compared to $3.1 billion at September 30, 2006.

Fiscal 2006 compared with fiscal 2005

Managed funds rose by 20.3% to $39.3 billion at September 30, 2006 compared to $32.6 billion at September 30, 2005. Asgard's funds under administration rose by 23.9% to $29.0 billion at September 30, 2006 compared to $23.4 billion at September 30, 2005. This growth reflects favorable equity markets and sustained investor confidence together with expanded distribution channels and product innovation.

The growth in Asgard's funds under administration reflects increased sales, strong equity markets, low redemption rates and benefits from the removal of the superannuation surcharge.

Funds under management grew by 10.2% to $7.1 billion which relates to Advance Funds Management which is an established product packaging business.

Operating expenses

	Half year ended March 31,		Fiscal year ended September 30,		
(In millions, except as indicated)	2008	2007	2007	2006	2005[1]
Staff expenses					
Salaries and wages	$ 328	$ 322	$ 652	$ 592	$ 549
Contractors' fees	10	2	7	5	9
Superannuation contributions	33	29	60	54	46
Payroll tax	23	21	42	39	35
Fringe benefits tax	1	3	7	7	9
Share based compensation	8	7	12	12	13
Restructuring charge	43	–	–	16	–
Other[2]	18	13	28	26	24
Total staff expenses	**$ 464**	**$ 397**	**$ 808**	**$ 751**	**$ 685**
Computer and equipment expenses					
Depreciation of computer equipment	$ 17	$ 18	$ 35	$ 38	$ 40
Amortisation of intangible assets	19	16	31	32	38
Impairment of intangible assets	–	–	–	32	16
Rental on operating leases	1	2	4	7	9
Other[3]	35	38	77	71	69
Total computer and equipment expenses	**$ 72**	**$ 74**	**$ 147**	**$ 180**	**$ 172**
Occupancy expenses					
Depreciation of furniture, fittings and leasehold improvements	$ 15	$ 13	$ 26	$ 29	$ 27
Rental on operating leases	44	42	86	68	70
Other[4]	21	19	42	44	41
Total occupancy costs	**$ 80**	**$ 74**	**$ 154**	**$ 141**	**$ 138**

(In millions, except as indicated)	Half year ended March 31, 2008	2007	Fiscal year ended September 30, 2007	2006	2005[1]
Administration expenses					
Advertising and public relations	$ 26	$ 30	$ 59	$ 48	$ 46
Consultants	15	7	22	21	30
Fees and commissions	18	16	32	26	28
Postage	10	10	20	21	18
Printing and stationery	17	18	36	37	36
Subscription and levies	6	5	10	9	8
Telephone	5	5	10	10	9
Other[5]	46	47	92	97	109
Total administration expenses	**143**	**138**	**281**	**269**	**284**
Total operating expenses[6]	**$ 759**	**$ 683**	**$1,390**	**$1,341**	**$1,279**
Operating expenses to operating income ratio (%)[7][8]	42.95	42.40	42.31	44.60	45.92
Operating expenses to average assets ratio (%)[8][9]	1.16	1.25	1.22	1.35	1.45

(1) There are no differences impacting operating expenses on transition from fiscal 2005 (statutory AIFRS basis) to fiscal 2005 (full AIFRS basis). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Reconciliation of fiscal 2005 (statutory AIFRS basis) to fiscal 2005 (full AIFRS basis)".

(2) Other staff expenses primarily comprise recruitment fees, workers compensation insurance and staff welfare expenses.

(3) Other computer and equipment costs primarily comprise software and hardware maintenance and data line communication costs.

(4) Other occupancy costs primarily comprise management fees paid for property facility management and security services.

(5) Other administration expenses primarily comprise audit and related service fees, legal services, travel costs, non-lending losses and financial charges.

(6) Total operating expenses exclude discontinued operations.

(7) 2005 ratio is operating expenses divided by operating income (Statutory AIFRS basis).

(8) Ratios have been presented on an annualized basis for the 2008 and 2007 half years.

(9) Operating expenses divided by average total assets.

2008 half year compared with 2007 half year

Total operating expenses—Operating expenses are classified into the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses were $759 million for the 2008 half year compared to $683 million for the 2007 half year, an increase of 11.1%. Total operating expenses for the 2008 half year, excluding restructure costs of $43 million, were $716 million, an increase of 4.8% over the 2007 half year. These results reflect cost management initiatives and continued investment in the distribution network, technology systems and the brand to drive future growth and operating efficiencies. Risk management processes continue to be enhanced in connection with the implementation of Basel II and our anti-money laundering program. This program is designed to improve and strengthen Australia's current anti-money laundering and counter-terrorism systems in line with international standards.

We launched a business optimization program during the 2008 half year. The program involves centralization of specialist head office functions, renegotiation of supplier contracts and review

of information technology projects. Cost savings of $16 million are expected to be realized in the second half of 2008. We also recognized a $43 million restructuring provision ($30 million after tax) in respect of restructuring certain business support processes. This amount has been recognized as a significant item and is expected to deliver further operating efficiencies in the 2008 and 2009 years.

Staff expenses—Staff expenses increased by $24 million or 6.0% to $421 million (excluding the restructuring charge of $43 million) for the 2008 half year compared to $397 million for the 2007 half year. This increase includes an average wage increase of 4% effective October 1, 2007, and increased staff across retail, business banking and financial planning businesses to deliver on our strategic growth priorities. Total staff increased by 284 to 8,173 from 7,889 at March 31, 2007 on a full time equivalent basis (excluding Scottish Pacific).

Computer and equipment costs—Computer costs of $72 million for the 2008 half year were lower compared to $74 million for the 2007 half year. The balance of deferred expenditure at March 31, 2008 was $158 million compared to $118 million at March 31, 2007. Investments during the 2008 half year included the development of a new credit card processing platform and investment in technology platforms to support business banking.

Occupancy costs—Occupancy costs increased by $6 million or 8.1% to $80 million for the 2008 half year from $74 million for the 2007 half year, primarily reflecting new branches opened and the expansion of our ATM network through our partnership with BP. Total branches increased to 400 at March 31, 2008 from 390 at March 31, 2007. The number of ATMs increased to 1,129 at March 31, 2008 from 879 at March 31, 2007.

Administration expenses—Administration costs increased by $5 million to $143 million for the 2008 half year compared to $138 million for the 2007 half year. This increase primarily relates to additional expenditure on consultants in connection with the implementation of Basel II and Anti Money Laundering requirements.

Fiscal 2007 compared with fiscal 2006

Total operating expenses—Total operating expenses were $1,390 million for fiscal 2007, an increase of 3.7% compared to $1,341 million in fiscal 2006. Excluding significant items in relation to restructuring costs and impairment of intangible assets recognized in fiscal 2006, total operating expenses were $1,390 million in fiscal 2007, an increase of 7.5% over $1,293 million in fiscal 2006. These results reflect prudent cost management together with continued investment in the bank's strategic initiatives to drive future growth. This investment comprises increasing customer facing staff, new branches and enhancing risk management disciplines.

Staff expenses—Staff expenses increased by $73 million or 9.9% to $808 million in fiscal 2007 compared to $735 million in fiscal 2006, excluding the impact of restructuring costs recognized in fiscal 2006. This increase includes an average wage increase of 4%, effective October 1, 2006 and increased staff to drive interstate expansion, strong growth in the middle market segment and ongoing enhancements to risk management processes to achieve accreditation for the advanced Basel II approaches. Total staff increased to 8,074 from 7,790 on a full time equivalent basis (excluding the non-continuing Scottish Pacific and St.George Bank New Zealand businesses), an increase of 3.6%.

Computer and equipment costs—Computer costs of $147 million in fiscal 2007 were lower compared to $148 million in fiscal 2006, excluding the impact of impairment of intangible assets recognized in fiscal 2006. The balance of deferred expenditure at September 30, 2007 was $137 million, compared with $104 million at September 30, 2006. Investments during the year included redesigning the bank's internet banking platform, upgrading Asgard's client desktop interface, and enhancing contact centre systems and processes.

Occupancy costs—Occupancy costs increased by $13 million or 9.2% to $154 million in fiscal 2007 compared to $141 million in fiscal 2006, primarily reflecting increased costs associated with the sale and leaseback of the bank's Kogarah head office in September 2006 and new branches opened during the year. Total branches increased to 399 at September 30, 2007 from 390 at September 30, 2006.

Administration expenses—Administration costs increased by $12 million to $281 million in fiscal 2007 from $269 million in fiscal 2006. This increase primarily relates to additional investment incurred in our brand advertising and product marketing campaigns in the first half of fiscal 2007 to drive business growth.

Fiscal 2006 compared to fiscal 2005

Total operating expenses—Total operating expenses were $1,341 million for fiscal 2006, an increase of 4.8% compared to $1,279 million in fiscal 2005. Excluding the impact of significant items in relation to restructure costs and impairment of intangible assets, total operating expenses were $1,293 million in fiscal 2006, an increase of 2.4% over $1,263 million in fiscal 2005. These results reflect tight cost control, together with disciplined investment in future growth by increasing staff in customer facing functions.

Staff expenses—Staff expenses increased by $50 million or 7.3% to $735 million in fiscal 2006 (excluding restructuring charges) from $685 million in fiscal 2005. This increase includes an average wage increase of 4.3%, effective October 1, 2005 and increased staff to drive the bank's growth in Victoria, Queensland, Western Australia and Middle Market segments. Staff numbers have also been increased in risk management functions.

Computer and equipment costs—Computer costs, excluding impairment of intangibles, decreased by $8 million or 5.1% to $148 million in fiscal 2006 from $156 million in fiscal 2005. The decrease is primarily due to a $6 million reduction in the amortization of intangible assets relating to computer software. The balance of deferred expenditure at September 30, 2006 was $104 million, compared to $107 million at September 30, 2005.

Occupancy costs—Occupancy costs increased by $3 million or 2.2% to $141 million, reflecting increased costs associated with security and leasing.

Administration expenses—Administration costs decreased by $15 million to $269 million in fiscal 2006 compared to $284 million in fiscal 2005. This reflects tight cost control and a lower level of expenditure on consultancy fees and other costs relating to AIFRS projects and a reduction in non-lending losses.

Loan impairment expense

	Half year ended March 31,		Fiscal year ended September 30,			
(In millions, except as indicated)	2008	2007	2007	2006	2005(1)	2005(2)
Specific provisions (net of recoveries)						
Residential loans	$ 4	$ 10	$ 15	$ 9	$ 1	$ 1
Consumer loans	48	50	98	76	59	59
Margin loans	20	–	–	–	–	–
Commercial loans	24	18	42	36	38	38
Other	–	–	–	–	2	2
Total	96	78	155	121	100	100
Collective provision	22	15	23	23	9(3)	27
Loan impairment expenses	$ 118	$ 93	$ 178	$ 144	$ 109	$ 127
Movement in general reserve for credit losses						
—AIFRS transition adjustments	–	–	–	68	–	–
—APRA transition adjustment	–	–	–	42	–	–
—movement during period	26	13	36	7	–	–
Total movement in general reserve for credit losses	26	13	36	117	–	–
Loan impairment expense:						
As a percentage of average gross loans	0.22%	0.20%	0.18%	0.17%	0.16%	0.17%
As a percentage of average risk weighted assets(4)	0.35%	0.34%	0.31%	0.28%	0.23%	0.27%
As a percentage of average assets	0.18%	0.17%	0.16%	0.14%	0.12%	0.14%

(1) Fiscal 2005 (statutory AIFRS basis), as contained in our 2006 financial statements, excludes the effect of AASB 132 and AASB 139, which we adopted with effect from October 1, 2005.

(2) Fiscal 2005 (full AIFRS basis) includes management's estimates of the effects of AASB 132 and AASB 139.

(3) For fiscal 2005 (statutory AIFRS basis), the $9 million is the general provision for the year, however this amount has been included in the collective provision above for comparability.

(4) Risk weighted assets are calculated in accordance with capital adequacy guidelines issued by APRA. See "Supervision and Regulation—Banking—Capital Adequacy".

2008 half year compared with 2007 half year

The loan impairment charge was $118 million for the 2008 half year compared to $93 million for the 2007 half year. Loan impairment expense as a percentage of average gross loans was 0.22% for the 2008 half year compared to 0.20% for the 2007 half year.

The specific provision charge was $96 million for the 2008 half year compared to $78 million for the 2007 half year. The charge was impacted by a $20 million specific provision recognized on a margin lending loan during the 2008 half year. Both consumer loan and residential loan specific provision charges improved during the 2008 half year when compared to the 2007 half year.

Overall loan losses remain low, reflecting prudent lending policies and the low risk business mix of the lending portfolio.

The collective provision charge was $22 million for the 2008 half year compared to $15 million for the 2007 half year. The increase primarily relates to portfolio growth and loan risk rating downgrades on certain commercial loans. Over 90% of our commercial lending portfolio is secured and has a low loan to valuation ratio as at March 31, 2008. The collective provision charge benefited from an improvement in unsecured consumer loan and home loan arrears.

The general reserve for credit losses increased by $26 million during the 2008 half year, reflecting strong growth in risk weighted assets.

At March 31, 2008 the general reserve for credit losses of $179 million together with the $172 million eligible portion of the collective provision not related to incurred losses (after tax), represented 0.5% of risk weighted assets.

Fiscal 2007 compared with fiscal 2006

The loan impairment charge was $178 million in fiscal 2007 compared to $144 million in fiscal 2006. This comprised a collective provision charge of $23 million and a specific provision charge of $155 million.

The specific provision charge was $155 million in fiscal 2007 compared to $121 million in fiscal 2006. The higher charge of $15 million for residential loans in fiscal 2007 was in line with market and is off a low base of $9 million in fiscal 2006.

The increased charge of $98 million for consumer loans in fiscal 2007 compared to fiscal 2006 reflects growth in the consumer loan portfolio and consumer spending behavior.

The specific provision charge for commercial loans increased to $42 million for fiscal 2007 from $36 million in fiscal 2006 due to a lower level of recoveries.

The collective provision charge was $23 million in fiscal 2007, which remained steady compared to $23 million in fiscal 2006. The collective loan provision relates to loans that are found not to be individually impaired.

Movements in the general reserve for credit losses are typically due to strong growth in our risk weighted assets and also due to fluctuations in the eligible portion of the collective provision, to ensure the 0.5% provisioning benchmark is maintained. The general reserve for credit losses increased by $36 million during the year, primarily reflecting strong growth in risk weighted assets and a lower level of securitization undertaken during the year.

At September 30, 2007, the general reserve for credit losses of $153 million together with the $160 million portion of the collective provision not relating to incurred losses (after tax), represented 0.5% of risk weighted assets.

Fiscal 2006 compared with fiscal 2005

The loan impairment expense was $144 million in fiscal 2006, an increase of $35 million, or 32.1% over $109 million in fiscal 2005 (statutory AIFRS basis). The loan impairment expense for fiscal 2006 increased by $17 million, or 13.4% compared to $127 million in fiscal 2005 (full AIFRS basis).

The specific provision charge was $121 million in fiscal 2006 compared to $100 million in fiscal 2005 (statutory AIFRS basis). The increase in loan losses on residential loans was primarily attributable to the impact of falling property prices. The increase in unsecured consumer loan write-offs was due to growth in the portfolio, consumer spending behavior and the adoption in the September 2006 half year of an earlier timeframe for transferring problem loans between collective and specific provisions.

The collective provision charge decreased by $4 million in fiscal 2006 to $23 million from $27 million in fiscal 2005 (full AIFRS basis), primarily due to the adoption of an earlier timeframe for the recognition of specific provisions for unsecured consumer loans.

The general reserve for credit losses increased by $117 million during the year due to the following factors:

- At October 1, 2005, in accordance with APRA's AIFRS then-proposed requirements for loan provisioning, we established a $68 million general reserve for credit losses. At this date, the after tax balance of the collective provision and the general reserve for credit losses represented 0.5% of risk weighted assets.
- In July 2006, following the finalization of APRA's AIFRS loan loss provisioning requirements, we increased the general reserve for credit losses by $42 million. Under APRA's final rules, $60 million of the collective provision ($42 million after tax equivalent) was deemed to represent a provision for incurred losses rather than future credit losses from unidentified sources. As a result, $60 million of the collective provision was not eligible for inclusion when calculating APRA's 0.5% risk weighted assets loan provisioning requirement.
- The general reserve for credit losses increased by a further $7 million during fiscal 2006 primarily due to the growth in risk weighted assets.

At September 30, 2006, the general reserve for credit losses of $117 million together with $148 million portion of the collective provision not related to incurred losses (after tax), represented 0.5% of risk weighted assets.

Income tax expense

	Half year ended March 31,		Fiscal year ended September 30,			
(In millions, except as indicated)	2008	2007	2007	2006	2005[1]	2005[2]
Income tax expense						
Current tax expense:						
—Current year	$ 224	$ 264	$ 588	$ 489	$ 431	$ 431
—Adjustments for prior years	113	(3)	(1)	3	–	–
Deferred tax expense						
—Origination and reversal of temporary differences	24	(11)	(62)	(47)	(18)	(32)
Total income tax expense in income statements	$ 361	$ 250	$ 525	$ 445	$ 413	$ 399

(In millions, except as indicated)	Half year ended March 31, 2008	2007	Fiscal year ended September 30, 2007	2006	2005[(1)]	2005[(2)]
Reconciliation of income tax expense to prima facie tax payable						
Profit before tax—continuing operations	$ 890	$ 835	$ 1,717	$ 1,522	$ 1,396	$ 1,310
Profit before tax—discontinued operations	–	–	–	(13)	(10)	(10)
Profit before tax	890	835	1,717	1,509	1,386	1,300
Prima facie income tax calculated at 30% of profit before tax	267	251	515	453	416	390
Increase in income tax expense due to:						
Preference dividends classified as interest expense	5	6	10	11	–	15
Tax losses not recognised	–	–	–	4	3	3
Share based payments expense	2	2	4	4	4	4
Non-deductible expenditure on redemption of DCS	–	–	6	–	–	–
Goodwill impairment	–	–	–	–	1	1
General provisions for doubtful debts	–	–	–	–	3	–
Under provision for income tax in prior year	113	–	–	3	–	–
Other	1	–	3	2	1	–
Decrease in income tax expense due to:						
Non assessable income	(2)	(2)	(2)	–	–	–
Deduction allowable on shares issued to employees	(1)	(1)	(2)	(2)	(2)	(2)
Net difference between accounting and tax on sale of assets	1	–	(4)	(28)	(9)	(9)
Rebatable dividends	(1)	(1)	(2)	(2)	(2)	(2)
Recognition of capital gains tax losses	(5)	–	–	–	–	–
Recognition of tax losses	(10)	–	–	–	–	–
Tax consolidation benefit	(8)	–	–	–	–	–
Overprovision for income tax in prior year	–	(3)	(1)	–	–	–
Other	(1)	(2)	(2)	–	(2)	(1)
Total income tax expense	**$ 361**	**$ 250**	**$ 525**	**$ 445**	**$ 413**	**$ 399**
Effective tax rate	40.6%	29.9%	30.6%	29.5%	29.8%	30.7%

(1) Fiscal 2005 (statutory AIFRS basis), as contained in our 2006 financial statements, excludes the effect of AASB 132 and AASB 139, which we adopted with effect from October 1, 2005.

(2) Fiscal 2005 (full AIFRS basis) includes management's estimates of the effects of AASB 132 and AASB 139.

The income tax expense for the 2008 half year, 2007 half year, fiscal 2007, fiscal 2006 and fiscal 2005 was $361 million, $250 million, $525 million, $445 million and $413 million, respectively, representing effective tax rates of 40.6%, 29.9%, 30.6%, 29.5% and 29.8% for those periods. Fiscal 2005 (full AIFRS basis) income tax expense was $399 million, representing an effective tax rate of 30.7%. The higher effective tax rate for the 2008 half year is primarily due to the recognition of a $117 million charge following the decision by the Federal Court of Australia that certain interest deductions for the tax years between 1998 to 2003 in respect of subordinated debentures issued as part of the DCS transaction were not tax deductible.

Segmental results

The following table shows our segmental results for the period indicated:

(In millions, except as indicated)	Retail bank	Institutional & business Banking	Bank SA	Wealth management	Other	Consolidated
Half year ended March 31, 2008						
Net interest income	$ 594	$ 370	$ 179	$ 49	$ –	$1,192
Non-interest income	198	94	47	154	5	498
Significant items income	–	–	–	–	77	77
Total income	**$ 792**	**$ 464**	**$ 226**	**$ 203**	**$ 82**	**$1,767**
Loan impairment expense	$ 66	$ 23	$ 8	$ 21	$ –	$ 118
Operating expenses	376	147	91	102	–	716
Significant items expense	–	–	–	–	43	43
Total segment expenses	442	170	99	123	43	877
Profit before tax	$ 350	$ 294	$ 127	$ 80	$ 39	$ 890
Expense to income ratio	47.5%	31.7%	40.3%	50.2%		
Half year ended March 31, 2007						
Net interest income	$ 572	$ 298	$ 162	$ 46	$ –	$1,078
Non-interest income	249	80	46	152	6	533
Total income	**$ 821**	**$ 378**	**$ 208**	**$ 198**	**$ 6**	**$1,611**
Loan impairment expense	$ 73	$ 12	$ 7	$ 1	$ –	$ 93
Operating expenses	370	131	86	96	–	683
Total segment expenses	443	143	93	97	–	776
Profit before tax	$ 378	$ 235	$ 115	$ 101	$ 6	$ 835
Expense to income ratio	45.1%	34.7%	41.3%	48.5%		
Year ended September 30, 2007						
Net interest income	$ 1,152	$ 619	$ 328	$ 94	$ –	$2,193
Non-interest income	505	166	96	312	13	1,092
Total income	**$ 1,657**	**$ 785**	**$ 424**	**$ 406**	**$ 13**	**$3,285**
Loan impairment expense	$ 140	$ 26	$ 11	$ 1	$ –	$ 178
Operating expenses	750	273	172	195	–	1,390
Total segment expenses	890	299	183	196	–	1,568
Profit before tax	$ 767	$ 486	$ 241	$ 210	$ 13	$1,717
Expense to income ratio	45.3%	34.8%	40.6%	48.0%		

(In millions, except as indicated)	Retail bank	Institutional & business Banking	Bank SA	Wealth management	Other	Consolidated
Year ended September 30, 2006						
Net interest income	$ 1,074	$ 562	$ 303	$ 74	$ –	$2,013
Non-interest income	447	131	82	279	14	953
Significant items income	–	–	–	–	41	41
Total income	**$ 1,521**	**$ 693**	**$ 385**	**$ 353**	**$ 55**	**$3,007**
Loan impairment expense	105	29	9	1	–	144
Operating expenses	707	246	162	178	–	1,293
Significant items expense	–	–	–	–	48	48
Total segment expenses	812	275	171	179	48	1,485
Profit before tax	$ 709	$ 418	$ 214	$ 174	$ 7	$1,522
Expense to income ratio	46.5%	35.5%	42.1%	50.4%		
Year ended September 30, 2005[1]						
Net interest income	$ 1,057	$ 409	$ 267	$ 64	$ –	$1,797
Non-interest income	366	258	90	258	–	972
Significant items income	–	–	–	–	16	16
Total income	**$ 1,423**	**$ 667**	**$ 357**	**$ 322**	**$ 16**	**$2,785**
Loan impairment expense	$ 67	$ 29	$ 9	$ 4	$ –	$ 109
Operating expenses	695	237	159	172	–	1,263
Significant items expense	–	–	–	–	16	16
Goodwill impairment	–	–	–	–	4	4
Total segment expenses	762	266	168	176	20	1,392
Share of profit of investment in associates	–	3	–	–	–	3
Profit before tax	$ 661	$ 404	$ 189	$ 146	$ (4)	$1,396
Expense to income ratio	48.8%	35.5%	44.5%	53.4%		
Year ended September 30, 2005[2]						
Net interest income	$ 985	$ 529	$ 279	$ 64	$ –	$1,857
Non-interest income	405	119	73	251	(15)	833
Significant items income	–	–	–	–	27	27
Total income	**$ 1,390**	**$ 648**	**$ 352**	**$ 315**	**$ 12**	**$2,717**

(In millions, except as indicated)	Retail bank	Institutional & business Banking	Bank SA	Wealth management	Other	Consolidated
Loan impairment expense	$ 86	$ 35	$ 7	$ (1)	$ –	$ 127
Operating expenses	695	237	159	172	–	1,263
Significant items expense	–	–	–	–	16	16
Goodwill impairment	–	–	–	–	4	4
Total segment expenses	781	272	166	171	20	1,410
Share of profit of investment in associates	–	3	–	–	–	3
Profit before tax	$ 609	$ 379	$ 186	$ 144	$ (8)	$1,310
Expense to income ratio	50.0%	36.6%	45.2%	54.6%		

(1) Fiscal 2005 (statutory AIFRS basis), as contained in our 2006 financial statements, excludes the effect of AASB 132 and AASB 139, which we adopted with effect from October 1, 2005.

(2) Fiscal 2005 (full AIFRS basis) includes management's estimates of the effects of AASB 132 and AASB 139.

Retail Bank

2008 half year compared with 2007 half year

Retail Bank's contribution to profit before tax decreased by 7.4% to $350 million for the 2008 half year compared to $378 million for the 2007 half year as a result of a $29 million loss from SGIA and higher funding costs.

Net interest income increased by 3.8% to $594 million for the 2008 half year compared to $572 million for the 2007 half year reflecting growth in home loans and strong growth in retail deposits. Net interest income has, however, been impacted by the widening spread between official cash rates and the 90 day bank bill rate, despite our lending re-pricing initiatives.

Non-interest income decreased by 20.5% to $198 million for the 2008 half year compared to $249 million for the 2007 half year. Non-interest income was primarily impacted by a negative contribution from SGIA during the 2008 half year that is $49 million lower compared to the 2007 half year. In the 2007 half year, a $7 million gain on the sale of Mastercard shares in its initial public offering was recognized.

Operating expenses were effectively controlled, increasing by 1.6% to $376 million for the 2008 half year from $370 million for the 2007 half year. The expense to income ratio was 47.5% for the 2008 half year compared to 45.1% for the 2007 half year, primarily due to the fall in total income during the 2008 half year.

Loan impairment expense fell to $66 million for the 2008 half year compared to $73 million for the 2007 half year, reflecting a downward trend in residential and unsecured consumer loan arrears levels.

Fiscal 2007 compared with fiscal 2006

The Retail Bank's contribution to profit before tax grew to $767 million in fiscal 2007, an increase of 8.2% from $709 million in fiscal 2006.

Net interest income increased by 7.3% to $1,152 million in fiscal 2007 compared with $1,074 million in fiscal 2006, reflecting growth in home loans, retail deposits and strong growth in consumer loans.

Non-interest income increased by 13.0% to $505 million fiscal 2007 compared with $447 million in fiscal 2006, reflecting the benefit from revised pricing on retail lending and deposit products in the second half of fiscal 2006. Non-interest income in fiscal 2007 was also impacted by the increased contribution from our mortgage insurance business and the sale of our Mastercard investment.

Operating expenses increased by 6.1% to $750 million in fiscal 2007 compared to $707 million in fiscal 2006. This reflects investment in branches and increasing customer facing staff and is partly offset by cost reductions attributable to the wind down of St.George Bank New Zealand in the second half of fiscal 2006. The expense to income ratio fell to 45.3% in fiscal 2007 from 46.5% in fiscal 2006.

Loan impairment expense was $140 million in fiscal 2007 compared to $105 million in fiscal 2006, reflecting growth in lending and increased provisioning primarily on unsecured personal loans and to a lesser extent on residential loans. Arrears levels on unsecured consumer loans in the Retail Bank improved in second half 2007.

Fiscal 2006 compared with fiscal 2005

The Retail Bank's contribution to profit before tax grew to $709 million in fiscal 2006, an increase of 7.3% over to $661 million in fiscal 2005 (statutory AIFRS basis). The Retail Bank's contribution to profit before tax as adjusted on a fiscal 2005 (full AIFRS basis) was $609 million.

Net interest income increased by 1.6% to $1,074 million in fiscal 2006 compared with $1,057 million in fiscal 2005 (statutory AIFRS basis), reflecting the underlying growth in home loans and consumer loans together with improved margins on retail deposits. Net interest income as adjusted on a fiscal 2005 (full AIFRS basis) was $985 million.

Non-interest income increased by 22.1% to $447 million in fiscal 2006 from $366 million in fiscal 2005 (statutory AIFRS basis), reflecting the growth in deposits and the increased fees from July 1, 2006. Non-interest income as adjusted on a fiscal 2005 (full AIFRS basis) was $405 million.

Operating expenses were effectively controlled during the year, increasing only slightly to $707 million in fiscal 2006 from $695 million in fiscal 2005. This was mainly due to cost reductions during the wind down of the New Zealand joint venture, which was exited late in the financial year. Process efficiencies were also realized within back-office areas. The expense to income ratio fell to 46.5% in fiscal 2006 from 50.0% in fiscal 2005 (full AIFRS basis) and from 48.8% in fiscal 2005 (statutory AIFRS basis).

Loan impairment expense was $105 million in fiscal 2006 compared to $67 million in fiscal 2005 (statutory AIFRS basis), reflecting increased provisioning on unsecured consumer and residential loans. Loan impairment expense as adjusted on a fiscal 2005 (full AIFRS basis) was $86 million.

Institutional & business banking ("IBB")

2008 half year compared with 2007 half year

IBB's contribution to profit before tax was $294 million for the 2008 half year compared to $235 million for the 2007 half year, an increase of 25.1%. IBB comprises the middle market segment, auto and equipment lending and financial markets. There has been strong growth in middle market receivables during the 2008 half year, assisted by increases in the number of relationship managers, interstate expansion and the industry leading customer satisfaction position held by St.George in this segment.

Net interest income increased by 24.2% to $370 million for the 2008 half year compared to $298 million for the 2007 half year, reflecting strong growth in commercial loans and business deposits during the half year.

Non-interest income increased by 17.5% to $94 million for the 2008 half year compared to $80 million for the 2007 half year, reflecting strong lending, and business deposit growth together with an increased contribution from treasury trading activities.

Operating expenses increased by 12.2% to $147 million for the 2008 half year compared to $131 million for the 2007 half year. The increase is due to investment in the number of relationship managers and interstate expansion. The expense to income ratio decreased to 31.7% for the 2008 half year from 34.7% for the 2007 half year.

Loan impairment expense increased to $23 million for the 2008 half year compared to $12 million for the 2007 half year, reflecting strong growth in the middle market loan portfolio and an increase in the rate of downgrades to loan credit risk grades.

Fiscal 2007 compared with fiscal 2006

IBB's contribution to profit before tax was $486 million in fiscal 2007, an increase of 16.3% over $418 million in fiscal 2006. There has been strong growth in middle market segment receivables during the year, assisted by increases in the number of relationship managers, interstate expansion and the industry leading customer satisfaction position held by St.George in this segment.

Net interest income increased by 10.1% to $619 million in fiscal 2007 compared to $562 million in fiscal 2006, reflecting strong growth in commercial loans during the year, partly offset by reduced lending spreads on low risk larger size commercial loans and the competitive environment, and a reduction in net interest income on trading activities.

Non-interest income increased by 26.7% to $166 million in fiscal 2007 from $131 million in fiscal 2006, reflecting strong lending and business deposit growth and increased treasury trading income. The larger component of the contribution from treasury trading income is related to customer generated activity.

Operating expenses increased by 11.0% to $273 million in fiscal 2007 compared to $246 million in fiscal 2006. The increase is due to investment in the number of relationship managers and interstate expansion. The expense to income ratio decreased to 34.8% from 35.5% in fiscal 2006.

Loan impairment expense decreased to $26 million compared to $29 million in fiscal 2006 reflecting the quality of the commercial loan portfolio.

Fiscal 2006 compared with fiscal 2005

IBB's contribution to profit before tax was $418 million in fiscal 2006, an increase of 3.5% over $404 million in fiscal 2005 (statutory AIFRS basis). Contribution to profit before tax as adjusted on a fiscal 2005 (full AIFRS basis) was $379 million. There has been strong growth in middle market receivables during the year, assisted by further branch expansion, increases in the number of relationship managers, continued focus on interstate expansion and industry diversification.

Net interest income increased by 37.4% to $562 million in fiscal 2006 from $409 million in fiscal 2005 (statutory AIFRS basis), reflecting strong growth in commercial loans in the second half of fiscal 2006. Net interest income as adjusted on a fiscal 2005 (full AIFRS basis) was $529 million.

Non-interest income decreased by 49.2% to $131 million in fiscal 2006 from $258 million in fiscal 2005 (statutory AIFRS basis). Non-interest income as adjusted on a fiscal 2005 (full AIFRS basis) was $119 million.

Operating expenses increased to $246 million in fiscal 2006 from $237 million in fiscal 2005. The increase is due to further investment in the "Best Business Bank" program. The expense to income ratio remained constant at 35.5% between fiscal 2006 and fiscal 2005 (statutory AIFRS basis), and decreased from 36.6% in fiscal 2005 (full AIFRS basis).

Loan impairment expense remained steady at $29 million in fiscal 2006 compared to fiscal 2005 (statutory AIFRS basis). Loan impairment expense as adjusted on a fiscal 2005 (full AIFRS basis) was $35 million.

Bank SA ("BSA")

2008 half year compared with 2007 half year

BSA's contribution to profit before tax was $127 million for the 2008 half year compared to $115 million for the 2007 half year, an increase of 10.4%.

Net interest income increased by 10.5% to $179 million for the 2008 half year compared to $162 million for the 2007 half year, reflecting strong growth in its commercial loan portfolios, solid growth in retail deposits partly offset by impact of higher wholesale funding costs.

Non-interest income increased by 2.2% to $47 million for the 2008 half year from $46 million for the 2007 half year. Non-interest income was impacted by a negative contribution from SGIA.

Operating expenses increased by 5.8% to $91 million for the 2008 half year from $86 million for the 2007 half year. The expense to income ratio fell to 40.3% for the 2008 half year from 41.3% for the 2007 half year, reflecting prudent cost management.

Fiscal 2007 compared with fiscal 2006

BSA's contribution to profit before tax was $241 million, an increase of 12.6% over $214 million in fiscal 2006. Excluding gains of $6 million and $2 million on the sale of premises in fiscal 2007 and fiscal 2006, respectively, the underlying increase was 10.8%.

Net interest income increased by 8.3% to $328 million from $303 million for fiscal 2006, reflecting the continued success of BSA's "local market" model that resulted in strong growth in its retail and commercial loan portfolios during the year.

Non-interest income increased by 17.1% to $96 million from $82 million for fiscal 2006, reflecting the benefit from revised pricing on retail lending and deposit products in the second half of fiscal 2006 and a $6 million gain on sale of premises in fiscal 2007 compared to a $2 million gain in fiscal 2006. The underlying increase was 12.5%, excluding the gain on sale of premises.

Operating expenses increased by 6.2% to $172 million compared to $162 million in fiscal 2006. The expense to income ratio fell to 40.6% in fiscal 2007 from 42.1% in fiscal 2006, reflecting prudent cost management.

Fiscal 2006 compared with fiscal 2005

BSA's contribution to profit before tax was $214 million in fiscal 2006, an increase of 13.2% over $189 million in fiscal 2005 (statutory AIFRS basis). Contribution to profit before tax as adjusted on a fiscal 2005 (full AIFRS basis) was $186 million.

Net interest income increased by 13.5% to $303 million in fiscal 2006 from $267 million in fiscal 2005 (statutory AIFRS basis), reflecting the continued success of BSA's "local market" model that resulted in strong growth in housing, consumer and commercial loan portfolios during the year. Net interest income as adjusted on a fiscal 2005 (full AIFRS basis) was $279 million.

Non-interest income declined by 8.9% to $82 million in fiscal 2006 from $90 million in fiscal 2005 (statutory AIFRS basis). Non-interest income as adjusted on a fiscal 2005 (full AIFRS basis) was $73 million.

Operating expenses increased by $3 million to $162 million in fiscal 2006 from $159 million in fiscal 2005. The expense to income ratio fell to 42.1% in fiscal 2006 from 44.5% in fiscal 2005 (statutory AIFRS basis) and from 45.2% in fiscal 2005 (full AIFRS basis).

Wealth management ("WM")

2008 half year compared with 2007 half year

WM's contribution to profit before tax was $80 million for the 2008 half year compared to $101 million for the 2007 half year, a decrease of 20.8%. Managed funds and margin lending balances have been impacted by the extremely negative and volatile performance of equity markets. The result has also been impacted by a $20 million loan impairment charge on a margin loan.

Net interest income increased by 6.5% to $49 million for the 2008 half year from $46 million for the 2007 half year and was impacted by volatile equity markets that have led to a decline in margin lending balances.

Non-interest income increased by 1.3% to $154 million for the 2008 half year from $152 million for the 2007 half year. Growth has been impacted by a significant decline in equity markets, resulting in relatively flat managed funds balances and fee income compared to the 2007 half year.

Loan impairment expense was $21 million for the 2008 half year compared to $1 million for the 2007 half year. This charge mainly represents a provision raised against a margin lending facility.

Operating expenses increased by 6.3% to $102 million for the 2008 half year from $96 million for the 2007 half year. The expense to income ratio was 50.2% for the 2008 half year compared to 48.5% for the 2007 half year.

Fiscal 2007 compared with fiscal 2006

WM's contribution to profit before tax was $210 million in fiscal 2007, an increase of 20.7% over $174 million in fiscal 2006. Underlying growth, excluding the $8 million gain on sale of Ascalon in fiscal 2006, was 26.5% for fiscal 2007.

Net interest income increased by 27.0% to $94 million in fiscal 2007 from $74 million for fiscal 2006, reflecting strong growth in margin lending receivables.

Non-interest income increased by 11.8% to $312 million in fiscal 2007 from $279 million for fiscal 2006, reflecting strong growth in managed funds. Non-interest income in fiscal 2006 year included an $8 million gain from the sale of Ascalon. Excluding this gain, the underlying increase in non-interest income was 15.1%.

Operating expenses increased by 9.6% to $195 million in fiscal 2007 from $178 million in fiscal 2006. The expense growth predominately represents the cost of additional staff required to support service delivery for the growing wealth portfolio. The expense to income ratio decreased to 48.0% in fiscal 2007 from 50.4% in fiscal 2006.

Fiscal 2006 compared with fiscal 2005

WM's contribution to profit before tax was $174 million in fiscal 2006, an increase of 19.2% over $146 million in fiscal 2005 (statutory AIFRS basis). Contribution to profit before tax as adjusted on a fiscal 2005 (full AIFRS basis) $144 million.

Net interest income increased by 15.6% to $74 million in fiscal 2006 from $64 million in fiscal 2005 (statutory AIFRS basis). Net interest income as adjusted on a fiscal 2005 (full AIFRS basis) was unchanged at $64 million.

Non-interest income increased by 8.1% to $279 million in fiscal 2006 from $258 million in fiscal 2005 (statutory AIFRS basis), reflecting strong growth in managed funds and margin lending receivables. Contributing to the growth in margin lending was the acquisition of HSBC's $398 million portfolio in August 2006. Non-interest income as adjusted on a fiscal 2005 (full AIFRS basis) was $251 million.

Operating expenses increased by 3.5% to $178 million in fiscal 2006 from $172 million in fiscal 2005. The expense growth predominately represents the cost of additional staff required to support service delivery for the growing wealth portfolio. The expense to income ratio improved to 50.4% in fiscal 2006 from 53.4% in fiscal 2005 (statutory AIFRS basis) and from 54.6% in fiscal 2005 (full AIFRS basis).

Mortgage insurance

St.George Insurance Australia Pty Limited ("SGIA") is a wholly-owned lender's mortgage insurance subsidiary of the bank. SGIA was established on May 16, 2006. Prior to the establishment of SGIA, our lenders' mortgage insurance business was conducted through St.George Insurance Pte Ltd, a wholly-owned subsidiary based in Singapore. The lenders' mortgage insurance business was transferred to SGIA in September 2006 at book value. The

corporate reorganization was necessary due to changes in APRA's requirements for mortgage insurance providers to be licensed in Australia.

The outstanding balance of loans insured by SGIA as at March 31, 2008 had a total value of $38.3 billion. When excluding loans with loan to valuation ratios ("LVR's") less than 80%, where the insurance is capped at $2 million per policy year, the outstanding balance of loans insured by SGIA as at March 31, 2008 had a total value of $13.8 billion. The latest actuarial assessment completed as at September 30, 2007 has determined that the reserves held to meet potential claims are conservative when compared to the minimum requirements as prescribed by APRA.

SGIA has a limit of liability for each policy year for loans with an LVR exceeding 80% based upon the amount of loans originated in the policy year.

Up until September 30, 2003 that limit of liability was 5% of the loans advanced with SGIA retaining risk in the range of the first 0.5% to 0.78% of the limits of liability. The remaining risk is covered by SGIA's reinsurance arrangements, up to the 5% limit.

Post September 2003 to September 30, 2006 the limits of liability were 2% for St.George Bank loans that were not securitized, and 5% for securitized loans. SGIA retains the risk for the first 0.765% of the limit of liability and the excess above the reinsurance threshold of 2% and 5% for non securitized and securitized loans, respectively.

Post September 30, 2006, the limits of liability are 2% for non securitized loans and 5% for securitized loans. With effect from October 1, 2006, new reinsurance arrangements were implemented in which SGIA retains the risk for the first 0.5% of the limit of liability and the excess to 1.4% is ceded to the reinsurer. Above the reinsurance threshold of 1.4% SGIA retains the risk up to 2% for non securitized loans and up to 5% for those loans that are securitized.

These new reinsurance arrangements also cover "Low Doc" loans with LVRs between 60% and 80% and "No Deposit" loans in addition to Standard loans.

During its history, SGIA has not made a claim under its reinsurance treaties.

SGIA's investment portfolio consists of equities, fixed interest securities, cash and term deposits. Two external fund managers independently manage the equities and fixed interest portions of the portfolio, with the performance regularly monitored by SGIA and the bank.

SGIA is not reported as a separate segment in our segmental results. Its results are included within the Retail Bank and BankSA segments. Due to the significance of SGIA's operations, a summary of its contribution to our results is disclosed in the following table:

Performance summary—contribution to our result

	Half year ended March 31,		Fiscal year ended September 30,		
(In millions, except as indicated)	2008	2007	2007	2006	2005[1]
Net interest income					
—mortgage insurance	$ 27	$ 21	$ 45	$ 33	$ 19
—investment portfolio	7	5	12	11	9
Non-interest income					
—investment portfolio	(30)	25	42	18	29
Claims	(4)	(4)	(6)	(1)	(1)
Other expenses	(5)	(3)	(8)	(3)	(5)
(Loss)/Profit before tax	(5)	44	85	58	51
Income tax expense	2	(11)	(22)	(19)	(15)
(Loss)/profit after tax	(3)	33	63	39	36
Total assets	**$380**	**$ 370**	**$ 397**	**$ 340**	**$ 328**
Investment portfolio	358	359	381	336	328
Profit before tax by source					
Mortgage Insurance[2] (%)	N/A	33.18	38.79	51.51	25.5
Investment Portfolio[2] (%)	N/A	66.82	61.21	48.49	74.5

(1) Fiscal 2005 (full AIFRS basis) includes management's estimates of the effects of AASB 132 and AASB 139.

(2) The above ratios are calculated on the results rounded to the nearest thousand dollars. Comparatives have been amended to reflect SGIA's contribution to bank profit.

The loan risk fees we collect in respect of SGIA's mortgage insurance activities are regarded as fees that are integral to those loans and recognized as an adjustment to the yield of the loan. Such fees are deferred and amortized to interest income over the estimated life of the loan using the effective interest rate method.

SGIA's contribution to our profit before tax was a loss of $5 million for the 2008 half year compared to a profit of $44 million for the 2007 half year. Net interest income derived from mortgage insurance increased to $27 million for the 2008 half year compared to $21 million for the 2007 half year, due to growth in home loan balances. Mortgage insurance claims were $4 million for the 2008 half year, consistent with claims of $4 million for the 2007 half year, reflecting the quality of the loan portfolio. Investment income was a loss of $23 million for the 2008 half year, compared to a gain of $30 million for the 2007 half year, due to the extremely negative and volatile performance of equity markets. SGIA's contribution to our profit before tax increased by 46.6% to $85 million in fiscal 2007 from $58 million in fiscal 2006.

SGIA from time to time protects its effective equity exposure using hedges. During May 2008, SGIA put in place hedges to reduce the effective equities exposure within the investment portfolio to less than 15%, the hedge position was then increased in June 2008 to further reduce exposure to less than 10%. Overall, effective equities exposure is down from 33% as at March 31, 2008, when there was no hedge in place, to less than 10% as at July 31, 2008. In

September 2007, the same strategy was used by SGIA to reduce its 48% equity exposure to an effective position of 16% as at September 30, 2007.

During late 2007 and 2008, SGIA has significantly changed its position on its equity holding, decreasing its equity holdings by more than $50 million to decrease the overall exposure, with a mandate to maintain an effective equity exposure below 10% of its total portfolio.

As at June 30, 2008, SGIA maintained total assets of $390 million in its investment portfolio.

With the implementation of the new capital adequacy rules effective from July 1, 2008, SGIA is required to hold increased capital for equity investments. As a result, SGIA is rebalancing the mix of the investment portfolio with a view to minimizing future volatility. This will be achieved initially by partially hedging the equity component of the investment portfolio.

The following table shows the composition of our claims expense, the number of claims paid and the average amount for each claim paid across the periods indicated:

	Half year ended March 31,		Fiscal year ended September 30,		
(In thousands, except as indicated)	**2008**	**2007**	**2007**	**2006**	**2005**
Claims Expense					
Movement in claims provision	$2,488	$1,778	$1,304	$ 201	$ 13
Claims paid	1,920	2,143	5,029	1,289	388
Total	**$4,408**	**$3,921**	**$6,333**	**$1,490**	**$401**
Number of claims paid	30	25	65	26	12
Average amount for claims paid	64	86	77	50	32

Liquidity and funding

Liquidity

Liquidity risk is the risk that we are unable to meet our financial commitments when they fall due. These commitments include the repayment of deposits on-demand or at their contractual maturity dates, the repayment of borrowings and loan capital as they mature, the payment of operating expenses and taxation, the payment of dividends to shareholders, and the ability to fund new and existing loan and contractual commitments.

Our principal sources of liquidity are:

- customer deposits;
- proceeds from bonds, notes, senior and subordinated debt issues;
- available-for-sale securities;
- interest received from customer loans;
- fee income; and
- interest from investments.

We monitor liquidity through management reports accessed by senior management to ensure it is managed within broad policies and strategies determined by the Board's Asset and Liability Committee. The committee consists of the Managing Director and senior executive management and reports to the board of directors. Liquidity policy is set to ensure that we have sufficient

funds available to meet all our known and potential commitments. We also comply with the APRA prudential requirements for liquidity. See "Supervision and Regulation—Banking—Bank Liquidity".

Our current policy is to maintain liquid assets at a minimum of 8% of total assets less the capital base. Liquid assets consist of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise. In response to the global credit crisis, we are holding a higher than usual level of liquid assets, which has a neutral impact on profits. As at March 31, 2008, our liquid assets ratio was 13%. The liquid assets held are mostly short term bank bills and negotiable certificates of deposit issued by Australian banks. Approximately 90% of the portfolio is eligible for repurchase by the RBA. The RBA's widening of the list of securities eligible for repurchase agreements in October 2007 has provided us and the other Australian banks with additional sources of liquidity.

In addition to keeping a prudent proportion of our total assets in liquid form, our liquidity is also a function of our funding composition and maturity profile. While substantial portions of retail deposits are contractually repayable within one year, on-demand, or on short notice, retail deposit balances have historically proved to be a stable source of core long-term funding.

Funding

Our operations are predominately funded through our retail customer deposits, which we source through our extensive branch network and other distribution channels. Deposits and other borrowings sourced from the institutional and corporate market supplement our retail deposits.

The following table shows our total retail funding and other borrowings as at the periods indicated:

As at (In millions, except as indicated)	March 31, 2008	September 30, 2007	September 30, 2006	September 30, 2005
Retail funding	$ 51,134	$ 47,779	$43,091	$39,386
Other deposits	18,545	15,640	6,361	5,494
Offshore borrowings	21,556	17,024	16,526	13,139
Domestic borrowings	8,010	6,392	3,999	3,269
Subordinated debt	1,906	1,909	2,032	1,956
Preference shares	718	322	390	–
Securitization and asset-backed conduit funding	17,091	18,939	19,249	13,805
Total	**$118,960**	**$108,005**	**$91,648**	**$77,049**
Retail funding as a % of Total Retail Funding and Other Borrowings(1)	50.6%	53.8%	59.8%	62.3%

(1) Excluding securitization, asset-backed conduit funding and preference shares.

Our total retail funding and other borrowings increased by 20.3% (annualized) from September 30, 2007 to $119.0 billion at March 31, 2008, with retail funding rising by 14.0% (annualized) to $51.1 billion and other borrowings increasing by 25.2% (annualized) to $67.8 billion. Our total retail funding and other borrowings increased by 17.8% from

September 30, 2006 to $108.0 billion at September 30, 2007, with retail funding rising by 10.9% to $47.8 billion and other borrowings increasing by 24.0% to $60.2 billion.

Retail funding

Equity market uncertainty and volatility has in recent years increased customers' preference for bank deposits as an investment medium, contributing to an inflow of retail funds. Significant growth in fiscal 2007 and the 2008 half year continued in the deposit market, due to product and promotional initiatives and the ongoing uncertainty of global equity markets.

Retail funding grew by 14.1% to $51.1 billion at March 31, 2008 since March 31, 2007 and accounted for 50.6% of total funding and other borrowings excluding securitization, asset-backed conduit funding and preference shares, compared to 59.0% at March 31, 2007. Annualized growth for the 2008 half year was 14.0%. All major product categories recorded good inflows.

As at (In millions)	March 31, 2008	September 30, 2007	September 30, 2006	September 30, 2005
Transaction	$17,505	$17,441	$15,194	$13,236
Savings	557	582	571	586
Fixed Term	17,654	14,855	13,888	12,396
Direct Saver	8,677	7,871	6,644	6,080
Investment	6,741	7,030	6,794	7,088
Total Retail Funding	**$51,134**	**$47,779**	**$43,091**	**$39,386**

At March 31, 2008, transaction accounts grew 13.8% to $17.5 billion compared to $15.4 billion at March 31, 2007, directsaver accounts grew by 18.4% to $8.7 billion compared to $7.3 billion at March 31, 2007, fixed term accounts grew 19.7% to $17.7 billion compared to $14.7 billion at March 31, 2007, and investment accounts, which comprise the Portfolio Cash Management Account, the Powersaver Account and the Investment Cash Account were $6.7 billion compared to $6.9 billion at March 31, 2007. Our business deposit accounts grew by 17.1% to $7.0 billion since March 31, 2007. Cash investment accounts of Asgard investors held with the bank increased 46.6% to $3.9 billion at March 31, 2008 from $2.6 billion at March 31, 2007.

The lending growth achieved in the middle market segment contributed to the growth in retail deposits for the 2008 half year as we actively enhanced customer relationships by increasing products per customer. Growth in retail deposits has also resulted from the expansion of our branch network, rising interest rates and investor preferences for lower risk investment products. Annualized growth in fixed term deposit accounts for the 2008 half year was 37.7%. Product pricing is continually reviewed and revised where appropriate to ensure profitable growth is achieved in this intensely competitive market. Strong balance sheet growth, a deliberate strategy to hold a higher level of liquid assets and lower securitization have resulted in an increase in the proportion of wholesale funding. As a result, the retail funding ratio reduced to 50.6% at March 31, 2008 from 59.0% at March 31, 2007.

Other borrowings

We have regularly accessed wholesale markets both in Australia and in major international capital markets. We source short-term wholesale funding predominately from the Australian

market, substantially in the form of bank bills and negotiable certificates of deposit. This source of shorter-term funding raises funds from investors such as insurance companies, fund managers, statutory authorities, corporations and private investors.

To supplement our commitment to a strong funding base in Australia, we have established wholesale funding and securitization programs in international capital markets. Our senior and subordinated debt activities in both domestic and offshore capital markets are based on a strategy of prudent diversification of wholesale funding sources. Through investor marketing and a range of transactions executed in various global capital markets since 1986, we have built a strong profile and following with offshore investors. As at March 31, 2008, we had on issue $50.0 billion of wholesale borrowings, excluding securitization, asset-backed conduit funding and preference shares, an increase from $41.0 billion at September 30, 2007, $31.1 billion at March 31, 2007 and $28.9 billion at September 30, 2006.

We have four wholesale funding programs established for issuance: in Europe and Asia a €15 billion Euro Note Program for medium term debt; in Europe and Asia a US$12 billion Debt Instrument Program predominantly for short-term debt; in the United States, a US$3 billion Commercial Paper Program and in Australia, an Australian dollar unlimited St.George Issuance Program for medium term debt. These programs allow us to raise wholesale funding in a range of currencies and instruments. However, the cost and availability of wholesale funding may be influenced by credit ratings. As at June 30, 2008, the credit ratings for St.George Bank's short-term and long-term senior unsecured debt securities were as follows:

	Short-term debt	Long-term debt	Outlook
Moody's	P-1	Aa2	Under review—direction uncertain
S&P	A-1	A+	Credit Watch Positive
Fitch	F1	A+	Rating Watch Positive

On May 12, 2008, Moody's placed our ratings on review—direction uncertain, following the announcement of our merger discussions with Westpac. Moody's has stated that an upgrade of our debt and deposit ratings would be considered should the proposed merger with Westpac proceed and be completed within the timeframe envisaged. However, should the merger not eventuate, or not be completed in the timeframe envisaged, Moody's has stated that there would be potential for downward pressure on our deposit and debt ratings and, if an alternate bidder with lower ratings than us ultimately merges with us, there would likely be downward pressure on all our ratings. On the same day, Fitch placed our ratings on Rating Watch Positive. On May 13, 2008, S&P placed our ratings on Credit Watch with positive implications.

Credit ratings are not a guarantee of payment nor a recommendation to buy, hold or sell securities and may be revised or withdrawn at any time.

Our public debt issuances from October 1, 2007 to June 30, 2008 included:

- In June 2008, we issued €900 million of fixed rate notes maturing in June 2013.
- In May 2008, we issued $625 million of fixed rate and $125 million of floating rate subordinated notes maturing in May 2018.
- In March 2008, we issued $1 billion of floating rate transferable deposits maturing in March 2009, and $150 million of one year certificates of deposit.

- In March 2008, we issued CHF250 million of floating rate notes maturing in March 2010.
- In February 2008, we issued $900 million of floating rate transferable deposits maturing in August 2009.
- In October 2007, we issued $200 million of fixed rate and $300 million of floating rate transferable deposits, maturing in July 2010.

Our strategy is to diversify our funding sources to ensure that we have a stable funding base without over-reliance on any individual market. While securitization has been an important source of wholesale funding for the bank, as a result of the global credit crisis and recent market volatility, access to securitization markets is severely limited. Accordingly, in 2008 we have held a higher level of liquid assets and increased our proportion of wholesale funding, with lower securitization. Securitization and asset-backed conduit funding decreased from $20.5 billion as at March 31, 2007 to $17.1 billion as at March 31, 2008. We believe that we are well positioned to address this market volatility with our high level of retail deposits, which represent 50.6% of total funding (excluding securitization, conduit funding and preference shares) and have ample access to additional funding. Our funding sources are well diversified and have a prudent maturity profile that serves to moderate the impact of market volatility and costs. As at June 18, 2008, we had completed 100% of our 2008 term wholesale funding requirements.

Securitization and conduit funding

We use securitization for funding diversity and as one of our capital management tools. We have established three master trust structures: the Crusade Trust for domestic issues of residential mortgage backed securities, the Crusade Euro Trust for global issuance of residential mortgage backed securities and Crusade ABS Trust for issuance of asset backed securities. Receivables securitized under the Crusade program have been equitably assigned to either Perpetual Trustees Consolidated Limited, Permanent Custodians Limited or BNY Trust Company of Australia Limited and are managed by a wholly-owned subsidiary, Crusade Management Limited. The Crusade program meets all the guidelines specified by APRA.

Since the first trust created under the program, Crusade Trust No. 1 of 1997, we have issued a total of $42 billion in notes into the domestic, Euro and Global markets. With the inclusion of our two latest trusts, ABS Series 2008-1 Trust and our $1.2 billion equivalent asset backed securities issue in July 2008 through the ABS Series 2008-2 Trust, at July 24, 2008, $16.5 billion of receivables were held within the Crusade program.

Although we transfer equitable ownership of the mortgages we securitize to a third party trustee, under AIFRS, because we retain a residual interest in the benefits of the securitization vehicles and a residual risk in the securitized assets, they are consolidated into our financial results. Accordingly, securitized mortgages remain on our balance sheet, notwithstanding that holders of the mortgage-backed securities have a prior claim to those assets.

Our $1.3 billion Asset-Backed Conduit vehicle is funded by short-term commercial paper. The assets in this vehicle are mainly highly rated market securities.

Prevailing market conditions have made the timing and size of new securitization transactions uncertain. As a result of the global credit crisis, our access to securitization markets is severely limited. We will continue to assess market conditions for future securitization opportunities.

As a source of additional liquidity, in May 2008 we completed an internal securitization of $4 billion through Crusade Trust No. 1P of 2008, which consisted of two tranches; $3.8 billion class A notes due May 2044, rated AAA by S&P and Fitch, and $188 million unrated class B notes due May 2044. It is expected that these internal securities will qualify as eligible collateral for repurchase agreements with the RBA. Such internal securitizations increase our collateral available to be pledged with the RBA for cash.

Our liquidity profile is improved by existing securitizations as the repayment profile of securitization funding and the loans securitized are substantially matched. We have a strong and stable retail funding base and a prudent level of medium term wholesale and securitization funding in place. Volatile equity markets have assisted the bank's retail funding base with retail funding growing by an annualized 14.0% since September 30, 2007 to March 31, 2008.

Contingent liabilities and credit commitments

We incur contingent liabilities and enter into various credit commitments in the ordinary course of our business that are not reflected in our financial statements. As at March 31, 2008, we had contingent liabilities and credit commitments of a credit equivalent amount of approximately $2,762 million, as shown in the following table. These contingent liabilities and commitments have been calculated on the same basis as those stated in Note 42 to the 2007 financial statements.

	As at March 31, 2008	
(In millions)	**Face value**	**Credit equivalent**
Contingent liabilities		
Bill endorsements	$ 190	$ 190
Guarantees	807	807
Documentary letters of credit	262	197
Performance related items	20	10
Commitments		
Undrawn credit facilities	21,769	1,558
Total credit risk related instruments	**$23,048**	**$2,762**

Derivative financial instruments

The major categories of risk we manage are credit risk, market risk, liquidity risk and operational risk. We use derivatives as a cost effective way of managing market risk. Derivatives incur low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide certain protection to income streams from relatively volatile interest and foreign exchange rates in the financial markets.

Under AIFRS, derivatives and certain financial instruments are required to be recognized at their fair value. The fair value of these instruments changes in accordance with movements in interest rates and also foreign currency exchange rates where derivatives relate to our overseas borrowings. These derivative contracts are entered into to protect our earnings from volatility arising primarily from movements in the fair value of loans and borrowings used to fund these loans. These derivatives are designed to offset the volatility that arises from these assets and

liabilities. Such derivatives are referred to as hedges. Under AIFRS, where derivatives do not satisfy strict hedging rules, the fair value movement is recognized in the profit and loss statement. In the 2008 half year and fiscal 2007, a $5 million and $13 million gain was recognized, respectively, in other income in respect of fair value movements in derivatives and certain financial instruments that did not satisfy strict hedging rules. This result will vary depending upon movements in interest rates and exchange rates and may switch from a gain to a loss in any particular year, depending upon how these factors move.

Capital adequacy

As discussed further in "Supervision and Regulation", we are required to comply with separate capital adequacy guidelines prescribed by APRA for our businesses. At July 31, 2008, our Tier 1 capital adequacy ratio was 6.74%, while our minimum Tier 1 capital adequacy ratio is 6.25%. We believe our capital will be adequate to meet our present requirements.

Bank regulatory capital

The following table provides details of our Tier 1 and Tier 2 capital position and as at the dates indicated:

	As at March 31,	As at September 30,		
(In millions)	2008	2007	2006	2005[1]
Tier 1 Capital				
Share Capital	$ 4,972	$ 4,041	$ 3,868	$ 3,454
General reserve	15	15	15	15
Borrowers' and depositors' redemption reserve	2	2	2	2
PRYMES	–	–	–	291
SAINTS	345	345	345	345
Perpetual notes	–	–	34	31
Step-up preference shares	148	148	148	–
Converting preference shares (CPS)	320	320	–	–
Converting preference shares (CPS II)	392	–	–	–
Depositary capital securities	–	–	335	328
Minority interests	6	6	(16)	(12)
Asset realization reserve	–	–	–	33
Other reserves	10	1	2	5
Equity compensation reserve	49	41	29	–
Retained earnings	1,115	1,086	798	781
Less: Expected Dividend[2]	(345)	–	(344)	(237)
Less: Capitalized expenses	(412)	(358)	(295)	(184)
Less: Goodwill and other APRA deductions[3]	(1,762)	(1,701)	(1,513)	(1,366)
Add: APRA AIFRS transition adjustments	–	261	261	–
Total Tier 1 Capital	$ 4,855	$ 4,207	$ 3,669	$ 3,486
Tier 2 Capital				
Asset revaluations	$ 21	$ 23	$ 28	$ 55
Subordinated debt	1,887	1,890	1,835	1,600
General provision for doubtful debt	–	–	–	219
General reserve for credit losses/collective provision	351	313	265	–
Add: APRA AIFRS transition adjustments	–	7	7	–
Total Tier 2 Capital	$ 2,259	$ 2,233	$ 2,135	$ 1,874
Deductions				
Less Investment in non-consolidated entities net of goodwill and Tier 1 deductions[4]	$ 48	$ 27	$ 27	$ 27
Less other deductions	6	1	1	1
Total deductions from capital	$ 54	$ 28	$ 28	$ 28
Total qualifying capital	$ 7,060	$ 6,412	$ 5,776	$ 5,332

(1) Fiscal 2005 were prepared under previous GAAP.

(2) In accordance with AASB 137, provision for dividends on ordinary shares can only be recognized when declared. However, for capital adequacy purposes, expected dividends on ordinary shares are required to be deducted from capital.

(3) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in mortgage insurance company (St.George Insurance Australia Limited) are deducted from Tier 1 Capital.

(4) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 Capital.

The following table provides our capital ratios for Tier 1 and Tier 2 capital, and total capital adequacy as at the dates indicated:

	As at March 31,	As at September 30,		
	2008	2007	2006	2005
Tier 1	7.0 %	6.7%	6.9 %	7.3 %
Tier 2	3.2 %	3.5%	4.0 %	3.9 %
Less deductions	(0.1)%	–	(0.1)%	(0.1)%
Total capital[1]	**10.1 %**	**10.2%**	**10.8 %**	**11.1 %**

(1) Total capital base as a percentage of risk-weighted assets.

Quantitative and qualitative disclosures about market risk

We refer you to the description of market risk as it applied to us as at September 30, 2007 and a quantitative analysis of our value at risk for foreign exchange, domestic and in the aggregate as at September 30, 2007. See Note 44 to our 2007 Annual Financial Report.

Capital and operating lease commitments

The following table shows our capital commitments and operating lease commitments for the periods indicated:

	As at March 31,	As at September 30,		
(In millions)	2008	2007	2006	2005
Capital commitments				
Less than one year	$ 9	$ 14	$ 16	$ 8
Between one and five years	–	–	–	–
More than five years	–	–	–	–
Operating lease commitments[1]				
Less than one year	85	84	78	69
Between one and five years	195	220	198	122
More than five years	57	156	159	54
	$337	$460	$435	$245

(1) We lease a number of commercial buildings and computer hardware under non-cumulative operating leases. The lease terms typically run for a period of five years for buildings and three years for computer hardware.

Other contractual commitments

St.George has a number of long term supplier contracts, the most significant of which relate to services provided for mail, print management, telephony, and computer hardware and software.

Additional financial and statistical information

Assets and liabilities

The following table sets forth the assets and liabilities of each segment of our business as at the dates indicated:

	As at March 31,	As at September 30,		
(In millions)	2008	2007	2006	2005
Retail Bank				
Investments in associates	$ –	$ –	$ –	$ –
Other assets	62,923	60,122	54,698	48,778
Segment Assets	62,923	60,122	54,698	48,778
Segment Liabilities	29,495	28,303	26,002	24,802
Institutional & Business Banking				
Investments in associates	–	–	–	–
Other assets	50,598	44,080	33,447	26,530
Segment Assets	50,598	44,080	33,447	26,530
Segment Liabilities	86,627	80,072	65,600	53,307
BankSA				
Investments in associates	–	–	–	–
Other assets	15,073	14,065	12,306	10,441
Segment Assets	15,073	14,065	12,306	10,441
Segment Liabilities	9,691	8,982	7,771	6,785
Wealth Management				
Investments in associates	–	–	–	–
Other assets	5,012	5,696	5,062	3,806
Segment Assets	5,012	5,696	5,062	3,806
Segment Liabilities	1,188	1,230	1,025	1,027
Other				
Investments in associates	29	28	28	–
Other assets[(1)]	2,674	1,809	1,461	2,804
Segment Assets	2,703	1,837	1,489	2,804
Segment Liabilities	$ 2,448	$ 1,329	$ 1,261	$ 1,051

(1) Other financial assets are mainly made up of accrued interest, prepayments and unrealized gains on derivative hedging positions.

Average balance sheet and related interest

The following table shows the major categories of interest earning assets and interest bearing liabilities and the respective interest income and expense and average interest rates that we earned or paid for the periods indicated. Average balances used are month-end averages. Our internal accounting systems do not reasonably permit averages to be calculated on a daily basis. We do not believe that daily averages would differ materially from the monthly averages presented. Interest income figures include interest income on non-accrual loans to the extent cash payments in the nature of interest have been received. Non-accrual loans are included under the interest earning asset category "Loans and other receivables."

	Half year ended March 31, 2008			Fiscal year ended September 30, 2007			2006			2005[1]		
(In millions except where indicated)	Average balance	Interest	Average rate[2]	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets												
Interest earning assets												
Cash and liquid assets	$ 1,840	$ 50	5.43%	$ 1,078	$ 52	4.82%	$ 885	$ 38	4.29%	$ 879	$ 37	4.21%
Due from other financial institutions	1,408	44	6.25	1,489	82	5.51	1,255	61	4.86	951	40	4.21
Assets at fair value	12,471	426	6.83	7,999	491	6.14	6,814	380	5.58	6,281	333	5.30
Loans and other receivables	108,724	4,445	8.18	98,285	7,578	7.71	86,529	6,335	7.32	76,016	5,506	7.24
Total interest earning assets	$124,443	$4,965	7.98%	$108,851	$8,203	7.54%	$95,483	$6,814	7.14%	$84,127	$5,916	7.03%
Non-interest earning assets												
Bills receivable	$ 46			$ 23			$ 14			$ 11		
Property, plant and equipment	342			333			434			459		
Other assets	6,032			4,805			3,846			3,938		
Provision for doubtful debts	(338)			(323)			(280)			(287)		
Total non-interest earning assets	6,082			4,838			4,014			4,121		
Total assets	$130,525			$113,689			$99,497			$88,248		
Liabilities[3]												
Interest bearing liabilities												
Retail funding	$ 48,291	$1,274	5.28%	$ 43,724	$2,088	4.78%	$40,187	$1,779	4.43%	$36,354	$1,513	4.16%
Other deposits	17,698	615	6.95	17,200	1,151	6.69	14,670	882	6.01	14,534	846	5.82
Due to other financial institutions	1,083	31	5.72	509	26	5.11	449	19	4.23	741	31	4.18
Domestic borrowings	–	–	–	13,294	902	6.79	10,857	671	6.18	7,838	462	5.89
Offshore borrowings[4]	–	–	–	30,107	1,843	6.12	25,989	1,448	5.57	21,559	1,203	5.58
Bank acceptances	5,248	184	7.01	–	–	–	–	–	–	–	–	–
Securitization	19,106	697	7.30	–	–	–	–	–	–	–	–	–
Loan capital	1,899	69	7.27	–	–	–	–	–	–	–	–	–
Other borrowings[4]	26,317	903	6.86	–	–	–	–	–	–	–	–	–
Total interest bearing liabilities	$119,642	$3,773	6.31%	$104,834	$6,010	5.73%	$92,152	$4,799	5.21%	$81,026	$4,055	5.00%
Non-interest bearing liabilities												
Bills payable	$ 546			$ 193			$ 199			$ 172		
Other non-interest bearing liabilities	3,913			3,153			2,262			2,600		
Total non-interest bearing liabilities	4,459			3,346			2,461			2,772		
Total liabilities	124,101			108,180			94,613			83,798		
Shareholders' equity[5]	6,424			5,509			4,884			4,450		
Total liabilities and shareholders' equity	$130,525			$113,689			$99,497			$88,248		
Interest spread[6]			1.67			1.81			1.93			2.03
Interest margin[7]			1.92%			2.01%			2.11%			2.21%

(1) Fiscal 2005 (full AIFRS basis) includes management's estimates of the impact of AASB 132 and AASB 139.

(2) Rates have been annualized.

(3) We adopted a revised classification of interest bearing liabilities for the 2008 half year. Fiscal 2007, 2006 and 2005 have not been restated for the revised classification format. The revised classification provides a greater level of detail on funding categories.

(4) Includes foreign exchange swap costs and the impact of Balance Sheet Management activities.

(5) Basic weighted average number of ordinary shares outstanding for the fiscal year September 30, 2007, 2006 and 2005 were 529.9 million, 524.3 million and 517.8 million, respectively and for the 2008 half year were 549.8 million.

(6) Interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.

(7) Interest margin is net interest income as a percentage of average interest earning assets.

Volume and rate analysis

The following table attributes variances in our interest income and interest expense to changes in volume and rate between the periods indicated. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2008 half year v. second half 2007			fiscal 2007 v. fiscal 2006			fiscal 2006 v. fiscal 2005[1]		
	Increase/(decrease) due to:			Increase/(decrease) due to:			Increase/(decrease) due to:		
(In millions)	Change in volume	Change in rate	Net change	Change in volume	Change in rate	Net change	Change in volume	Change in rate	Net change
Interest earning assets									
Cash and liquid assets	$ 18	$ 3	$ 21	$ 9	$ 5	$ 14	$ –	$ 1	$ 1
Due from other financial institutions	(3)	4	1	13	8	21	15	6	21
Assets at fair value	132	22	154	73	38	111	30	17	47
Loans and other receivables	283	209	492	906	337	1,243	770	59	829
Change in interest income	$430	$238	$668	$1,001	$388	$1,389	$815	$ 83	$898
Interest bearing liabilities[2]									
Retail funding	$ 87	$ 89	$176	$ 169	$140	$ 309	$170	$ 96	$266
Other deposits	208	38	246	169	100	269	8	28	36
Due to other financial institutions	14	1	15	3	4	7	(12)	–	(12)
Domestic borrowings	–	–	–	165	66	231	187	22	209
Offshore borrowings	–	–	–	252	143	395	247	(2)	245
Bank acceptances	(57)	20	(37)	–	–	–	–	–	–
Securitization	(74)	63	(11)	–	–	–	–	–	–
Loan capital	(2)	5	3	–	–	–	–	–	–
Other borrowings	161	38	199	–	–	–	–	–	–
Change in interest expense	337	254	591	758	453	1,211	600	144	744
Change in net interest income	$ 93	$ (16)	$ 77	$ 243	$ (65)	$ 178	$215	$ (61)	$154

(1) Fiscal 2005 (full AIFRS basis) includes management's estimates of the impact of AASB 132 and AASB 139.

(2) We adopted a revised classification format of interest bearing liabilities for the half year ended March 31, 2008. Fiscal 2007, 2006 and 2005 have not been restated for the revised classification format. The revised classification provides a greater level of detail on funding categories.

Credit risk concentration

The following table sets forth total lending risk by industry, as at March 31, 2008:

							As at March 31, 2008
(In millions)	Assets at fair value through the income statement	Derivative assets	Available for sale investments	Loans and other receivables	Bank acceptances	Credit commitments and contingent liabilities	Total
Agriculture, forestry and fishing	$ 2	$ 1	$ –	$ 918	$ 88	$ 6	$ 1,015
Financial, investment and insurance	12,039	2,524	229	281	222	218	15,513
Government and public authorities	1,157	16	–	31	–	5	1,209
Lease finance	–	–	–	1,165	–	–	1,165
Personal	–	–	–	5,491	35	8	5,534
Manufacturing	2	35	–	725	15,483	–	16,245
Mining	35	–	–	142	–	–	177
Real estate—construction	–	–	–	1,560	175	124	1,859
Real estate—mortgage	8	10	–	72,577	–	1,623	74,218
Other commercial and Indus-trial	71	35	600	11,097	3,791	778	16,372
Total	**$13,314**	**$2,621**	**$829**	**$93,987**	**$19,794**	**$2,762**	**$133,307**
Other risk concentrations							
Receivables due from other financial institutions							477
Total gross credit risk							**$133,784**

Interest rate exposures

Interest rate risk arises from a variety of sources including mismatches between the re-pricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of the consolidated entity.

The objective of our interest rate risk management policies is to minimize fluctuations in earnings over time from volatility in movements in interest rates.

Interest rate risk in non-trading activities

Interest rate risk is monitored by our Balance Sheet Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines and defined limits set by our Asset and Liability Committee, or ("ALCO"), which reports to the Board. The Balance Sheet Management unit reports to ALCO at least monthly.

The "gap position" between when assets, liabilities and synthetic instruments are contractually due to re-price represents one measure of our interest rate risk position. The table below details the gap position at March 31, 2008. We do not use this information to manage interest rate risk as the contractual re-pricing gap position does not reflect our anticipated re-pricing gap position.

Interest rate exposures

(In millions except as indicatd)	Within 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	After 5 Years	Not interest bearing	Total	Weighted average
							As at March 31, 2008	
Assets								
Cash and liquid assets	$ 3,035	$ –	$ –	$ –	$ –	$ –	$ 3,035	5.23%
Receivables due from other financial institutions	477	–	–	–	–	–	477	7.25
Assets at fair value through the income statement	4,780	6,775	1,522	41	42	154	13,314	7.73
Derivative assets	–	–	–	–	–	2,621	2,621	–
Available for sale investments	–	749	–	–	–	80	829	7.12
Loans and other receivables	62,294	2,154	3,816	25,182	542	(352)	93,636	8.75
Bank acceptances of customers	16,861	2,684	249	–	–	(20)	19,774	8.45
Other assets	–	–	–	–	–	2,623	2,623	–
Total financial assets	**$87,447**	**$ 12,362**	**$ 5,587**	**$ 25,223**	**$ 584**	**$ 5,106**	**$136,309**	**8.18%**
Liabilities								
Deposits and other borrowing	$46,035	$ 20,145	$11,149	$ 1,359	$ 3	$ 22	$ 78,713	$ 5.82
Payables due to other financial institutions	960	5	–	–	–	–	965	7.25
Derivative liabilities	–	–	–	–	–	3,049	3,049	–
Bank acceptances	3,732	1,298	20	–	–	–	5,050	7.59
Bonds and notes	13,380	21,957	1,087	1,199	–	–	37,623	7.76
Loan capital	76	1,605	–	498	445	–	2,624	7.41
Other liabilities	–	–	–	–	–	1,425	1,425	–
Total liabilities	**$64,183**	**$ 45,010**	**$12,256**	**$ 3,056**	**$ 448**	**$ 4,496**	**$129,449**	**6.28%**
Net assets	23,264	(32,648)	(6,669)	22,167	136	610	6,860	
Total shareholders' equity						**6,860**	**6,860**	
Off-balance sheet items affecting interest rate sensitivity	2,680	127	7,509	(10,686)	370	–	–	
Net mismatch	25,944	(32,521)	840	11,481	506	(6,250)	–	
Cumulative mismatch	25,944	(6,577)	(5,737)	5,744	6,250	–	–	

We manage gap positions by the Balance Sheet Management unit through the use of derivative products, particularly swaps and options. Interest rate risk also arises from the impact of interest rate shifts on pricing relationships between asset and liability products of a retail or wholesale nature. The risk is monitored through simulation modeling which estimates the impact on net

interest earnings due to changes in interest rates and/or the size and mix of our balance sheet. Through the use of this simulation model, ALCO oversees interest rate risk management by determining profit risk parameters, product design and pricing policies. The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment. Risk to earnings is measured by calculating the fluctuation in net interest earnings based on a 1% parallel increase in the bank bill swap curve. This risk is managed to ensure the net interest earnings fluctuation in the next 12 months is limited to a maximum of 10% of operating profit after income tax. This measure captures spread and market risk exposures.

Market risk from trading activities

Market risk is split into two components: general and specific market risk. General market risk is the potential for losses arising from the adverse movements in the general level of market factors such as foreign exchange rates, interest rates, exchange rate volatilities and interest rate volatilities. Specific risk is the potential for losses resulting from issuer specific factors. In our case, specific risk only relates to debt security positions.

Market risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including Value at Risk ("VaR"). VaR is a statistical estimate of losses due to general market price movements, calculated at St.George to a 99% confidence level. This means that losses greater than our VaR estimate should not occur more than once in 100 days on average. In an extreme event, losses could well exceed the VaR amount.

We use the Monte Carlo simulation model to calculate VaR. This model takes into account relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA prudential standards.

The following table provides a summary of VaR by total room and by trading unit for the periods indicated:

	Half year ended,					
	March 31, 2008		September 30, 2007		March 31, 2007	
(In thousands)	High	Average	High	Average	High	Average
Total Room Risk	$3,619	$965	$1,308	$586	$1,165	$526
Domestic VaR	3,290	906	1,359	545	1,087	485
Foreign Exchange VAR	1,296	306	682	220	694	207

Note: the table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1 day-holding period using end of day trading positions.

The increase in VaR for the 2008 half year is due to a significant increase in volatility, which has a direct impact on the VaR calculation.

As part of the model validation process, actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis. Hypothetical profit and loss uses the same portfolio as the VaR estimate to test the predictive accuracy of the model.

VaR measurements are supplemented by a series of stress tests that are used to capture the possible effect of extreme events or market shocks. Additionally, the market risk framework

includes applying stop-loss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

Loans and advances by category

Our portfolio by category of loans and advances is set forth in the following table as at the periods indicated. The statistics reflect our gross loan advances including provisions but net of unearned income.

	As at March 31,		As at September 30,				
(In millions)	2008	2007	2007	2006	2005[(1)]	2004[(2)]	2003[(2)]
Residential:							
Housing	$34,219	$25,112	$28,697	$24,374	$24,884	$23,296	$22,132
Securitized loans[(3)]	16,249	19,214	18,752	17,998	13,225	–	–
Home equity loans	22,189	21,033	21,781	20,337	18,189	15,983	12,866
Total Residential	**$72,657**	**$65,359**	**$69,230**	**$62,709**	**$56,298**	**$39,279**	**$34,998**
Consumer:							
Personal loans	$ 2,975	$ 2,688	$ 2,821	$ 2,573	$ 2,368	$ 2,107	$ 1,869
Credit	1,639	1,409	1,512	1,268	1,093	999	865
Margin lending	2,284	2,633	2,803	2,278	1,281	985	893
Total Consumer	**$ 6,898**	**$ 6,730**	**$ 7,136**	**$ 6,119**	**$ 4,742**	**$ 4,091**	**$ 3,627**
Commercial:							
Commercial loans	$11,025	$10,090	$10,314	$ 9,824	$ 9,653	$ 9,283	$ 8,247
Hire purchase	2,630	2,172	2,368	2,086	1,961	1,820	1,658
Leasing	628	461	538	433	407	390	338
Total commercial	**$14,283**	**$12,723**	**$13,220**	**$12,343**	**$12,021**	**$11,493**	**$10,243**
Foreign exchange cash advances	82	57	41	31	30	28	88
Structured Investments	67	597	582	613	146	173	189
Gross loans and other receivables	93,987	85,466	90,209	81,815	73,237	55,064	49,145
Less: provisions for impairment..							
Specific provision	38	39	34	31	69	73	65
Collective/general provision	313	283	291	268	219	209	176
Net loans and other receivables	$93,636	$85,144	$89,884	$81,516	$72,949	$54,782	$48,904

(1) Financial information for fiscal 2005 excludes the effect of AASB 132 and AASB 139. Accordingly, financial information for fiscal 2005 is not directly comparable to financial information for fiscal 2006 and fiscal 2007. See "Financial Information Presentation" for further information.

(2) Fiscal 2004 and 2003 are presented under previous GAAP, and as such are not comparable to fiscal 2007, 2006 and 2005. See "Financial Information Presentation" in this offering memorandum for further information.

(3) Securitized residential loans as at September 30, 2004 and 2003 were $10,549 million and $7,788 million, respectively.

Risk-adjusted assets and off-balance sheet exposures

The following table sets forth our risk-adjusted assets and off-balance sheet exposures for the periods indicated:

	As at September 30,			Risk weights	As at September 30,		
	2007	2006	2005		2007	2006	2005
(In millions, except as indicated)	Carrying value				Risk weighted balance		
On Balance Sheet Assets							
Cash, claims on RBA, Australian Commonwealth, State and Territory Governments, Central Governments and Central Banks of OECD Countries	$ 15,133	$ 9,783	$ 7,154	–%	$ –	$ –	$ –
Claims on banks and local governments	2,488	1,538	820	20	498	308	164
Loans secured against residential housing	56,027	48,772	47,014	50	28,014	24,386	23,507
All other assets	31,459	26,059	22,085	100%	31,459	26,059	22,085
Total on balance sheet Assets—credit risk	**$105,107**	**$86,152**	**$77,073**		**$59,971**	**$50,753**	**$45,756**

			As at September 30,		
	2007	2007	2007	2006	2005
(In millions)	Face value	Credit equivalent	Risk weighted balance		
Off balance sheet exposures					
Direct credit substitutes	$ 1,019	$1,019	$ 1,019	$ 682	$ 551
Trade and performance related items	149	36	36	16	23
Commitments	23,576	1,498	968	676	938
Foreign exchange, interest rate and other market related transactions	183,235	2,334	507	347	250
Total off balance sheet exposures—credit risk	**$207,979**	**$4,887**	**$ 2,530**	**$ 1,721**	**$ 1,762**
Assessed risk					
Risk weighted assets—credit risk			$62,501	$52,474	$47,518
Risk weighted assets—market risk			725	508	346
Total risk weighted assets			**$63,226**	**$52,982**	**$47,864**

Impaired financial assets

The following table sets forth details of our impaired financial assets for the periods indicated:

	As at March 31,		As at September 30,		
(In millions)	2008	2007	2007	2006	2005
Impaired loans					
Impaired loans with specific provisions					
Gross loans	$150	$111	$ 87	$ 83	$74
Specific provisions	58	39	34	31	34
Net loans	$ 92	$ 72	$ 53	$ 52	$40
Impaired loans without specific provisions:	$ 47	$ 22	$ 52	$ 28	7
Total impaired loans:					
Gross loans	197	133	139	111	81
Specific provisions	58	39	34	31	34
Net loans	$139	$ 94	$105	$ 80	$47
Restructured loans[1]					
Restructured loans with specific provisions:					
Gross loan balances	$ –	$ –	$ –	$ –	$ –
Specific provisions	–	–	–	–	–
Net loan balances	–	–	–	–	–
Restructured loans without specific provisions:	–	7	–	1	–
Total restructured loans:					
Gross loans	–	–	–	1	–
Specific provisions	–	–	–	–	–
Net loans	–	–	–	1	–
Total impaired assets	$139	$101	$105	$ 81	$47

(1) Loans where the contractual terms have been amended to provide concessions of interest and principal as a result of customers' financial or other difficulties in complying with the original facility terms.

Past due loans

Past due loans consist of retail and commercial loans (including securitized loans) which are 90 or more consecutive days in arrears. They are not classified as impaired assets. Interest on these loans continues to be taken to the income statement.

	As at March 31,		As at September 30,		
(In millions)	2008	2007	2007	2006	2005
Residential loans	$165	$191	$176	$137	$127
Other	170	146	169	100	60
Total	$335	$337	$345	$237	$187

Provision for impairment

The following tables set forth data relating to our provision for impairment on loans and other receivables for the periods indicated:

(In millions, except as indicated)	As at March 31, 2008	As at March 31, 2007	As at September 30, 2007	As at September 30, 2006	As at September 30, 2005[1]
General provision					
Balance at the beginning of the period	$ –	$ –	$ –	$ 219	$ 209
Net provision raised during the period	–	–	–	–	10
Write-back of general provision on transition to AIFRS	–	–	–	(219)	–
Balance at the end of the period	$ –	$ –	$ –	$ –	$ 219
Collective provision					
Balance at the beginning of the period	$ 291	$ 268	$ 268	$ –	$ –
Establishment of provision on transition to AIFRS	–	–	–	245	–
Net provision raised during the period	22	15	23	23	–
Balance at the end of the period	$ 313	$ 283	$ 291	$ 268	$ –
Specific provision					
Balance at the beginning of the period	$ 34	$ 31	$ 31	$ 69	$ 73
Write-back of portfolio provisions on transition to AIFRS	–	–	–	(35)	–
Net provision raised during the period	96	78	155	121	100
Recoveries	13	9	20	16	14
Bad debt write-offs	(85)	(79)	(172)	(140)	(118)
Balance at the end of the period	$ 58	$ 39	$ 34	$ 31	$ 69
General reserve for credit losses					
Balance at the beginning of the period	$ 153	$ 117	$ 117	$ –	$ –
Establishment of reserve on transition to AIFRS	–	–	–	68	–
APRA transition adjustment	–	–	–	42	–
Current period movement appropriated from retained profits	26	13	36	7	–
Balance at the end of the period	179	130	153	117	–
Total provision and general reserve for credit losses	**$ 550**	**$ 452**	**$ 478**	**$ 416**	**$ 288**
Specific provision coverage for non-accrual loans	29.44%	29.32%	24.46%	27.93%	41.98%
Gross non accrual loans expressed as a percentage of net receivables	0.17%	0.13%	0.13%	0.12%	0.10%
Net non-accrual loans expressed as a percentage of net receivables	0.12%	0.10%	0.10%	0.09%	0.06%
Collective provision and general reserve for credit losses expressed as a percentage of risk weighted assets[2]	0.5%	0.5%	0.5%	0.5%	N/A
General provision for impairment expressed as a percentage of risk weighted assets	N/A	N/A	N/A	N/A	0.5%
Loan impairment expense expressed as a percentage of average gross loans	0.22%	0.20%	0.18%	0.17%	0.16%

(1) Financial information for fiscal 2005 excludes the effect of AASB 132 and AASB 139. Accordingly, financial information for fiscal 2005 is not directly comparable to financial information for fiscal 2006 and fiscal 2007.

(2) The after tax equivalent portion of the collective provision that satisfy APRA's general provision definition together with the balance of the general reserve for credit losses, as a percentage of risk weighted assets.

Notwithstanding the increased diversification, our loan portfolio continues to be concentrated on residential mortgage lending. As at March 31, 2008, approximately 63.9% of our lending assets (net of specific provision) were related to residential loans and approximately 6.3% and 29.7% of lending assets were related to consumer and commercial lending assets, respectively. Consequently, our loan portfolio is particularly affected by economic conditions, including housing starts, levels of local unemployment and changes in interest rates.

Our residential loans totaled $72.6 billion as at March 31, 2008. At March 31, 2008, approximately 13% by outstanding principal value of our securitized residential loans were covered by external lenders' mortgage insurance as at March 31, 2008. We believe such insurance significantly reduces our risk of loss on these assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segmental Results—Mortgage Insurance" in this offering memorandum for more information on external insurance arrangements.

Maturity distribution of loans

The following table provides the maturity distribution of our gross loan portfolio as at March 31, 2008:

(In millions)	Due in 1 year or less	Due after 1 year through to 5 Years	Due after 5 Years	Total
Maturity distribution[(1)]				
Housing loans	$22,753	$ 245	$49,659	$72,657
Commercial loans	7,134	2,453	1,438	11,025
Personal loans	2,465	2,141	653	5,259
Lease and commercial hire purchase	280	2,878	100	3,258
Structured investments	2	5	60	67
Credit card receivables	1,639	–	–	1,639
Other	82	–	–	82
Gross loans and advances	$34,355	$7,722	$51,910	$93,987

(1) All loans are "matured" according to their contractual maturity.

Maturity distribution of borrowings

As at March 31, 2008, maturities of our total borrowings were as follows:

(In millions)	Due in 1 year or less	Due after 1 year through to 5 Years	Due After 5 Years through to 10 Years	Due after 10 Years	Total
Deposits and other borrowings[1]					
Certificates of deposit	$20,358	$ 4,516	$ –	$ –	$24,874
Term and other deposits	50,839	229	4	–	51,072
Securities sold under agreements to repurchase	1,692	–	–	–	1,692
Secured borrowings	1,075	–	–	–	1,075
Total	**$73,964**	**$ 4,745**	**$ 4**	**$ –**	**$78,713**
Bonds and Notes					
Euro commercial paper by currency of denomination					
AUD Euro commercial paper	$ 384	$ –	$ –	$ –	$ 384
CAD Euro commercial paper	14	–	–	–	14
CHF Euro commercial paper	174	–	–	–	174
EUR Euro commercial paper	3,957	–	–	–	3,957
GBP Euro commercial paper	1,330	–	–	–	1,330
HKD Euro commercial paper	408	–	–	–	408
JPY Euro commercial paper	664	–	–	–	664
NZD Euro commercial paper	83	–	–	–	83
SGD Euro commercial paper	40	–	–	–	40
USD Euro commercial paper	1,682	–	–	–	1,682
USD US commercial paper	1,863	–	–	–	1,863
Total	**$10,599**	**$ –**	**$ –**	**$ –**	**$10,599**
Medium term debt by currency of denomination					
AUD medium term debt	$ 298	$ 2,384	$3,047	$864	$ 6,593
CAD medium term debt	162	11	–	–	173
CHF medium term debt	112	330	–	–	442
EUR medium term debt	1,341	6,697	3,502	–	11,540
GBP medium term debt	427	822	–	–	1,249
HKD medium term debt	234	188	–	–	422
JPY medium term debt	473	24	–	–	497
NZD medium term debt	52	124	–	–	176
SGD medium term debt	40	–	–	–	40
USD medium term debt	274	2,887	2,731	–	5,892
Total	**3,413**	**13,467**	**9,280**	**864**	**27,024**
Total bonds and notes	**$14,012**	**$13,467**	**$9,280**	**$864**	**$37,623**

(In millions)	Due in 1 year or less	Due after 1 year through to 5 Years	Due After 5 Years through to 10 Years	Due after 10 Years	Total
Loan capital					
Tier 1 capital					
Converting preference shares (CPS) with first call in 2012	$ -	$ 322	$ -	$ -	$ 322
Converting preference shares II (CPS II) with first call in 2013	-	-	396	-	396
Tier 2 capital					
AUD 100m fixed rate notes due 2013 with first call in 2008	102	-	-	-	102
AUD 150m floating rate notes due 2013 with first call in 2008	151	-	-	-	151
EUR 250m floating rate notes due 2015 with first call in 2010	-	433	-	-	433
AUD 225m fixed rate notes due 2016 with first call in 2011	-	226	-	-	226
AUD 75m floating rate notes due 2016 with first call in 2011	-	76	-	-	76
AUD 200m floating rate notes due 2017 with first call in 2012	-	201	-	-	201
CAD 250m fixed rate notes due 2017 with first call in 2012	-	272	-	-	272
USD 400m fixed rate notes due 2015	-	-	445	-	445
Total	**$ 253**	**$ 1,530**	**$ 841**	**$ -**	**$ 2,624**

(1) Funds are raised from well diversified sources and there are no material concentrations.

We hedge wholesale borrowings denominated in currencies other than Australian dollars. Principal amounts payable in respect of such borrowings are shown in the table at the exchange rate prevailing at balance date.

Loan quality

We maintain a systematic approach to the collection of loan arrears, and we issue notices of arrears or defaults at set intervals. For purposes of loan quality, we distinguish between commercial loans and other (including residential mortgage) loans. We generally classify commercial loans and housing loans as either impaired or non-impaired assets or, in the case of certain commercial loans, restructured.

We monitor consumer loan quality by independently verifying arrears and producing and distributing detailed credit performance reports to management. In addition, we closely examine the trends on arrears of various products within the portfolio to ensure measures are taken to correct and control any adverse trends that may be identified.

We maintain a policy of classifying loans as non-accrual when (i) loans are contractually 90 days or more in arrears (unless there are mitigating circumstances), (ii) a specific provision has been raised or (iii) there is a reasonable doubt about the ultimate collectability of principal and interest within an acceptable timetable. If a loan is subsequently considered to be unrecoverable, we write off the debt as a loan impairment expense in the fiscal year it is recognized. In addition, we suspend the crediting of interest to profit on non-accrual loans unless amounts are actually received. We recognize a specific provision against residential mortgage loans if the loan is not mortgage insured. We believe that our mortgage insurance,

which is generally required on residential mortgage loans with an LVR above 80% at the time the loan was advanced, is adequate protection against any potential loss on such loans.

APRA requires that we maintain a general provision for loan losses, which covers all types of lending, of at least 0.5% of risk weighted assets.

Our specific provisioning policy varies depending on the category of lending provided. We make provisions in the accounts with respect to potential insurance claims. For commercial real estate loans, we raise a specific provision on non-accrual loans based on expected security realization values less selling costs.

Average deposits

Details of our average deposits and balances due to other banks for fiscal 2007, 2006 and 2005 and the 2008 half year are provided in the following table. Averages are month-end averages. Our internal accounting systems do not permit averages to be calculated on a daily basis. We do not believe that daily averages would differ materially from the monthly averages presented.

	Half year ended March 31,		Fiscal year ended September 30,					
	2008		2007		2006		2005	
(In millions, except as indicated)	Average balance	Average rate paid	Average balance	Average rate paid	Average balance	Average rate paid	Average balance	Average rate paid
Certificates of deposit	$22,121	6.25%	$14,767	4.64%	$11,424	6.44%	$10,641	5.42%
Term and other deposits	48,642	5.26	43,653	4.72	40,409	4.31	37,440	4.16
Secured borrowings	1,068	6.78	1,218	6.20	1,214	5.58	1,195	4.28
Unsecured borrowings	–	–	11	11.47	11	9.93	13	8.51
Securities sold under agreement to repurchase	1,477	6.21	322	3.99	75	3.68	48	4.28
Total	**$73,308**	**5.60%**	**$59,971**	**4.73%**	**$53,133**	**4.80%**	**$49,337**	**4.44%**

Available for sale securities

The following table shows the cost and fair value of our holdings of available for sale securities as at the dates indicated:

	As at March 31,	As at September 30,		
(In millions)	2008	2007	2006	2005(1)
Investments at cost				
Government and semi-government securities	$ –	$ –	$ –	$ 14
Mortgage backed securities	–	–	–	1,071
Debt securities	–	–	–	–
Other securities	–	–	–	64
	–	–	–	1,149
Fair value				
Government and semi-government securities	–	–	19	–
Mortgage backed securities	304	384	608	–
Debt securities	442	500	537	–
Other securities	83	45	377	–
	829	929	1,541	–
Maturity analysis based on remaining term to maturity				
At call	–	–	276	–
Less than 3 months	126	85	89	19
Between 3 months and 12 months	22	175	131	45
Between 1 year and 5 years	257	271	597	1,027
Between 5 years and 10 years	344	353	411	58
Greater than 10 years	–	–	–	–
Non-maturing	80	45	37	–
Total carrying value	$829	$929	$1,541	$1,149

(1) Under fiscal 2005 (statutory AIFRS basis) available for sale securities were accounted for at cost, and have not been adjusted for the effects of AASB 132 and 139.

Weighted average yields

Weighted average yields (based on yield rates for fixed interest and discount securities) of holdings of available for sale securities at fair value for the 2008 half year are shown in the following table:

	Half year ended March 31, 2008			
	1 year or less	Between 1 year and 5 years	Between 5 Years and 10 years	Greater than 10 years
Government and semi-government securities	–	–	–	–
Mortgage backed securities	7.98%	8.07%	7.93%	–
Debt securities	8.11%	8.11%	7.61%	–
Other securities(1)	–	–	–	–

(1) Other securities are comprised of $83 million of non-interest bearing securities.

Funding

The following table sets forth our funding as at the dates indicated:

(In millions)	As at March 31, 2008	As at September 30, 2007	2006	2005
Deposits and other borrowings				
Certificates of deposit	$24,874	$19,075	$11,110	$ 8,285
Term and other deposits	51,072	48,317	42,284	39,498
Securities sold under agreements to repurchase	1,692	2,210	43	352
Secured borrowings	1,075	1,201	1,183	1,026
Unsecured borrowings	–	–	13	14
Total	**$78,713**	**$70,803**	**$54,633**	**$49,175**
Bonds and Notes				
Euro commercial paper by currency of denomination				
AUD Euro commercial paper	$ 384	$ 345	$ 189	$ 204
CAD Euro commercial paper	14	–	–	11
CHF Euro commercial paper	174	26	85	–
EUR Euro commercial paper	3,957	1,455	1,173	1,552
GBP Euro commercial paper	1,330	1,004	999	797
HKD Euro commercial paper	408	348	359	54
JPY Euro commercial paper	664	992	–	–
NZD Euro commercial paper	83	99	22	12
SGD Euro commercial paper	40	96	55	–
USD Euro commercial paper	1,682	1,762	1,423	835
USD US commercial paper	1,863	1,179	1,179	1,050
Total	**$10,599**	**$ 7,306**	**$ 5,484**	**$ 4,515**
Medium term debt by currency of denomination				
AUD medium term debt	$ 6,593	$ 7,425	$ 7,094	$ 5,255
CAD medium term debt	173	184	182	170
CHF medium term debt	442	97	–	–
EUR medium term debt	11,540	11,013	10,550	7,262
GBP medium term debt	1,249	1,325	1,978	850
HKD medium term debt	422	542	598	499
JPY medium term debt	497	140	–	–
NZD medium term debt	176	150	–	–
SGD medium term debt	40	–	85	78
USD medium term debt	5,892	6,789	8,622	7,289
Total	**27,024**	**27,665**	**29,109**	**21,403**
Total bonds and notes	**$37,623**	**$34,971**	**$34,593**	**$25,918**

Short-term borrowings

(In millions, except as indicated)	As at March 31, 2008	As at September 30, 2007	2006	2005
Commercial paper				
Balance at end of period (including accrued interest)	$10,599	$ 7,306	$ 5,484	$ 4,515
Weighted average interest rate at end of period(1)(2)	7.39%	6.27%	5.44%	5.97%
Maximum amount outstanding at any month end during period	10,599	7,575	6,798	5,115
Average amount outstanding during period(2)	8,966	5,541	4,868	4,039

(1) Rates for the 2008 half year have been annualized.

(2) Averages are calculated as the average of the opening and closing balance of each month.

Business

Overview

St.George Bank Limited is the fifth largest banking group in Australia in terms of lending assets. We are headquartered in Kogarah, New South Wales, a suburb of Sydney. We are an Authorized Deposit-taking Institution in Australia, regulated by APRA. As at March 31, 2008, we had total assets of $136.3 billion (September 30, 2007: $125.8 billion) and shareholders' equity of $6.9 billion (September 30, 2007: $5.9 billion) and a market capitalization of $14.4 billion, placing us among Australia's 20 largest listed companies. We have a national presence with approximately three million customers as at March 31, 2008. Our primary markets of New South Wales (inclusive of the Australian Capital Territory) and South Australia accounted for 56.5% and 11.8%, respectively, of our gross loans as at March 31, 2008 and we estimate that we ranked second for retail bank deposits in those states as at March 31, 2008.

We commenced operations in 1937 as a small group of building societies based in New South Wales. In 1951, we incorporated as a permanent building society and in 1976 adopted the name "St.George Building Society Ltd." From 1979 until our conversion to a bank, we were the largest building society in Australia.

In 1992, we converted into a bank, and, at the same time, into a public company with our shares listed on the ASX. In 1994, we acquired the Commercial Banking and Finance Division of Barclays Bank Australia Limited for $381 million. In 1997, we acquired Advance Bank Australia Limited (which included BankSA) for $2.7 billion in cash and shares, making us the fifth largest bank in Australia in terms of total lending assets (total loans and receivables and bank acceptances).

Our primary business is providing retail banking services, including residential mortgage loans for owner-occupied and investment housing and retail call and term deposits. As at March 31, 2008, residential mortgage loans net of specific provision totaled $72.6 billion (September 30, 2007: $69.2 billion), or 77.3% of our total loans and receivables (net of specific provisions) and retail deposits totaled $51.1 billion (September 30, 2007: $47.8 billion). Other retail banking products and services we provide include credit cards, consumer loans, wealth management services, residential mortgage insurance and general and life insurance products.

Our wealth management services include private banking for high net worth individuals, financial planning, investment advice and funds management and administration with $43.9 billion of funds under management, funds under administration and funds under advice as at March 31, 2008.

We also provide a wide range of institutional and business banking products and services to companies, including commercial lending up to a maximum exposure to any single customer group of $300 million. The institutional and business banking products we provide include commercial loans, construction finance, finance for motor vehicle dealers and bill acceptance facilities. We also offer receivable financing and automotive finance to retail customers. Commercial lending assets totaled $33.8 billion or 29.7% of our lending assets (net of specific provisions) outstanding as at March 31, 2008.

As at March 31, 2008, we operated a network of 400 (September 30, 2007: 399) retail and commercial branches and agencies, distributed across the states and territories of Australia as follows:

New South Wales	200
South Australia	109
Victoria	37
Queensland	28
Australian Capital Territory	13
Western Australia	9
Northern Territory	4
Total	400

Our products and services are also distributed through electronic channels such as our call centers, EFTPOS (Electronic Funds Transfer at Point Of Sale) terminals, automatic teller machines and telephone and internet banking.

Proposed merger between St.George and Westpac

We have entered into a Merger Implementation Agreement with Westpac. For more information, see "Summary—Recent Developments—Proposed Merger between St.George and Westpac" and "Risk Factors—Risks Relating to Our Proposed Merger with Westpac".

Business strategy

There is significant inherent value in our customer base of approximately three million. Our strategy is to unlock that value through a customer-led approach to our business and by providing integrated sales and service solutions in response to the needs of our customers. We have six business goals for achieving this and improving overall performance, as reflected in the core strategic framework developed in 2002:

- *Deepen and strengthen relationships with customers in our chosen markets.* One of our key aims is to encourage our customers to do more of their banking and financial services business with us. An important part of achieving this is segmentation of our customer base, combined with a strategy of cross-promoting our products across these groups.
- *Leverage specialist capabilities for growth.* We have particular expertise in areas such as residential lending, home equity loans, rural banking, payment services, property finance, wealth management and managing relationships with independent financial advisors. We seek to apply these skills in new markets.
- *Creatively differentiate on customer service.* According to independent market research, we have a higher level of customer satisfaction than the four major Australian banks. Our goal is to align our customer service standards with customer expectations so that we maintain our positive customer satisfaction differential with the four major banks.
- *Accelerate and empower relationship selling.* We aim to develop long term relationships with our customers by focusing our organizational structure on customer groups rather than product types, implementing a group-wide integrated sales and service program and utilizing a new sales lead management system that covers the organization as a whole.
- *Build team and performance culture.* We aim to build a high-performance culture through initiatives aimed at building teams and better matching staff incentives to customer satisfaction. We operate a "Corporate Performance Centre" that offers staff a range of training options, including workshops, self-study guides and online courses.

- *Optimize cost structure.* We achieved cost reductions for fiscal 2007 and have targeted further cost reductions for fiscal 2008. In addition, we have improved controls on future investment activities and capital expenditure.

Significant progress has been made in all of these areas since 2002, accompanied with material levels of investment. We have achieved a shift from being product-centric to customer-centric, focused on full service relationship banking. We have prioritized particular customer segments and have focused on delivering differentiated levels of service to these customer groupings. The broader management team has been substantially strengthened both through training and development and through key talent selection and recruitment. Sales and business development skills have substantially improved while commercial disciplines and risk management frameworks have been further embedded.

Targeted and focused expansion has occurred, not only in Victoria, Queensland and Western Australia, but also in our core markets of New South Wales, South Australia and the Australian Capital Territory.

We have driven a program of continuous productivity improvements through investments in people, in technology and the application of new business processes and tools. Our core focus of being team-based and genuinely focused on improving the customer experience remains a priority, with initiatives in place to further deliver on this objective.

Substantial further work and investment to strengthen this platform, enhance consistency and deliver improved customer experience outcomes, continues to be undertaken, and specifically includes:

- Re-engineering key business processes and systems, including mortgages and business lending;
- Enhancing the process and experience for new customers;
- Leveraging our wealth platforms, products and capabilities to deepen customer relationships, across retail and business segments;
- Continued expansion in Victoria, Queensland and Western Australia;
- Further investment and capability build within the middle market segment;
- Continuing refinement and extension of sales and service disciplines within retail;
- Investment to upgrade technology platforms to enhance functionality and performance, including credit cards, Asgard and business lending systems; and
- Grow the life insurance business by expanding the product range.

Capital management

We aim to maintain a prudent buffer above our Tier 1 minimum of 6.25%. As at March 31, 2008, our Tier 1 capital ratio was 7.0% (September 30, 2007: 6.7%) and our total capital ratio was 10.1% (September 30, 2007: 10.2%). APRA has historically required us to maintain a minimum capital adequacy ratio of 7.0% for Tier 1 capital and 10.0% for total capital. APRA has granted us a reduction in our Tier 1 minimum capital adequacy ratio to 6.25% until APRA further assesses the implications of our transition to Basel II. APRA has also granted us a reduction in our total capital adequacy ratio to 9.5%. See "Supervision and Regulation—Banking—Capital Adequacy".

Business divisions

We divide our operations into four main divisions: Retail Bank, Wealth Management, Institutional & Business Banking, and BankSA. We also have four major corporate support divisions: Group Technology & Operations, Finance, Risk and Strategy, and Human Resources.

Retail bank

The Retail Bank segment is responsible for residential and consumer lending, the provision of personal financial products and services including transaction services, call and term deposit accounts and small business banking (borrowings less than $250,000). This segment also manages a network of 267 retail branches and agencies, of which 190 are in New South Wales, as at March 31, 2008, as well as our electronic distribution channels, such as EFTPOS terminals, ATMs and internet banking.

As at March 31, 2008, the Retail Bank segment had total assets of $62.9 billion (September 30, 2007: $60.1 billion) and it contributed an operating profit of $350 million for the 2008 half year and $767 million for fiscal 2007.

Wealth management

Our Wealth Management segment is responsible for providing investment and superannuation administration, which is conducted by our ASGARD subsidiary, funds management and packaging, conducted by our Advance Funds Management business, as well as margin lending, financial planning, investment advice, direct share trading, private banking services and general and life insurance businesses.

As at March 31, 2008, Wealth Management had total assets of $5.0 billion (September 30, 2007: $5.7 billion) and contributed pre-tax profit of $80 million for the 2008 half year and $210 million for fiscal 2007.

Institutional and business banking

Our Institutional and Business Banking division is responsible for liquidity management, securitization, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing, including invoice discounting.

Our commercial banking operations are substantially located in New South Wales. Commercial banking offers business banking, property finance and equipment finance products and services. We distribute our commercial banking products and services through 21 branches, of which 10 are in New South Wales and 5 are in Victoria, in addition to our call centers. Institutional and Business Banking customers also have access to a range of internet facilities through our "Business Banking Online" platform.

We typically target customers that have annual turnover of between $20 million and $340 million. Our range of products includes checking and other transaction accounts, including foreign currency accounts, business loans and specialized facilities for importers and exporters such as letters of credit, leasing and asset purchase for business equipment and motor vehicles, merchant EFTPOS services and electronic banking. We offer a range of loan products, such as fixed and variable rate fully drawn advances, overdrafts, bank bill facilities, guarantee facilities and multi-option facilities, which provide our customers with the flexibility to move between products provided they stay within the overall facility limit.

Treasury and Capital Markets offers corporate treasury products and risk management services to our customers, such as interest rate and foreign exchange risk management products. It also provides services for our own balance sheet management such as accessing capital markets for wholesale funding, providing risk management products and managing liquid assets.

As at March 31, 2008, Institutional and Business Banking had total assets of $50.6 billion (September 30, 2007: $44.1 billion), of which $10.9 billion consisted of commercial loans and

receivables and contributed operating profit of $294 million for the 2008 half year and $486 million for fiscal 2007.

BankSA

BankSA is the largest financial institution in South Australia in terms of total assets with total assets of $15.1 billion as of March 31, 2008 and have 109 branches in its home state, as well as 4 in the Northern Territory, as at March 31, 2008. It is one of the market leaders in housing lending, personal finance and rural banking services in South Australia. These services have extended into country New South Wales and Victoria.

As a full-service bank in South Australia and the Northern Territory, BankSA's assets are spread across retail, rural and business banking. According to the Australian Bankers' Association market share report, as at March 31, 2008, BankSA held approximately 22.6% of all bank held deposits in South Australia and had approximately 18.7% of all outstanding residential loans in the state.

At March 31, 2008, retail banking accounted for $8.6 billion, or 56.7%, of BankSA's total assets. $3.4 billion related to BankSA's rural operations, which include BankSA's operations in the Northern Territory. Of BankSA's total deposit portfolio of $6.7 billion at March 31, 2008, $2.0 billion, or 30.0%, was raised through rural operations. At March 31, 2008, business lending accounted for $6.2 billion, or 41.1%, of BankSA's total assets, with $1.3 billion, or 21.0%, of that amount associated with lending to rural based business and rural producers.

BankSA has traditionally had strong involvement in the local community in South Australia and we are committed to maximizing the benefits of retaining the "BankSA" name and logo in that State. Consistent with this commitment, BankSA has its own Adelaide-based marketing and public relations functions, which work closely with BankSA's Managing Director and our other divisions to ensure that products and services meet the specific needs of South Australian customers and to manage BankSA's profile in South Australia.

As at March 31, 2008, BankSA had total assets of $15.1 billion (September 30, 2007: $14.1 billion) and contributed an operating profit of $127 million for the 2008 half year and $241 million for fiscal 2007.

Retail banking products and services

We offer retail banking products and services through our Retail Bank, Wealth Management and BankSA divisions, and to a lesser extent through our Institutional and Business Banking division in order to provide a full range of services to business customers.

Home loans

Our principal lending business is providing a comprehensive range of residential loans for owner-occupied and investment housing. Our home loan products include standard variable rate loans, loans with fixed interest periods and "home equity" loans, which provide the borrower with a line of credit secured by a mortgage over residential property, but which can be used for purposes other than purchasing the property. Significant new product development has occurred since October 1, 2006, including:

- Launch of Advantage Package in January 2007, which allows customers to bundle together home loan, deposit and credit card accounts for an annual fee in return for competitive interest rates and fee discounts;
- Launch of Basic Home Loan in February 2007, which offers low ongoing variable rate and no ongoing monthly fees;
- Product development continued in the 2008 half year, with a focus on continued enhancements to the Advantage Package product launched in January 2007. As a result of

these enhancements this product was recently awarded a "5 Star" rating by Cannex, the highest rating possible; and

- Launch of "Quick Start" Home Loan in May 2007 aimed at first time buyers entering the market.

We are one of the leading providers of home lending in Australia with an estimated 12% market share of residential home loan approvals. As at March 31, 2008, we had a total of $72.6 billion residential loans (September 30, 2007: $69.2 billion) consisting of $50.4 billion of housing loans (September 30, 2007: $47.4 billion) and $22.2 billion (September 30, 2007: $21.8 billion) of home equity loans. Of our total residential loans, approximately 69% were for owner occupied properties and approximately 31% were for investment properties.

As at March 31, 2008, approximately 39% of our residential loans (representing approximately 10% of the aggregate principal amount of all residential loans) were for a principal amount under $100,000. Loans with principal amounts in excess of $200,000 represented approximately 25% of the number of loans and approximately 56% of the aggregate principal amount outstanding. The average balance outstanding for our total residential portfolio of $72.6 billion was approximately $178,000.

Historically, we have sourced the majority of our home loans through our branch network, call centers and mobile lenders. There has been an increasing trend towards customers using third-party mortgage brokers to select a home loan. In the 2008 half year, approximately 46% of our new residential mortgage loans were sourced through mortgage brokers, slightly up from 43% through the 2007 half year. In fiscal 2007, approximately 44% of our new residential mortgage loans were sourced through mortgage brokers, slightly down from 45% in fiscal 2006. The widespread use of mortgage brokers increases the ability of customers to evaluate the price and features of competing products, which increases the competitiveness of this market. Mortgage brokers also make our products available in a number of geographic regions where we have only a small or no branch presence, allowing us to grow without incurring fixed expenditures to maintain a branch network.

From June 1, 2008, we have modified the commission structure with respect to third party mortgage brokers to better reflect the value of the business introduced to the bank. The upfront commission paid to brokers will be between 0.70% and 0.50%, and the trail commission will be between 0.25% per annum and 0.15% per annum. Full commission will be paid to brokers who lodge home loan applications electronically, assist with cross selling non-home loan products during the life of the loan, meet or exceed an agreed percentage of home loan applications that convert to settlements, and meet or exceed agreed home loan book run-off rate.

Residential mortgage loans can be structured based on interest rates that are discounted for an initial period, variable interest rates or fixed interest rates, depending on the preference of the borrower. In contrast to the United States, the majority of residential mortgage loans in Australia with a maturity of more than ten years are variable rate loans. Residential loans with an initial fixed rate, generally for a fixed period of five years or less, revert to the current variable rates after the fixed rate period. As at March 31, 2008, approximately 68% of our total outstanding home loan balances were at a variable rate and approximately 32% were at a fixed rate.

In determining whether to grant a residential mortgage loan, we focus on the:

- borrower's ability to service the loan;
- LVR of the property being mortgaged;
- acceptability and security value of the security property; and
- applicant and credit bureau information.

To determine serviceability, we apply a test designed to ensure that the borrower's income, less loan and other debt repayments (including a buffer to cover interest rate increases) will cover minimum living expenses, based on an independent statistical measurement of the amount the borrower requires to meet minimum living expenses.

Generally lenders' mortgage insurance is required for home loans where the LVR exceed 80%, other than for low documentation loans where it is required when the LVR exceeds 60%. Of our total home loans, SGIA provided lenders' mortgage insurance on approximately 46% by number of loans and 54% by outstanding principal value as at March 31, 2008. When lenders' mortgage insurance is required, the borrower pays the premiums on the policy, however, the policy is a contract between us and SGIA or, in some cases, an external lender mortgage insurance provider. See "—Mortgage Insurance" for further information.

The lenders' mortgage insurance policy protects us in event of a borrower's default and subsequent loss. In some instances, where the security is not regarded as prime, lower LVR thresholds will apply.

We use the following methods to determine the security value of residential property taken as security:

- *Rate notices.* We will accept an original current financial year rate notice showing the unimproved or improved capital value of the property unless the LVR is greater than 75%, the total amount secured exceeds $500,000, or lenders' mortgage insurance is required, or when certain types of security, loan purposes or loan types are involved.
- *Purchase price.* The purchase price of a property may be used unless the total amount secured exceeds $500,000, lenders' mortgage insurance is required, when certain types of security, loan purposes or loan types are involved, or where the contract price may not represent the true security value.
- *Restricted valuation.* The panel valuer provides an opinion based on an external inspection of the property giving an indicative market value range. We use the mid-point of this range in circumstances where the rates notice, purchase price, existing security value cannot be used, or if the range exceeds $100,000 and/or 20%. This method cannot be used if the total amount secured exceeds $500,000, the customer believes the market value of the property being purchased is above $1 million, lenders' mortgage insurance is required, or for certain types of security, loan purposes, loan types or where the valuer has recommended a valuation be prepared.
- *Valuation report—panel valuer.* A valuation report by a panel valuer is required when lenders' mortgage insurance is required, the total loan amount secured exceeds $500,000, for certain types of security, loan purposes and loan types, and where other methods of determining the security value cannot be used.
- *Existing security value.* The value for existing security property determined by the above methods may be used except where a rates notice has been used and the LVR is greater than 75% or where lenders' mortgage insurance is required and the valuation report is older than 12 months.

We verify all income on loan applications, other than low documentation loans, by procedures such as employment checks, including a review of the applicant's last two years of employment history and tax returns. We also conduct credit checks and enquiries through a credit reporting agency. We also obtain a statement of the applicant's current assets and liabilities.

During 2007, we launched an additional distribution channel called Mortgage Connect, to increase our reach and ensure our suite of home loan products is readily accessible to customers. This initiative will provide additional mobile lenders who can visit customers in their homes, or any location, and at the time that suits them best.

Since 1997, we have undertaken a program of regular securitization of certain of our home loan receivables. As at March 31, 2008, approximately 22% (September 30, 2007: 27.1%) of our total outstanding home loan receivables have been securitized. See "—Treasury and Capital Markets—Capital Markets" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Funding—Securitization and Conduit Funding".

Consumer lending

We provide unsecured personal loans to individual customers. Generally, unsecured personal loans are limited to a minimum term of 1 year and a maximum loan term of 7 years. These loans generally range in size from $5,000 to $40,000 with loan size being determined by a credit assessment of the individual applicant. We typically use an automated credit scoring facility for credit assessments. As at March 31, 2008, we had a total of $3.0 billion (September 30, 2007: $2.8 billion) in personal loans outstanding.

We also offer a range of credit cards and unsecured lines of credit. As at March 31, 2008, we had a total of $1.6 billion (September 30, 2007: $1.5 billion) outstanding under credit cards and unsecured lines of credit.

Deposit accounts

We offer a range of savings and deposit accounts to our customers, including transaction accounts, which offer relatively low rates of interest but also include features such as checking and free or low-cost transactions, savings and cash management accounts, which offer higher rates of interest on at call deposits but which limit the number of transactions that may be carried out without incurring fees, and term deposits. In recent years, we have pursued a strategy to broaden our retail deposit customer base, particularly outside New South Wales, by developing a range of internet and telephone banking deposit products at competitive interest rates, and which have low delivery cost.

Our retail deposits totaled $51.1 billion at March 31, 2008 (September 30, 2007: $47.8 billion). At March 31, 2008, at call deposits accounted for 65.5% of total deposits, with term deposits and investment deposits constituting the remainder.

Electronic banking

In recent years, we have focused on reducing the costs of providing retail transaction services and offering greater flexibility and convenience to our customers by offering banking services through electronic channels. We operated a network of over 911 ATMs branded and owned by St.George and over 213 third party ATMs also branded St.George, located throughout Australia, as at March 31, 2008. In addition, at that date we operated 131 electronic agencies, usually located in general store type businesses, principally in rural areas, which provide a cost effective banking service to the rural community. We have reciprocal relationships with various banks and other institutions, allowing access to over 25,600 ATMs throughout Australia. We maintain an extensive EFTPOS network, with over 35,000 terminals in approximately 28,500 outlets that allow debit and credit card holders to directly debit the cost of their purchases from retailers such as supermarkets, gas stations and fast food outlets. Cash withdrawal facilities are also available through this network.

In September of 2007 we entered into a partnership with BP to introduce over 200 St.George branded ATMs into prominent BP sites across Australia. The alliance with BP has accelerated our ATM expansion strategy, with total ATMs increasing by 250 to 1,124 since March 31, 2007.

Internet banking

Internet banking is an increasingly important aspect of our business. Customers can use this service to access account information, transfer funds, pay bills or apply for loans or credit cards.

In 2008 half year and fiscal 2007, we saw a 5.1% and 16.5%, respectively, increase in the number of customers actively using the internet to access their accounts. During the 2008 half year and 2007 fiscal year, approximately 37,000 and 118,000 new customers, respectively, registered for internet banking. In the same period, the volume of internet banking transactions rose 23.4% and 29.8%, respectively.

Telephone banking

We offer our customers the convenience of a variety of services over the telephone, including access to account and product information and the ability to transfer funds, receive check and interest information and pay bills. Telephone banking transactions averaged more than 1.8 million and 2.6 million per month during the 2008 half year and 2007 fiscal year, respectively. The decrease in transactions is attributed to the shift of customers to internet banking.

Commercial banking products and services

We offer the following range of commercial banking products and services through our Institutional and Business Banking division. We also offer commercial lending and finance products in South Australia through BankSA.

Commercial loans

We provide commercial loans tailored to our customer's specific business needs such as business growth, investment funding or managing cash flow. Each customer is assigned a relationship manager who develops a loan structure to effectively meet the financial requirements of the customer.

The approval process for a commercial facility involves a detailed credit submission to our credit department following initial discussions regarding the viability of the loan proposal.

This process incorporates debt servicing analysis and risk grading of each loan. Standard risk grading methodologies for commercial lending are set at the transaction level and will drive pricing. We review these risk gradings periodically. Lending authorities are delegated to Group Credit by the Board Risk Management Committee. Group Credit then delegate to lending officers who cannot sub-delegate their authorities. Senior lending officers in the field have authorities up to a maximum of $5 million (for exercise within policy parameters), Group Credit has a lending authority of $150 million, credits are then escalated to the Management Credit Committee which has authority up to $200 million and then to the Board Risk Management Committee for decision.

As at March 31, 2008, we had 149 large commercial loan exposures where the credit limit was greater than $50 million. The total credit limit of these loans was $13.9 billion. As at March 31, 2008, our twenty largest commercial loan exposures classified as non-accrual loans totaled $61.9 million, net of provisions and suspended interest.

Commercial property

Our commercial property unit is a specialized commercial, industrial and residential development property financier. This market segment requires a high degree of marketing and credit management. The two major products of this unit are property purchase/investment lending and property construction/development lending.

Our target customers for property purchase/investment lending are investors in completed properties under long-term leases. These may include office, factory, warehouse and shopping center properties, with the majority of loans being between $1 million and $5 million.

The target market for property construction/development lending is well established developers and builders, with the majority of loans being between $2 million and $5 million.

As at March 31, 2008, commercial property lending assets totaled $16.1 billion.

Business and equipment finance

We offer hire purchase (lease to own), leasing and secured financing products to business customers to assist in the finance of income producing vehicles and equipment. As at March 31, 2008, our business and equipment finance loans and receivables totaled approximately $587 million.

Bank bill facilities

As an alternative to a conventional loan, we offer our business customers bank bill facilities whereby we guarantee, or "accept", bills of exchange issued by our clients at a discount to face value. We earn interest income and transaction fees on these bank bills. Bank bill terms are typically 30 days but range between seven and 180 days. As at March 31, 2008, we had $19.8 billion (September 30, 2007: $16.3 billion) of bank bills outstanding.

Automotive finance

The automotive finance area's target market segments include motor vehicle dealerships and their direct retail clients where we are a "preferred financier". We offer wholesale "floorplan" financing arrangements to fund dealership inventories. These arrangements are typically in the range of $3 million to $10 million. We also provide capital funding to dealerships. In addition, we offer retail finance to car buyers through our wholly-owned subsidiary St.George Finance Ltd and joint venture St.George Motor Finance Ltd.

As at March 31, 2008, our automotive finance loans, leases and hire purchase totaled approximately $4.4 billion, of which approximately 28% consisted of loans to dealerships and 72% consisted of finance leases, hire purchase and loans to individuals.

Treasury and capital markets

Financial markets

Our Financial Markets unit provides short-term wholesale funding and manages the liquidity and financial market's risks arising from our day-to-day operations. In addition it provides a wide range of financial markets instruments and services to our customers. To facilitate these roles, it is an active counterparty in the financial markets for interest rate, foreign exchange and derivative instruments.

Other activities include the trading and distribution of interest rate and funding products, including call and term deposits with the bank, bank bills, negotiable certificates of deposit, interest rate swaps, fixed interest securities, mortgage backed securities, forward rate agreements and interest rate options. As at March 31, 2008, our Financial Markets unit carried approximately $13.0 billion of assets at fair value through the income statement and had approximately $24.9 billion of certificates of deposit.

Our Financial Markets unit has been operating in the foreign exchange markets since obtaining its foreign exchange dealers license in 1994. The area operates as a price maker to interbank counterparties in addition to providing foreign exchange products to our institutional, corporate and high net worth individual customers. We have continued to expand our product range to include structured foreign exchange products to supplement the spot, forward and option transactions. Our Financial Markets unit also provides treasury risk management strategies to our institutional and corporate customers.

As at March 31, 2008, our financial markets unit carried interest rate derivatives with a credit equivalent value of $851 million and foreign currency derivatives with a credit equivalent value of $614 million. Our major use of derivatives is as a hedge for our balance sheet assets and liabilities. Almost all of our derivative transactions are with counterparties that have an "A" or

higher credit rating from S&P's. Credit equivalent values represent a measure of our potential loss as a result of non-performance by counterparties.

Our economics research unit resides within our Financial Markets unit. This unit provides interpretations and analysis of economic developments, interest rate and currency forecasts as well as providing daily and in depth quarterly reports for customers.

Capital markets

Capital Markets is responsible for sourcing and managing our senior and subordinated medium and long-term wholesale funding and for managing our securitization activities.

As at March 31, 2008, Capital Markets had approximately $29.6 billion of term debt and loan capital outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Funding".

We also use securitization for funding diversity and as one of our capital management tools. Since the creation of the first trust under the program, Crusade No. 1 of 1997, we have issued a total of $40.7 billion in mortgage and other asset backed notes into the domestic, Euro and Global markets. As at March 31, 2008, we had $16.5 billion of receivables held within the Crusade program. As a result of the global credit crisis, access to securitization markets is severely limited.

In addition, securitization and financing facilities and arrangement services are provided to our institutional and corporate customers. To facilitate customer warehouse financing and provide investment income, we have established and manage a $3.0 billion asset-backed commercial paper program, Crusade CP No. 1 Proprietary Limited, which had outstandings of $1.2 billion as at March 31, 2008.

Structured investments

Our Structured Investments unit pursues a range of investment opportunities, including leveraged leasing and various one-off funding structures. As at March 31, 2008, outstanding structured financing loans totaled $67 million (September 30, 2007: $582 million).

Corporate finance

Our Corporate Finance unit arranges senior debt financing in our target market for Australian corporate borrowers and private equity borrowers seeking funding in the $5 million to $100 million range. We act as sole financier or syndicate participant on acquisition finance, wholesale funding and leveraged finance transactions in our target market.

Wealth management products and services

Funds administration

We acquired Asgard Wealth Solutions ("AWS") in 1998 and established a strong position in the master trust market via its ASGARD master trust offering. ASGARD is a discretionary investor directed portfolio service that enables retail investors to invest through a single trust vehicle in a wide range of investments (including wholesale funds) offered by different companies, and to receive consolidated reporting on the whole portfolio. Many invest in a range of funds to diversify away the risk of selecting an underperforming manager or investment style. AWS continues to develop product and service offerings and added a lower cost wrap fund structure for both investment and superannuation monies and a mini master trust product. A wrap fund is similar to a master trust, but it also allows a customer to make direct investments in securities and property.

AWS attracts inflows from the St.George financial planners, from independent financial advisers and from its aligned dealer network called SECURITOR. Its customer service and adviser relationships are supported by a front-end delivery system called AdviserNetgain and a range of practice management tools. The master trust and wrap fund market has grown strongly and our total funds under administration have grown to $33.3 billion as at March 31, 2008 (September 30, 2007: $37.3 billion).

Funds management

Advance Funds Management is a niche operator in the funds management market as packager and distributor of investment management capability. Its core offerings are packaged products that are operated via a "manager of funds managers" model. Its flagship offerings are the advance multi manager suite of products developed and managed by our in-house consulting team, St.George Investment Solutions.

Advance Funds Management distributes its products through independent financial advisers, via Master Trust/wrap platforms, through SECURITOR and St.George Financial Planning. A small number of investors access the product via our dragondirect website. It had approximately $7.3 billion in funds under management as at March 31, 2008 (September 30, 2007: $8.5 billion).

Private bank

We service a select group of customers through St.George Private Bank. St.George Private Bank was established to meet the banking and financial management needs of this select group of high net worth clients and offer them products and services, ranging from personalized day-to-day banking to investment advice, wealth management to estate planning. St.George Private Bank is staffed by a team of banking and financial specialists.

Investment solutions

St.George Investment Solutions is a business unit within Wealth Management that provides an asset management capability and advice for other St.George divisions. It specializes in macro economic and financial market research, asset allocation and multi-manager portfolio construction utilized by the Advance Multi-Blend Product Suite.

Margin lending

Our margin lending unit offers our customers a flexible line of credit that is secured against cash or existing holdings of shares or managed funds, which the borrower is required to pledge as security. If the value of the security falls below the amount of the outstanding loan, plus a margin, we require the borrower to restore the security by repaying part of the loan or providing additional security or a combination of both. As at March 31, 2008, we had approximately $2.5 billion (September 30, 2007: $3.2 billion) in margin loans receivables.

Insurance

We offer a range of life insurance and general insurance products to our customers. Our wholly-owned subsidiary St.George Life Limited underwrites life risk. As at the date of our last actuarial review, conducted in March 2008, our gross policy liabilities were $35.1 million. We also distribute general insurance as an agent for other insurers. We have formed an alliance with global insurer American International Group, Inc. (AIG) to be our new life insurance partner. AIG will provide a range of services to St.George Life and will also be the insurance partner for AWS.

As at March 31, 2008, the total assets of our life company were $115.5 million. In the 2008 half year and 2007 fiscal year, the net premium revenue of our life insurance business was $22.0 million and $36.9 million, respectively, and commission income was $5.8 million and $11.6 million, respectively.

Lenders' mortgage insurance

When a home loan customer's LVR exceeds applicable thresholds, mortgage insurance is required as a condition of granting their loan. This insurance is usually provided by SGIA.

SGIA operates independently of our other operations and is responsible for its own profitability and returns on equity.

SGIA is independently rated A+ by S&P, Aa3 by Moody's and AA- by Fitch.

As at March 31, 2008, SGIA's unearned premium, which represents a provision for its unexpired risk, was $103 million. SGIA has extensive reinsurance treaties in place to cover losses in excess of its primary retention of 0.5% of loans written in any policy year. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Segmental Results—Mortgage Insurance".

Competition

Banking

The Australian banking market is highly competitive. Banks, life insurance companies and non-bank financial institutions compete for customer deposits, the provision of lending, funds management, life insurance and other services. At March 31, 2008, in all, there were 58 banking groups operating in Australia. Banks in Australia can be divided into the following categories: Australian-owned banks, foreign bank subsidiaries and branches of foreign-owned banks.

We occupy a market niche among the Australian-owned banks (of which there are 14) between the four largest (the Commonwealth Bank of Australia ("CBA"), National Australia Bank Limited ("NAB"), Westpac, and Australia & New Zealand Banking Group Limited ("ANZ")), typically referred to as Australia's major banks, and a number of smaller regional banks. Each of the major banks offers a full range of financial products and services through a nationwide branch networks across Australia. We compete with the four major banks across the range of our retail and business banking products primarily in New South Wales and South Australia. Outside of New South Wales and South Australia, we compete with the four major banks and a number of regional banks and non-bank financial institutions in selected markets. We also have a significant market presence in the Australian Capital Territory and are represented in all of Australia's other mainland states and territories. In particular, we recently launched initiatives to increase our customer base in Victoria and Queensland. The four major banks have access to greater resources and economies of scale than we can achieve. Our strategic goal is to differentiate ourselves from the major banks by maintaining a positive customer service differential to the four major Australian banks.

In addition, there are a number of smaller regionally based banks, that, like us, had their origins as building societies and whose operations were initially largely state-based. Regional banks are often characterized by strong local franchises, customer loyalty and a relatively high standard of service. Several of the regional banks have expanded into additional regions in recent years. In addition, the internet and the growing prevalence of mortgage brokers enable regional banks to attract customers outside the locations where they have a physical presence. Over recent years, the regional banking sector has undergone substantial consolidation with several of these institutions amalgamating with other regional banks or being acquired by major domestic and foreign banks.

There are 10 foreign-owned banks operating in Australia through a locally incorporated subsidiary, six of which also have a foreign branch. An additional 34 foreign banks conduct operations solely through a foreign bank branch. While many foreign banks operating in Australia initially focused their activities on the provision of banking services to the Australian

clients of their overseas parent bank, most have now diversified their operations, giving local clients a broad range of financial products and services. Foreign bank branches in Australia are not able to offer retail deposit and transaction accounts to customers.

Non-bank financial institutions compete vigorously for customer investments, deposits and the provision of lending and other services. These include intermediaries such as building societies and credit unions. Specialist non-bank mortgage originators and brokers have acquired some prominence in the residential lending market.

Competition is particularly intense in the residential lending market. In addition to the major banks and the regional banks that compete in our geographic markets, we compete with building societies, credit unions and specialist non-bank residential mortgage lenders. Until recently, mortgage originator specialists, supported by a developing securitization market, had been able to undercut the average interest rates previously offered by banks and capture significant market share of new loans. Both major and regional banks tended to closely match the competitive pricing offered by these specialist originators. The difficult conditions being experienced in the securitization market since August 2007 have restricted the ability of these specialist originators to access cost effective funding, curtailing their operations.

We also compete intensely for retail deposits, which are a relatively inexpensive source of funding and help protect our margins. In particular, we were one of the first banks to offer a high interest, low cost, internet-only savings account, but a number of our competitors have since begun to offer similar products.

In business lending, we do not compete for the larger customers of the major banks. Instead, we target small to medium-sized businesses, where we believe we are able to offer more personalized and attentive service than those customers would receive from a larger bank.

We also compete in this market against most of the same regional banks and non-bank financial institutions against which we compete for housing loans and deposits. We develop products that meet the specific needs of our business clients. By applying many of the same strategies we have pursued in the retail banking area (specifically, product innovation and customer service) we have been able to successfully compete in providing services to small and medium sized business operations.

Changes in the financial needs of consumers, deregulation and technological developments have also changed the mode of competition. In particular, the development of electronic delivery channels and the reduced reliance on a physical network facilitate the entry of new players from related industries, such as retailers, telecommunication companies, insurers, supermarkets and utility companies. These potential competitors are characterized by strong consumer brands, use of advanced technology and large customer bases. Technological change is also encouraging new entrants with differing combinations of expertise.

Wealth management

The funds management and platform/administration markets have grown significantly in recent years as a result of factors such as increasing investor sophistication, an ageing population, a growing reliance on self-funded retirement and concessional taxation rules. The industry's future growth is founded on compulsory superannuation participation.

The funds management market is dominated by the four major banks and non-bank financial institutions such as Macquarie Bank and AMP Limited. Our Advance Funds Management business has re-positioned itself as a niche player in funds management, with its focus being packaging and distribution of specialist managers capabilities either via a stand alone offering or within a multi-manager suite.

The platform/administration market is highly concentrated. According to data published by Plan for Life, the top ten players account for over 95% of market flows. The four major banks, non-bank financial institutions such as AXA Asia Pacific Holdings Limited and AMP Limited and our ASGARD business are leading participants in the market place. In response to increasing competition, we continue to align independent distribution to our products/platforms and continue to cross sell our products to our existing retail customer base.

Risk management

In our daily operations, we are exposed to a range of risks including credit risk, liquidity risk, market risk, banking book risk and operational risk (including fraud, theft and property damage). These risks are managed through specialized committees responsible for policy setting and monitoring and analyzing risk.

A Risk Management Governance Framework is embedded in our business. It incorporates:

- a Corporate Governance Framework for the Board and its Committees and the Executive and its Management Committees;
- a Risk Appetite Statement approved by the Board and integrated in the strategic and operational planning processes;
- the identification and management of the major risk categories to us;
- key policies and processes to manage risk and provide reliable and consistent results; and
- capital planning and management, which includes Economic Capital modeling and management.

For additional disclosure relating to our risk management, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Risk Management".

Credit risk

Credit risk is the potential for loss arising from a debtor or counterparty failing to meet their financial contractual obligations. This risk is inherent in our lending activities, as well as transactions involving derivatives and foreign exchange. Credit risk is managed principally through embedded controls upon individual lending divisions and business managers who are responsible for the lending. Lending is carried out within the parameters of lending policies (covering approvals, documentation and management), which have been developed having regard to statistical data and historical risk experience.

To maintain the quality of the lending portfolio, prudential standards and lending policies have been established throughout the consolidated entity.

Credit processes are typically structured so that loan origination, approval, document preparation, settlement and account monitoring and control are segregated to different individuals or areas. Credit must be evaluated against established credit policies and within authorities and be structured, particularly in terms of security, to be prudent for the risk incurred.

The Group Credit division assesses credit beyond the lending authorities of business divisions and/or outside normal Group Credit policies and guidelines. This division assesses specific provision requirements where loan default has occurred and also controls the Loans Management unit, which manages large impaired assets with the aim of achieving the optimum result from such assets.

Through its Credit Inspection function, Group Credit tests internal controls and adherence to credit policies and procedures which are standard throughout the bank and contained in credit manuals administered by Group Credit.

We apply standard credit risk assessment criteria to all extensions of credit, from credit scoring systems for basic retail products to complete credit assessment for commercial and trade related transactions.

Standard risk grading methodologies for commercial lending are set at the transaction level and drive pricing.

The quantification of credit risk is performed by analytical tools and models, which provide estimates of probability of default, loss given default and exposure at default across retail and commercial exposures. The outputs of the models provide input to expected and unexpected loss calculations, levels of collective provisions, Basel II regulatory capital calculations, Economic Capital estimates and a variety of operational credit decisions. The Portfolio Management unit within Group Credit oversees the development and monitoring of the models and adherence to policy.

We manage concentration risk through a set of limits and associated policies which control lending to industry segments, individual large exposures, geographic areas, risk grades and products. The objective is to ensure that no single exposure or set of exposures is large enough to threaten the on-going viability of the bank. The management of concentration risk forms a key component of the overall risk appetite of the bank.

Group Credit regularly reports to the Management Credit Committee and the Board Risk Management Committee on the status of large impaired assets, arrears and trend analysis, compliance reports, portfolio analysis and all approvals above $50 million.

Liquidity risk

Liquidity risk refers to the inability to meet financial commitments when they fall due and arises from mismatches in the cash flows from financial transactions. Liquidity is managed based upon policies and strategies determined by the bank's asset and liability committee ("ALCO").

These include:

- maintaining a core of high-quality and readily liquefiable securities;
- sourcing the majority of funds from the retail sector and committed medium-term wholesale facilities;
- maintaining a diversified funding capacity in wholesale and retail markets;
- monitoring liquidity flows while quickly identifying any anomalies; and
- the consolidated entity meets the APRA prudential requirements for liquidity.

Market risk

Funding risk

Funding risk is the risk of over-reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or availability.

To minimize funding risk, the bank raises wholesale funds from well-diversified sources encompassing both international and domestic capital markets.

Interest rate risk

Interest rate risk arises from a variety of sources including mismatches between the re-pricing periods of assets and liabilities. Movements in interest rates can affect earnings and the value of the bank. Interest rate risk management policy aims to minimize fluctuations in earnings over time from volatility in movements in interest rates while maximizing shareholder value.

Interest rate risk in non-trading activities

Interest rate risk in non-trading activities is the risk of loss in earnings or in the economic value of non-trading activities as a consequence of movements in interest rates. There are four components of interest rate risk for non-traded activities: re-pricing, yield curve, basis and optionality.

Interest rate risk is monitored on an earnings and a valuation approach by our Balance Sheet Risk Management unit to ensure that aggregate exposure to interest rate risk is managed within policy guidelines with defined limits commensurate with our "risk appetite" and strategic objectives set by ALCO and overviewed by the Board Risk Management Committee.

Our non-traded interest rate risk measurement system integrates risk parameters, product design, pricing policies and forecasts of the balance sheet and yield curve. Key modeling assumptions are regularly reviewed to take into account of both historical relationships and the current market environment.

Market risk from trading activities

Market risk is the potential for losses arising from adverse movements in the level of market factors such as foreign exchange rates and interest rates. Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including VaR. VaR is a statistical estimate of the potential loss that could be incurred if the bank's trading positions were maintained for a defined period of time. We use a confidence level of 99 percent; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally, the market risk framework includes applying stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

We use Monte Carlo simulation to calculate VaR. This model takes into account relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in APRA's Prudential Standards. Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. This process includes hypothetical profit and loss, which holds the portfolio constant, thereby excluding any intraday trading activity. See "Business—Risk Management—Market Risk".

Operational risk

Operational risk is the risk of loss, including reputation, resulting from failed internal processes, people and systems or from external events. The operational risk management function ensures that the bank has appropriate controls to mitigate potential operational risks.

Various techniques are utilized by the operational risk management functions to manage, mitigate, monitor and report on operational risk exposures, related controls and the trends associated with various key risk indicators. A documented framework includes policy and procedures expected of the operational risk management functions within the bank.

The operational risk function facilitates informed decision making and promotes a consistent risk culture within the bank. The bank has designed and implemented an Advanced Measurement Approach to compute regulatory operational risk capital at a 99.9% confidence level under Basel II and as an input to the bank's Economic Capital estimates. The model incorporates various forward looking and historical data input such as internal and external loss

events, scenario analysis information, operational risk profile information and various key risk indicators.

Business continuity and planning

Business continuity management is a key component of our sustainability, ensuring we can respond to and recover from major incidents. The bank's business recovery plans document a coordinated response to facilitate the recovery of critical business processes and services in the event of major damage or loss of service.

Insurance

We carry the types of insurance customary in the Australian banking industry, including bankers' blanket bond,,electronic and computer crime, professional indemnity, property, damage, (including business interruption), workers compensation and public liability insurance. Such insurance has been maintained at levels which we consider adequate and which we believe are consistent with Australian industry standards.

Employees

As at March 31, 2008, we employed 8,173 full time equivalent employees (September 30, 2007: 8,074). The following table shows the distribution of our employees across the states and territories:

	Number of employees[1]				
	As at March 31,		As at September 30,		
	2008	2007	2007	2006	2005
New South Wales	5,107	4,964	5,057	4,920	4,871
Australian Capital Territory	159	159	151	146	159
Queensland	377	304	349	297	279
Victoria	424	407	419	413	409
South Australia	1,224	1,208	1,221	1,225	1,215
Western Australia	210	163	192	132	117
Northern Territory	37	37	37	39	36
	7,538	7,242	7,426	7,172	7,086
Asgard	635	647	648	618	580
Scottish Pacific	–	106	–	135	139
St.George Bank New Zealand	–	–	–	24	75
Total permanent and casual staff	8,173	7,995	8,074	7,949	7,880

(1) Full-time equivalent.

The Finance Sector Union represents clerical and lower-level management staff for enterprise bargaining purposes. The current enterprise bargaining agreement with the Finance Sector Union expires in October 2010. We believe that relations with our employees are good. Since we commenced operations in 1937, interruption to operations due to strikes or disputes with employees has been negligible.

We have an active and organization-wide strategy to improve staff learning and development to ensure that every team member is skilled, up to speed on our full range of products and services and capable of delivering exceptional customer service. We have introduced computer-based learning technologies, which are delivered to the workplace through a learning management system.

Additionally we have structured leadership and management programs, ranging from eMPOWER, targeted to front line leaders, to ASCENT, targeted to middle managers and finally LEAD targeted at our senior executive group. These have been in place for approximately four years.

Finally, under our new business model we have flattened our organizational structure which aims to further empower our staff as well as ensuring that we are closer to our customer base.

Information technology

We maintain an integrated portfolio of information technology, or IT, systems serving customers. We have adopted a comprehensive Application and Infrastructure Architecture document, together with an IT Charter, which describes the separate responsibilities and authorities of the IT division and the various business units to which services are supplied. We have researched and adopted an IT business plan, which charts, over a three to five year period, the activities that the IT division must engage in to enable business goals to be achieved.

The IT division has negotiated a set of Service Level Agreements with our business units. These are measured and reported upon monthly. We manage risk and periodically rehearse our business continuity plans. Disaster recovery intervals for various systems have been agreed with business units and the requisite infrastructure and procedures implemented. We periodically rehearse recovery to these backup systems. Critical data is mirrored in near real time, while non-critical data is mirrored by regular batch backup.

Property

We operate from a substantial number of properties, both freehold and leasehold, throughout Australia. The freehold portfolio comprises 73 properties ranging from head office buildings to residences with a depreciated value of $179 million at March 31, 2008. The highest value properties we own include two buildings in the central business district of Sydney, namely 182 George Street and 33-35 Pitt Street, valued at $60 million and $52 million, respectively, at March 31, 2008.

In September 2006, we completed the sale and lease back of our head office building in Kogarah, New South Wales, a suburb of Sydney, recognizing a profit of $51 million after associated tax benefits.

Our policy is to purchase a site only when there is a prospect of medium to long-term monetary and strategic gain. Experience has shown that as a result of changing retail trading patterns and innovations in the banking industry, leased premises allow for greater flexibility in accommodation requirements. This concept is reflected in the number of leased premises held by us. At March 31, 2008 there are 866 leased sites ranging from state offices to ATM sites.

We believe that all of our property, both freehold and leasehold, is well maintained and adequately insured.

Legal matters

We are party to certain claims and litigation in the ordinary course of our business. We are not currently involved in any legal proceedings that we believe will result, individually or in the aggregate, in a material adverse effect upon our financial condition or results of operations.

We are currently engaged in a dispute with the Australian Taxation Office ("ATO") relating to deductions we have claimed with respect to subordinated notes issued to St.George Funding Company LLC as part of the depositary capital securities transaction undertaken in 1997. During fiscal 2007, the ATO withdrew its contention that the tax anti-avoidance provisions of Part IVA of the Tax Act applied to this transaction. As a result, the amount in dispute was reduced from $137 million to $91 million (after tax). The matter was heard by the Federal Court of Australia in

July 2007, and on April 11, 2008, the Federal Court of Australia held that such interest payments made by St.George under the subordinated notes were not deductible for tax purposes.

The financial impact of the Federal Court's decision on St.George resulted in a liability of $117 million (after-tax) representing a primary tax of $84 million and interest of $24 million (after-tax) and a $9 million tax benefit recognized in the 2004 year relating to interest expense on the subordinated notes.

St.George has appealed the decision to the full Federal Court. In the meantime, St.George recognized a $117 million charge to its profit and loss for the 2008 half year, which is disclosed as a significant item.

Supervision and regulation

Overview

Banking and wealth management activities are heavily regulated in Australia. This section provides a description of the regulatory and supervisory environment in which we operate. APRA is responsible for the prudential supervision of ADIs, life and general insurance companies and superannuation (pension) funds. APRA has powers to act decisively in the interests of depositors, policy holders or fund members if a supervised institution is in difficulty.

ASIC is responsible for the administration and enforcement of the Australian laws in relation to Australian companies, securities, managed investments and futures markets. ASIC is also responsible for consumer protection, monitoring and promoting market integrity and licensing in relation to the Australian financial system, the provision of financial services and the payment system.

APRA imposes independent capital adequacy requirements for each of our four business segments. In ascertaining compliance with the relevant capital adequacy requirements, each business segment is segregated from the other business segments that have independent capital adequacy requirements. None of the business segments may, without first obtaining APRA's approval, transfer capital within the group or otherwise, or pay dividends to parent companies, should this constitute a reduction of capital as outlined in APRA's standards. To ensure that ADIs are adequately capitalized on both a stand-alone and group basis, APRA adopts a tiered approach to the measurement of an ADIs capital adequacy by assessing the ADIs financial strength at three levels:

- *Level 1*—on a stand alone basis;
- *Level 2*—on a consolidated basis (i.e., the bank and all of its subsidiaries other than non-consolidated subsidiaries); and
- *Level 3*—the conglomerate group at the widest level.

In addition, the RBA has a role relating to the objectives of monetary policy, overall financial system stability and regulation of the payments system. It has no obligation to protect the interests of bank depositors and will not supervise any individual financial institution. The RBA has the discretion to provide emergency liquidity support to the financial system. Finally, the ACCC has responsibility for competition policy and consumer protection across all sectors of the economy.

Financial Services Reform Act 2001

The Australian Government has introduced a comprehensive regime of financial services reform by the enactment of the Financial Services Reform Act 2001 ("FSRA"). The FSRA and the Financial Services Reform (Consequential Provisions) Act 2001 apply an extensive regulatory regime for financial products and their providers. The purpose of the FSRA is to provide:

- a single licensing framework for financial service providers;
- uniform disclosure obligations for all financial products provided to retail clients;
- at least a minimum standard of conduct for financial service providers dealing with retail clients; and
- uniform authorization procedures for financial exchanges and clearing and settlement facilities.

The FSRA has a broad impact on our operations, including banking, insurance, managed investments and superannuation, and is administered by ASIC.

Banking

Our banking business is subject to supervision and regulation by APRA and ASIC.

Governance

APRA requires banks subject to its supervision to conform to a set of prudential standards and to regularly provide it with reports containing a broad range of information, including financial and statistical data relating to their financial position and information in respect of prudential and other matters. This information is generally not publicly available to investors. In its supervision of banks, APRA gives special attention to capital adequacy, liquidity, earnings, loan loss experience, concentration of risks, the maturity structure of assets and liabilities, potential exposures through equity investments, funds management, securitization activities and international banking operations. APRA may also exercise certain investigative powers if a bank fails to provide information about its financial condition or becomes unable to meet its obligations, or suspends payment.

In carrying out its supervisory role, APRA supplements its analysis of statistical data collected from banks with selective "on site" visits and formal meetings with banks' senior management and external auditors. APRA has also formalized a consultative relationship with each bank's external auditors. The external auditors provide additional assurance that prudential standards set by APRA are being observed, and that statutory and other banking requirements are being met. External auditors also undertake targeted reviews of specific risk management areas as selected at the annual meeting between the bank, its external auditors and APRA. In addition, each bank's chief executive officer attests yearly to the adequacy and operating effectiveness of the bank's management systems to control exposures and limit risks to prudent levels.

Bank liquidity

Liquidity is regulated by APRA through individual agreements with each bank, which take into consideration the specific operations of each organization. APRA requires that banks have a comprehensive liquidity policy statement that defines the guidelines and systems for managing domestic and foreign currency liquidity. This statement must be approved by the ADI's Board of Directors. A bank's liquidity management policy should cater for a range of potential conditions and APRA requires each bank's liquidity risk to be assessed under two specific scenarios. The first scenario is known as the "going-concern" and refers to the normal behavior of cash flows in the ordinary course of business and forms the day-to-day focus of a bank's liquidity management. The second scenario, known as the "name crisis", covers the behavior of cash flows where there is a problem (real or perceived) which may include operational problems, doubts about the solvency of a bank or adverse rating changes. These types of events may result in a "run on the bank", in which depositors seek to withdraw their funds in large numbers or amounts, or have difficulties borrowing funds at the rates desired, or at all. APRA expects a bank to have sufficient liquidity to maintain operations for at least five business days.

Banks must supply APRA with a quarterly (or more frequently if required by APRA) return which details the projected future cash flows under both the "going concern" and "name crisis" scenarios. The latter must include maturity profiles out to five business days based on assumptions agreed with APRA. The information in these returns is generally not publicly available to investors. Banks are required to consult with APRA before making any significant changes to the assumptions underlying these reports. Where APRA is not satisfied with the

adequacy of an ADI's liquidity management strategy, or where it has particular concerns about an ADI's liquidity, it can direct the ADI to hold specified amounts of liquid assets such as cash and certificates of deposit.

Banks operate exchange settlement accounts with the RBA. These accounts are used by banks primarily for liquidity management purposes. The RBA pays an interest rate on balances in Exchange Settlement Accounts of 25 basis points below the cash rate (i.e., the interest rate which banks pay or charge to borrow funds from or lend funds to other banks on an overnight unsecured basis).

Capital adequacy

APRA imposes guidelines for the capital adequacy of banks as an essential part of its prudential supervision of ADIs. APRA supervises the capital adequacy on both a stand-alone and consolidated group basis. Generally, an ADI should consolidate in accordance with Australian accounting standards, however, there are exceptions to this where a subsidiary is not judged appropriate and/or the subsidiary is subject to a different capital adequacy regime by APRA or approved by APRA. The alternative capital requirements should ensure that the subsidiary would be sufficiently capitalized so as not to compromise stability of the parent ADI. Our life insurance subsidiary and lenders mortgage insurance subsidiary come into this category. Subsidiaries undertaking fund management roles should also not be consolidated for capital adequacy purposes.

On July 1, 2003, APRA prescribed that certain ADIs (i.e. conglomerates where it is deemed an assessment on a consolidated (or Level 2) basis is not sufficient) are subject to a Level 3 capital adequacy assessment. Essentially, the capital calculation should have regard to all group members (whether ADIs or entities subject to a different capital adequacy regime) and the capacity of any surplus capital to be moved around the group according to need. Unlike the assessments done on a stand-alone and consolidated basis, there will be no prescribed minimum capital adequacy requirement. Instead ADIs will provide their own benchmarks that will be agreed with APRA on a continuous basis. We are currently in consultation with APRA in relation to our Level 3 capital adequacy assessment.

Banks are required to measure and apply capital charges in respect of their market risks arising from their trading and commodity positions in a manner which is broadly consistent with the January 1996 Basel Committee amendment to its Capital Accord. In measuring their market risks, banks have a choice of two methods. The first alternative is to measure risks in a standardized manner defined by APRA. The second alternative allows banks to use their internal risk measurement systems, subject to APRA approval. Also see the discussion below under "-Basel II" regarding the revised framework for the calculation of capital adequacy for banks.

Capital, for APRA supervisory purposes, is classified into two tiers, referred to as Tier 1 and Tier 2. APRA requires all ADIs to maintain a minimum ratio of capital to risk-weighted assets of at least 8%, at least half of which must be maintained in the form of Tier 1 capital. APRA has not indicated any plans to allow Australian ADIs to employ a third tier of capital, which would consist of short-term subordinated notes, to meet a proportion of the market risk capital requirements. APRA will consider other risk factors that have not been incorporated or accounted for quantitatively in the framework when assessing the overall capital adequacy of an ADI. For example, APRA may consider the ADIs asset quality, adequacy of provisioning, credit risk concentration or profitability.

Tier 1, or "core" capital, consists of paid up ordinary share capital, general reserves, retained earnings, current year's earnings net of expected dividends and tax earnings, minority interests

in subsidiaries on consolidation, non-cumulative preference shares not redeemable at the holders' option, as approved by APRA, but excludes retained earnings and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes (i.e., consolidated in accordance with Australian accounting standards except where this approach is considered inappropriate and/or the subsidiary is subject to a different capital adequacy regime by APRA or approved by APRA). Tier 1 must constitute at least 50% of the total capital base requirements. Tier 1 capital also includes innovative equity instruments issued through special purpose vehicles, as approved by APRA. Innovative equity instruments include capital instruments which are a permanent and unrestricted commitment of funds, are available to absorb losses, have no fixed servicing obligations and are subordinated to the interests of depositors and other creditors.

Tier 2 capital, or "supplementary" capital, includes other elements which, to varying degrees, fall short of the quality of Tier 1 capital but nonetheless contribute to the overall strength of an entity as a going concern, and is divided into Upper Tier 2 capital (i.e. elements that are essentially permanent in nature) and Lower Tier 2 capital (i.e., instruments that are not permanent). Tier 2 capital consists of general allowance for loan losses, asset revaluation reserves, certain cumulative irredeemable preference shares, mandatory convertible notes and similar capital instruments, and subordinated and perpetual debt. The contribution made to the overall capital adequacy ratio by Tier 2 capital cannot exceed that made by Tier 1 capital. Lower Tier 2 capital, including term (as distinct from perpetual) subordinated debt, are not counted towards qualifying capital to the extent that they exceed 50% of Tier 1 capital.

Additionally, Lower Tier 2 capital is adjusted based upon the number of years remaining to maturity in accordance with the following table:

Years to maturity	Amount eligible for inclusion in lower Tier 2 capital
More than 4	100%
Less than and including 4 but more than 3	80%
Less than and including 3 but more than 2	60%
Less than and including 2 but more than 1	40%
Less than and including 1	20%

In order for subordinated debt securities issued by St.George to qualify as Tier 2 for capital adequacy purposes, further approvals from APRA may be required, and APRA may require other terms and conditions to the issue of such subordinated debt securities to be satisfied. The subordinated notes offered hereby have satisfied all conditions for Lower Tier 2 capital, and no further approvals are required.

As required by APRA, deductions from Tier 1 capital include:

- future income tax benefits (other than those associated with general allowance for loan losses);
- unamortized goodwill and any other intangible assets;
- investments in and any other forms of credit support provided to associated lenders mortgage insurers; and
- retained earnings and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes (including funds management and insurance entities).

Deductions from total capital include:

- ADIs investments in non-consolidated financial entities, and investments in entities involved in funds management, insurance and securitization activities;
- equity and other capital investments in authorized non-operating holding companies;
- strategic cross-ADI shareholdings (including those strategic shareholdings in equivalent deposit-taking institutions in overseas countries);
- any non repayable loans advanced by an ADI under APRA's certified industry support arrangements; and
- any undertakings by an ADI to absorb designated first level of losses on claims supported by it (for example, first loss facilities associated with funds management and the securitization of assets).

APRA may from time to time vary the capital adequacy ratios which it sets for individual banks subject to its supervision. For further information on our capital adequacy, see "Management's Discussion and Analysis of financial Condition and Results of Operations" and "Capitalization, Indebtedness and Capital Adequacy".

On May 31, 2006, APRA released final revised prudential standards ("APS") and associated guidance notes dealing with the measurement of capital adequacy following the adoption of IFRS by ADIs. The revised APS became effective on July 1, 2006 and, among other things, (i) modified the definition of Tier 1 capital, (ii) included new Tier 1 capital deductions, (iii) changed the eligibility for hybrid capital instruments which can qualify as Tier 1 capital, and (iv) included new limits on the proportion of Tier 1 capital which can be funded from hybrid capital instruments. Transitional rules were provided for some elements of the changes.

The material changes arising from the revised APS applying from July 1, 2006 are as follows:

- a sub-category of Tier 1 capital called 'Fundamental Tier 1' has been introduced which essentially represents shareholders' equity, but excludes hybrid Tier 1 capital instruments which have been called 'Residual Tier 1 capital';
- a new class of hybrid Tier 1 capital, being 'Non-innovative Residual Tier 1 capital', has been introduced. The APS identify Non-innovative Residual Tier 1 capital as non-cumulative irredeemable preference shares issued directly by the ADI without innovative capital features;
- the 'Innovative Tier 1 capital' classification now includes any issue that has an incentive for the issuer to call, such as a 'step up' feature, or an instrument issued through a special purpose vehicle, or any Tier 1 instrument not representing shares;
- ADIs are now required to make new deductions from Tier 1 capital for capitalized software and additional deductions for net deferred tax assets; and
- various other changes to adjust capital where APRA determines it appropriate to take into account the impact on the capital base following the adoption of IFRS by the ADI in preparing its financial statements.

The material changes arising from the revised APS applying from January 1, 2008 are as follows:

- a limit on Residual Tier 1 capital of 25% of Tier 1 capital after deductions ('net Tier 1 capital');
- a limit on Innovative Tier 1 capital of 15% of net Tier 1 capital; and
- the provision of transitional rules until January 1, 2010 if an ADI cannot comply with the limit on Innovative Tier 1 capital as at January 1, 2008 based upon its hybrid Tier 1 capital position as at August 31, 2005 (subject to certain conditions being met).

An ADI must gain APRA's approval for any reduction in capital including calling any dated capital instrument before its contractual maturity date or repurchasing any undated capital instrument. An ADI must also gain APRA's approval for paying out a periodic coupon on a Tier 1 instrument where the accumulated Tier 1 and Upper Tier 2 coupon payments exceed profits (before the Tier 1 and Upper Tier 2 coupon payments) in the last two publicly available half year results both on a Level 1 and Level 2 basis.

Individual equity investments by banks or their subsidiaries in entities not operating in the field of finance may not exceed a value greater than 0.25% of a bank's consolidated Tier 1 capital, and the total of such investments may not exceed a value greater than 5% of a bank's consolidated Tier 1 capital, without prior approval of APRA. Banks must also notify APRA before committing to equity investments in entities not operating in the field of finance which will result in more than a 10% equity interest in the entity being acquired. These restrictions do not apply to equity investments held within a trading portfolio.

Large credit exposures

APRA requires banks to report large credit exposures on a consolidated group basis (i.e. the ADI and its subsidiaries consolidated in accordance with Australian accounting standards). Banks must generally consult with APRA before committing to any exposure (including claims and commitments recorded on and off balance sheet) to any individual counterparty or group of related counterparties which will exceed 10% of the capital base. A bank is required to report quarterly to APRA exposures greater than 10% of its capital base. APRA monitors and controls large exposures on both a stand-alone (or Level 1) and a group (or Level 2) basis.

Basel II

The Basel Committee has issued a revised framework for the calculation of capital adequacy for banks, commonly known as the Basel II Framework. The objective of the Basel II Framework is to develop capital adequacy guidelines that are more accurately aligned with the individual risk profile of banks.

The Basel II Framework is based on three "pillars". Pillar One covers the capital requirements for banks, Pillar Two covers the supervisory review process and Pillar Three relates to market disclosure. The Basel II Framework introduces a capital requirement for operational risk in addition to credit risk and, for both credit and operational risk, allows a choice between three approaches which are the standardized approach, the foundation approach and the advanced approach. The advanced approach allows banks to use their internal risk measurement systems, subject to APRA approval. The Basel II Framework was implemented in Australia under APRA's Prudential Standards, with effect from January 1, 2008. APRA has also introduced a requirement to calculate a capital charge for Interest Rate Risk in the Banking Book ("IRRBB").

St.George has applied to APRA for accreditation as an advanced approach applicant for credit risk, operational risk and IRRBB. Advanced approach applicants are expected to have sophisticated risk management systems for the calculation of regulatory capital. We are currently operating under the previous Basel I standards. APRA has indicated that we will continue to operate under those standards until January 1, 2009, and that commencing on that date we will transition to the Basel II standardized approach. We will continue to work with APRA toward obtaining accreditation under the Basel II advanced approach in 2009.

Wealth management

Life insurance

The provision of life insurance is regulated by the Life Insurance Act 1995. Like the general insurance industry, the life insurance industry in Australia is prudentially supervised and regulated by APRA.

Superannuation

Superannuation funds, approved deposit funds and pooled superannuation trusts are primarily governed by the provisions of the Superannuation Industry (Supervision) Act 1993. The superannuation industry in Australia is prudentially supervised and regulated by APRA and the Commissioner of Taxation. ASIC is responsible for consumer protection, disclosure and enforcement issues in relation to superannuation.

Both APRA and the Commissioner of Taxation have various powers to monitor and intervene in the affairs of a superannuation trustee. APRA's powers include powers to investigate where it appears to it that a contravention of relevant legislation may have occurred or be occurring in relation to a superannuation fund, the financial position of the superannuation fund may be unsatisfactory or the trustee has refused or failed to give effect to a determination of the Superannuation Complaints Tribunal. APRA may accept enforceable undertakings and may, in certain circumstances, suspend or remove the trustees of a superannuation fund. Auditors and actuaries of a regulated superannuation fund have a duty to notify the trustee and possibly APRA if the auditor or actuary forms the opinion that a contravention of the Superannuation Industry (Supervision) Act 1993 or a regulatory provision has occurred or that the financial position of the superannuation fund may be unsatisfactory.

Managed investments

Managed investments (referred to in the Corporations Act as "Managed Investment Schemes") are primarily regulated by ASIC under the Corporations Act. The FSRA inserted a new Chapter 7 into the Corporations Act with effect from March 11, 2002. Under the FSRA, anyone who carries on a business of providing advice in relation to or dealing in a "financial product", or otherwise provides a "financial service", must obtain an Australian financial services license, be an authorized representative of a licensee or be exempted from these requirements. The term "financial product" includes most insurance contracts, interests in superannuation funds and most life policies and also covers most interests in managed investments.

Under the transitional provisions, existing financial services providers have up to two years from March 11, 2002 to obtain an Australian financial services license in relation to their existing financial activities. New activities commenced after March 11, 2002 require an Australian financial services license. Although the new disclosure requirements for an offer of interests in an already established registered scheme are not mandatory until March 11, 2004, some requirements are in effect during the transition period.

ASIC has various powers to monitor and intervene in the affairs of a registered managed investment. ASIC may investigate if it appears that a contravention of relevant legislation may have occurred in relation to a registered managed investment. ASIC may accept enforceable undertakings from a responsible entity and where such undertakings are breached, may apply to the court for an order against the responsible entity.

Limitation of shareholdings

The Financial Sector (Shareholdings) Act 1998 (Cth) restricts ownership by persons (together with their associates) of an Australian bank to 15% of the total voting shares outstanding. A shareholder may apply to the Australian Federal Treasurer to extend its ownership beyond 15%, but approval will not be granted unless the Treasurer is satisfied that it is in the national interest to allow that shareholder to hold such ownership. See "Supervision and Regulation."

Under the constitution of the bank, a person and its associates may not hold more than 10% of the shares of the bank. This restriction can be amended or removed only by special resolution of shareholders. A special resolution requires at least 75% of the votes cast by our shareholders entitled to vote on the resolution.

Description of the notes

In this section entitled "Description of the Notes", references to "we", "us", "our" and similar references are to St.George only and not to the St.George Group.

This section summarizes the material terms that will apply generally to the Notes. Each particular Note will have financial and other terms specific to it, and the specific terms of each Note will be described in a pricing supplement that will accompany this offering memorandum. Those terms may vary from the terms described here.

As you read this section, please remember that the specific terms of your Note as described in the applicable pricing supplement will supplement and, if applicable, may modify or replace the general terms described in this offering memorandum. If the applicable pricing supplement is inconsistent with this offering memorandum, that pricing supplement will control with regard to your Note. Thus, the statements we make in this section may not apply to your Note.

When we refer to "the applicable pricing supplement", we mean the pricing supplement describing the specific terms of the Note you purchase and "your Note" means the Note in which you are investing. The terms we use in any applicable pricing supplement that we also use in this offering memorandum will have the meanings we give them herein, unless we say otherwise in the pricing supplement.

This section is only a summary

The Fiscal Agency Agreement and its associated documents, including your Note and the applicable pricing supplement, contain the full legal text of the matters described in this section. The Fiscal Agency Agreement and the Notes are governed by New York law, except as to authorization and execution by us and the subordination provisions of the Subordinated Notes, which are governed by the laws of the Commonwealth of Australia. See "Where You Can Find Additional Information" for information on how to obtain a copy of the Fiscal Agency Agreement.

This section and the applicable pricing supplement summarize all the material terms of the Fiscal Agency Agreement and your Note. They do not, however, describe every aspect of the Fiscal Agency Agreement and your Note. For example, in this section entitled "Description of the Notes" and the applicable pricing supplement, we use terms that have been given special meaning in the Fiscal Agency Agreement, but we describe the meaning of only the more important of those terms.

The notes will be issued under the fiscal agency agreement

The Notes are governed by a document called a Fiscal Agency Agreement. The Fiscal Agency Agreement is a contract between us and The Bank of New York Mellon, who acts as the Fiscal Agent. The Fiscal Agent performs administrative duties for us such as sending you interest payments and notices.

See "—Our relationship with the Fiscal Agent" below for more information about the Fiscal Agent.

We may issue other series of debt securities

The Fiscal Agency Agreement permits us to issue different series of debt securities from time to time. Each of the Senior Medium-Term Notes, Series A and Subordinated Medium-Term Notes, Series A constitutes a distinct series of debt securities. We may also issue Notes of other series in such amounts, at such times and on such terms as we wish. The Notes may differ from one another in their terms.

Amounts that we may issue

The Fiscal Agency Agreement does not limit the aggregate amount of debt securities that we may issue, nor does it limit the number of series or the aggregate amount of any particular series that we may issue. Also, if we issue Notes having the same terms in a particular offering, we may "reopen" that offering at any later time and offer additional Notes having those terms without the consent of existing holders of those Notes.

We intend to issue Notes from time to time, in an amount having the aggregate principal amount specified on the cover of this offering memorandum. However, we may issue additional Notes in amounts that exceed the amount on the cover at any time, without your consent and without notifying you.

The Fiscal Agency Agreement and the Notes do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Notes or the Fiscal Agency Agreement.

How the notes rank against other debt

The Notes will not be secured by any of our property or assets. Thus, by owning a Note, you are one of our unsecured creditors. See, however, "—Restrictive Covenant for Senior Notes—Restrictions on liens" below.

The Senior Notes will constitute our unsecured obligations and the Subordinated Notes will constitute our unsecured subordinated obligations. In addition, to the extent that the holders of the Notes are entitled to any recovery with respect to the Notes in any winding up relating to us, those holders might not be entitled in such proceedings to a recovery in US dollars and might be entitled only to a recovery in Australian dollars. See the section entitled "—Status of Senior Notes" below for additional information on the ranking of the Senior Notes.

The Subordinated Notes are subordinated to some of our existing and future debt and other liabilities. See the section entitled "—Subordination of Subordinated Notes" below for additional information on how subordination limits the ability of holders of Subordinated Notes to receive payment or pursue other rights if we default or have certain other financial difficulties.

St.George is an ADI and, under section 13A(3) of the Australian Banking Act, if St.George becomes unable to meet its obligations or suspends payment the assets of St.George in Australia are to be available to meet St.George's deposit liabilities in Australia in priority to all other liabilities of St.George.

In addition, under section 16 of the Australian Banking Act, debts due to APRA shall, in a winding-up of St.George, have, subject to section 13A of the Australian Banking Act, priority over all other unsecured debts of St.George. Further, under section 86 of the Reserve Bank Act 1959 of Australia, debts due by a bank to the RBA shall in a winding-up (as defined in "—Subordination of Subordinated Notes") of that bank have, subject to section 13A of the Australian Banking Act, priority over all other debts, other than debts due to the Commonwealth of Australia.

The Notes are not deposit liabilities of St.George and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, Australia or any other jurisdiction.

Principal amount, stated maturity and maturity date

The principal amount of a Note means the principal amount payable at its stated maturity, unless that amount is not determinable, in which case the principal amount of a Note is its face amount. The term "stated maturity", with respect to any Note, means the day on which the principal amount of that Note is scheduled to become due. The principal may become due sooner, by reason of redemption or acceleration after a default or otherwise in accordance with the terms of the Note. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the maturity date of the principal.

We also use the terms "stated maturity" and "maturity date" to refer to the days when other payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the "stated maturity" of that installment.

When we refer to the "stated maturity" or the "maturity date" of a Note without specifying a particular payment, we mean the stated maturity or maturity date, as the case may be, of the principal.

Currency of notes

Amounts that become due and payable on your Note in cash will be payable in a currency, composite currency, basket of currencies or currency unit or units specified in the applicable pricing supplement. We refer to this currency, composite currency, basket of currencies or currency unit or units as a "Specified Currency". The Specified Currency for your Note will be US dollars, unless the applicable pricing supplement states otherwise.

Some Notes may have different Specified Currencies for principal, premium and interest. You will have to pay for your Notes by delivering the requisite amount of the Specified Currency for the principal to any of the agents that we name in the applicable pricing supplement, unless other arrangements have been made between you and us or you and any such agents. We will make payments on your Notes in the Specified Currency, except as described below in "—Payment mechanics for Notes".

Types of notes

We may issue any of the following types of Notes and any other types of Notes that may be described in a supplement hereto:

Fixed rate notes

A Note of this type (a "Fixed Rate Note") will bear interest at a fixed rate described in the applicable pricing supplement. This type includes Zero Coupon Notes, which bear no interest and are instead issued at a price lower than the principal amount. See "—Original Issue Discount Notes" below for more information about Zero Coupon Notes and other Original Issue Discount Notes.

Each Fixed Rate Note, except any Zero Coupon Note, will bear interest from its issue date or from the most recent date to which interest on the Note has been paid or made available for payment. Interest will accrue on the principal of a Fixed Rate Note at the fixed yearly rate stated in the applicable pricing supplement, until the principal is paid or made available for payment or the Note is converted or exchanged. Each payment of interest due on an interest payment date or the maturity date will include interest accrued from and including the last date to which interest has been paid, or made available for payment, or from the issue date if none has been paid or made available for payment, to but excluding the interest payment date or the maturity date. Unless otherwise specified in the applicable pricing supplement, we will

compute interest on Fixed Rate Notes on the basis of a 360-day year of twelve 30-day months or, if specified in the applicable pricing supplement, on the basis of a 365-day or a 365/366-day year. We will pay interest on each interest payment date and at the maturity date as described below under "—Payment mechanics for Notes".

Floating rate notes

A Note of this type (a "Floating Rate Note") will bear interest at rates that are determined by reference to an interest rate formula. In some cases, the rates may also be adjusted by adding or subtracting a Spread or multiplying by a Spread Multiplier and may be subject to a minimum rate or a maximum rate. The various interest rate formulas and these other features are described below under "—Interest Rates—Floating Rate Notes". If your Note is a Floating Rate Note, the formula and any adjustments that apply to the interest rate will be specified in the applicable pricing supplement.

Each Floating Rate Note will bear interest from its issue date or from the most recent date to which interest on the Note has been paid or made available for payment. Interest will accrue on the principal of a Floating Rate Note at the yearly rate determined according to the interest rate formula stated in the applicable pricing supplement, until the principal is paid or made available for payment or until it is converted or exchanged. We will compute interest on Floating Rate Notes as described below under "—Interest Rates—Floating Rate Notes—Calculation of Interest." We will pay interest on each interest payment date and at the maturity date as described below under "—Payment mechanics for Notes".

Amortizing notes

A Note of this type (an "Amortizing Note") may be a Fixed Rate Note or a Floating Rate Note. The amount of principal of and interest payable on a Note of this type will be paid in installments over the term of such Amortizing Note. Unless otherwise specified in the applicable pricing supplement, interest on an Amortizing Note will be computed on the basis of a 360-day year of twelve 30-day months. Payment with respect to Amortizing Notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. Further information concerning additional terms and provisions of Amortizing Notes will be specified in the applicable pricing supplement, if applicable, including a table setting forth repayment information for such Amortizing Notes.

Original issue discount notes

A Note of this type (an "Original Issue Discount Note") may be a Fixed Rate Note or a Floating Rate Note. A Note of this type is issued at a price lower than its principal amount and provides that, upon redemption or acceleration of its maturity, an amount less than its principal amount will be payable. An Original Issue Discount Note may be a Zero Coupon Note. A Note issued at a discount to its principal may, for US federal income tax purposes, be considered an Original Issue Discount Note, regardless of the amount payable upon redemption or acceleration of maturity. See "Taxation—Certain United States Federal Income Tax Considerations—Original Issue Discount" below for a brief description of the US federal income tax consequences of owning an Original Issue Discount Note.

Information in the pricing supplement

The applicable pricing supplement will describe one or more of the following terms of your Note:

- the title of your Note;

- the stated maturity;
- whether your Note is a Senior Note, a Subordinated Note or an unsecured and subordinated obligation that expressly provides for it to rank ahead of or junior to the Subordinated Notes;
- the Specified Currency or currencies for principal, premium and interest, if not US dollars;
- the price at which we originally issue your Note, expressed as a percentage of the principal amount, and the issue date;
- whether your Note is a Fixed Rate Note, a Floating Rate Note, an Amortizing Note or an Original Issue Discount Note (which may be a Zero Coupon Note), or any combination of the foregoing;
- if your Note is a Fixed Rate Note, the yearly rate at which your Note will bear interest, if any, and the interest payment dates, if different from those stated below under "—Interest Rates—Fixed Rate Notes";
- if your Note is a Floating Rate Note, the interest rate basis, which may be one of the ten Base Rates described in "—Interest Rates—Floating Rate Notes" below; Spread or Spread Multiplier or initial, maximum or minimum rate; the interest reset, determination, calculation and payment dates; the day count used to calculate interest payments for any period; and the calculation agent, all of which we describe under "—Interest Rates—Floating Rate Notes" below and the conditions, if any, under which it may convert into or be exchangeable for a Fixed Rate Note;
- if your Note is an Original Issue Discount Note, the yield to maturity;
- if applicable, the circumstances under which your Note may be redeemed at our option or repaid at the holder's option before the stated maturity, including any redemption commencement date, repayment date(s), redemption price(s) and redemption period(s);
- the authorized denominations, if other than denominations of US$2,000 and multiples of US$1,000 in excess thereof;
- the depositary for your Note, if other than DTC, and any circumstances under which the holder may request Notes in non-global form, if we choose not to issue your Note in book-entry form only;
- the name of each offering agent;
- the discount or commission to be received by the offering agent or agents;
- the net proceeds to St.George;
- the names and duties of any co-agents, depositaries, Paying Agents, transfer agents, exchange agents or registrars for your Note; and
- any other terms of your Note, which could be different from those described in this offering memorandum.

A form of pricing supplement is attached as Annex A to this offering memorandum.

Form of notes

We will issue each Note in global—*i.e.*, book-entry—form only, unless we specify otherwise in the applicable pricing supplement. Notes in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the Notes represented by the global security. Those who own beneficial interests in a Global Note (as defined under "Legal Ownership and Book-Entry Issuance—What Is a Global Note?") will do so through participants in the Depositary's securities clearance system, and the rights of these

indirect owners will be governed solely by the applicable procedures of the Depositary and its participants. We describe Global Notes below under "Legal Ownership and Book-Entry Issuance".

In addition, we will generally issue each Note in registered form, without coupons, unless we specify otherwise in the applicable pricing supplement.

Interest rates

This subsection describes the different kinds of interest rates that may apply to your Note, if it bears interest.

Fixed rate notes

Interest on a Fixed Rate Note will be payable annually or semiannually on the date or dates specified in the applicable pricing supplement and at the maturity date. Any payment of principal, premium and interest for any Fixed Rate Note required to be made on an interest payment date that is not a business day (as defined below) will be postponed to the next succeeding business day as if made on the date that payment was due, and no interest will accrue on that payment for the period from and after the interest payment date to the date of that payment on the next succeeding business day. For each Fixed Rate Note that bears interest, interest will accrue, and we will compute and pay accrued interest, as described under "—Types of Notes—Fixed Rate Notes" above and "—Payment mechanics for Notes" below.

Floating rate notes

In this subsection, we use several specialized terms relating to the manner in which floating interest rates are calculated. These terms appear in bold, italicized type the first time they appear, and we define these terms in "—Special Rate Calculation Terms" at the end of this subsection.

For each Floating Rate Note, interest will accrue, and we will compute and pay accrued interest, as described under "—Types of Notes—Floating Rate Notes" above and "—Payment mechanics for Notes" below. In addition, the following will apply to Floating Rate Notes.

Base rates. We currently expect to issue Floating Rate Notes that bear interest at rates based on one or more of the following "Base Rates":

- Commercial Paper Rate;
- Prime Rate;
- LIBOR;
- EURIBOR;
- Treasury Rate;
- CMT Rate;
- CD Rate;
- Federal Funds Rate;
- Eleventh District Cost of Funds Rate; and/or
- Australian Bank Bill Rate.

We describe each of the Base Rates in further detail below in this subsection.

If you purchase a Floating Rate Note, the applicable pricing supplement will specify the type of Base Rate that applies to your Note.

Unless otherwise specified in the applicable Note and any applicable pricing supplement, each Floating Rate Note will be issued as described below. The applicable Note and any applicable pricing supplement will specify certain terms with respect to which each Floating Rate Note is being delivered, including: whether such Floating Rate Note is a "Regular Floating Rate Note," a "Floating Rate/Fixed Rate Note," a "Fixed Rate/Floating Rate Note," or an "Inverse Floating Rate Note", the fixed rate commencement date, if applicable, fixed interest rate, if applicable, Base Rate, initial interest rate, if any, initial Interest Reset Date, interest reset period and dates, interest period and dates, record dates, Index Maturity, maximum interest rate and/or minimum interest rate, if any, and Spread and/or Spread Multiplier, if any, as such terms are defined below. If the applicable Base Rate is LIBOR or the CMT Rate, the applicable Note and any applicable pricing supplement will also specify the index currency and the Designated LIBOR Page or the Designated CMT Reuters Page, as applicable, as such terms are defined below.

The interest rate borne by the Floating Rate Notes will be determined as follows:

- unless such Floating Rate Note is designated as a "Floating Rate/Fixed Rate Note", a "Fixed Rate/Floating Rate Note" or an "Inverse Floating Rate Note," or as having an addendum attached or having "other/additional provisions" apply, in each case relating to a different interest rate formula, such Floating Rate Note will be designated as a "Regular Floating Rate Note" and, except as described below or as specified in the applicable Note and in any applicable pricing supplement, will bear interest at the rate determined by reference to the applicable Base Rate (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the first Interest Reset Date (as defined below) occurring after the issue date (the "initial Interest Reset Date"), the rate at which interest on such Regular Floating Rate Note will be payable will be reset as at each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the issue date to the initial Interest Reset Date will be the initial interest rate;
- if such Floating Rate Note is designated as a "Floating Rate/Fixed Rate Note," then, except as described below or as specified in the applicable Note and any applicable pricing supplement, such Floating Rate Note will bear interest at the rate determined by reference to the applicable Base Rate (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the initial Interest Reset Date, the rate at which interest on such Floating Rate/Fixed Rate Note will be payable will be reset as of each Interest Reset Date; provided, however, that (y) the interest rate in effect for the period, if any, from the issue date to the initial Interest Reset Date will be the initial interest rate and (z) the interest rate in effect for the period commencing on the date specified in the applicable pricing supplement (the "Fixed Rate Commencement Date") to the maturity date will be the fixed interest rate, if such rate is specified in the applicable Note and any applicable pricing supplement or, if no such fixed interest rate is specified, the interest rate in effect thereon on the business day immediately preceding the Fixed Rate Commencement Date;
- if such Floating Rate Note is designated as a "Fixed Rate/Floating Rate Note" then, except as described below or as specified in the applicable Note and any applicable pricing supplement, such Fixed Rate Note will bear interest at the fixed rate specified in such Note and any applicable pricing supplement from the issue date to the date specified in the applicable pricing supplement (the "Floating Rate Commencement Date") and the interest rate in effect

for the period commencing on such Floating Rate Commencement Date will be the rate determined by reference to the applicable Base Rate (x) plus or minus the applicable Spread, if any, and/or (y) multiplied by the applicable Spread Multiplier, if any, each as specified in such Note or applicable pricing supplement. Commencing on the first Interest Reset Date after such Floating Rate Commencement Date, the rate at which interest on such Fixed Rate/ Floating Rate Note will be payable will be reset as of each Interest Reset Date;

- if such Floating Rate Note is designated as an "Inverse Floating Rate Note" then, except as described below or as specified in the applicable Note and any applicable pricing supplement, such Floating Rate Note will bear interest at the applicable fixed interest rate minus the rate determined by reference to the applicable Base Rate (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any; provided, however, that, unless otherwise specified in the applicable Note and any applicable pricing supplement, the interest rate thereon will not be less than zero. Commencing on the initial Interest Reset Date, the rate at which interest on such Inverse Floating Rate Note will be payable will be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the issue date to the initial Interest Reset Date will be the initial interest rate.

Initial base rate. For any Floating Rate Note, the Base Rate in effect from the issue date to the first Interest Reset Date will be the Initial Base Rate. We will specify the Initial Base Rate in the applicable pricing supplement.

Spread or spread multiplier. In some cases, the Base Rate for a Floating Rate Note may be adjusted:

- by adding or subtracting a specified number of basis points, called the "Spread", with one basis point being 0.01%; or
- by multiplying the Base Rate by a specified percentage, called the "Spread Multiplier".

If you purchase a Floating Rate Note, the applicable pricing supplement will specify whether a Spread or Spread Multiplier will apply to your Note and, if so, the amount of the Spread or Spread Multiplier.

Maximum and minimum rates. The actual interest rate, after being adjusted by the Spread or Spread Multiplier, may also be subject to either or both of the following limits:

- *a maximum rate—i.e.*, a specified upper limit that the actual interest rate in effect at any time may not exceed; and/or
- *a minimum rate—i.e.*, a specified lower limit that the actual interest rate in effect at any time may not fall below.
- If you purchase a Floating Rate Note, the applicable pricing supplement will specify whether a maximum rate and/or minimum rate will apply to your Note and, if so, what those rates are.

Whether or not a maximum rate applies, the interest rate on a Floating Rate Note will in no event be higher than the maximum rate permitted by New York law, as it may be modified by US federal law of general application. Under current New York law, the maximum rate of interest, with some exceptions, for any loan in an amount less than US$250,000 is 16% and for any loan in the amount of US$250,000 or more but less than US$2,500,000 is 25% per year on a simple interest basis. These limits do not apply to loans of US$2,500,000 or more.

The rest of this subsection describes how the interest rate and the interest payment dates will be determined, and how interest will be calculated, on a Floating Rate Note.

Interest reset dates. The rate of interest on a Floating Rate Note will be reset by the calculation agent daily, weekly, monthly, quarterly, semi-annually, annually or at some other interval specified in the applicable pricing supplement. The date on which the interest rate resets and the reset rate becomes effective is called the Interest Reset Date. Except as otherwise specified in the applicable pricing supplement, the Interest Reset Date will be as follows:

- for Floating Rate Notes that reset daily, each business day;
- for Floating Rate Notes that reset weekly and are not Treasury Rate Notes, the Wednesday of each week;
- for Treasury Rate Notes that reset weekly, the Tuesday of each week, except as otherwise described in the next to last paragraph under "—Interest Determination Dates" below;
- for Floating Rate Notes that reset monthly and are not Eleventh District Cost of Funds Rate Notes, the third Wednesday of each month;
- for Eleventh District Cost of Fund Rate Notes that reset monthly, the first calendar day of each month;
- for Floating Rate Notes that reset quarterly, the third Wednesday of March, June, September and December of each year;
- for Floating Rate Notes that reset semi-annually, the third Wednesday of each of two months of each year as specified in the applicable pricing supplement; and
- for Floating Rate Notes that reset annually, the third Wednesday of one month of each year as specified in the applicable pricing supplement.

For a Floating Rate Note, the interest rate in effect on any particular day will be the interest rate determined with respect to the latest Interest Reset Date that occurs on or before that day. There are several exceptions, however, to the reset provisions described above.

The Base Rate in effect from the issue date to the first Interest Reset Date will be the Initial Base Rate. For Floating Rate Notes that reset daily or weekly, the Base Rate in effect for each day following the second business day before an interest payment date to, but excluding, the interest payment date, and for each day following the second business day before the maturity date to, but excluding, the maturity date, will be the Base Rate in effect on that second business day.

If any Interest Reset Date for a Floating Rate Note would otherwise be a day that is not a business day, the Interest Reset Date will be postponed to the next day that is a business day. For a LIBOR or a EURIBOR Note, however, if that business day is in the next succeeding calendar month, the Interest Reset Date will be the immediately preceding business day.

Interest determination dates. The interest rate that takes effect on an Interest Reset Date will be determined by the calculation agent by reference to a particular date called an Interest Determination Date. Except as otherwise specified in the applicable pricing supplement:

- For all Floating Rate Notes other than Eleventh District Cost of Funds Rate Notes, LIBOR Notes, EURIBOR Notes, Treasury Rate Notes and Australian Bank Bill Rate Notes, the Interest

Determination Date relating to a particular Interest Reset Date will be the second business day before the Interest Reset Date.

- For Eleventh District Cost of Funds Rate Notes, the Interest Determination Date relating to a particular Interest Reset Date will be the last business day, in the first calendar month preceding that Interest Reset Date, on which the FHLB of San Francisco publishes the index (as defined below). We refer to an Interest Determination Date for an Eleventh District Cost of Funds Rate Note as an Eleventh District Cost of Funds Rate Note Interest Determination Date.

- For LIBOR Notes, the Interest Determination Date relating to a particular Interest Reset Date will be the second London business day preceding the Interest Reset Date, unless the index currency is pounds sterling, in which case the Interest Determination Date will be the Interest Reset Date. We refer to an Interest Determination Date for a LIBOR Note as a LIBOR Interest Determination Date.

- For EURIBOR Notes, the Interest Determination Date relating to a particular Interest Reset Date will be the second euro business day preceding the Interest Reset Date. We refer to an Interest Determination Date for a EURIBOR Note as a EURIBOR Interest Determination Date.

- For Treasury Rate Notes, the Interest Determination Date relating to a particular Interest Reset Date, which we refer to as a Treasury Interest Determination Date, will be the day of the week during which the Interest Reset Date falls on which day treasury bills—*i.e.*, direct obligations of the US government—would normally be auctioned. Treasury bills are usually sold at auction on the Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on the following Tuesday, except that the auction may be held on the preceding Friday. If, as the result of a legal holiday an auction is held on the preceding Friday, that Friday will be the Treasury Interest Determination Date relating to the Interest Reset Date occurring in the next succeeding week. If the auction is held on a day that would otherwise be an Interest Reset Date, then the Interest Reset Date will instead be the first business day following the auction date.

- For Australian Bank Bill Rate Notes, the Interest Determination Date will be the same day as the Interest Reset Date.

The "Interest Determination Date" pertaining to a Floating Rate Note the interest rate of which is determined by reference to two or more Base Rates will be the most recent business day which is at least two business days prior to the applicable Interest Reset Date for such Floating Rate Note on which each Base Rate is determinable. Each Base Rate will be determined as of such date, and the applicable interest rate will take effect on the applicable Interest Reset Date.

Interest calculation dates. As described above, the interest rate that takes effect on a particular Interest Reset Date will be determined by reference to the corresponding Interest Determination Date. Except for LIBOR Notes, EURIBOR Notes and Australian Bank Bill Rate Notes, however, the determination of the rate will actually be made on a day no later than the corresponding interest calculation date. The interest calculation date will be the earlier of the following:

- the tenth calendar day after the Interest Determination Date or, if that tenth calendar day is not a business day, the next succeeding business day; and

- the business day immediately preceding the interest payment date or the maturity date, whichever is the day on which the next payment of interest will be due.

The calculation agent need not wait until the relevant interest calculation date to determine the interest rate if the rate information it needs to make the determination is available from the relevant sources sooner.

Interest payment dates. The interest payment dates for a Floating Rate Note will depend on when the interest rate is reset and, unless we specify otherwise in the applicable pricing supplement, will be as follows:

- for Floating Rate Notes that reset daily, weekly or monthly, the third Wednesday of each month or the third Wednesday of March, June, September and December of each year, as specified in the applicable pricing supplement;
- for Floating Rate Notes that reset quarterly, the third Wednesday of March, June, September and December of each year;
- for Floating Rate Notes that reset semi-annually, the third Wednesday of the two months of each year specified in the applicable pricing supplement; or
- for Floating Rate Notes that reset annually, the third Wednesday of the month specified in the applicable pricing supplement.

Regardless of these rules, if a Note is originally issued after the Regular Record Date and before the date that would otherwise be the first interest payment date, the first interest payment date will be the date that would otherwise be the second interest payment date. We have defined the term "Regular Record Date" under "—Payment mechanics for Notes" below.

If any interest payment date other than the maturity date for any Floating Rate Note would otherwise be a day that is not a business day, that interest payment date will be postponed to the next succeeding business day, except that in the case of a LIBOR Note or a EURIBOR Note where that business day falls in the next succeeding calendar month, that interest payment date will be the immediately preceding business day. If the maturity date of a Floating Rate Note falls on a day that is not a business day, the required payment of principal, premium and interest will be made on the next succeeding business day as if made on the date that payment was due, and no interest will accrue on that payment for the period from and after the maturity date to the date of that payment on the next succeeding business day.

Calculation of interest. Calculations relating to Floating Rate Notes will be made by the "calculation agent", an institution that we appoint as our agent for this purpose. That institution may include any affiliate of ours. The Bank of New York Mellon acts as our calculation agent for any Floating Rate Notes. The pricing supplement for a particular Floating Rate Note will name the institution that we have appointed to act as the calculation agent for that Note as of its issue date, if other than The Bank of New York Mellon. We may appoint a different institution to serve as calculation agent from time to time after the issue date of your Note without your consent. We will provide notice, or cause notice to be provided, to you in the event a new calculation agent is appointed.

For each Floating Rate Note, the calculation agent will determine, on or before the corresponding interest calculation or determination date, the interest rate that takes effect on each Interest Reset Date. In addition, the calculation agent will calculate the amount of interest that has accrued during each interest period—*i.e.*, the period from and including the issue date, or the last date to which interest has been paid or made available for payment, to but excluding the payment date. For each interest period, the calculation agent will calculate the

amount of accrued interest by multiplying the face or other specified amount of the Floating Rate Note by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be calculated by dividing the interest rate, expressed as a decimal, applicable to that day by the following:

- 360 in the case of Commercial Paper Rate Notes, Prime Rate Notes, LIBOR Notes, Eleventh District Cost of Funds Rate Notes, EURIBOR Notes, CD Rate Notes and Federal Funds Rate Notes; or

- the actual number of days in the year in the case of Treasury Rate Notes, CMT Rate Notes and Australian Bank Bill Rate Notes, and will be made without any liability on the part of the calculation agent.

Unless otherwise specified in the applicable pricing supplement, the interest factor for Floating Rate Notes whose interest rate is calculated by reference to two or more Base Rates will be calculated in each period in the same manner as if only one of the applicable Base Rates applied as specified in the applicable Note and any applicable pricing supplement.

Upon the request of the holder of any Floating Rate Note, the calculation agent will provide for that Note the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date. The calculation agent's determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error, and will be made without any liability on the part of the calculation agent.

All percentages resulting from any calculation relating to a Note will be rounded upward or downward, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one millionths of a percentage point rounded upward, *e.g.*, 9.876541% (or .09876541) being rounded down to 9.87654% (or .0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or .0987655). All amounts used in or resulting from any calculation relating to a Floating Rate Note will be rounded upward or downward, as appropriate, to the nearest cent, in the case of US dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than US dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

In determining the Base Rate that applies to a Floating Rate Note during a particular interest period, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any underwriter, dealer or agent participating in the distribution of the relevant Floating Rate Notes and its affiliates, and they may include one of our affiliates.

Commercial paper rate notes. If you purchase a Commercial Paper Rate Note, your Note will bear interest at a Base Rate equal to the Commercial Paper Rate as adjusted by the Spread or Spread Multiplier, if any, specified in the applicable pricing supplement.

The Commercial Paper Rate for each new interest period will be the Money Market Yield of the rate, for the relevant Interest Determination Date and for commercial paper having the Index Maturity specified in the applicable pricing supplement, as published in H.15(519) under the heading "Commercial Paper—Financial". If the Commercial Paper Rate cannot be determined as described above, the following procedures will apply.

- If the rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the Commercial Paper Rate will be the rate, for the relevant Interest Determination Date, for commercial paper having the Index Maturity specified in the applicable pricing supplement, as published in H.15 daily update or any other recognized electronic source used for displaying that rate, in each case, under the heading "Commercial Paper—Financial".

- If the rate described above does not appear in H.15(519), H.15 daily update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the Commercial Paper Rate will be calculated by the calculation agent and will be the Money Market Yield of the arithmetic mean of the following offered rates for US dollar commercial paper that has the relevant Index Maturity and is placed for an industrial issuer whose bond rating is "AA", or the equivalent, from a nationally recognized rating agency: the rates offered as of 11:00 A.M., New York City time, on the relevant Interest Determination Date, by three leading US dollar commercial paper dealers in New York City selected by the calculation agent.

- If fewer than three dealers selected by the calculation agent are quoting as described above, the Commercial Paper Rate for the new interest period will be the Commercial Paper Rate in effect for the prior interest period. If the Initial Base Rate has been in effect for the prior interest period, it will remain in effect for the new interest period.

Prime rate notes. If you purchase a Prime Rate Note, your Note will bear interest at a Base Rate equal to the Prime Rate as adjusted by the Spread or Spread Multiplier, if any, specified in the applicable pricing supplement. The Prime Rate for each new interest period will be the rate, for the relevant Interest Determination Date, published in H.15(519) under the heading "Bank Prime Loan". If the Prime Rate cannot be determined as described above, the following procedures will apply.

- If the rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the Prime Rate will be the rate, for the relevant Interest Determination Date, as published in H.15 daily update, or another recognized electronic source used for the purpose of displaying that rate, in each case, under the heading "Bank Prime Loan".

- If the rate described above does not appear in H.15(519), H.15 daily update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the Prime Rate will be the arithmetic mean, as determined by the calculation agent, of the following rates as they appear on the Reuters Page US PRIME 1: the rate of interest publicly announced by each bank appearing on that page as that bank's prime rate or base lending rate, as of 11:00 A.M., New York City time, on the relevant Interest Determination Date.

- If fewer than four of these rates appear on the Reuters Page US PRIME 1, the Prime Rate will be the arithmetic mean of the prime rates or base lending rates, as of the close of business on the relevant Interest Determination Date, of three major banks in New York City selected by

the calculation agent. For this purpose, the calculation agent will use rates quoted on the basis of the actual number of days in the year divided by a 360-day year.

- If fewer than three banks selected by the calculation agent are quoting as described above, the Prime Rate for the new interest period will be the Prime Rate in effect for the prior interest period. If the Initial Base Rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

LIBOR notes. If you purchase a LIBOR Note, your Note will bear interest at a Base Rate equal to LIBOR for deposits in US dollars or any other index currency, as specified in the applicable pricing supplement. In addition, LIBOR will be adjusted by the Spread or Spread Multiplier, if any, specified in the applicable pricing supplement. LIBOR will be determined in the following manner:

- LIBOR will be the offered rate appearing on the Designated LIBOR Page, as of 11:00 A.M., London time, on the relevant Interest Determination Date, for deposits of the relevant index currency having the relevant Index Maturity beginning on the relevant Interest Reset Date. The applicable pricing supplement will indicate the index currency, the Index Maturity and the Designated LIBOR Page that apply to your LIBOR Note.

- If no such rate appears on the Designated LIBOR Page, then LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the relevant LIBOR Interest Determination Date, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: deposits of the index currency having the relevant Index Maturity, beginning on the relevant Interest Reset Date, and in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the relevant LIBOR Interest Determination Date will be the arithmetic mean of the quotations.

- If fewer than two quotations are provided as described in the prior paragraph, LIBOR for the relevant LIBOR Interest Determination Date will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M., in the principal financial center, on that LIBOR Interest Determination Date, by three major banks in that financial center selected by the calculation agent: loans of the index currency having the relevant Index Maturity, beginning on the relevant Interest Reset Date, and in a representative amount.

- If fewer than three banks selected by the calculation agent are quoting as described in the prior paragraph, LIBOR for the new interest period will be LIBOR in effect for the prior interest period. If the Initial Base Rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

EURIBOR notes. If you purchase a EURIBOR Note, your Note will bear interest at a Base Rate equal to the interest rate for deposits in euros designated as "EURIBOR" and sponsored jointly by the European Banking Federation and ACI—the Financial Market Association (or any company established by the joint sponsors for purposes of compiling and publishing that rate). In addition, the EURIBOR Base Rate will be adjusted by the Spread or Spread Multiplier, if any,

specified in the applicable pricing supplement. EURIBOR will be determined in the following manner:

- EURIBOR will be the offered rate for deposits in euros having the Index Maturity specified in the applicable pricing supplement, beginning on the relevant Interest Reset Date, as that rate appears on Reuters Page EURIBOR01 as of 11:00 A.M., Brussels time, on the relevant EURIBOR Interest Determination Date.
- If the rate described in the prior paragraph does not appear on Reuters Page EURIBOR01, EURIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., Brussels time, on the relevant EURIBOR Interest Determination Date, at which deposits of the following kind are offered to prime banks in the euro-zone interbank market by the principal euro-zone office of each of four major banks in that market selected by the calculation agent: euro deposits having the relevant Index Maturity, beginning on the relevant Interest Reset Date, and in a representative amount. The calculation agent will request the principal euro-zone office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, EURIBOR for the relevant EURIBOR Interest Determination Date will be the arithmetic mean of the quotations.
- If fewer than two quotations are provided as described in the prior paragraph, EURIBOR for the relevant EURIBOR Interest Determination Date will be the arithmetic mean of the rates for loans of the following kind to leading euro-zone banks quoted, at approximately 11:00 A.M., Brussels time on that EURIBOR Interest Determination Date, by four major banks in the euro-zone selected by the calculation agent: loans of euros having the relevant Index Maturity, beginning on the relevant Interest Reset Date, and in a representative amount.
- If fewer than four banks selected by the calculation agent are quoting as described in the prior paragraph, EURIBOR for the new interest period will be EURIBOR in effect for the prior interest period. If the Initial Base Rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

Treasury rate notes. If you purchase a Treasury Rate Note, your Note will bear interest at a Base Rate equal to the Treasury Rate as adjusted by the Spread or Spread Multiplier, if any, specified in the applicable pricing supplement.

Unless the applicable pricing supplement specifies otherwise, "Treasury Rate" means the rate for the auction held on the Interest Determination Date of direct obligations of the United States (Treasury Bills) having the Index Maturity specified in the applicable pricing supplement as that rate appears on Reuters Page USAUCTION 10 or Reuters Page USAUCTION 11 under the heading "INVEST RATE."

If the Treasury Rate cannot be determined in the manner described in the prior paragraph, the following procedures will apply:

- If the rate described above does not appear on either page by 3:00 P.M., New York City time, on the relevant interest calculation date (unless the calculation is made earlier and the rate is available from that source at that time), the Treasury Rate will be the bond equivalent yield of the auction rate, for the relevant Interest Determination Date and for treasury bills of the kind described above, as announced by the US Department of the Treasury.
- If the auction rate described in the prior paragraph is not so announced by 3:00 P.M., New York City time, on the relevant interest calculation date, or if no such auction is held for

the relevant week, then the Treasury Rate will be the bond equivalent yield of the rate, for the relevant Interest Determination Date and for treasury bills having a remaining maturity closest to the specified Index Maturity, as published in H.15(519) under the heading "US government securities/Treasury bills/secondary market".

- If the rate described in the prior paragraph does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date (unless the calculation is made earlier and the rate is available from that source at that time), then the Treasury Rate will be the rate, for the relevant Interest Determination Date and for treasury bills having a remaining maturity closest to the specified Index Maturity, as published in H.15 daily update, or another recognized electronic source used for displaying that rate, under the heading "US government securities/Treasury bills/secondary market".

- If the rate described in the prior paragraph does not appear in H.15 daily update, H.15(519) or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date (unless the calculation is made earlier and the rate is available from one of those sources at that time), the Treasury Rate will be the bond equivalent yield of the arithmetic mean of the following secondary market bid rates for the issue of treasury bills with a remaining maturity closest to the specified Index Maturity: the rates bid as of approximately 3:30 P.M., New York City time, on the relevant Interest Determination Date, by three primary US government securities dealers in New York City selected by the calculation agent.

- If fewer than three dealers selected by the calculation agent are quoting as described in the prior paragraph, the Treasury Rate in effect for the new interest period will be the Treasury Rate in effect for the prior interest period. If the initial base rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

CMT rate notes. If you purchase a CMT Rate Note, your Note will bear interest at a Base Rate equal to the CMT Rate as adjusted by the Spread or Spread Multiplier, if any, specified in the applicable pricing supplement.

The CMT Rate will be any of the following rates displayed on the Designated CMT Reuters Page under the heading ". . .Treasury Constant Maturities . . ." for the designated CMT Index Maturity:

- if the Designated CMT Reuters Page is the Reuters Page FRBCMT, the rate for the relevant Interest Determination Date; or

- if the Designated CMT Reuters Page is the Reuters Page FEDCMT, the weekly or monthly average, as specified in the applicable pricing supplement, for the week that ends immediately before the week in which the relevant Interest Determination Date falls, or for the month that ends immediately before the month in which the relevant Interest Determination Date falls, as applicable.

If the CMT Rate cannot be determined in this manner, the following procedures will apply.

- If the applicable rate described above is not displayed on the relevant Designated CMT Reuters Page by 3:00 P.M., New York City time, on the relevant interest calculation date (unless the calculation is made earlier and the rate is available from that source at that time), then the CMT Rate will be the applicable treasury constant maturity rate described above—*i.e.*, for the designated CMT Index Maturity and for either the relevant Interest Determination

Date or the weekly or monthly average, as applicable—as published in H.15(519) under the heading "Treasury Constant Maturities".

- If the applicable rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date (unless the calculation is made earlier and the rate is available from that source at that time), then the CMT Rate will be the Treasury constant maturity rate, or other US Treasury Rate, for the designated CMT Index Maturity and with reference to the relevant Interest Determination Date, that:

  - is published by the Board of Governors of the Federal Reserve System, or the US Department of the Treasury, and

  - is determined by the calculation agent to be comparable to the applicable rate formerly displayed on the Designated CMT Reuters Page and published in H.15(519).

- If the rate described in the prior paragraph does not appear by 3:00 P.M., New York City time, on the relevant interest calculation date (unless the calculation is made earlier and the rate is available from one of those sources at that time), then the CMT Rate will be the yield to maturity of the arithmetic mean of the following secondary market offered rates for the most recently issued Treasury Notes (as defined below) having an original maturity of approximately the designated CMT Index Maturity and a remaining term to maturity of not less than the designated CMT Index Maturity minus one year, and in a representative amount: the offered rates, as of approximately 3:30 P.M., New York City time, on the relevant Interest Determination Date, of three primary US government securities dealers in New York City selected by the calculation agent. In selecting these offered rates, the calculation agent will request quotations from five of these primary dealers and will disregard the highest quotation—or, if there is equality, one of the highest—and the lowest quotation—or, if there is equality, one of the lowest. "Treasury Notes" are direct, non-callable, fixed rate obligations of the US government.

- If the calculation agent is unable to obtain three quotations of the kind described in the prior paragraph, the CMT Rate will be the yield to maturity of the arithmetic mean of the following secondary market offered rates for Treasury Notes with an original maturity longer than the designated CMT Index Maturity, with a remaining term to maturity closest to the designated CMT Index Maturity and in a representative amount: the offered rates, as of approximately 3:30 P.M., New York City time, on the relevant Interest Determination Date, of three primary US government securities dealers in New York City selected by the calculation agent. In selecting these offered rates, the calculation agent will request quotations from five of these primary dealers and will disregard the highest quotation—or, if there is equality, one of the highest—and the lowest quotation—or, if there is equality, one of the lowest. If two Treasury Notes with an original maturity longer than the designated CMT Index Maturity have remaining terms to maturity that are equally close to the designated CMT Index Maturity, the calculation agent will obtain quotations for the Treasury Note with the shorter remaining term to maturity.

- If fewer than five but more than two of these primary dealers are quoting as described in each of the prior two paragraphs, then the CMT Rate for the relevant Interest Determination Date will be based on the arithmetic mean of the offered rates so obtained, and neither the highest nor the lowest of those quotations will be disregarded.

- If two or fewer primary dealers selected by the calculation agent are quoting as described in the prior paragraph, the CMT Rate in effect for the new interest period will be the CMT Rate in effect for the prior interest period. If the Initial Base Rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

CD rate notes. If you purchase a CD Rate Note, your Note will bear interest at a Base Rate equal to the CD Rate as adjusted by the Spread or Spread Multiplier, if any, specified in the applicable pricing supplement.

The CD Rate will be the rate, for the relevant Interest Determination Date, for negotiable US dollar certificates of deposit having the Index Maturity specified in the applicable pricing supplement, as published in H.15(519) under the heading "CDs (Secondary Market)". If the CD Rate cannot be determined in this manner, the following procedures will apply.

- If the rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date (unless the calculation is made earlier and the rate is available from that source at that time), then the CD Rate will be the rate, for the relevant Interest Determination Date, described above as published in H.15 daily update, or another recognized electronic source used for displaying that rate, under the heading "CDs (Secondary Market)".

- If the rate described in the prior paragraph does not appear in H.15(519), H.15 daily update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date (unless the calculation is made earlier and the rate is available from one of those sources at that time), the CD Rate will be the arithmetic mean of the following secondary market offered rates for negotiable US dollar certificates of deposit of major US money center banks with a remaining maturity closest to the specified Index Maturity, and in a representative amount: the rates offered as of 10:00 A.M., New York City time, on the relevant Interest Determination Date, by three leading non-bank dealers in negotiable US dollar certificates of deposit in New York City, as selected by the calculation agent.

- If fewer than three dealers selected by the calculation agent are quoting as described in the prior paragraph, the CD Rate in effect for the new interest period will be the CD Rate in effect for the prior interest period. If the Initial Base Rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

Federal funds rate notes. If you purchase a Federal Funds Rate Note, your Note will bear interest at a Base Rate equal to the Federal Funds Rate and adjusted by the Spread or Spread Multiplier, if any, specified in the applicable pricing supplement.

The Federal Funds Rate will be the rate for US dollar federal funds for the relevant Interest Determination Date, as published in H.15(519) opposite the caption "Federal funds (effective)", as that rate is displayed on Reuters Page FEDFUNDS1 under the heading "EFFECT." If the Federal Funds Rate cannot be determined in this manner, the following procedures will apply.

- If the rate described above is not displayed on Reuters Page FEDFUNDS1 by 3:00 P.M., New York City time, on the relevant interest calculation date (unless the calculation is made earlier and the rate is available from that source at that time), then the Federal Funds Rate, for the relevant Interest Determination Date, will be the rate described above as published in H.15 daily update, or another recognized electronic source used for displaying that rate, under the heading "Federal funds (effective)".

- If the rate described in the prior paragraph is not displayed on Reuters Page FEDFUNDS1 and does not appear in H.15(519), H.15 daily update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date (unless the calculation is made earlier and the rate is available from one of those sources at that time), the Federal Funds Rate will be the arithmetic mean of the rates for the last transaction in overnight, US dollar federal funds arranged, before 9:00 A.M., New York City time, on the relevant Interest Determination Date, by three leading brokers of US dollar federal funds transactions in New York City selected by the calculation agent.

- If fewer than three brokers selected by the calculation agent are quoting as described in the prior paragraph, the Federal Funds Rate in effect for the new interest period will be the Federal Funds Rate in effect for the prior interest period. If the Initial Base Rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

Eleventh district cost of funds rate notes. If you purchase an Eleventh District Cost of Funds Rate Note, your Note will bear interest at a Base Rate equal to the Eleventh District Cost of Funds Rate as adjusted by the Spread or Spread Multiplier, if any, specified in the applicable pricing supplement.

The Eleventh District Cost of Funds Rate will be the rate equal to the monthly weighted average cost of funds for the calendar month immediately before the month in which the relevant Interest Determination Date falls, as that rate appears on Reuters page COFI/ARMS under the heading "11th Dist COFI" as of 11:00 A.M., San Francisco time, on that date. If the Eleventh District Cost of Funds Rate cannot be determined in this manner, the following procedures will apply.

- If the rate described above does not appear on Reuters Page COFI/ARMS on the relevant Interest Determination Date, then the Eleventh District Cost of Funds Rate for that date will be the monthly weighted average cost of funds paid by institutions that are members of the Eleventh Federal Home Loan Bank District for the calendar month immediately before the month in which the relevant Interest Determination Date falls, as most recently announced by the FHLB of San Francisco as that cost of funds.

- If the FHLB of San Francisco fails to announce the cost of funds described in the prior paragraph on or before the relevant Interest Determination Date, the Eleventh District Cost of Funds Rate in effect for the new interest period will be the Eleventh District Cost of Funds Rate in effect for the prior interest period. If the Initial Base Rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

Australian Bank bill rate notes. If you purchase an Australian Bank Bill Rate Note, your Note will bear interest at a Base Rate equal to the Australian BBSW Rate as adjusted by the Spread or Spread Multiplier, if any, specified in the applicable pricing supplement.

The Australian Bank Bill Rate will be determined by the calculation agent on the relevant Interest Determination Date by taking the rates quoted on the Reuters Page BBSW at approximately 10:15 A.M., Sydney time, on the relevant Interest Determination Date. If the Australian Bank Bill Rate cannot be determined in this manner, the following procedures will apply.

- If the rate does not appear on the Reuters Page BBSW, at approximately 10:15 A.M., Sydney time, on the relevant Interest Determination Date (unless the calculation is made earlier and

the rate is available from that source at that time), then the Australian Bank Bill Rate, for that Interest Determination Date, will be determined by the calculation agent by taking the mean buying and selling rates for a bill (which for the purpose of this definition means a bill of exchange of the type specified for the purpose of quoting on the Reuters Page BBSW) having a tenor of the Index Maturity specified in the applicable pricing supplement, quoted at approximately 10:15 A.M., Sydney time, on the Interest Determination Date by five major financial institutions in the Australian market authorized to quote on the Reuters Page BBSW selected by the calculation agent on application by the calculation agent, eliminating the highest and the lowest mean rates and taking the arithmetic mean of the remaining mean rates and then, if necessary, rounding the resulting figure upwards to four decimal places.

- If the financial institutions selected by the calculation agent are not quoting as described above, the Australian Bank Bill Rate in effect for the new interest period will be the Australian Bank Bill Rate in effect for the prior interest period. If the Initial Base Rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

Special rate calculation terms. In this subsection entitled "—Interest Rates", we use several terms that have special meanings relevant to calculating floating interest rates. We describe these terms as follows:

The term ***"bond equivalent yield"*** means a yield expressed as a percentage and calculated in accordance with the following formula:

$$\text{bond equivalent yield} = \frac{D \times N}{360 - (D \times M)} \times 100$$

where:

- *"D"* means the annual rate for treasury bills quoted on a bank discount basis and expressed as a decimal;

- *"N"* means 365 or 366, as the case may be; and

- *"M"* means the actual number of days in the applicable interest reset period.

The term ***"business day"*** means, for any Note, unless otherwise specified in the applicable pricing supplement, a day that meets all the following applicable requirements:

- for all Notes, is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in The City of New York or Sydney, Australia generally are authorized or obligated by law, regulation or executive order to close;

- if the Note is a LIBOR Note, is also a London business day;

- if the Note has a Specified Currency other than US dollars or euros, is also a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in the principal financial center of the country issuing the Specified Currency;

- if the Note is a EURIBOR Note or has a Specified Currency of euros, or is a LIBOR Note for which the Index Currency is euros, is also a euro business day; and

- solely with respect to any payment or other action to be made or taken at any place of payment designated by us outside The City of New York, is a Monday, Tuesday, Wednesday,

Thursday or Friday that is not a day on which banking institutions in such place of payment generally are authorized or obligated by law, regulation or executive order to close.

The term ***"designated CMT Index Maturity"*** means the Index Maturity for a CMT Rate Note and will be the original period to maturity of a US Treasury security specified in the applicable pricing supplement. If no such original maturity period is so specified, the designated CMT Index Maturity will be 2 years.

The term ***"Designated CMT Reuters Page"*** means the Reuters Page specified in the applicable pricing supplement that displays treasury constant Maturities as reported in H.15(519). If no Reuters Page is so specified, then the applicable page will be Reuters Page FEDCMT. If Reuters Page FEDCMT applies but the applicable pricing supplement does not specify whether the weekly or monthly average applies, the weekly average will apply.

The term ***"Designated LIBOR Page"*** means the display on the Reuters Page on the "LIBOR01" page or "LIBOR02" page, as specified in the applicable pricing supplement, or any replacement page or pages on which London interbank rates of major banks for the relevant index currency are displayed.

The term ***"euro business day"*** means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System, or any successor system, is open for business.

The term ***"euro-zone"*** means, at any time, the region comprised of the member states of the European Economic and Monetary Union that, as of that time, have adopted a single currency in accordance with the Treaty on European Union of February 1992.

"FHLB of San Francisco" means the Federal Home Loan Bank of San Francisco.

"H.15(519)" means "Statistical Release H.15(519), Selected Interest Rates," or any successor publication as published weekly by the Board of Governors of the Federal Reserve System.

"H.15 daily update" means the daily update of H.15(519), available through the world wide web site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update, or any successor site or publication.

The term ***"index currency"*** means, with respect to a LIBOR Note, the currency specified as such in the applicable pricing supplement. The index currency may be US dollars or any other currency, and will be US dollars unless another currency is specified in the applicable pricing supplement.

The term ***"Index Maturity"*** means, with respect to a Floating Rate Note, the period to maturity of the instrument or obligation on which the interest rate formula is based, as specified in the applicable pricing supplement.

"London business day" means any day on which dealings in the relevant index currency are transacted in the London interbank market.

The term ***"Money Market Yield"*** means a yield expressed as a percentage and calculated in accordance with the following formula:

$$\text{money market yield} = \frac{D \times 360}{360 - (D \times M)} \times 100$$

where:

- *"D"* means the annual rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and
- *"M"* means the actual number of days in the relevant interest reset period.

The term ***"principal financial center"*** means (i) the capital city of the country issuing the Specified Currency in the applicable Note (which in the case of those countries whose currencies were replaced by the euro, will be Brussels, Belgium) or (ii) the capital city of the country to which the relevant index currency, if applicable, relates, except, in each case, with respect to United States dollars, euros, Australian dollars, Canadian dollars, New Zealand dollars, South African rand and Swiss francs, the principal financial center will be The City of New York, London (solely in the case of the relevant LIBOR index currency), Sydney, Toronto, Auckland, Johannesburg and Zurich, respectively.

The term ***"representative amount"*** means an amount that, in the calculation agent's judgment, is representative of a single transaction in the relevant market at the relevant time.

"Reuters page" means the display on the Reuters 3000 Xtra Service, or any successor service, on the page or pages specified in this offering memorandum or the applicable pricing supplement, or any replacement page or pages on that service.

"Reuters page BBSW" means the display on the Reuters Page designated as "BBSW".

"Reuters page COFI/ARMS" means the display on the Reuters Page designated as "COFI/ARMS".

"Reuters page EURIBOR01" means the display on the Reuters Page designated as "EURIBOR01".

"Reuters page FEDFUNDS1" means the display on the Reuters Page designated as "FEDFUNDS1".

"Reuters page FEDCMT" means the display on the Reuters Page designated as "FEDCMT".

"Reuters page FRBCMT" means the display on the Reuters Page designated as "FRBCMT".

"Reuters page USAUCTION 10" means the display on the Reuters Page designated as "US AUCTION 10".

"Reuters page USAUCTION 11" means the display on the Reuters Page designated as "US AUCTION 11".

"Reuters page USPRIME1" means the display on the Reuters Page designated as "USPRIME1".

If, when we use the terms Designated CMT Reuters Page, Designated Page LIBOR H.15(519), H.15 daily update, Reuters Page FEDFUNDS1, Reuters Page US AUCTION10, Reuters Page US AUCTION11, Reuters Page COFI/ARMS or Reuters Page BBSW we refer to a particular heading or headings on any of those pages, those references include any successor or replacement heading or headings as determined by the calculation agent.

Payment of additional amounts

We will pay all amounts that we are required to pay on the Notes without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other governmental charges imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision or taxing authority of or in the Commonwealth of Australia. This

obligation will not apply, however, if those taxes, duties, assessments or other governmental charges are required by Australia or any such subdivision or taxing authority to be withheld or deducted. If that were to occur, we will pay additional amounts of, or in respect of, the principal of, and any premium and interest on, the affected Notes ("additional amounts") that are necessary so that the net amounts paid to the holders of those Notes, after deduction or withholding, will equal the amounts of principal and any premium and interest that we would have had to pay on those Notes if the deduction or withholding had not been required except that no additional amounts are payable in relation to any payment in respect of the Notes:

(a) to, or to a third party on behalf of, a holder of the Notes who is liable for such taxes in respect of such Notes by reason of his having some present or former connection with Australia other than the mere holding of such Note or receipt of principal or interest in respect thereof or could have lawfully avoided (but has not so avoided) such liability by providing or procuring that any third party provides the holder of the Notes' TFN and/or ABN or evidence that the holder of the Notes is not required to provide a TFN and/or ABN to us;

(b) to, or to a third party on behalf of, a holder of the Notes who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or other similar claim for exemption to any tax authority in the place where the Notes are presented for payment;

(c) presented for payment more than 30 days after the date payment became due on that Note and was provided for, whichever is later, except to the extent that a holder of Notes would have been entitled to the additional amounts on presenting the Note for payment on any day during that 30 day period;

(d) to, or to a third party on behalf of, a holder of the Notes who is liable for the taxes in respect of the Notes by reason of the holder of the Note being an associate of St.George for the purposes of section 128F(9) of the Income Tax Assessment Act 1936 of Australia (as amended) ("Australian Tax Act");

(e) presented for payment, where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

(f) presented for payment by or on behalf of a holder of the Notes who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Fiscal Agent in a Member State of the European Union; or

(g) in such other circumstances as may be specified in the applicable pricing supplement and the Note.

Additional amounts will also not be paid on any payment of the principal of, or any premium or interest on, any Note to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that payment would, under the laws of Australia or any political subdivision or taxing authority of Australia, be treated as being derived or received for tax purposes by a beneficiary or settlor of that fiduciary or a member of

that partnership or a beneficial owner who would not have been entitled to those additional amounts had it been the actual holder of the affected Note.

Whenever we refer in this offering memorandum or any applicable pricing supplement, in any context, to the payment of the principal of, or any premium or interest on, any Note or the net proceeds received on the sale or exchange of any Note, we mean to include the payment of additional amounts to the extent that, in that context, additional amounts are, were or would be payable.

Any additional amounts payable on Subordinated Notes will be subordinated in right of payment as described under "—Subordination of Subordinated Notes" below.

Subordination of subordinated notes

The terms regarding the status of the Subordinated Notes are subject to the prior written approval of APRA prior to each issuance of Subordinated Notes. Any amendment to the provisions regarding the status of the Subordinated Notes set forth below will be set out in the applicable pricing supplement.

The Subordinated Notes rank *pari passu* with all of our other unsecured subordinated indebtedness, except liabilities mandatorily preferred by law.

The rights and claims of the holders of the Subordinated Notes are, in a Winding-Up (as defined below) of St.George, subordinated to the claims of our Senior Creditors (as defined below) and prior to the commencement of a Winding-Up of St.George:

(i) Our obligations to make payments of the principal, redemption amount, interest or other amounts in respect of the Subordinated Notes and all other amounts owing in relation to the Subordinated Notes are conditional upon us being solvent at the time the payments and other amounts owing fall due; and

(ii) No payment of principal, redemption amount, interest or any other amount shall be made in respect of the Subordinated Notes, except to the extent that we may make such payment and still be solvent immediately thereafter.

For the purposes of this paragraph, we will be considered solvent if:

(A) we are able to pay our debts as they fall due; and

(B) our Assets (as defined below) exceed our Liabilities (as defined below).

"Assets" means our total consolidated gross assets as shown in our latest published audited accounts adjusted for events subsequent to the date of such accounts in such manner and to such extent as our directors, auditors or, as the case may be, our liquidator may determine to be appropriate;

"Liabilities" means our total consolidated gross liabilities as shown in our latest published audited accounts adjusted for events subsequent to the date of such accounts in such manner and to such extent as our directors, auditors or, as the case may be, our liquidator may determine to be appropriate;

"Senior creditors" means all of our creditors (present and future) including our depositors:

(i) whose claims are admitted in our Winding-Up; and

(ii) who are not the holders of indebtedness, the right to repayment of which by its terms is, or is expressed to be, subordinated in our Winding-Up to the claims by all of our unsubordinated creditors.

"Subordinated indebtedness" means any of our indebtedness (present and future), which by its terms is, or is expressed to be, subordinated in our Winding-Up to the claims of our Senior Creditors; and

"Winding-up" means any procedure whereby we may be wound-up, dissolved, liquidated or cease to exist as a body corporate whether brought or instigated by a holder of the Notes or any other person, but excludes any Winding-Up which results in there being a successor to us and the obligations under the Subordinated Notes are assumed by that successor.

Our obligation prior to the commencement of a Winding-Up to make payments when due in respect of the Subordinated Notes is conditional upon us being solvent immediately before and after payment by us.

On our Winding-Up the rights of the holders of the Subordinated Notes against us to recover any sum payable in respect of such Subordinated Notes:

(i) shall be subordinate and junior in right of payment to our obligations to Senior Creditors, to the extent that all such obligations to Senior Creditors shall be entitled to be paid in full before any payment shall be paid on account of any sums payable in respect of such Subordinated Notes; and

(ii) shall rank *pari passu* and ratably (as to its due proportion only) with our other subordinated creditors in respect of Subordinated Indebtedness.

On our Winding-Up, holders of the Subordinated Notes shall only be entitled to prove for any sums payable in respect of the Subordinated Notes as a debt which is subject to and contingent upon prior payment in full of, the Senior Creditors. The holders of the Subordinated Notes waive to the fullest extent permitted by law any right to prove in any such Winding-Up as a creditor ranking for payment in any other manner.

No holder of the Subordinated Notes shall be entitled to set-off against any amounts due in respect of the Subordinated Notes held by such holder any amount held by the holder to our credit whether in any account, in cash or otherwise, nor any of our deposits, advances or debts, nor any other amount owing by the holder of the Subordinated Notes to us on any account whatsoever, nor shall any holder of the Subordinated Notes be entitled to effect any reduction of the amount due to such holder in respect of the Subordinated Notes by merger of accounts or lien or the exercise of any other rights the effect of which is or may be to reduce the amount due in respect of such Notes in breach of the terms hereof.

Any payment whether voluntary or in any other circumstances received by a holder of the Subordinated Notes from or on our account (including by way of credit, set-off or otherwise) or from any liquidator, receiver, manager or statutory manager in breach of the terms hereof, will be held by the relevant holder of the Subordinated Notes in trust for and to the order of the Senior Creditors. Such trust shall be for a term expiring on the earlier of the date on which all Senior Creditors have been paid in full or eighty years from the date of the issue of the Subordinated Notes.

We are an ADI and, under section 13A(3) of the Australian Banking Act, if we become unable to meet our obligations or suspend payment, our assets in Australia are to be available to meet our deposit liabilities in Australia in priority to all of our other liabilities.

In addition, under section 16 of the Australian Banking Act, debts due to APRA shall, in a winding-up, have, subject to section 13A of the Australian Banking Act, priority over all of our other unsecured debts. Further, under section 86 of the Reserve Bank Act 1959 of Australia, debts due by a bank to the RBA shall in a winding-up of that bank have, subject to section 13A of the Australian Banking Act, priority over all other debts, other than debts due to the Commonwealth of Australia.

The Subordinated Notes will not constitute deposit liabilities of St.George and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, Australia or any other jurisdiction.

At March 31, 2008, we were subject to outstanding claims of our Senior Creditors plus entitlements against our subsidiaries to which the Subordinated Notes are "structurally subordinated" of approximately $126.8 billion in aggregate principal amount.

We expect that from time to time we will incur additional indebtedness and other obligations that will constitute claims of our Senior Creditors. The Subordinated Notes do not limit the amount of our liabilities that can rank ahead of the Subordinated Notes that we may incur or assume in the future.

Status of senior notes

The Senior Notes will be our direct, unconditional and unsecured obligations. Except for certain debts that are required to be preferred by law, including those in respect of our deposit liabilities in Australia under section 13A(3) of the Australian Banking Act and those referred to in section 16 of the Australian Banking Act and section 86 of the Reserve Bank Act 1959 of Australia, the Senior Notes will rank equally among themselves and equally with all of our other unsecured and unsubordinated obligations.

The Senior Notes will rank senior to subordinated obligations, including the Subordinated Notes. See "How the Notes rank against other debt" above for more information.

Restrictive covenant for senior notes

Restrictions on liens

So long as any of the Senior Notes remain outstanding, we will not, unless approved by the holders of at least 50% of the aggregate principal amount of Senior Notes as described below under "—Changes requiring immediate majority approval", create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest (but excluding any charge or lien arising in favor of any governmental agency or judicial entity or authority by operation of statute provided there is no default in payment of any amounts owing under such charge or lien) ("Security Interest") upon the whole or any part of our present or future assets or revenues or those of any of our Material Subsidiaries (as defined below), as security for any

relevant indebtedness (as defined below) or any guarantee or indemnity ("Guarantee") given in respect of any relevant indebtedness, unless prior to or simultaneously therewith, we either:

(i) grant or procure to be granted a Security Interest or Security Interests securing our obligations under the Senior Notes which will result in such obligations being secured equally and ratably in all respects so as to rank *pari passu* with the applicable relevant indebtedness or Guarantee; or

(ii) grant or procure to be granted such other Security Interest or Security Interests in respect of our obligations under the Senior Notes as shall be approved by the holders of at least 50% of the aggregate principal amount of Senior Notes as described below under "—Changes requiring immediate majority approval".

For the purpose of the foregoing paragraph, ***"relevant indebtedness"*** means any of our present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock, certificates of deposit, bills of exchange, transferable loan certificates or other securities which are capable of being listed, quoted, ordinarily dealt in or traded on any recognized market, not being indebtedness incurred in the ordinary course of banking business. As used above, ***"Material Subsidiary"*** means a Subsidiary (as defined below) of St.George as to which either or both of the following conditions is satisfied: (i) its net profits attributable to St.George (before taxation and extraordinary items) for its last completed fiscal year represents 5 percent or more of the consolidated net profits (before taxation and extraordinary items but after deducting minority interests in Subsidiaries) of St.George and its Subsidiaries for its last completed fiscal year; or (ii) its gross assets attributable to St.George for its last completed fiscal year represent 5 percent or more of the consolidated gross assets (after deducting minority interests in Subsidiaries) of St.George and its Subsidiaries for its last completed fiscal year. A certificate by our auditors as to whether a Subsidiary of St.George is, or is not, or was, or was not, at any particular time a Material Subsidiary shall be conclusive. As used above, ***"Subsidiary"*** has the same meaning as that provided in Section 9 of the Australian Corporations Act.

The terms of the Notes do not limit the amount of unsecured indebtedness we and our subsidiaries may incur.

Redemption of notes under certain circumstances

Unless the applicable pricing supplement provides otherwise, if the Notes provide for redemption at our election, we will have the option to redeem those Notes upon not less than 30 nor more than 60 days' notice. If we choose to redeem the Notes of a tranche in part, the Fiscal Agent will select the Notes that will be redeemed *pro rata*, by lot or by such method as it determines to be fair and appropriate. We will mail the notice of redemption to the holders of Notes of such tranche to their last addresses appearing on the register of the Notes of such tranche.

Redemption for taxation reasons

If:

- there is a change in or any amendment to the laws or regulations of Australia, or of any political subdivision or taxing authority of or in Australia, that affects taxation; or

- there is a change in any application or interpretation of those laws or regulations either generally or in relation to any particular Notes,

in each case, which change becomes effective on or after the later of (i) the date we originally issued the affected Notes, and (ii) the most recent date, if any, on which we have merged, consolidated or dispensed of substantially all of our assets; and

- such a change causes us to become obligated to pay any additional amounts, as described under the section entitled "—Payment of Additional Amounts",

then we may, at our option, redeem all (but not less than all) of the affected Notes on which additional amounts would become payable.

Before we can redeem the affected Notes, we must:

- give the holders of those Notes at least 30 days written notice and not more than 60 days' written notice of our intention to redeem those Notes (and, at the time that notice is given, the obligation to pay those additional amounts must remain in effect); and
- deliver to the holders of those Notes a legal opinion of our counsel confirming that the conditions that must be satisfied for redemption have occurred.

The redemption price for redeeming the affected Notes will be equal to 100% of the principal amount of those Notes plus accrued but unpaid interest to the date of redemption. However, if any Notes that will be redeemed are outstanding Original Issue Discount Notes, those Notes can be redeemed at the redemption price calculated in accordance with the terms thereof, which will be described in the applicable pricing supplement.

If, however, within 60 days of any tax event causing us to become liable to pay any additional amounts on the Notes, we can eliminate the risk that we will have to pay those additional amounts by filing a form, making an election or taking some similar reasonable measure that in our sole judgment will not be adverse to us and will involve no material cost to us, we will pursue that measure instead of redeeming the Notes.

Redemption of subordinated notes—approval of Australian prudential regulation authority

Under current requirements of APRA, we cannot make any redemption or repurchase of any Subordinated Notes for any reason without obtaining the prior written approval of APRA.

Mergers and similar transactions

We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell substantially all of our assets to another firm, or to buy substantially all of the assets of another company or firm. However, we may not take any of these actions unless all the following conditions are met:

- Where we merge out of existence or sell substantially all of our assets, except as otherwise indicated below, the other company or firm must be an entity organized as a corporation, trust or partnership, it must expressly assume the due and punctual payment of the principal of (and premium if any, on) and interest, if any, on the Notes and the performance of every covenant included in the Notes.

- We deliver to the holders of the Notes an officer's certificate and opinion of counsel, each stating that the consolidation, merger, sale, lease or purchase of assets complies with the terms of the Notes.

- The merger, sale of assets or other transaction must not cause a default on the Notes, and we must not already be in default under the Notes, unless the merger or other transaction would cure the default.

- If such company or firm is not organized and validly existing under the laws of Australia, it must expressly agree:

  - to indemnify the holder of the Notes against any tax, assessment or governmental charge required to be withheld or deducted from any payment to such holder as a consequence of such merger, sale of assets or other transaction; and

  - that all payments pursuant to the Notes must be made without withholding or deduction for or on account of any tax of whatever nature imposed or levied on behalf of the jurisdiction of organization of such company or firm, or any political subdivision or taxing authority thereof or therein, unless such tax is required by such jurisdiction or any such subdivision or authority to be withheld or deducted, in which case such company or firm will pay such additional amounts in order that the net amounts received by the holders of the Notes after such withholding or deduction will equal the amount which would have been received in respect of the Notes in the absence of such withholding or deduction, subject to the same exceptions as would apply with respect to the payment by St.George of additional amounts in respect of the Notes (substituting the jurisdiction of organization of such company or firm for Australia).

It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. In the case of the Senior Notes, we have promised to limit these preferential rights on our property, as previously discussed under the subsection entitled "—Restrictive Covenant for Senior Notes". This condition will not apply to Subordinated Notes. If a merger or other transaction would create any of these preferential rights over our property, we must comply with that restrictive covenant in the Senior Notes. We would do this either by deciding that the preferential rights were permitted, or by following the requirements of the restrictive covenant in the Senior Notes to grant equivalent preferential rights over the same property to the direct holders of the Senior Notes.

Defeasance of senior notes

Unless we indicate otherwise in the applicable pricing supplement, the provisions for full defeasance and covenant defeasance described below apply to the Senior Notes. In general, we expect these provisions to apply to each Senior Note that has a Specified Currency of US dollars and is not a Floating Rate.

Unless otherwise indicated in the applicable pricing supplement, full defeasance or covenant defeasance is not available to holders of Subordinated Notes.

Full defeasance of senior notes

If there is a change in US federal tax law or a US Internal Revenue Service ("IRS") ruling, as described below, we can legally release ourselves from any payment or other obligations on the Senior Notes (called "full defeasance") if we put in place the following other arrangements for the holders of Senior Notes to be repaid:

- We must deposit in trust for the benefit of all direct holders of the Senior Notes a combination of money and US government or US government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Senior Notes on their various due dates. There must be a change in current US federal tax law or an IRS ruling that lets us make the above deposit without causing the holders of Senior Notes to be taxed on the Senior Notes any differently than if we did not make the deposit and just repaid the Senior Notes ourselves. Under current US federal tax law, the deposit and our legal release from the Senior Notes would be treated as though we took back Senior Notes and gave the holders of Senior Notes their share of the cash and notes or bonds deposited in trust. In that event, the holders of Senior Notes could recognize gain or loss on the Senior Notes they give back to us.

- We must deliver to the defeasance trustee, who may be the Fiscal Agent, a legal opinion of counsel confirming the tax law change described above. If we ever did accomplish full defeasance, as described above, the holders of Senior Notes would have to rely solely on the trust deposit for repayment on the Senior Notes. The holders of Senior Notes could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent or involved in a Winding Up.

Covenant defeasance of senior notes

Under current US federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the Senior Notes without it being considered as a taxable event for the holders. This we call "covenant defeasance". In that event, the holders of Senior Notes would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the Senior Notes. Unless we indicate otherwise in the applicable pricing supplement, in order to achieve covenant defeasance, the following conditions must be satisfied:

- We must deposit in trust as collateral for the benefit of all direct holders of the Senior Notes a combination of money and US government or US government agency notes or bonds that will generate enough cash, in the written opinion of a nationally recognized firm of independent public accountants, to make interest, principal and any other payments on the Senior Notes on their various due dates.

- We must deliver to the defeasance trustee, who may be the Fiscal Agent, a legal opinion of counsel confirming that under current US federal income tax law we may make the above deposit without causing the holders of Senior Notes to be taxed on the Senior Notes any differently than if we did not make the deposit and just repaid the Senior Notes ourselves.

- No Event of Default or event which with notice or lapse of time or both would become an Event of Default will have occurred and be continuing on the date the deposit in trust described above is made.

- The covenant defeasance must not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party or by which we are bound.
- The covenant defeasance must not result in the trust described above constituting an investment company as defined in the Investment Company Act of 1940, as amended, or the trust must be qualified under that Act or exempt from regulation thereunder.
- We must deliver to the defeasance trustee a certificate to the effect that the Notes, if then listed on any securities exchange, will not be delisted as a result of the deposit in trust described above.
- We must deliver to the Fiscal Agent and the defeasance trustee a certificate and an opinion of counsel, each stating that all the conditions described above have been satisfied.

If we accomplish covenant defeasance, the following provisions of the Senior Notes would no longer apply:

- Our promises regarding conduct of our business described under the subsection entitled "—Restrictive Covenant for Senior Notes", and any other covenants applicable to the series of Senior Notes and described in this offering memorandum other than our obligations to make payments on the Senior Notes in accordance with their respective terms.
- The condition regarding the treatment of preferential interests in our property when we merge or engage in similar transactions, described under the subsection entitled "—Mergers and Similar Transactions".
- The Events of Default relating to breach of covenants and acceleration of the maturity of other debt, described under the subsection entitled "—Events of Default—What Is an Event of Default under the Senior Notes?".

If we accomplish covenant defeasance, the holders of Senior Notes may still look to us for repayment of the Senior Notes if there were a shortfall in the trust deposit. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Senior Notes become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Default, remedies and waiver of default

Ranking

Neither the Senior Notes nor the Subordinated Notes are secured by any of our property or assets. Accordingly, your ownership of Notes means you are one of our unsecured creditors.

The Senior Notes are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness (other than obligations preferred by mandatory provisions of applicable law as described below).

Unless we indicate otherwise in the applicable pricing supplement, the Subordinated Notes are subordinated to some of our existing and future debt and other liabilities. See the section entitled "—Subordination of Subordinated Notes" for additional information on how subordination limits the ability of holders of Subordinated Notes to receive payment or pursue other rights if we default or have certain other financial difficulties.

We are an ADI under the Australian Banking Act. Under Section 13A of the Australian Banking Act, if we become unable to meet our obligations or suspend payment, our assets in Australia are to be available to meet our deposit liabilities in Australia in priority to all of our other liabilities. The Notes are not deposit liabilities of the bank for purposes of the Australian Banking Act. In addition, under section 16 of the Australian Banking Act, debts due to APRA shall, in a winding-up of the bank, have, subject to section 13A of the Australian Banking Act, priority over all other unsecured debts of the bank. Further, under section 86 of the Reserve Bank Act 1959 of Australia, debts due by a bank to the RBA shall in a winding-up of that bank have, subject to section 13A of the Australian Banking Act, priority over all other debts, other than debts due to the Commonwealth of Australia.

Events of default

You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

What is an event of default under the senior notes?

The term "Event of Default" under the Senior Notes means any of the following:

(a) We do not pay the principal or premium on any Senior Note on its relevant due date or any interest on any Senior Note within 14 days of its relevant due date.

(b) We remain in breach of our agreement described under the subsection entitled "—Restrictive Covenant for Senior Notes" or any other obligations of St.George set out in the Senior Notes for 30 days after we receive a notice of default stating we are in breach. The notice must be sent by the holders of at least 25% of the principal amount of the Senior Notes.

(c) We file for bankruptcy or certain other events in bankruptcy, insolvency, dissolution or reorganization occur.

(d) Any law is passed that has the effect of dissolving us.

(e) We cease to carry on a banking business in the Commonwealth of Australia, or our authority under the Banking Act 1959 of Australia or any amendment or re-enactment thereof to carry on banking business in Australia is revoked, or we enter into an arrangement or agreement for any sale or disposal of the whole of our business by amalgamation or otherwise, other than in compliance with the terms described under the subsection entitled "—Mergers and Similar Transactions".

If an Event of Default (other than an Event of Default specified in (c) or (d) above) under the Senior Notes has occurred and has not been cured, the holders of 25% in principal amount of the Senior Notes of the affected series may declare the entire principal amount of all the Senior Notes of that series to be due and immediately payable. This is called a "declaration of acceleration of maturity". Upon the occurrence of an Event of Default specified in (c) or (d) above, the principal, premium, if any, and all unpaid interest on the Senior Notes will automatically become payable.

A declaration of acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the Senior Note of the affected series if:

(a) we have paid or deposited with the Fiscal Agent a sum sufficient to pay:

(i) all overdue interest on all Notes of that series;

(ii) the principal of, and premium, if any, on any Notes of that series which have become due otherwise than by that declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in the Notes;

(iii) interest upon overdue interest at the rate or rates prescribed therefor in the Notes, to the extent that payment of that interest is lawful; and

(iv) all sums paid or advanced by the Fiscal Agent hereunder and the reasonable compensation, expenses, disbursements and advances of the Fiscal Agent and its agents and counsel; and

(b) all Events of Default with respect to Notes of that series, other than the non-payment of the principal of Notes of that series which have become due solely by that declaration of acceleration, have been cured.

Indirect holders should consult their banks or brokers for information on how to give notice or to make or cancel a declaration of acceleration.

We will furnish to the holders of Notes every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Notes, or specifying any known default.

What is an event of default under the subordinated notes?

The term "Event of Default" under the Subordinated Notes means the making of an order by a state or federal court in the Commonwealth of Australia or a court with appellate jurisdiction from that court which is not successfully appealed or permanently stayed within 30 days of the entry of that order, or the valid adoption by our shareholders of an effective resolution, in each case for our "Winding-Up", as defined under the section entitled "—Subordination of Subordinated Notes". This will not apply in connection with a scheme of amalgamation or reconstruction not involving our bankruptcy or insolvency.

Upon the occurrence of an Event of Default, subject to the subordination provisions that apply to Subordinated Notes as described under the section entitled "—Subordination of Subordinated Notes", the principal, premium, if any, and all unpaid interest on the Subordinated Notes will automatically become payable.

What is a default under the subordinated notes?

Unless we indicate otherwise in the applicable pricing supplement, the term "default" under the Subordinated Notes means any of the following:

(a) We do not pay the principal or any premium on a Subordinated Note on its due date.

(b) We do not pay interest on a Subordinated Note within 30 days of its due date.

(c) We remain in breach of any of our other agreements in the Subordinated Notes for 30 days after we receive a notice of default stating we are in breach. The notice must be sent by the holders of 25% of the principal amount of Subordinated Notes.

(d) The occurrence of any other default provided for in a particular series of Subordinated Notes, which will be described in the applicable pricing supplement.

In the case of one of the defaults described above, a holder of a Subordinated Note can pursue all legal rights available. These rights include commencing a judicial proceeding for the collection of the amounts we owe and have not paid or commencing a proceeding in the Commonwealth of Australia (but not anywhere else) for our Winding-Up. The holders of the Subordinated Notes cannot, however, declare the principal amount of the Subordinated Notes to be due and payable unless we are in liquidation, a court with the authority to do so has ordered our winding up or our shareholders have passed an effective resolution for our winding up. By holding Subordinated Notes, the holders have waived any right of set-off or counterclaim that they might otherwise have against us in respect of those Subordinated Notes in the event of our Winding-Up.

Modification of the fiscal agency agreement and waiver of covenants

There are three types of changes we can make to the Fiscal Agency Agreement and the Notes and these changes might subject the holders to US federal tax.

Changes requiring each holder's approval

First, there are changes that cannot be made without the written consent or the affirmative vote or approval of each Holder affected by the change. Here is a list of those types of changes:

- change the due date for the payment of principal of, or premium, if any, or any installment of interest on any Note;
- reduce the principal amount of any Note, the portion of any principal amount that is payable upon acceleration of the maturity of the Note, the interest rate or any premium payable upon redemption;
- change the subordination provisions on a Subordinated Note in a manner adverse to the holder of the Note;
- change the currency of any payment on a Note;
- change our obligation to pay additional amounts;
- shorten the period during which redemption of the Notes is not permitted or permit redemption during a period not previously permitted;
- change the place of payment on a Note;
- reduce the percentage of principal amount of the Notes outstanding necessary to modify, amend or supplement the Fiscal Agency Agreement or the Notes or to waive past defaults or future compliance;

- reduce the percentage of principal amount of the Notes outstanding required to adopt a resolution or the required quorum at any meeting of holders of Notes at which a resolution is adopted; or
- change any provision in a Note with respect to redemption at the holders' option in any manner adverse to the interests of any holder of the Notes.

Changes not requiring approval

The second type of change does not require any approval by holders of the Notes. These changes are limited to curing any ambiguity or curing, correcting or supplementing any defective provision, or modifying the Fiscal Agency Agreement or the Notes in any manner determined by us and the Fiscal Agent to be consistent with the Notes and not materially adverse to the interest of holders of Notes.

Changes requiring majority approval

Any other change to the Fiscal Agency Agreement and the Notes would require the following approval:

- The written consent of the holders of at least 50% of the aggregate principal amount of the Notes of each series affected at the time outstanding; or
- The adoption of a resolution at a meeting at which a quorum of holders is present by 50% of the aggregate principal amount of the Notes of each series effected at the time outstanding represented at the meeting.

The same 50% approval would be required for us to obtain a waiver of any of our covenants in the Fiscal Agency Agreement. Our covenants include the promises we make about merging, which we describe above under "—Mergers and Similar Transactions", and with respect to the Senior Notes, about restrictions on the liens, which we describe under "—Restrictive Covenant for Senior Notes —Restrictions on liens". If the holders approve a waiver of a covenant, we will not have to comply with it.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the Notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount of the Notes outstanding. For purposes of determining whether holders of the aggregate principal amount of Notes required for any action or vote, or for any quorum, have taken the action or vote, or constitute a quorum, the principal amount of any particular Note may differ from its principal amount at stated maturity but will not exceed its stated face amount upon original issuance, in each case if and as indicated in the applicable pricing supplement.

Unless otherwise indicated in the applicable pricing supplement, we will be entitled to set any day as a record date for determining which holders of book-entry Notes are entitled to make, take or give requests, demands, authorizations, directions, notices, consents, waivers or other action, or to vote on actions, authorized or permitted by the Fiscal Agency Agreement. In addition, record dates for any book-entry Note may be set in accordance with procedures established by the Depositary from time to time. Therefore, record dates for book-entry Notes may differ from those for other Notes. Book-entry and other indirect owners should consult

their banks or brokers for information on how approval may be granted or denied if we seek to change the Fiscal Agency Agreement or any Notes or request a waiver.

Special rules for action by holders

When holders take any action under the Fiscal Agency Agreement, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the Fiscal Agent an instruction pursuant to the Fiscal Agency Agreement, we will apply the following rules.

Only outstanding notes are eligible

Only holders of outstanding Notes will be eligible to participate in any action by holders of Notes. Also, we will count only outstanding Notes in determining whether the various percentage requirements for taking action have been met. For these purposes, a Note will not be "outstanding":

- if it has been surrendered for cancellation;
- if we have deposited or set aside, in trust for its holder, money for its payment or redemption;
- if we have fully defeased it as described above under "—Defeasance of Senior Notes—Full Defeasance of Senior Notes"; or
- if we or one of our affiliates is the owner.

Eligible principal amount of some notes

In some situations, we may follow special rules in calculating the principal amount of a Note that is to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a non-US dollar currency, increases over time or is not to be fixed until the maturity date.

For any Note of the kind described below, we will decide how much principal amount to attribute to the Note as follows:

- For an Original Issue Discount Note, we will use the principal amount that would be due and payable on the action date if the maturity of the Note were accelerated to that date because of a default; or
- For Notes with a principal amount denominated in one or more non-US dollar currencies or currency units, we will use the US dollar equivalent, which we will determine.

Form, exchange and transfer of notes

If any Notes cease to be issued in registered global form, they will be issued:

- only in fully registered form;
- without interest coupons; and
- unless we indicate otherwise in the applicable pricing supplement, in denominations of US$2,000 or greater.

Holders may exchange their Notes for Notes of smaller denominations or combine them into fewer Notes of larger denominations, as long as the total principal amount is not changed. You may not exchange your Notes for Notes of a different series or having different terms, unless the applicable pricing supplement says you may.

Holders may exchange or transfer their Notes at the office of the Fiscal Agent. They may also replace lost, stolen, destroyed or mutilated Notes at that office. We have appointed the Fiscal Agent to act as our agent for registering Notes in the names of holders and transferring and replacing Notes. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their Notes, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder's proof of legal ownership. The transfer agent may require an indemnity before replacing any Notes.

If we have designated additional transfer agents for your Note, they will be named in the applicable pricing supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any Notes are redeemable and we redeem less than all those Notes, we may block the transfer or exchange of those Notes during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing, and refuse to register transfers of or exchange any Note selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Note being partially redeemed.

If a Note is issued as a Global Note, only the Depositary—*e.g.*, DTC, Euroclear and Clearstream, Luxembourg—will be entitled to transfer and exchange the Note as described in this subsection, since the Depositary will be the sole holder of the Note.

The rules for exchange described above apply to exchange of Notes for other Notes of the same series and kind. If a Note is convertible, exercisable or exchangeable into or for a different kind of security, such as one that we have not issued, or for other property, the rules governing that type of conversion, exercise or exchange will be described in the applicable pricing supplement.

Payment mechanics for notes

Who receives payment?

If interest is due on a Note on an interest payment date, we will pay the interest to the person in whose name the Note is registered at the close of business on the Regular Record Date relating to the interest payment date as described below under "—Payment and Record Dates for interest". If interest is due at the maturity date, we will pay the interest to the person entitled to receive the principal of the Note. If principal or another amount besides interest is due on a Note at the maturity date, we will pay the amount to the holder of the Note against surrender of the Note at a proper place of payment or, in the case of a Global Note, in accordance with the applicable policies of the Depositary, which will be DTC, Euroclear or Clearstream, Luxembourg.

Payment and record dates for interest

Unless otherwise specified in the applicable pricing supplement, interest on any Fixed Rate Note will be payable annually, semiannually or otherwise on the date or dates set forth in the applicable pricing supplement and at the maturity date. The Regular Record Date relating to an interest payment date for any Fixed Rate Note will also be set forth in the applicable pricing supplement. Unless otherwise specified in the applicable pricing supplement, the Regular Record Date relating to an interest payment date for any Floating Rate Note will be the 15th calendar day before that interest payment date. These record dates will apply regardless of whether a particular record date is a "business day", as defined above. For the purpose of determining the holder at the close of business on a Regular Record Date when business is not being conducted, the close of business will mean 5:00 P.M., New York City time, on that day.

How we will make payments due in US dollars

We will follow the practice described in this subsection when paying amounts due in US dollars. Payments of amounts due in other currencies will be made as described in the next subsection.

Payments on global notes. We will make payments on a Global Note in accordance with the applicable policies as in effect from time to time of the Depositary, which will be DTC, Euroclear or Clearstream, Luxembourg. Under those policies, we will pay directly to the Depositary, or its nominee, and not to any indirect owners who own beneficial interests in the Global Note. An indirect owner's right to receive those payments will be governed by the rules and practices of the Depositary and its participants, as described below in the section entitled "Legal Ownership and Book-Entry Issuance—What Is a Global Note?" and in any applicable pricing supplement.

Payments on non-global notes. We will make payments on a Note in non-global, registered form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the Fiscal Agent's records as of the close of business on the Regular Record Date. We will make all other payments by check at the office of the Paying Agent described below, against surrender of the Note. All payments by check will be made in next-day funds—*i.e.*, funds that become available on the day after the check is cashed.

Alternatively, if a non-Global Note has a face amount of at least US$5,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the Note by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the Paying Agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person or entity who is the holder on the relevant Regular Record Date. In the case of any other payment, payment will be made only after the Note is surrendered to the Paying Agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their Notes.

How we will make payments due in other currencies

We will follow the practice described in this subsection when paying amounts that are due in a Specified Currency other than US dollars.

Payments on global notes. We will make payments on a Global Note in accordance with the applicable policies as in effect from time to time of the depositary, which will be DTC, Euroclear or Clearstream, Luxembourg. Unless we specify otherwise in the applicable pricing supplement, DTC will be the depositary for all Notes in global form. We understand that DTC's policies, as currently in effect, are as follows.

Unless otherwise indicated in the applicable pricing supplement, if you are an indirect owner of Global Notes denominated in a Specified Currency other than US dollars and if you have the right to elect to receive payments in that other currency and do so elect, you must notify the participant through which your interest in the Global Note is held of your election:

- on or before the applicable Regular Record Date, in the case of a payment of interest; or
- on or before the 16th day before the stated maturity, or any redemption or repayment date, in the case of payment of principal or any premium.

Your participant must, in turn, notify DTC of your election on or before the 3rd DTC business day after that Regular Record Date, in the case of a payment of interest, and on or before the 12th DTC business day before the stated maturity, or on the redemption or repayment date if your Note is redeemed or repaid earlier, in the case of a payment of principal or any premium. A "DTC business day" is a day on which DTC is open for business.

DTC, in turn, will notify the Paying Agent of your election in accordance with DTC's procedures.

If complete instructions are received by the participant and forwarded by the participant to DTC, and by DTC to the Paying Agent, on or before the dates noted above, the Paying Agent, in accordance with DTC's instructions, will make the payments to you or your participant by wire transfer of immediately available funds to an account maintained by the payee with a bank located in the country issuing the Specified Currency or in another jurisdiction acceptable to us and the Paying Agent.

If the foregoing steps are not properly completed, we expect DTC to inform the Paying Agent that payment is to be made in US dollars. In that case, we or our agent will convert the payment to US dollars in the manner described below under "—Conversion to US Dollars". We expect that we or our agent will then make the payment in US dollars to DTC, and that DTC in turn will pass it along to its participants.

Book-entry and other indirect owners of a Global Note denominated in a currency other than US dollars should consult their banks or brokers for information on how to request payment in the Specified Currency.

Payments on non-global notes. Except as described in the next to last paragraph under this heading, we will make payments on Notes in non-global form in the applicable Specified Currency. We will make these payments by wire transfer of immediately available funds to any account that is maintained in the applicable Specified Currency at a bank designated by the holder and is acceptable to us and the Fiscal Agent. To designate an account for wire payment, the holder must give the Paying Agent appropriate wire instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an

interest payment date, the instructions must be given by the person or entity who is the holder on the Regular Record Date. In the case of any other payment, the payment will be made only after the Note is surrendered to the Paying Agent. Any instructions, once properly given, will remain in effect unless and until new instructions are properly given in the manner described above.

If a holder fails to give instructions as described above, we will notify the holder at the address in the Fiscal Agent's records and will make the payment within five business days after the holder provides appropriate instructions. Any late payment made in these circumstances will be treated under the Fiscal Agency Agreement as if made on the due date, and no interest will accrue on the late payment from the due date to the date paid.

Although a payment on a Note in non-global form may be due in a Specified Currency other than US dollars, we will make the payment in US dollars if the holder asks us to do so. To request US dollar payment, the holder must provide appropriate written notice to the Fiscal Agent at least five business days before the next due date for which payment in US dollars is requested. In the case of any interest payment due on an interest payment date, the request must be made by the person or entity who is the holder on the Regular Record Date. Any request, once properly made, will remain in effect unless and until revoked by notice properly given in the manner described above.

Book-entry and other indirect owners of a non-Global Note with a Specified Currency other than US dollars should contact their banks or brokers for information about how to receive payments in the Specified Currency or in US dollars.

Conversion to US dollars. When we are asked by a holder to make payments in US dollars of an amount due in another currency, either on a Global Note or a non-Global Note as described above, the exchange rate agent described below will calculate the US dollar amount the holder receives in the exchange rate agent's discretion. A holder that requests payment in US dollars will bear all associated currency exchange costs, which will be deducted from the payment.

When the specified currency is not available. If we are obligated to make any payment in a Specified Currency other than US dollars, and the Specified Currency or any successor currency is not available to us or cannot be paid to you due to circumstances beyond our control—such as the imposition of exchange controls or a disruption in the currency markets—we will be entitled to satisfy our obligation to make the payment in that Specified Currency by making the payment in US dollars, on the basis of the exchange rate determined by the exchange rate agent described below, in its discretion.

The foregoing will apply to any Note, whether in global or non-global form, and to any payment, including a payment at the maturity date. Any payment made under the circumstances and in a manner described above will not result in a default under any Note or the Fiscal Agency Agreement.

Exchange rate agent. If we issue a Note in a Specified Currency other than US dollars, we will appoint a financial institution to act as the exchange rate agent and will name the institution initially appointed when the Note is originally issued in the applicable pricing supplement. We may select ourselves or one of our affiliates to perform this role. We may change the exchange rate agent from time to time after the issue date of the Note without your consent and without notifying you of the change.

All determinations made by the exchange rate agent will be in its sole discretion unless we state in this offering memorandum or the applicable pricing supplement that any determination requires our approval. In the absence of manifest error, those determinations will be conclusive for all purposes and binding on you and us, without any liability on the part of the exchange rate agent.

Paying agent

We may appoint one or more financial institutions to act as our paying agents, at whose designated offices Notes in non-global entry form may be surrendered for payment at their maturity. We call each of those financial institutions a "Paying Agent". We may add, replace or terminate Paying Agents from time to time; provided that at all times there will be a Paying Agent in the Borough of Manhattan, The City of New York. We may also choose to act as our own Paying Agent. Initially, we have appointed the Fiscal Agent, at its corporate trust office in New York City, as the Paying Agent. We must notify the Fiscal Agent of changes in the Paying Agents.

Unclaimed payments

Claims against us for payment in respect of the Notes remaining unclaimed will become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate payment date.

Notices

Notices to be given to holders of a Global Note will be given only to the Depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of Notes not in global form will be sent by mail to the respective addresses of the holders as they appear in the Fiscal Agent's records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder. Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive notices.

Our relationship with the fiscal agent

The Bank of New York Mellon is serving as the Fiscal Agent for the Notes issued under the Fiscal Agency Agreement.

Successor fiscal agent

The Fiscal Agency Agreement provides that the Fiscal Agent may be removed by us at any time or may resign upon 30 days prior written notice to us or any shorter period that we accept, effective upon the acceptance by a successor fiscal agent of its appointment. The Fiscal Agency Agreement provides that any successor fiscal agent must have an established place of business in the Borough of Manhattan, The City of New York. We must notify the holders of the Notes of the appointment of a successor Fiscal Agent.

Governing law

The Fiscal Agency Agreement and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without reference to the State of New York principles regarding conflicts of laws, except that all matters governing authorization and execution of the Notes and the Fiscal Agency Agreement by St.George and the subordination provisions of the Subordinated Notes will be governed by the laws of the State of New South Wales, Australia. We have appointed CT Corporation System located at 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in connection with any action brought in any US federal or state court in the Borough of Manhattan in The City of New York arising out of the sale of the Notes or enforcement of the terms of the Fiscal Agency Agreement.

Legal ownership and book-entry issuance

In this section entitled "Legal Ownership and Book-Entry Issuance", references to "we", "us", "our" and similar references are to St.George only and not to the St.George Group.

In this section, we describe special considerations that will apply to the Notes that will be issued in global—*i.e.*, book-entry—form. First we describe the difference between legal ownership and indirect ownership of Notes. Then we describe special provisions that apply to the Global Notes.

Who is the legal owner of a registered note?

Each Note in registered form will be represented either by a certificate issued in definitive form to you or by one or more global securities representing the entire issuance of Notes. We refer to those who have Notes registered in their own names, on the books that we or the Fiscal Agent or other agent maintain for this purpose, as the "holders" of those Notes. These persons are the legal holders of the Notes. We refer to those who, indirectly through others, own beneficial interests in Notes that are not registered in their own names as indirect owners of those Notes. As we discuss below, indirect owners are not legal holders, and investors in Notes issued in book-entry form or in street name will be indirect owners.

Book-entry owners

We will issue each Note in book-entry form only, unless otherwise specified in the applicable pricing supplement. This means the Notes will be represented by one or more Global Notes registered in the name of a financial institution that holds them as Depositary on behalf of other financial institutions that participate in the Depositary's book-entry system. These participating institutions, in turn, will hold beneficial interests in the Notes on behalf of themselves or their customers.

Under the fiscal agency agreement, only the person in whose name a Note is registered is recognized as the holder of that Note. Consequently, so long as the Notes remain in global form, we will recognize only the Depositary as the holder of the Notes and we will make all payments on the Notes, including deliveries of any property other than cash, to the Depositary. The Depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The Depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the Notes.

As a result, investors will not own Notes directly. Instead, they will own beneficial interests in a Global Note, through a bank, broker or other financial institution that participates in the Depositary's book-entry system or holds an interest through a participant. As long as the Notes remain in global form, investors will be indirect owners, and not holders, of the Notes.

Street name owners

In the future we may terminate a Global Note or issue Notes initially in non-global form. In these cases, investors may choose to hold their Notes in their own names or in street name. Notes held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those Notes through an account he or she maintains at that institution.

For Notes held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the Notes are registered as the holders of those Notes and we will make all payments on those Notes, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so; they are not obligated to do so under the terms of the Notes. Investors who hold Notes in street name will be indirect owners, not holders, of those Notes.

Legal holders

Our obligations, as well as the obligations of the Fiscal Agent under the Fiscal Agency Agreement and the obligations, if any, of any third parties employed by us or any other agent, run only to the holders of the Notes. We do not have obligations to investors who hold beneficial interests in Global Notes, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a Note or has no choice because we are issuing the Notes only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with Depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose—*e.g.*, to amend the Fiscal Agency Agreement or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the Fiscal Agency Agreement—we would seek the approval only from the holders, and not the indirect owners, of the relevant Notes. Whether and how the holders contact the indirect owners is up to the holders.

When we refer to "you" in this offering memorandum, we mean those who invest in the Notes being offered in this Offering Memorandum whether they are the holders or only indirect owners of those Notes. When we refer to "your Notes" in this offering memorandum, we mean the Notes in which you will hold a direct or indirect interest.

Special considerations for indirect owners

If you hold Notes through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

- how it handles securities payments and notices;
- whether it imposes fees or charges;
- whether and how you can instruct it to exercise any rights to purchase or sell Notes or to exchange or convert a Note for or into other property;
- how it would handle a request for the holders' consent, if ever required;
- whether and how you can instruct it to send you Notes registered in your own name so you can be a holder, if that is permitted in the future;
- how it would exercise rights under the Notes if there were a default or other event triggering the need for holders to act to protect their interests; and
- if the Notes are in book-entry form, how the Depositary's rules and procedures will affect these matters.

What is a global note?

A Global Note may represent one or any other number of individual Notes. Generally, all Notes represented by the same Global Note will have the same terms. A Global Note may not be transferred to or registered in the name of anyone other than the Depositary or its nominee, unless special termination situations arise. We describe those situations below under "—Holder's Option to obtain a Non-Global Note" and "—Special Situations when a Global Note will be Terminated". If termination occurs, we may issue the Notes through another book-entry clearing system or decide that the Notes may no longer be held through any book-entry clearing system. As a result of these arrangements, the Depositary, or its nominee, will be the sole registered owner and holder of all Notes represented by a Global Note, and investors will be permitted to own only indirect interests in a Global Note. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the Depositary or with another institution that does.

Special considerations for global notes

As an indirect owner, an investor's rights relating to a Global Note will be governed by the account rules of the Depositary and those of the investor's financial institution or other intermediary through which it holds its interest (*e.g.*, Euroclear or Clearstream, Luxembourg, if DTC is the Depositary) as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of Notes and instead deal only with the Depositary that holds the Global Note.

If the Notes are issued only in the form of a Global Note, an investor should be aware of the following:

- An investor cannot cause the Notes to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the Notes, except in the special situations we describe below;

- An investor will be an indirect holder and must look to his or her own bank or broker for payments on the Notes and protection of his or her legal rights relating to the Notes, as we describe above under "—Who Is the Legal Owner of a Registered Note?";

- An investor may not be able to sell interests in the Notes to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

- An investor may not be able to pledge his or her interest in a Global Note in circumstances where certificates representing the Notes must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

- The Depositary's policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor's interest in a Global Note, and those policies may change from time to time. We and the fiscal agent will have no responsibility for any aspect of the Depositary's policies, actions or records of ownership interests in a Global Note. We and the fiscal agent also do not supervise the Depositary in any way;

- The Depositary will require that those who purchase and sell interests in a Global Note within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

- Financial institutions that participate in the Depositary's book-entry system and through which an investor holds its interest in the Global Notes, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the securities, and those policies may change from time to time. For example, if you hold an interest in a global security through Euroclear or Clearstream, Luxembourg, when DTC is the Depositary, Euroclear or Clearstream, Luxembourg, as applicable, will require those who purchase and sell interests in that Note through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

Holder's option to obtain a non-global note

If we issue any Notes in book-entry form but we choose to give the beneficial owners of those Notes the right to obtain non-Global Notes, any beneficial owner entitled to obtain non-Global Notes may do so by following the applicable procedures of the Depositary, any transfer agent or registrar for that series and that owner's bank, broker or other financial institution through which that owner holds its beneficial interest in the Notes. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.

Special situations when a global note will be terminated

In addition, in a few special situations described below, a Global Note will be terminated and interests in it will be exchanged for certificates in non-global form representing the Notes it represented. After that exchange, the choice of whether to hold the Notes directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a Global Note transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under "—Who is the Legal Owner of a Registered Note?".

The special situations for termination of a Global Note are as follows:

- if the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary for that Global Note;

- if we notify the Fiscal Agent that we wish to terminate that Global Note; or

- an Event of Default has occurred with regard to these Notes that has not been cured or waived and a holder makes a written request for certificates in non-global form.

If a Global Note is terminated, only the Depositary, and not us or the fiscal agent, is responsible for deciding the names of the institutions in whose names the Notes represented by the Global Note will be registered and, therefore, who will be the holders of those Notes.

DTC

DTC has advised the Bank that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of transactions among its participants in those securities through electronic book-entry changes in accounts of DTC participants, thereby eliminating the need for physical movement of certificates.

DTC participants include certain securities brokers and dealers, banks, trust companies and clearing corporations and may in the future include certain other organizations ("DTC participants"). Indirect access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly ("indirect DTC participant").

Transfers of ownership or other interests in Notes in DTC may be made only through DTC participants. Indirect DTC participants are required to effect transfers through a DTC participant. DTC has no knowledge of the actual beneficial owners of the Notes. DTC's records reflect only the identity of the DTC participants to whose accounts the Notes are credited, which may not be the beneficial owners. DTC participants will remain responsible for keeping account of their holdings on behalf of their customers and for forwarding all notices concerning the Notes to their customers.

So long as DTC, or its nominee, is a registered owner of the Global Notes, payments of principal and interest on the Notes will be made in immediately available funds in accordance with their respective holdings shown on DTC's records, unless DTC has reason to believe that it will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the DTC participants and not of DTC, the Fiscal Agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Bank or the Fiscal Agent. Disbursement of payments to DTC participants will be DTC's responsibility, and disbursement of payments to the beneficial owners will be the responsibility of DTC participants and indirect DTC participants.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants, and because owners of beneficial interests in the Notes holding through DTC will hold interests in the Notes through DTC participants or indirect DTC participants, the ability of the owners of beneficial interests to pledge the Notes to persons or entities that do not participate in DTC, or otherwise take actions with respect to the Notes, may be limited.

Ownership of interests in the Notes held by DTC will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, the DTC participants and the indirect DTC participants. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Notes held by DTC is limited to that extent.

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of DTC participants and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets

Clearing Corporation (also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc. Access to the depository system is also available to others such as both US and non-US securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. The rules applicable to DTC's participants are on file with the Commission. More information about DTC can be found at its Internet Web site at http://www.dtcc.com.

Clearstream, Luxembourg

Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream, Luxembourg participants") and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg participants through electronic book-entry changes in accounts of Clearstream, Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream, Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg also interfaces with domestic securities markets in several countries. Clearstream, Luxembourg is registered as a bank in Luxembourg, and as such is subject to regulation by the *Commission de Surveillance du Secteur Financier*, and the *Banque Centrale du Luxembourg* which supervise and oversee the activities of Luxembourg banks. Clearstream, Luxembourg participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, and may include the agents. Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant. Clearstream, Luxembourg has established an electronic bridge with Euroclear as the operator of the Euroclear system (the "Euroclear Operator") in Brussels to facilitate settlement of trades between Clearstream, Luxembourg and the Euroclear Operator.

Distributions with respect to Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures, to the extent received by the depositary for Clearstream, Luxembourg.

Euroclear

Euroclear holds securities and book-entry interests in securities for participating organizations ("Euroclear participants") and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries. Euroclear provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations, and may include the agents. Non-participants in Euroclear may hold and transfer beneficial interests in a Global Note through accounts with a participant in the Euroclear system or any other securities intermediary that holds a book-entry interest in a Global Note through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record or relationship with persons holding through Euroclear participants.

Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the depositary for Euroclear.

Management

Board of directors

Our business is overseen by a nine-member Board of Directors. Directors, other than the Managing Director (who is the only executive director), are elected on a rotating basis. At each annual general meeting of the bank's shareholders, one third of the Directors, but not the Managing Director, retire and are eligible for re-election.

Mr. Paul Anthony Fegan was appointed as Managing Director by the Board in February 2008.

The members of the Board of Directors are as follows:

Name	Age	Position
John Simon Curtis	58	Chairman
Paul Anthony Fegan	47	Managing Director
Terry James Davis	50	Non-Executive Director
Richard Anthony Fountayne England	57	Non-Executive Director
Paul Dean Ramsbottom Isherwood	69	Non-Executive Director
Peter John Oswin Hawkins	54	Non-Executive Director
Roderic (Rick) Holliday-Smith	58	Non-Executive Director
Linda Bardo Nicholls	60	Non-Executive Director
Graham John Reaney	65	Non-Executive Director

John Simon Curtis was appointed to the Board in October 1997 and was appointed Chairman in April 2008. Since 1987, he has been a professional company director and is currently the Chairman of Allianz Australia Limited, the Chairman of Merrill Lynch Australia Advisory Board and a member of the Merrill Lynch Global Advisory Council and Asia Advisory Board. He is also the Chairman of the UTS Business School Executive Council. Prior to 1987, Mr. Curtis was responsible as Chief Executive for the operations of Wormald International Limited at various times in Australia, Europe and the Americas. Mr. Curtis was also a Director of Perpetual Trustees Australia Limited from 1995 to 2004.

Paul Anthony Fegan was appointed as our Chief Executive Officer on November 13, 2007 and as Managing Director in February 2008. Mr. Fegan joined St.George in June 2002 as Group Executive Wealth Management and assumed responsibility for Wealth Management & Retail Financial Services in November 2004. Following a restructure in April 2007, he was appointed head of the newly formed Retail Bank & Wealth Management division. Formerly, Mr. Fegan was based in the UK as Chief Operating Officer of Yorkshire Bank, he also held director positions in both Yorkshire Bank and Clydesdale Bank and a series of senior appointments in Australia, the US, Hong Kong, the UK and Ireland. He is a director of our fund administration subsidiary, Asgard Wealth Solutions Limited.

Terry James Davis is currently the Chief Executive and Managing Director of Coca-Cola Amatil Limited. He was appointed to this role in 2001 and prior to this was with the Foster's Brewing Group in various positions, including Managing Director of Beringer Blass Wine Estates, the wine division of Foster's. Between 1987 and 1997, he was with the Cellarmaster Wines Group as Managing Director. He joined the St.George Board in December 2004. He is currently a member of the University of New South Wales Council. Mr. Davis is Chairman of the bank's Board Nomination and Remuneration Committee.

Richard Anthony Fountayne England is a professional company Director and chartered accountant. He joined the St.George Board in September 2004. Mr. England is currently Chairman of Ruralco Holdings Limited, KH Foods Limited and Chandler Macleod Limited and is a Director of Choiseul Investments Limited and Healthscope Limited. He has over 30 years experience in insolvency and management advisory work and is a former partner of Ernst & Young. Mr. England was also Chairman of GroPep Limited from 1998 to 2006, a Director of Peter Lehmann Wines Limited from 1998 to 2003, ABB Grain Limited from 2003 to 2004 and ITL Limited from 2003 to 2007. Mr. England is a member of our Board Audit, Due Diligence and Risk Management Committees.

Paul Dean Ramsbottom Isherwood was appointed to the Board of Directors in October 1997. He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants, his career with that firm spanning a period of 38 years. He is Chairman of Globe International Limited and is a director of Australand Holdings Limited Group. He was a director of Stadium Australia Management Limited from March 1996 to May 2007 and was its Chairman from May 1997 to May 2007. Mr. Isherwood is Chairman of our Board Audit and Due Diligence Committees. He is also chairman of St.George Life Limited and St.George Insurance Australia Pty Limited.

Peter John Oswin Hawkins was appointed to the Board in April 2007. His career in the banking and financial services industry spans over 35 years in Australia and overseas at both the highest levels of management and directorship of major organizations. He is currently a Director of Visa Inc., Mirvac Limited Group, Liberty Financial Pty. Limited, Treasury Corporation of Victoria and The Camberwell Grammar School. He held various senior management and directorship positions with Australia and New Zealand Banking Group Limited from 1971—2005 and was also a Director of BHP (NZ) Steel Limited from 1990—1991, ING Australia Limited from 2002—2005 and Esanda Finance Corporation from 2002—2005. Mr. Hawkins is a member of our Board Audit, Due Diligence, Nomination and Remuneration and Risk Management Committees.

Roderic (Rick) Holliday-Smith was appointed to the Board in February 2007. His career in the banking and financial services industry spans over 35 years in Australia and overseas at both the highest levels of management and directorship of major organizations. He is currently the Chairman of Snowy Hydro Limited and is also a Director of ASX Limited, Cochlear Limited and Servcorp Limited. Mr. Holliday-Smith was a Director of Wardley Australia Limited (a subsidiary of The Hong Kong and Shanghai Banking Corporation) and Intermarine Australia Limited from 1973 to 1981, Managing Director of Hong Kong Bank Limited (London) from 1982 to 1986, Chief Executive Officer of Chicago Research and Trading Group Limited (CRT) (Chicago) from 1987 to 1993 and President and CEO of Nationsbank-CRT (Chicago) from 1993 to 1997. He was Chairman of SFE Corporation Limited from 1999 to 2006 and Exco Resources N.L. from 1998 to 2005. He was also a Director of DCA Group Limited from 2004 to 2006 and MIA Group Limited from 1999 to 2004. He is a member of our Board Risk Management Committee.

Linda Bardo Nicholls was appointed to the Board in August 2002. She is Deputy Chairman of Healthscope Limited, a Director of Sigma Pharmaceutical Group and Insurance Manufacturers of Australia and a member of the Merrill Lynch Australia Advisory Board. Mrs. Nicholls was a Director of Australian Postal Corporation from 1989 to 2006 and was its Chairman from 1997 to 2006. She was a Director of Perpetual Trustees Australia Limited from 1996 to 2005. Mrs. Nicholls has over 25 years experience as a senior executive and company director in banking, insurance and funds management in Australia, New Zealand and the United States. She is Chairman of our

Board Risk Management Committee and is a Director of our funds administration subsidiary, Asgard Wealth Solutions Limited.

Graham John Reaney was appointed to the Board in November 1996. Mr. Reaney's business experience spans 30 years, during which time he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited. Other former positions included Managing Director of Industrial Equity Limited, where Mr. Reaney had responsibility for managing a range of businesses in the food and beverage and resource and service sectors. He is Chairman of PMP Limited and a Director of AGL Energy Limited. Mr. Reaney is a member of our Board Risk Management Committee, Nomination and Remuneration Committee and the BankSA Advisory Board.

Executive officers

Our executive officers are as follows:

Name	Position	Employment commencement date
Current Group Executive Members		
Paul Fegan	Chief Executive Officer and Managing Director	July 22, 2002
Greg Bartlett	Group Executive—Institutional and Business Banking	March 8, 1982
Michael Cameron	Chief Financial Officer	July 16, 2007
Rob Chapman	Managing Director BankSA	July 1, 2002
Geoff Lloyd	Group Executive Wealth Management & CEO, Asgard Wealth Solutions	February 2, 2004
Les Matheson	Group Executive—Retail Bank	June 2, 2008
Paul Newham	Group Executive—Group Technology & Operations	July 24, 2006
Greg Targett	Chief Risk Officer, Finance & Risk	May 5, 2003
Brett Wright	Group Executive—Human Resources	July 3, 2000

Greg Bartlett was appointed Group Executive Institutional and Business Banking in 1999 after roles as Group Treasurer and Chief General Manager, Group Treasury and Capital Markets. He has been a member of St.George's Executive Management Committee for 17 years and has more than three decades of experience in the financial services industry.

Michael Cameron joined the St.George Group in July 2007 as Chief Financial Officer and Group Executive for Finance, Risk and Strategy. Prior to this Mr. Cameron was with the Commonwealth Bank of Australia. He has extensive experience in the finance sector, having previously been the Chief Operating Officer and Chief Financial Officer of the Wealth Management Division (including MLC) of the National Australia Bank, and Chief Financial Officer of MLC when part of Lend Lease. Prior to this he held a number of senior finance roles in Australia and the US with Lend Lease, Barclays Bank Australia and TNT Australia.

Rob Chapman became Managing Director of BankSA in July 2002 after an extensive career in the financial services industry. Most recently he was the Regional General Manager of the Commonwealth Bank of Australia's operations in South Australia, Northern Territory and Western Australia. Earlier he filled a number of senior roles with Colonial State Bank and Prudential Corporation Australia. Mr. Chapman is the President of Business SA, South Australia's formal Business Association. He received the 2005 SA Great Award for Business.

Geoff Lloyd joined the St.George Group in 2004 as the Chief Executive Officer of Asgard Wealth Solutions and recently was also appointed General Manager of Wealth Management. Mr. Lloyd was previously at BT Financial Group where he held the position of Head of Customer and Business Services and several other senior appointments including Chief Legal Counsel. Prior to this he was Senior Legal Officer for the Office of the Chairman of the ASIC.

Les Matheson joined St.George as Group Executive for the Retail Bank in June 2008. Mr. Matheson has had an extensive career in the financial services industry including his previous role as Citibank's Group Country Manager (Division Executive), where his responsibilities included Chief Executive Officer of Australia and the Pacific Region for Citigroup Consumer Businesses. Mr. Matheson was a member of Citigroup's Global Management Committee as well as the Global Consumer Planning Group. Mr. Matheson was Deputy Chairman of the Australian Bankers Association from 2003-2005. He has worked in the United Kingdom, Switzerland, Belgium, Argentina, Taiwan, Singapore and Japan, as well as Australia.

Paul Newham was appointed Group Executive of the Group Technology & Operations (GTO) division in May 2008, after nearly two years managing the Group's Operations area. Mr. Newham has extensive experience in the banking sector, having previously been the Head of Strategic Initiatives at National Australia Bank, and prior to this, the Director of Operations and Technology for Citibank Australia.

Greg Targett joined St.George in May 2003 from National Australia Bank where he held the position of General Manager, Wholesale & Business Credit. Previous roles in his 22 year career with NAB included, Managing Director, National Australia Investment Capital Ltd, Head of Planning & Strategy, Australian Bank, and a number of senior roles in Retail Banking, Corporate Banking, and Credit Risk around Australia and overseas

Brett Wright joined the St.George Group in July 2000. He has a PhD in organizational behavior and an extensive background in human resource management derived from working in a range of line management, academic and consulting roles. He is responsible for all aspects of the people strategy covering our more than 8,500 employees.

Corporate governance

We strive to observe and maintain high standards of corporate governance in our operations. Our approach to corporate governance complies with APRA's governance and fit and proper prudential standards. The following statement is a summary of our main corporate governance practices and policies.

Board of directors

The Board of Directors is responsible for our overall performance and governance. The functions, responsibilities, composition and procedures of the Board are set out in the Board Charter. Under the Board Charter, the Board's responsibilities include:

- overseeing the performance and activities of the bank through agreed goals and strategy;
- assessing performance against Board approved budgets, targets and strategies;
- overseeing the management of the bank's business;

- overseeing appropriate controls, systems and procedures within the bank to manage the risks of its businesses and compliance with all regulatory and prudential requirements including, without limitation, occupational health and environmental issues;
- reviewing matters of general corporate governance;
- appointing and removing the Managing Director;
- ratifying the appointment and, where appropriate, the removal of the company secretary;
- monitoring senior management's performance and implementation of the Board approved strategies, and ensuring appropriate succession planning is in place;
- approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures;
- approving and monitoring material financial and other reporting; and
- setting delegated spending limits.

Board composition and skills

There are currently eight non-executive Directors on the Board and our Managing Director. Our Constitution provides that there must be a minimum of five and a maximum of ten directors and the Board Charter provides that the Board will only appoint one executive director to the Board, that being the Managing Director.

It is our policy that the Chairman of the Board must be an independent Director and is not the Managing Director. The Board comprises a majority of independent Directors.

Each Director is assessed regarding their independence in light of interests disclosed by them and on the basis of criteria defined in the Board Charter. Directors are required to provide the Board with all relevant information to assess their independence.

For the purposes of determining a Director's independence, the Board applies criteria that are based on those suggested by the Australian Securities Exchange Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (the "ASX Best Practice Recommendations"). A Director will be considered to be independent if that Director:

- is a non-executive Director (i.e., is not a member of management);
- has not been a substantial shareholder of the bank or an officer of, or otherwise associated directly with, a substantial shareholder of the Bank;
- within the last three years has not been employed in an executive capacity by the bank or another group member, or been a Director after ceasing to hold any such employment;
- within the last three years has not been a principal of a material professional adviser or a material consultant to the bank or another group member, or an employee materially associated with the service provided;
- has not been a material supplier or customer of the bank or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

- has no material contractual relationship with the bank or another group member other than as a Director of the bank;
- has not served on the board for a period which could, or could reasonably be perceived to, interfere materially with the Director's ability to act in the best interests of the bank; and
- has been free from any interest and any other business relationship which could, or could reasonably be perceived to, interfere materially with the director's ability to act in the best interests of the bank.

The Board has this year assessed each of the Directors in office at the date of the annual report against the above criteria and considers that all of the non-executive Directors are independent.

Directors are required to have a broad range of commercial expertise and experience, particularly in a field which is complementary to the bank's activities and strategy, or to have appropriate professional qualifications, to provide value to the Board's deliberations. Board members must have proven ability and capacity to make a meaningful contribution to Board strategy and policy and participate in the overseeing of the proper functioning of management. All of the current members of the Board have the skills, experience and expertise relevant to their position.

Performance review

Each year the Board reviews the performance of the Board, the Board committees, the bank, its senior executives, the relationship between the Board and management and matters of general corporate governance.

In addition, the Chairman of the Board conducts an annual questionnaire and interview with each non-executive Director as part of the review of the performance and contribution to the Board of each non-executive Director. The last review of the Board was conducted in September 2007.

The annual questionnaire includes questions regarding the Board's effectiveness, its strategic planning, its target and performance measures, corporate governance compliance, the level of openness and transparency between it and management, the appropriateness of its current composition, the appropriateness of the levels of skills of the current Board, the level of encouragement for diversity of views and the extent to which any such diverse views are addressed constructively. Questions regarding the performance of the Chairman are also included in the questionnaire.

In completing the questionnaire and attending the interviews, the non-executive Directors are able to make comments or raise issues relating to the Board or its performance or a Board Committee's performance.

The results of the questionnaire and interviews are presented to the Board annually by the Chairman. In addition, the Board as a whole reviews the performance of the Managing Director at least annually and the Chairman of the Nomination and Remuneration Committee facilitates an evaluation by all Directors of the performance of the Chairman of the Board.

The Nomination and Remuneration Committee Chairman determines the performance criteria to be considered in these reviews. The Charter of the Nomination and Remuneration Committee

authorizes it to receive reports from external sources on board composition, procedures and performance criteria.

Directors' retirement and re-election

One third of the Directors (excluding the Managing Director) must retire each year at the Annual General Meeting, but may stand for re-election.

Our policy is that no Director can be appointed to the Board if he or she is aged 65 years or over, and a Director must retire at the conclusion of the Annual General Meeting following that Director turning 72 years. The Board's policy (except in special circumstances, where the Board considers it important to retain valuable skills or knowledge) is that no Director should be appointed to fill a casual vacancy if he or she would be over 60 years when appointed.

Remuneration of directors and senior executive officers

The Nomination and Remuneration Committee considers and makes recommendations to the Board regarding the composition and remuneration of the Board and on any proposed Board performance criteria. Details of the remuneration paid to the Directors (executive and non-executive) and specified senior executives are set out in the remuneration report contained in the Directors' Report on pages 24 to 40 of the 2007 Annual Report.

The process for evaluating the performance of senior executives and details of the occurrence of the performance evaluation are contained in the Directors' Report on pages 24 to 40 of the 2007 Annual Report.

In accordance with section 250R of the Australian Corporations Act, the agenda for the 2007 Annual General Meeting of the bank will include a resolution for the adoption of the remuneration report. The vote on the resolution is advisory only and does not bind the Directors or the bank.

Retirement benefits

The Board of Directors terminated its retirement benefits scheme for non-executive Directors, effective from September 30, 2003, following the approval of shareholders at the 2003 Annual General Meeting. Non-executive Directors appointed after September 30, 2003 are not entitled to retirement benefits. Payment of retirement benefits for Directors in office at September 30, 2003 will not exceed the amount accrued in respect of that Director as at September 30, 2003.

Independent professional advice

To assist in the performance of their duties, Directors may, in consultation with the Chairman and at the expense of the bank, seek independent advice on any matter before the Board, with such advice being made available to all Directors.

Market disclosure policy

We are committed to a best practice disclosure policy, with properly detailed and timely disclosure to the market of relevant information about St.George. Our policy recognizes that keeping the investor community fully informed and resisting pressure to give preferential access

to analysts, institutions or others enhances corporate credibility and investor confidence, with a positive influence on share price.

This commitment is reflected in the Company Disclosure Policy and Communications Strategy, a copy of which is available on our website. These written policies have been designed to ensure compliance with ASX Listing Rule disclosure requirements and the ASX Best Practice Recommendations.

The policy provides that all material information is to be immediately notified to the investor community through the ASX, without preferential access to any individual or group. To ensure best practice in disclosure, all new information in the first instance will be released to the ASX. The General Counsel and Secretary of the bank is primarily responsible for communicating with the ASX and for ensuring all information is clear, objective and factual and that no material information is omitted. The policy also sets out guidelines relating to the announcement of future earnings or financial performance, meetings with investors and analysts, shareholder enquiries and inadvertent disclosure of information.

Procedures are in place to ensure that all information which could potentially require disclosure is reported promptly to the Managing Director through relevant senior executives for assessment by the Managing Director with the Chief Financial Officer and General Counsel and Secretary. Compliance with the disclosure policy is monitored on a quarterly basis by the Board Audit Committee and the policy is reviewed annually by that Committee.

We endeavor to improve access to information by investors by using, where reasonable, current technology to ensure the widest possible dissemination of information in a timely manner. All ASX announcements are posted to the St.George website and the bank's announcement of its yearly and half yearly financial results and shareholders meetings are webcast.

All media enquiries relating to issues material to St.George are coordinated by the Group Executive, Strategy, in consultation, if appropriate, with the Chief Financial Officer, with only certain nominated senior staff authorized to make media comments.

Committees of the board

The Board has established four Committees to assist in the execution of its responsibilities. These are the Audit Committee, the Nomination and Remuneration Committee, the Due Diligence Committee and the Risk Management Committee.

Each of these Committees operates under Board approved Charters, which are reviewed regularly by the Board. The Charters deal with the purpose, membership, responsibilities and authorities of each Committee, together with the quorum and frequency of meetings. Copies of these charters are available on the St.George website. Additional committees may be formed from time to time to deal with specific matters.

Minutes of Committee meetings and Committee recommendations are provided to the Board.

Audit committee

Role

In discharging its audit role, the Committee receives and considers reports and recommendations from the bank's management and makes recommendations to the Board in

respect of the bank's financial reporting, APRA reporting, systems for internal control and both internal and external audit processes.

In addition, the Audit Committee reviews major disclosure documentation prior to its issue to the market, such as financial results disclosure and other significant disclosures made to the market.

Composition

The Audit Committee has a membership of at least three non-executive Directors, the majority of whom are independent. The Audit Committee Chairman is independent and is not the Chairman of the Board.

The current members are Richard England, Peter Hawkins and Paul Isherwood (who is the Chairman).

At the end of each reporting period, the Audit Committee reviews the bank's half-yearly and yearly financial statements prior to submission to the Board.

The internal and external auditors have a direct line of communication to the Chairman of the Audit Committee with the external auditor also having a direct line of communication to the Board's Chairman. The external auditor is invited to attend Audit Committee meetings each quarter and addresses the Audit Committee in the absence of members of management. In addition, the external auditor is invited by the Audit Committee to attend the annual general meeting of the bank and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Selection criteria, appointment and rotation of external auditor

The Board is responsible for appointing the external auditor, subject to confirmation by the shareholders at an annual general meeting.

The Audit Committee is responsible for making recommendations to the Board regarding the nomination of external auditors to the bank and reviewing the adequacy of existing external audit arrangements.

Below is a summary of the selection criteria of the external auditor. The summary of criteria is based on the bank's "Fit and Proper Policy" for appointing responsible persons as required under the prudential standards set by APRA. Depending on the circumstances, details of the criteria may change from time to time.

The assessment of a candidate for external auditor takes into account a number of key criteria, including: (i) the adequacy of the candidate's experience and resources; (ii) whether the candidate is recognized locally and internationally and well respected; (iii) the nature of the candidate's audit approach and methodology; (iv) the level of the candidate's compliance with its obligations to the bank as set out in the Audit Committee Charter and the "The Provision of Audit and Other (Non-Audit) Services by the External Auditor Policy" (the External Auditor Policy); and (v) the overall terms of the engagement letter.

KPMG was appointed the external auditor at the Annual General Meeting in December 1998 and continues in this role. The responsible audit partner must be rotated at least every five years and cannot work on the audit for a period of two years following a rotation. It was on

this basis that the bank's current responsible audit partner, Mr. Paul Reid succeeded Mr. John Teer in 2005/2006. Details of the total fees paid to our auditor, KPMG, for fiscal 2007 are set out in Note 36 to our 2007 Annual Report.

External auditor independence

The External Auditor Policy allows for the provision of non-audit related services by the auditor. However, the prior approval of the Chairman of the Audit Committee is required where non-audit services are to be provided by the auditor for which the proposed fee exceeds a specified level. The fees payable to our auditor, KPMG, for fiscal 2007 for non-audit services are set out in Note 36 to our 2007 Annual Report. The auditor cannot be engaged to provide non-audit services that may materially conflict with its obligations and responsibilities as the bank's auditor. In addition, the policy prohibits audit firm partners and professional staff (and their families) from directly investing in the bank's shares, borrowing from the bank or being a Director or holding an executive position in the bank which is of significance to the audit.

It is one of the functions of the Audit Committee to assess the performance and independence of the external auditor and whether the independence of this function is maintained having regard to the provision of non-audit related services.

The External Auditor Policy was reviewed in August 2007 to reflect the requirements of the Australian Corporations Act and certain requirements that are imposed by overseas regulatory regimes that may be applicable to our operations. For example, certain subsidiaries of the bank are subject to various SEC rules governing auditor independence as a result of the need to comply with SEC Regulation AB filing requirements.

A copy of the External Auditor Policy is available on the St.George website. It must be read in conjunction with the Audit Committee Charter and the bank's overriding terms and conditions applicable to engagements undertaken by its external auditor.

Nomination and remuneration committee

Role

The Nomination and Remuneration Committee meets as required to consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and, where required, the suitability of nominations for the position of Director.

Recommendations are also made by the Nomination and Remuneration Committee to the Board regarding recruitment, retention and termination policies and procedures for senior executives.

This consideration will involve an assessment (with the assistance of external advice, if appropriate) of the qualifications, skills, experience and value, which the person may bring to the Board and his or her ability to make a contribution to the Board's strategy, policy and effectiveness.

The Nomination and Remuneration Committee also reviews and makes recommendations to the Board on the various compensation, incentive and reward programs including the remuneration for the Managing Director and senior executives.

In addition, the Nomination and Remuneration Committee makes determinations as required of it under the rules of the employee share/option plans. The Managing Director does not attend parts of meetings which relate to the assessment of the Managing Director's remuneration.

Composition

The Nomination and Remuneration Committee has a minimum of three members, the majority being independent Directors and is chaired by the Chairman of the Board, or an independent Director.

The current members of the Nomination and Remuneration Committee are Terry Davis (who is the Chairman), Peter Hawkins and Graham Reaney.

Remuneration policies

The bank's remuneration policies are set out in the remuneration report beginning on page 18 of our 2007 Annual Report.

Due Diligence committee

Role

The Due Diligence Committee meets for the purposes of reviewing the planning memorandum and/or other procedures proposed by management for determining the content of disclosure documents to be issued in connection with capital raising or other major transactions proposed to be undertaken by us. It oversees the due diligence and verification conducted in relation to such disclosure documents and recommends to the Board whether such disclosure documents can be issued and monitors compliance with the regulatory regime applicable to such documents.

Composition

The Due Diligence Committee comprises the members of the Audit Committee; membership is three non-executive Directors. The Chairman of the Due Diligence Committee is the Director who holds the position of the Chairman of the Audit Committee. Paul Isherwood is Chairman.

Risk management committee

Role

The Risk Management Committee oversees and monitors policies and procedures in relation to credit, liquidity, market, balance sheet and operational risks. In the area of credit risk, the Risk Management Committee reviews and approves loan applications and credit limits within levels delegated by the Board. In addition, it oversees and monitors credit practices and reporting procedures to ensure adherence to policy. It also reviews credit portfolios and provisioning for bad and doubtful debts and the risk management policies and procedures for market, funding and liquidity risks as well as the strategies and positions taken to manage interest rate risk and the bank's balance sheet. It oversees and monitors compliance with regulatory capital requirements, the compliance systems in place by which management discharges its legal obligations in respect of the business and the compliance systems and procedures by which appropriate disclosure can be made to the Board of the risks just described.

Management has reported to the Risk Management Committee and through it to the Board, on the effectiveness of the bank's management of its material business risk and further details for fiscal 2007 are contained in pages 15 and 16 of our 2007 Annual Report.

Composition

The Risk Management Committee has a membership of at least five non-executive Directors.

The current members are Linda Nicholls (who is the Chairman), Richard England, Peter Hawkins, Roderic Holliday-Smith and Graham Reaney.

Committees

	Board	Audit	Nomination & remuneration	Due diligence[1]	Risk management[2]
Total Number of meetings held	22	7	6	8	14
GP Kelly[3]	12/13	N/A	N/A	N/A	N/A
JS Curtis	20	6	5	6	N/A
TJ Davis	22	N/A	6	N/A	N/A
RAF England	22	7	N/A	8	14
PJO Hawkins[4][5]	15/15	N/A	2/2	N/A	N/A
R Holliday-Smith[6][7]	16/17	N/A	N/A	N/A	8/11
PDR Isherwood AO	21	7	N/A	7	N/A
LB Nicholls AO	22	N/A	N/A	N/A	14
GJ Reaney	21	N/A	6	N/A	12
JM Thame[8]	22	N/A	N/A	N/A	13
PA Fegan[9]	3/3	N/A	N/A	N/A	N/A

(1) During the relevant period, this Committee considered three (3) matters via circulated resolution.

(2) There have been numerous individual proposals circulated to the Risk Management Committee for approval between meetings, which have required consideration of up to two days per month in time for Directors on that Committee.

(3) Mrs. Kelly resigned as a Director on August 24, 2007.

(4) Mr. Hawkins was appointed as a Director on April 24, 2007.

(5) Mr. Hawkins was appointed as a member of the Nomination and Remuneration Committee on August 16, 2007.

(6) Mr. Holliday-Smith was appointed as a Director on February 27, 2007.

(7) Mr. Holliday-Smith was appointed as a member of the Risk management Committee on February 27, 2007.

(8) Mr. Thame retired on July 1, 2008.

(9) Mr. Fegan was appointed as a Director on February 7, 2008.

During fiscal 2007, Mr. Isherwood attended two (2) board meetings of St.George New Zealand Limited and he resigned from that board on December 21, 2006. Mr. Reaney attended five (5) meetings of the BankSA Advisory Board. Mr. Curtis attended six (6) board meetings of the bank's wealth management subsidiary, Asgard Wealth Solutions Limited, and Mr. Thame attended six (6) board meetings of the bank's life insurance subsidiary, St George Life Limited.

Company Secretary

The Company Secretary, Michael Bowan, was admitted as a New South Wales solicitor in December 1989 and was appointed to his current role as General Counsel and Secretary of St.George Bank on October 1, 2000.

Identifying and managing significant business risk

Operational and financial performance is monitored by a reporting structure which includes the Board and its Committees. The Board also monitors appropriate risk management strategies developed to mitigate the identified risks of the business. Our policies and systems for dealing with risks such as market, credit, balance sheet, and liquidity and its social corporate responsibility are outlined in the "Business—Risk Management".

Compliance, ethics and integrity

The Board has a Code of Ethics, which sets out the expectations for Directors and staff in their business affairs and in dealings with customers. Among other things, the Code of Ethics requires high standards of personal integrity and honesty in all dealings, a respect for the privacy of customers, avoidance of any conflicts of interest and observance of the law. Particularly, staff members should maintain required records with integrity, reflecting transactions in an accurate and timely manner.

The Code of Ethics also encourages staff to report in good faith suspected unlawful/unethical behavior in others, and provides an avenue of communication through the General Counsel & Secretary for staff to report suspected offences.

In addition, we have a Whistleblower Policy, which sets out the procedure for dealing with reports of suspected improper conduct within the company, and the protection of the individuals making those reports. All staff have a responsibility and are encouraged to report any known or suspected incidences of improper conduct by making a protected disclosure in accordance with the Whistleblower Policy. It is the responsibility of all personnel to ensure the welfare of the whistleblower, by refraining from any activity that is or could be perceived to be victimization or harassment of the whistleblower.

In compliance with Section 195 of the Australian Corporations Act, any Director who has a material personal interest in a matter that is being considered at a Directors' meeting must not be present while that matter is being considered and must not vote on the matter. Furthermore, any Director who has a conflict of interest regarding any matter being considered by the Directors will not receive a copy of the paper dealing with the matter.

Trading policy

The Board has established guidelines incorporating governance policies, which deal with, among other matters, disclosure of interests by Directors and limitations on dealing in the bank's financial products by Directors and senior officers. A copy of the Trading Policy is available on the St.George website.

Directors and employees are encouraged to be long-term holders of the bank's financial products. Directors, senior management and those members of staff with access to market sensitive information, however, are only permitted to deal in the bank's financial products in certain window periods (and then only if they are not in possession of unpublished price-sensitive information), namely within six weeks following the announcement of the bank's interim and final results and within four weeks following the bank's Annual General Meeting or the issuance of a prospectus.

Any Director or employee wishing to buy or sell the bank's financial products or exercise options over the bank's financial products must advise the Chairman (in the case of Directors) or the bank's Secretary (in the case of an employee) of their intention to do so before buying or selling the financial products or exercising options. Any employee who is a member of the Executive Management team or its equivalent must obtain the Managing Director's consent before entering into any financial products which operate to limit the economic risk of a holding in the bank's securities.

Directors and employees must not buy or sell the financial products or exercise their options until approval has been given by the Chairman, the Secretary or the Managing Director (as the case may be).

We are also obliged to advise the ASX of Directors' dealings in our financial products. For the purposes of this Policy, "financial products" includes the bank's shares and debt securities, financial products issued or created over its securities by third parties, and associated products which operate to limit the economic risk of a holding in the bank's securities.

Directors are required to have shareholdings in the bank. Under the Constitution, a Director's required shareholding is no less than 500 shares.

Further information

As part of our commitment to achieving best practice in corporate governance, we regularly review, and where appropriate update, corporate governance policies. We have a Corporate Governance section on our website at where there is information on corporate governance arrangements, including copies of the relevant policies and the Board and Committee Charters.

Executive compensation

The following table sets forth the remuneration of our Chief Executive Officer and Managing Director and the five next-highest paid members of the Executive Committee during fiscal 2007.

Name (In thousands)	Position	Fixed[1]	At risk[2]	Total
Paul Fegan	Group Executive—Retail Bank and Wealth Management and appointed Chief Executive Office and Managing Director as of February 2008	$830	$1,572	$2,402
Greg Bartlett	Group Executive—Institutional and Business Banking	756	1,216	1,972
Peter Clare	Group Executive—Information Technology & Operations—resigned as of December 31, 2007	733	890	1,623
Rob Chapman	Managing Director—BankSA	595	842	1,437
Brett Wright	Group Executive—Human Resources	627	700	1,327
Michael Cameron	Chief Financial Officer	266	282	548

(1) Fixed remuneration comprises cash salary, available package options grossed-up by related fringe benefits tax where applicable and compulsory superannuation based on the prevailing compulsory contribution rate.

(2) At risk remuneration relates to short-term incentive payments for performance in fiscal 2007 together with the amortized cost over the vesting period of the fair value at grant date of awards and options. The amount of short-term incentive payable depends on corporate, divisional and individual performance assessed against a balance of financial and non-financial measures.

Ownership of ordinary shares

Our directors and executive officers as a group own less than 1% of our ordinary shares.

Share and option plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the bank held on February 3, 1998. A Non-Executive Directors' Share Purchase Plan was approved by shareholders at the Annual General Meeting held on December 17, 1999.

Employee reward share plan

The Employee Reward Share Plan provides eligible employees with up to $1,000 value in ordinary shares per annum at no cost. Allocations under the Plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff.

During fiscal 2007, we awarded a total of 219,878 shares to 7,582 eligible employees under the Employee Reward Share Plan.

Employee share purchase plan

All permanent employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Employee Share Purchase Plan.

Participants are given the opportunity during the year to nominate an amount of their pre-tax remuneration to purchase fully paid ordinary shares in the bank. Shares are acquired on market. Brokerage fees are subsidized by the bank. Participants may elect to acquire shares under the Purchase Plan as unrestricted, restricted for 4 years or restricted for 10 years. Where the shares are restricted, they may not be sold or transferred until the period of restriction has ended or at the time the participant ceases employment with the bank. Shares purchased under this Plan are expensed in the bank's income statement.

During fiscal 2007, 113,969 shares were allocated under the Employee Share Purchase Plan.

Executive performance share plan

We make long-term incentive awards under the Employee Performance Share Plan to the Managing Director and selected executives. Long term incentive awards consist of rights over unissued ordinary shares that vest in full, subject to tenure, if we achieve a predetermined level of earnings per share before goodwill and significant items. If this measure is not met the awards may still vest if our Total Shareholder Return, compared to that of a comparator group of companies, exceeds or meets certain targets. Where applicable, below a Total Shareholder Return floor no awards vest and between the floor and the target awards vest proportionately. Deferred short-term incentive is also delivered in awards and is subject to a tenure hurdle.

In fiscal 2007, we granted awards relating to 340,881 shares under the Executive Performance Share Plan. As at September 30, 2007, the bank had an aggregate of 486,850 awards relating to shares outstanding under the Executive Performance Share Plan.

Executive option plan

The Managing Director and executive officers are eligible to participate in the Executive Option Plan. Options become exercisable upon payment of an exercisable price, subject to tenure, if we achieve a predetermined level of earnings per share before goodwill and significant items. If this measure is not met the options may still vest if our Total Shareholder Return, compared to that of a comparator group of companies, exceeds or meets certain targets. Where applicable, below a Total Shareholder Return floor no options vest and between the floor and the target options vest proportionately.

We granted 423,236 options during fiscal 2007. As at September 30, 2007, we had an aggregate of 1,465,313 options outstanding under the Executive Option Plan.

Non-executive directors' share purchase plan

Non-Executive Directors are provided with the opportunity to contribute part or all of their pre-tax remuneration from us to acquire our fully paid ordinary shares. Shares are acquired on-market and brokerage fees are subsidized by us. Shares acquired under the Purchase Plan remain restricted for 10 years and may not be sold or transferred until the period of restriction has ended or at the time the directorship ceases. Shares purchased under this plan are expensed in our income statement.

In fiscal 2007, Non-Executive Directors were allocated 10,172 shares, which were acquired on-market at an average purchase price of $34.00 per share.

Service agreements

We have entered into service agreements with our Chief Executive Officer and most of our Group Executives that provide for the payment of benefits where the service agreement is terminated by the bank or the Group Executive. The service agreements are not fixed term and generally provide that where we terminate the service agreement other than for misconduct, then a payment of between 12 and 15 months base remuneration is payable by the bank depending upon the conditions of each individual service agreement as well as statutory entitlements. Several Group Executives also have a provision for an additional payment in redundancy.

We have agreements with certain Non-Executive Directors providing for benefits to be paid on their retirement or death. The benefits were frozen at the rate accrued at September 30, 2003, and directors appointed after September 30, 2003 are not entitled to retirement benefits.

Major shareholders and related parties

The following table sets forth the shareholdings of our twenty largest shareholders of record, as at March 31, 2008. Each of the holders listed in the following table have equal voting rights with all other shareholders.

Shareholders	Number of Shares	Percent of issued shares
1. J P Morgan Nominees Australia Limited	57,226,789	10.20%
2. National Nominees Limited	30,580,643	5.45%
3. HSBC Custody Nominees (Australia) Limited	29,375,815	5.24%
4. RBC Dexia Investor Services Australia Nominees Pty Limited	11,469,903	2.04%
5. ANZ Nominees Limited	8,571,069	1.53%
6. Cogent Nominees Pty Limited	6,246,428	1.11%
7. Citicorp Nominees Pty Limited	6,035,834	1.08%
8. AMP Life Limited	2,884,204	0.51%
9. Citicorp Nominees Pty Limited (CFS Wholesale Geared Share Fund Account)	2,717,692	0.48%
10. Australian Foundation Investment Company Limited	2,543,663	0.45%
11. Argo Investments Limited	2,526,137	0.45%
12. Perpetual Trustee Company Limited	2,509,043	0.45%
13. UBS Wealth Management Australia Nominees Pty Limited	2,495,338	0.44%
14. Queensland Investment Corporation	2,419,116	0.43%
15. HSBC Custody Nominees (Australia) Limited—A/C 2	2,313,823	0.41%
16. HSBC Custody Nominees (Australia) Limited—GSCO ECA	2,030,350	0.36%
17. Milton Corporation Limited	2,009,221	0.36%
18. Cogent Nominees Pty Limited (SMP Account)	1,971,761	0.35%
19. Australian Reward Investment Alliance	1,342,669	0.24%
20. Woodross Nominees Pty Limited	1,340,484	0.24%

As of March 31, 2008, 0.03% of our shares were held by 116 shareholders on record in the United States. We are not aware of any arrangements which may at a subsequent date result in a change in control of St.George.

Related party transactions

As permitted under Australian law, we extend loans and undertake ordinary course financial transactions to directors and director related entities. For a discussion of these and other related party transactions during fiscal 2007, see Note 48 to the 2007 financial statements.

Taxation

The following statements with respect to taxation are only general summaries and are based on advice we have received. Prospective purchasers of the Notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under United States federal and Australian tax law, and the laws of any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Australian taxation

The following is a general summary of the Australian taxation consequences arising under the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997 (together, the "Tax Act") as applicable at the date of this offering memorandum.

The summary only applies to holders of Notes ("Noteholders") who:

- are not residents of Australia for tax purposes;
- do not carry on business in Australia or have a permanent establishment or fixed base in Australia;
- purchased the Notes at their issue price set out in the relevant pricing supplement;
- are not associates of St.George within the meaning of section 128F(9) of the Tax Act; and
- hold the Notes on capital account.

This summary is general in nature because the tax implications for each Noteholder may vary depending on its particular circumstances. This does not attempt to address all of the Australian tax consequences that may be relevant to Noteholders. It is recommended that prospective investors seek their own tax advice specific to their particular circumstances.

This summary is not intended to be nor should it be construed to be legal or tax advice to any particular investor.

It is assumed in this summary that the issue of the Notes by St.George, will satisfy the public offer test in section 128F of the Tax Act. In this regard, St.George intends to issue the Notes in a manner which will satisfy the public offer test in section 128F of the Tax Act and which otherwise meets all other requirements of section 128F.

St.George has not sought and does not intend to seek on behalf of the Noteholders a ruling from the Australian Taxation Office or any other revenue authority in relation to the Australian taxation implications associated with the Notes.

Payments under the notes

Periodic interest payments.

The periodic interest payments made under the Notes by St.George should constitute interest or amounts in the nature of interest in the hands of non-Australian resident Noteholders.

Transfer of notes

Where a non-Australian resident Noteholder sells the Notes to an Australian resident, a gain on the sale of the Notes (being the difference between the sale price and issue price), may constitute interest or an amount in the nature of interest and be subject to Australian withholding tax at the rate of 10 per cent, unless the provisions of section 128F are complied with in relation to the issue of the Notes.

If such gain is not treated as being interest or amounts in the nature of interest, then no Australian withholding tax should arise in respect of that excess.

Interest—australian withholding tax

Payments of interest or amounts in the nature of interest to non-Australian resident Noteholders will prima facie be subject to withholding tax at a rate of 10 per cent unless either an exemption is available under section 128F of the Tax Act or an exemption in a relevant double tax treaty applies. As it is assumed that the issue of the Notes by St.George will satisfy the public offer test in section 128F, the availability of an exemption in a relevant double tax treaty has not been considered.

Where section 128F applies, there will be no Australian withholding tax on payments of interest or amounts in the nature of interest to non-Australian resident Noteholders. St.George intends to issue the Notes in a manner which will satisfy the public offer test in section 128F of the Tax Act and which otherwise meets all other requirements of section 128F. Where this occurs, based on the current legislation and administration policy of the Australian Taxation Office, the exemption will be available.

Even if exemption from the Australian withholding tax provided by section 128F of the Tax Act does not apply, a non-Australian resident Noteholder may be eligible for relief from such tax under a tax treaty between Australia and the non-Australian resident Noteholder's country of residence. For example, under the tax treaty between Australia and the United States, no source country tax may be levied on interest derived by a resident of the other country in certain circumstances. The restriction on levying source country tax occurs, broadly, where a financial institution (as defined in the tax treaty between Australia and the United States) is unrelated to and dealing wholly independently with the payer. Accordingly, the non-Australian resident Noteholder may be eligible for relief under the tax treaty between Australia and the United States, depending on the non-Australian resident Noteholder's particular circumstances.

Profit or gain on disposal of the notes

Any profit or gain made on disposal of the Notes should not be subject to Australian tax provided that such profit or gain does not have an Australian source.

Whether a profit or gain on disposal of the Notes has an Australian source is a question of fact that will be determined on the basis of the circumstances existing at the time of the disposal. In general, the profit or gain should not have an Australian source provided that the Notes are:

- acquired and held outside Australia;
- held in connection with a business conducted exclusively outside Australia; and

- are disposed of to a non-resident directly or to a non-resident through a non-resident agent, under a contract executed outside of Australia.

If the profit or gain on disposal of a Note is deemed to have an Australian source, a non Australian resident Noteholder may be eligible for relief from Australian tax on such profit or gain, under a double tax treaty between Australia and the non-Australian resident Noteholder's country of residence.

Prospective Noteholders should consult their tax advisors regarding their entitlement to benefits under a tax treaty.

Goods and services tax (GST)

GST should not be payable by the Noteholders on the issue, redemption or exchange of the Notes.

Holders registered for GST are unlikely to be entitled to a full input tax credit for any GST paid in respect of costs associated with the acquisition of Notes (for example, adviser fees).

Other matters

The Australian Government released draft legislation proposing reforms to the Taxation of Financial Arrangements. The measures in this draft are wide ranging and if implemented will change both the timing and character of many important items of income and deductions, subject to limited exceptions.

It is expected that new rules will only apply to transactions that are put in place or significantly modified after the commencement of the measures. Although a commencement date for these measures has not yet been specified, Noteholders should pay attention to the measures as they progress through the legislative process in case they have an unexpected impact on the taxation implications of holding the Notes.

Certain United States federal income tax considerations

The following is a summary of certain United States federal income tax considerations relating to the purchase of Notes by a US Holder (as defined below) that is an initial purchaser that purchases the Notes on the applicable issue date pursuant to the price set forth in the applicable pricing supplement. Special United States federal income tax rules that may apply to the issuance of specific Notes, including Amortizing Notes and variable rate Notes, will be described in the applicable pricing supplement. This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as Notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)) or to persons that will hold the Notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not discuss any (i) United States federal income tax consequences to (A) Non-US Holders or (B) investors whose functional currency is other than the US dollar, or (ii) state, local, or non-United States tax considerations. This summary addresses investors who will hold the Notes as "capital assets"

(generally, property held for investment) under the Internal Revenue Code of 1986, as amended. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of the purchase, ownership, and disposition of the Notes, including as a result of changes to the United States federal income tax law after the date of this offering memorandum and any pricing supplement.

For the purposes of this summary, a "US Holder" is a beneficial owner of Notes that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that is otherwise treated as a United States person. The term "Non-US Holder" means any beneficial owner of a Note that is not a US Holder.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF NOTES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF NOTES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS OF NOTES UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS OF NOTES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Payments of interest

Interest paid on the Notes, whether paid in US dollars or a currency other than US dollars ("foreign currency"), including a composite currency or basket of foreign currencies, generally will be taxable to a US Holder as ordinary interest income at the time such payments are received or accrued in accordance with the holder's regular method of tax accounting.

A US Holder that uses the cash method of tax accounting and receives a payment of interest that is denominated in, or determined by reference to, a foreign currency will be required to include in income the US dollar value of the foreign currency payment based on the spot rate of exchange on the date of receipt, regardless of whether the payment is actually converted into US dollars. No exchange gain or loss will be recognized with respect to the receipt of such payment (other than exchange gain or loss realized on the disposition of the foreign currency so received, as described below under "—Transactions in Foreign Currency").

A US Holder that uses the accrual method of tax accounting determines the amount of income recognized with respect to an interest payment denominated in, or determined by reference to, a foreign currency based on either:

- the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the portion thereof within such holder's taxable year; or

- at such holder's election, at the spot rate of exchange on (1) the last day of the accrual period, or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year, or (2) the date of receipt, if such date is within five business days of the last day of the accrual period.

Such election must be applied consistently by the US Holder to all debt instruments from year to year and can be changed only with the consent of the Internal Revenue Service. A US Holder that uses the accrual method of tax accounting will recognize foreign currency gain or loss on the receipt of an interest payment if the spot rate of exchange on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. Such foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the Note.

Original issue discount

A Note (other than a Note with a term of one year or less) will be issued with original issue discount ("OID") if the stated redemption price at maturity exceeds the issue price of such Note by more than a statutorily-defined de minimis amount. A Note's stated redemption price at maturity is the total of all payments made with respect to the Note that are not payments of qualified stated interest. Generally, an interest payment on a Note is qualified stated interest if it is one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate. If the Notes are issued with OID, a US Holder will be required to include OID in ordinary income over the period that it holds the Notes as determined on a constant yield method in advance of the receipt of the cash attributable thereto. Any amount of discount included in income will increase a US Holder's tax basis in the Notes.

Short-Term Notes. Individual and other cash method US Holders of a short-term Note (i.e., a Note with a maturity of one year or less) are not required to accrue "short-term Note OID," as defined below, unless any such holder elects to do so. Accrual method taxpayers, electing cash method taxpayers and taxpayers in certain special classes are required to accrue short-term Note OID on either a straight line method or under the constant yield method. US Holders who are not required and do not elect to include short-term Note OID in income currently will realize ordinary income upon sale or retirement of the Note in the amount of the accrued short-term Note OID. Short-term Note OID includes all interest payments on a short-term Note, including stated interest, included in the stated redemption price at maturity of such Note.

Foreign Currency Discount Notes. If a Note is denominated in, or determined by reference to, a foreign currency, OID for any accrual period is calculated by determining the amount of OID in the foreign currency, then translating the amount of OID into US dollars in the same manner as stated interest accrued by an accrual basis US Holder, as described above under "—Payments of Interest." US Holders may recognize foreign currency gain or loss, which will be treated as ordinary income or loss with respect to amounts attributable to OID that are received in connection with an interest payment or upon the sale or other disposition of the Notes.

Variable Rate Notes. Generally, a variable rate Note will be a "qualified variable rate debt instrument" for United States federal income tax purposes if its issue price does not exceed the total noncontingent principal payments due under the variable rate Note by more than a statutorily-defined *de minimis* amount, and it provides for stated interest paid or compounded at least annually at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period (a "qualified VRDI"). All stated interest on a qualified

VRDI is qualified stated interest if the qualified VRDI provides for stated interest at a single qualified floating rate or objective rate and the interest is unconditionally payable at least annually. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or a qualified inverse floating rate, the value as of the Note's issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note. United States federal income tax considerations with respect to any variable rate Note that is not a qualified VRDI will be described in the applicable pricing supplement.

Notes purchased at a premium

US Holders who purchase a Note for an amount in excess of its principal amount may elect to treat the excess as amortizable bond premium. Making this election will reduce the amount required to be included in income each year with respect to interest on the Note by the amount of amortizable bond premium allocable to that year, based on the Note's yield to maturity. If the Note is denominated in, or determined by reference to, a foreign currency, amortizable bond premium will be computed in units of the foreign currency and the amortizable bond premium will reduce interest income in units of the foreign currency. Recognized gain or loss that is attributable to changes in exchange rates between the time the amortized bond premium offsets interest income and the time of the acquisition of the Note is generally taxable as ordinary income or loss. If a US Holder makes an election to amortize bond premium, such election will apply to all debt instruments (other than debt instruments the interest on which is excludible from gross income) that such holder holds at the beginning of the first taxable year to which the election applies or that such holder thereafter acquires. Such election may not be revoked without the consent of the Internal Revenue Service.

Amortizing notes and notes with certain other terms

The applicable pricing supplement will discuss any special United States federal income tax rules with respect to (i) Notes the payments on which are determined by reference to any index or formula, (ii) Notes that are subject to the rules governing contingent payment obligations which are not qualified VRDIs, and (iii) Amortizing Notes.

Transactions in currency other than US dollars

Foreign currency amounts received as interest with respect to Notes or on a disposition of Notes will have a basis equal to their US dollar value at the time such interest is received or at the time such proceeds are received. The amount of gain or loss recognized on a sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of US dollars, or the fair market value in US dollars, of the other property received in such sale or other disposition, and (ii) the US Holder's tax basis in such foreign currency.

A US Holder that purchases a Note with previously owned foreign currency will generally recognize gain or loss in an amount equal to the difference, if any, between such holder's tax basis in such foreign currency and the US dollar fair market value of such Note on the date of purchase. Any such gain or loss generally will be ordinary income or loss and will not be treated as interest income or expense. The conversion of US dollars to foreign currency and the immediate use of such currency to purchase a Note will not result in any exchange gain or loss for a US Holder.

Sale, exchange, retirement or other taxable disposition of the notes

A US Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of a Note in an amount equal to the difference between the amount realized upon such disposition, less any accrued interest, which will be taxable as ordinary income in the manner described above under "—Payments of Interest," and the holder's "adjusted tax basis" (as described below) in the Note. The amount realized by a US Holder upon sale of a Note for foreign currency will be the US dollar value of the applicable foreign currency received calculated at the spot rate of exchange on the date of disposition. Any such gain or loss will be long-term if the Note has been held for more than one year. The deductibility of a capital loss is subject to limitations.

Adjusted Tax Basis. A US Holder's tax basis in a Note will generally be equal to the cost of the Note to the holder. If a Note is issued with OID (or short-term Note OID), a US Holder's adjusted tax basis in the Note generally will be such holder's initial purchase price, increased by OID (or short-term Note OID) previously included in such holder's gross income to the date of disposition and decreased by distributions or other payments received on the Note since and including the date that the Note was issued with OID (or short-term Note OID). The cost of a Note denominated in a foreign currency will generally be the US dollar value of the purchase price of such Note on the date of purchase, calculated at the spot rate of exchange on that date.

Plan of distribution

The Notes are being offered on a periodic basis for sale by us through J.P. Morgan Securities Inc. (arranger and lead agent), Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities LLC and any other agents appointed in accordance with the Distribution Agreement (the "agents"), each of which has agreed to use its reasonable best efforts to solicit offers to purchase the Notes. St.George will pay the applicable agent a commission which will equal the percentage of the principal amount of any such Note sold through such agent set forth in the applicable pricing supplement. St.George may also sell Notes to an agent, as principal, at a discount from the principal amount thereof, and such agent may later resell such Notes to investors and other purchasers at varying prices related to prevailing market prices at the time of sale as determined by such agent. St.George may also sell Notes directly to, and may solicit and accept offers to purchase directly from, investors on St.George's own behalf in those jurisdictions where St.George is authorized to do so.

In addition, the agents may offer the Notes they have purchased as principal to other agents. The agents may sell Notes to any agent at a discount. Unless otherwise indicated in the applicable pricing supplement, any Note sold to an agent as principal will be purchased by such agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to any agency sale of a Note of identical term, and may be resold by such agent to investors and other purchasers from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale or may be resold to certain dealers as described above. After the initial offering of Notes to be resold to investors and other purchasers on a fixed offering price basis, the offering price, concession and discount may be changed.

St.George reserves the right to withdraw, cancel or modify the offer made hereby without notice and may reject orders in whole or in part whether placed directly with us or through an agent. Each agent will have the right, in its discretion reasonably exercised, to reject any offer to purchase Notes received by it, in whole or in part.

In connection with an offering of Notes purchased by one or more agents as principal on a fixed offering price basis, such agent(s) will be permitted to over-allot or engage in transactions that stabilize the price of Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of Notes. If the agent creates or the agents create, as the case may be, a short position in Notes, that is, if it sells or they sell Notes in an aggregate principal amount exceeding that set forth in the applicable pricing supplement, such agent(s) may reduce that short position by purchasing Notes in the open market. In general, purchase of Notes for the purpose of stabilization or to reduce a short position could cause the price of Notes to be higher than it might be in the absence of such purchases. Such stabilization if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilization, if any, will be in compliance with all laws.

Neither St.George nor any of the agents make any representation or prediction as to the direction or magnitude of any effect that the transactions described in the immediately preceding paragraph may have on the price of Notes. In addition, neither St.George nor any of the agents make any representation that the agents will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

The agents may from time to time purchase and sell Notes in the secondary market, but they are not obligated to do so, and there can be no assurance that there will be a secondary market for the Notes or liquidity in the secondary market if one develops. From time to time, the agents may make a market in the Notes.

St.George has agreed to indemnify the agents against and to make contributions relating to certain liabilities, including liabilities under the Securities Act. The agents may engage in transactions with, or perform services for St.George in the ordinary course of business. Some of the agents or their affiliates have, directly or indirectly, performed investment and/or commercial banking or financial advisory services for St.George or its affiliates, for which they may have received customary fees and commissions, and they may provide these services to St.George and its affiliates in the future, for which they may also receive customary fees and commissions.

United States

The Notes are not being registered under the Securities Act in reliance on the exemptions from registration provided by Rule 144A under the Securities Act and Section 4(2) of the Securities Act promulgated thereunder and upon Regulation S under the Securities Act. The Notes are being offered hereby only (A) to QIBs in reliance on Rule 144A and (B) to persons other than US persons (as defined in Regulation S) ("Regulation S Purchasers") in offshore transactions in reliance upon Regulation S. The minimum principal amount of Notes which may be purchased for any account is US$2,000 (or the equivalent thereof in any other foreign or composite currency).

Prior to any issuance of Notes in reliance on Regulation S, each relevant agent will be deemed to represent and agree that it will send to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Notes from them during the distribution compliance period (as defined in Regulation S) a confirmation or notice substantially to the following effect:

"The Notes covered hereby have not been registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered and sold within the United States or to, or for the account or benefit of, US persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except, in either case, in accordance with Regulation S (or Rule 144A, if available) under the Securities Act. Terms used above have the meaning given to them by Regulation S".

Until the expiration of the period ending 40 days after the later of the commencement of the offering and the date of issue of the Notes, an offer or sale of Notes within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from Registration under the Securities Act.

There is no undertaking to register the Notes hereafter and they cannot be resold except pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. Each purchaser of the Notes offered hereby in making its purchase will be deemed to have made the acknowledgments, representations and agreements as set forth under "Important Notices".

Australia

No prospectus or other "disclosure document", as defined in the Australian Corporations Act, in relation to the Notes has been or will be lodged with ASIC. Each agent has represented and agreed that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue or purchase of any Notes in Australia, including an offer or invitation which is received by a person in Australia; and

(b) has not distributed or published, and will not distribute or publish, this offering memorandum or any other offering material or advertisement relating to any Notes in Australia,

unless (i) the aggregate consideration payable by each offeree or invitee is at least $500,000 (or its equivalent in other currencies but disregarding moneys lent by St.George, the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Australian Corporations Act, (ii) the offer, invitation or distribution complies with the conditions of its Australian financial services license or an applicable exemption from the requirement to hold such license, (iii) the offer, invitation or distribution complies with all applicable laws and regulations relating to the offer, sale and resale of the Notes in the jurisdiction in which such offer, sale and resale occurs and (iv) such action does not require any document to be lodged with ASIC.

Section 708(19) of the Australian Corporations Act provides that an offer of debentures for issue or sale does not need disclosure to investors under Part 6D.2 of the Australian Corporations Act if the issuer is an Australian ADI. As at the date of this offering memorandum, St.George is an ADI.

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each agent has represented and agreed, and each further agent appointed by St.George will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make the offer of Notes which are the subject of the offering contemplated by this offering memorandum as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last fiscal year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant agent or agents nominated by St.George for any such offer; or

(d) at any time in other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (a) to (d) above shall require St.George or any agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an offer of Notes to the public in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Japan

Each agent will be deemed to represent and agree that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "Financial Instruments and Exchange Law"), and that it has not offered or sold, and agrees not to offer or sell the Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to a Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to a Japanese Person except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and otherwise in compliance with applicable regulations and provisions of Japanese law. For the purpose of this paragraph "Japanese Person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

Each agent has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong"), by means of any document, any Notes other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This offering memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering memorandum and any other document or material in

connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

United Kingdom

Each agent will be deemed to represent and agree that:

(i) in relation to any Notes which have a maturity of less than one year:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business; and

(b) it has not offered or sold and will not offer or sell any Notes other than in minimum denominations of £100,000 or greater (or its equivalent in other currencies) to persons:

(1) whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses; or

(2) who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses;

(3) where the issue of the Notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000, as amended ("FSMA"), of the United Kingdom by St.George;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to St.George; and

(iii) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Legal matters

Certain legal matters as to the validity of the Notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom, Sydney, Australia, as to certain matters of New York law. The validity of the Notes will be passed upon for the agents by their United States counsel, Sidley Austin LLP, New York, New York, as to certain matters of New York law. The validity of the Notes under Australian law will be passed upon for us by our Australian counsel, Allens Arthur Robinson, Sydney, Australia.

Independent auditors

Our audited consolidated financial statements including the notes to those financial statements, of September 30, 2007, 2006 and 2005, and for each of the years then ended, incorporated by reference in this offering memorandum have been audited by KPMG, independent accountants, as stated in their report appearing in 2007 financial statements and 2006 financial statements included in this offering memorandum.

With respect to the unaudited interim financial information for our 2008 and 2007 half years, incorporated by reference in this offering memorandum, KPMG, independent accountants, have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, KPMG's separate report incorporated by reference in the offering memorandum states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on KPMG's report on such information should be restricted in light of the limited nature of the review procedures applied.

KPMG may be able to assert a limitation of liability with respect to claims arising out of its audit reports to the extent it is subject to the limitations set forth in the Professional Standards Act of 1994 of New South Wales, Australia (the "Professional Standards Act") and the Institute of Chartered Accountants in Australia (NSW) Scheme adopted by The Institute of Chartered Accountants in Australia and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the "NSW Accountants Scheme") or, in relation to matters occurring prior to October 7, 2007, the predecessor scheme. The Professional Standards Act and the New South Wales Accountants Scheme may limit the liability of KPMG for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted in the performance of its professional services in relation to St.George, including, without limitation, its audits of our financial statements, to the lesser of ten times the reasonable charge for the service by KPMG that gave rise to the claim and a maximum liability for audit work of $75 million (or, in relation to matters occurring prior to October 7, 2007, $20 million, and a maximum liability for other work of $20 million). The limit does not apply to liability for damages arising from breach of trust, fraud or dishonesty.

The consolidated financial statements of Westpac as of September 30, 2006 and September 30, 2007, and for each of the three years in the period ended September 30, 2007, which are included in the Westpac 2007 annual report on Form 20-F, incorporated by reference in this offering memorandum, and Westpac's internal control over financial reporting as of September 30, 2007, have been audited in accordance with auditing standards generally accepted in Australia and the standards of the Public Company Accounting Oversight Board (United States) by PricewaterhouseCoopers, an Australian partnership ("PwC Australia") and an

independent registered public accounting firm, as stated in their report dated November 1, 2007.

With respect to the unaudited financial information of Westpac for the six-month periods ended March 31, 2008, incorporated by reference in this offering memorandum, PwC Australia reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 1, 2008 incorporated by reference in this offering memorandum, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

The liability of PwC Australia, with respect to claims arising out of its audit reports described above, is subject to the limitations set forth in the Professional Standards Act and the New South Wales Accountants Scheme or, in relation to matters occurring prior to October 7, 2007, the predecessor scheme. The Professional Standards Act and the New South Wales Accountants Scheme may limit the liability of PwC Australia for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted in the performance of its professional services for its client, including, without limitation, its audits of its client's financial statements, to the lesser of (in the case of audit services) ten times the reasonable charge for the service provided and a maximum liability for audit work of $75 million (or, in relation to matters occurring prior to October 7, 2007, $20 million) and a maximum liability for other work of $20 million. The limit does not apply to liability for damages arising from breach of trust, fraud or dishonesty.

These limitations of liability may limit recovery upon the enforcement in Australian courts of any judgment under US or other foreign laws rendered against PwC Australia based on or related to its audit report on Westpac's financial statements. However, the Professional Standards Act and the New South Wales Accountants Scheme have not been subject to judicial consideration and therefore how the limitation will be applied by the courts and the effect of the limitation on the enforcement of foreign judgments are untested.

Annex A—Form of pricing supplement

St.George Bank Limited US$15,000,000,000 Senior Medium Term Note, Series A, and Subordinated Medium Term Notes, Series A, Offering Memorandum dated August 19, 2008 (the "Offering Memorandum").

Dated [ ]

In terms of the Fiscal Agency Agreement dated as of August 19, 2008, we wish to advise the following in respect of the latest issue of Notes.

[Note: Italics denote guidance for completing final terms.]

Issuer:	St.George Bank Limited
Principal amount and specified currency:	[US$[ ] OR [*Specify details of Foreign Currency Note*]
Option to receive payment in Specified currency:	[Not applicable] OR [*Specify details*]
Title of note:	[Senior] OR [Subordinated] Medium Term Note, Series A
Type of note:	[Rule 144A Global Note] OR [Regulation S Global Note] OR [Rule 144A Global Note and Regulation S Global Note]
Term:	[[ ] years]
Issue date:	[ ]
Trade date:	[ ]
Stated maturity:	[ ]
Redemption:	[No redemption at the option of the Issuer prior to Stated Maturity (other than for tax reasons)] OR [At option of the Issuer—*specify details/see further details below*]
Repayment:	[No repayment at the option of the holders prior to Stated Maturity] OR [At option of holders—*specify details*]
Net proceeds to St.George:	[ ]
Fixed rate notes:	[Applicable/Not Applicable] [*If not applicable, delete following subparagraphs*]
Interest rate:	[ ]% per annum
Interest rate frequency:	[Annually/Semi-annually/Quarterly/Monthly/Weekly/Daily]
Regular record date(s):	[*Specify details*]
Interest payment dates:	[*Specify details*]

Floating rate notes:	[Applicable/Not Applicable] [*If not applicable, delete following subparagraphs*]
Floating rate:	Specified Interest Rate [+/−Spread] [x Spread Multiplier][Inverse Floating Rate][Floating Rate/Fixed Rate]
Initial interest rate:	[ ]% per annum
Base rate:	[Commercial Paper Rate] OR [Prime Rate] OR [CD Rate] OR [Federal Funds Rate] OR [LIBOR] OR [EURIBOR] OR [Treasury Rate] OR [CMT Rate] OR [Eleventh District Cost of Funds Rate] OR [Australian Bank Bill Rate] OR [Other—*specify details*]
Initial base rate:	[ ]% per annum
Spread (if applicable):	[Not applicable] OR [*Specify details*]
Spread multiplier (if applicable):	[Not applicable] OR [*Specify details*]
Maximum (if applicable):	[Not applicable] OR [*Specify maximum Interest Rate*]
Minimum (if applicable):	[Not applicable] OR [*Specify minimum Interest Rate*]
Interest payment dates:	[third Wednesday of each month/March/June/September/ December] OR [*Specify details*]
Interest payment period:	[ ]
Interest reset period:	[ ]
Interest reset dates:	[Annually/Semi-annually/Quarterly/Monthly/Weekly/Daily]
Initial interest reset date:	[ ]
Calculation date:	[Earlier of the tenth calendar day after Interest Determination Date, or if such day is not a Business Day, the next succeeding Business Day and the Business Day preceding the applicable Interest Payment Date or Maturity, as the case may be] OR [Not applicable—if LIBOR, EURIBOR, Australian Bank Bill Rate] OR [*Specify other*]
Interest determination dates:	[*Specify details*]
LIBOR notes:	[Applicable/Not Applicable] [*If not applicable, delete following subparagraphs*]
Applicable provisions:	[Reuters LIBOR01]
Designated LIBOR page:	[Reuters LIBOR01]

CMT rate notes:	*[Applicable/Not Applicable]* [*If not applicable, delete following subparagraphs*]
Designated CMT page:	[Reuters FRBCMT/Reuters FEDCMT] [Weekly Average] OR [Monthly Average][only if Reuters Page FEDCMT is specified]
Designated CMT maturity index:	[1/2/3/5/7/10/20/30]
Floating rate/fixed rate security:	[Applicable/Not Applicable] [*If not applicable, delete following subparagraphs*]
Fixed rate Commencement date:	[Not applicable] OR [*Specify details*]
Fixed interest rate:	[Not applicable] OR [*Specify details*]
Inverse floating rate security:	[Applicable/Not Applicable]
Original issue discount notes:	[Applicable/Not Applicable] (*If applicable, specify details of any applicable provisions.*)
Yield to maturity	[ ]
Zero coupon notes:	[Applicable/Not Applicable] (*If applicable, specify details of any applicable provisions.*)
Amortizing notes:	[Applicable/Not Applicable] (*If applicable, specify details of any applicable provisions.*)
Redemption:	[Applicable/Not Applicable] [*If not applicable, delete following subparagraphs*]
Redemption conditions	[*Specify details*]
Redemption commencement date:	[*Specify details*]
Redemption price(s):	[*Specify details*]
Redemption period(s):	[*Specify details*]
General provisions:	
Business day convention:	[Following Business Day Convention] OR [Modified Following Business Day] OR [Preceding Business Day Convention]
Business days:	[*Specify any other applicable Business Days*]
Alternative day count fraction:	[*Specify if other than 30/360 for Fixed Rate Note*] OR [Not applicable]

Issue price:	[*Specify details*]
Discount or commission:	[ ]%
Offering agent(s):	[ ]
Agent(s) acting in capacity of:	[Principal] OR [Agent]
Paying agent:	The Bank of New York Mellon
Calculation agent:	The Bank of New York Mellon
Exchange rate agent:	The Bank of New York Mellon
Additional paying agent:	[ ]
Redenomination, renominalisation and reconventioning provisions:	[Applicable/Not Applicable] *(If applicable, specify details of any applicable provisions.)*
Listing:	None
Denominations:	[Minimum denomination of [US$2,000, and any integral multiple of US$1,000 thereafter] OR [*Specify other*]
Covenant defeasance:	[*specify details*]
CUSIP:	[ ]
ISIN:	[ ]
Common code:	[ ]
Additional selling restrictions:	[*if sales outside of the United States—Specify details*]
Stabilizing manager:	[ ]
Exchange rate:	[as of US$1.00 =] OR [not applicable] [*insert Business Day prior to day offer was accepted*]
Depositary (if other than DTC)	
Other terms:	[Not applicable] OR [specify details] [ ]

The Notes are being offered and sold without registration under the United States Securities Act of 1933, as amended (the "Securities Act") or any securities laws of any state or other jurisdiction. Accordingly, the Notes are being offered and sold: (A) to "qualified institutional buyers" ("QIBs") as defined in Rule 144A under the Securities Act ("Rule 144A") in reliance upon the exemptions provided by Section 4(2) of the Securities Act and Rule 144A promulgated thereunder and (B) to certain persons in reliance upon Regulation S under the Securities Act.

ST.GEORGE BANK LIMITED

St.George House
4-16 Montgomery Street
Kogarah NSW 2217
Australia

FISCAL AGENT, CALCULATION AGENT AND PAYING AGENT

The Bank of New York Mellon

101 Barclay Street
Floor 21 West
New York, New York 10286
United States

LEGAL ADVISORS

To St.George Bank Limited

As to United States law

Skadden, Arps, Slate, Meagher & Flom

Level 13
131 Macquarie Street
Sydney NSW 2000
Australia

As to Australian law

Allens Arthur Robinson

Deutsche Bank Place
Cnr Hunter and Phillip Streets
Sydney NSW 2000
Australia

As to Australian tax law

Greenwoods & Freehills Pty Limited

Level 39, MLC Centre
Martin Place
Sydney NSW 2000
Australia

To the Agents

As to United States Law

Sidley Austin LLP

787 Seventh Avenue
New York, New York 10019
United States of America

AUDITORS

To St.George Bank Limited

KPMG

10 Shelley Street
Sydney NSW 2000
Australia

st.george

END